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Item 17. Undertakings

As filed with the Securities and Exchange Commission on September 12, 2014

REGISTRATION NO. 333-197619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM S-1/A
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LIBERTY BROADBAND CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6719 (Primary Standard Industrial Classification code number)	47-1211994 (I.R.S. Employer Identification No.)

12300 Liberty Boulevard, Englewood, Colorado 80112, (720) 875-5700
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Richard N. Baer
Liberty Broadband Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5700
(Name, address, including zip code, and telephone
number, including area code, of agent for service)	Copy to: Renee L. Wilm Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2503

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed transactions described herein have been satisfied or waived, as applicable.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☒

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

        Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information in this prospectus is not complete and may be changed. We may not sell the securities offered by this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

Subject to completion, dated September 12, 2014

PROSPECTUS

LIBERTY BROADBAND CORPORATION

12300 Liberty Boulevard
Englewood, Colorado 80112

Series A Common Stock

Series B Common Stock

Series C Common Stock

Subscription Rights to Purchase Shares of Series C Common Stock

           Liberty Broadband Corporation (Broadband, which is also referred to in this prospectus as we, our, or the company) is currently a subsidiary of Liberty Media Corporation (Liberty). Broadband's businesses, assets and liabilities will initially consist of Liberty's 26% ownership interest in, and warrants to purchase additional shares of, Charter Communications, Inc. (Charter), Liberty's 100% ownership interest in TruePosition, Inc. (TruePosition), a minority equity investment in Time Warner Cable Inc. (TWC), certain deferred tax liabilities, liabilities related to a TWC call option and $320 million in indebtedness (with an additional $80 million available to be drawn). Liberty has determined to spin off our company (the Spin-Off) by distributing (the distribution) to the holders of its common stock, as a dividend, all of our common stock and subscription rights to purchase shares of our Series C common stock (each as described in more detail below). We are sending this prospectus to you in connection with the distribution. Liberty will retain the remainder of its businesses, assets and liabilities not held by us at the time of the Spin-Off, including its subsidiaries Sirius XM Holdings, Inc. (Sirius XM) and Atlanta National League Baseball Club, Inc. (ANLBC) and its interest in Live Nation Entertainment, Inc. (Live Nation).

           If all conditions to the Spin-Off are satisfied or waived by the board of directors of Liberty in its sole discretion, at 5:00 p.m., New York City time, on a date to be determined by the board of directors of Liberty (such date and time, the distribution date):

  •
  (a) for each whole share of Liberty's Series A common stock (LMCA) held by you as of 5:00 p.m., New York City time, on a date to be determined by the board of directors of Liberty (such date and time, the record date), you will receive one-fourth of a share of our Series A common stock in the distribution, and (b) you will receive one subscription right to purchase one share of our Series C common stock (a Series C Right) for every five shares of our Series A common stock that you receive in the distribution;

  •
  (a) for each whole share of Liberty's Series B common stock (LMCB) held by you on the record date, you will receive one-fourth of a share of our Series B common stock in the distribution, and (b) you will receive one Series C Right for every five shares of our Series B common stock that you receive in the distribution; and

  •
  (a) for each whole share of Liberty's Series C common stock (LMCK, and together with LMCA and LMCB, the Liberty common stock) held by you on the record date, you will receive one-fourth of a share of our Series C common stock (together with our Series A common stock and our Series B common stock, the Broadband common stock or our common stock) in the distribution, and (b) you will receive one Series C Right for every five shares of our Series C common stock that you receive in the distribution.

           For information regarding the security ownership of certain beneficial owners and management, including John C. Malone, who is expected to beneficially own shares of our common stock representing approximately 47.2% of Broadband's voting power, following the Spin-Off, see "Security Ownership of Certain Beneficial Owners and Management."

           Each whole Series C Right will entitle the holder thereof to acquire one share of our Series C common stock at a subscription price to be determined following the distribution, as described in more detail below. This offering (the rights offering) will commence on the second trading day following the subscription price determination period (as defined below) and will remain open for 20 trading days. The actual number of shares to be offered in the rights offering will depend on the number of outstanding shares of Liberty common stock on the record date for the distribution. We refer to the distribution and the rights offering collectively as the Transaction.

           Cash will be issued in lieu of fractional shares of the Broadband common stock, and fractional Series C Rights will be rounded up to the nearest whole right. Based on the numbers of shares of LMCA, LMCB and LMCK common stock outstanding as of [    •    ], 2014, we expect to distribute approximately [    •    ] million shares of our Series A common stock, [    •    ] million shares of our Series B common stock, and [    •    ] million shares of our Series C common stock to holders of existing shares of LMCA, LMCB and LMCK, respectively, and approximately [    •    ] million Series C Rights in the distribution.

           In the rights offering, each Series C Right will entitle the holder to a basic subscription privilege and an oversubscription privilege. Under the basic subscription privilege, each whole Series C Right entitles its holder to purchase one share of our Series C common stock at a subscription price equal to a 20% discount to the 20 trading day volume weighted average trading price of our Series C common stock beginning on the first day on which our Series C common stock begins trading "regular way" on the Nasdaq Global Select Market following the distribution (such price, the subscription price and such 20 "regular way" trading day period, the subscription price determination period). Under the oversubscription privilege, each rightsholder which exercises its basic subscription privilege, in full, will have the right to subscribe, at the subscription price, for up to that number of shares of our Series C common stock which are not purchased by rightsholders under their basic subscription privilege. If a rightsholder delivers an oversubscription request for shares of our Series C common stock and we receive oversubscription requests for more shares of our Series C common stock than we have available for oversubscription, the rightsholder will receive its pro rata portion of the available shares of our Series C common stock based on the number of shares it purchased under its basic subscription privilege or, if less, the number of shares for which it oversubscribed. All exercises of Series C Rights are irrevocable even if our board determines, in its sole discretion, to extend the expiration time. The rights offering will expire at 5:00 p.m., New York City time, on the 20th trading day following the commencement of the rights offering, unless we extend it, with the length of such extension to be determined by our board of directors in its sole discretion. However, we may not extend the expiration time of the rights offering for more than 25 trading days past the original 20 trading day subscription period.

           No vote of Liberty's or Broadband's stockholders is required or is being sought to authorize or effectuate the Transaction. No action is required of you to receive your shares of our common stock or the Series C Rights.

           There is no current trading market for our common stock. We expect to list our Series A common stock and Series C common stock on the Nasdaq Global Select Market under the symbols "LBRDA" and "LBRDK," respectively. Although no assurance can be given, we currently expect that our Series B common stock will trade on the OTC Bulletin Board under the symbol "LBRDB." We expect to list the Series C Rights on the Nasdaq Global Select Market under the symbol "LBRKR"; however, the Series C Rights will not be tradeable until after the subscription price is determined and announced by press release as well as provided pursuant to a supplement to this prospectus to be filed on the first trading day following the completion of the subscription price determination period.

           In reviewing this prospectus, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 14.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has passed upon the adequacy or accuracy of this prospectus as truthful or complete. Any representation to the contrary is a criminal offense.

           WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

The date of this prospectus is [    •    ], 2014.

i

ii

        This prospectus describes the businesses and assets of our company as though they were our businesses and assets for all historical periods described. However, our company is a newly formed entity that will not have conducted any operations prior to the Spin-Off and instead will have had such businesses and assets transferred to it in connection with the Spin-Off. References in this prospectus to the historical assets, liabilities, businesses or activities of our businesses or the businesses in which we have interests are intended to refer to the historical assets, liabilities, businesses or activities as they were conducted or held by Liberty prior to the Spin-Off. Following the Spin-Off, we will be an independent publicly traded company, and Liberty will have no continuing stock ownership in our company. The historical combined financial information of our company as part of Liberty contained in this prospectus is not necessarily indicative of our future financial position, future results of operations or future cash flows, nor does it reflect what the financial position, results of operations or cash flows of our company would have been had we been operated as a stand-alone company during the periods presented.

        You should not assume that the information contained in this prospectus is accurate as of any date other than the date set forth on the cover page of this prospectus. Changes to the information contained herein may occur after that date and we do not undertake any obligation to update the information unless required to do so by law.

iii

 SUMMARY

        The following is a summary of material information discussed in this prospectus. It is included for convenience only and should not be considered complete. You should carefully review this entire prospectus, including the risk factors, to better understand the Transaction and our business and financial position.

 Our Company

        Broadband is currently a wholly owned subsidiary of Liberty. Immediately following the Spin-Off, our principal businesses, assets and liabilities will consist of Liberty's 26% ownership interest in, and warrants to purchase additional shares of, Charter, Liberty's 100% ownership interest in TruePosition, a minority equity investment in TWC, certain deferred tax liabilities, liabilities related to a TWC call option and $320 million in indebtedness (with an additional $80 million available to be drawn) (collectively referred to as the Broadband Assets and Liabilities). Following the Spin-Off, we will be an independent publicly traded company, and Liberty will not retain any ownership interest in us. In connection with the Spin-Off, we expect to enter into certain agreements, including the reorganization agreement and the tax sharing agreement, with Liberty, pursuant to which, among other things, we and Liberty will indemnify each other against certain liabilities that may arise from our respective businesses. See "Certain Relationships and Related Party Transactions—Relationships Between Broadband and Liberty."

  Charter Communications, Inc.

        Charter is one of the largest providers of cable services in the United States, offering a variety of entertainment, information and communications solutions to residential and commercial customers. Its infrastructure consists of a hybrid of fiber and coaxial cable plant with approximately 12.8 million estimated passings, with 97% at 550 megahertz (MHz) or greater and 98% of plant miles two-way active. A national Internet Protocol (IP) infrastructure interconnects Charter markets. Through Charter Business®, Charter provides scalable, tailored broadband communications solutions to business and carrier organizations, such as video entertainment services, Internet access, business telephone services, data networking and fiber connectivity to cellular towers and office buildings. As of December 31, 2013, Charter served approximately 567,000 commercial primary service units, primarily small- and medium-sized commercial customers. Charter's advertising sales division, Charter Media®, provides local, regional and national businesses with the opportunity to advertise in individual markets on cable television networks.

  TruePosition, Inc.

        TruePosition was incorporated on November 24, 1992. TruePosition develops and markets technology for locating wireless phones and other wireless devices on a cellular network, enabling wireless carriers and government agencies to provide public safety E-9-1-1 services domestically and services in support of national security and law enforcement worldwide. "E-9-1-1" or "Enhanced 9-1-1" refers to a Federal Communications Commission (FCC) mandate requiring wireless carriers to implement wireless location capability. TruePosition's location system is a passive network overlay system designed to enable mobile wireless service providers to determine the location of all network wireless devices, including cellular and Personal Communications Service (PCS) telephones. Using its patented Uplink Time Difference of Arrival (U-TDOA) and other technologies, TruePosition's location system calculates the latitude and longitude of a designated wireless telephone or transmitter and forwards the information in real time to application software. TruePosition's current offerings cover major wireless air interfaces including Code Division Multiple Access (CDMA), Global System for Mobile Communications (GSM) and Universal Mobile Telecommunications System (UMTS). TruePosition's Long Term Evolution (LTE) offering is under development.

        On February 14, 2014, TruePosition completed the acquisition of Skyhook Wireless, Inc. (Skyhook). Skyhook is a provider of hybrid wireless positioning technology and contextual location intelligence worldwide. Skyhook is a global location network with more than 1 billion observed access points and over 13 million venues. The large amount of data collected by Skyhook powers all of its products, providing a location for any mobile app or device and delivering it with context. Skyhook utilizes demographics to create a way for companies and agencies to gather increased and contextual data on consumers' mobile behavior, improving mobile customer experience, and allowing advertisers to reach their audiences in new and relevant ways.

        When we refer to "our business" in this prospectus, we are referring to the businesses of our equity affiliate Charter and our wholly-owned subsidiary TruePosition and their respective subsidiaries following the Spin-Off.

        Our principal executive offices are located at 12300 Liberty Blvd., Englewood, Colorado 80112. Our main telephone number is (720) 875-5700.

Recent Developments

        On April 25, 2014, Charter and Comcast Corporation (Comcast) entered into a binding agreement (the Comcast Agreement), which contemplates three transactions: (1) a contribution and spin-off transaction, (2) the exchange of certain cable systems and (3) a purchase by Charter of certain cable systems (collectively, the Comcast Transactions). Comcast has disclosed that the Comcast Transactions are expected to be executed substantially contemporaneously with each other and will be consummated as promptly as practicable following the merger of a subsidiary of Comcast with TWC pursuant to the Agreement and Plan of Merger dated as of February 12, 2014, by and among Comcast, TWC and Tango Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Comcast, as previously announced by Comcast and TWC.

        Also, as disclosed by Comcast and Charter, in connection with the Comcast Transactions, a wholly owned subsidiary of Charter (New Charter) will convert into a corporation and thereafter, a newly formed, wholly owned subsidiary of New Charter will merge with and into Charter with the effect that all shares of Charter will be converted into shares of New Charter and New Charter will survive as the publicly-traded parent company of Charter. Another newly formed, wholly owned subsidiary of New Charter will merge with and into a former wholly owned subsidiary of Comcast (SpinCo) which will hold and operate certain systems currently owned by Comcast and which will be spun-off (the Comcast Spin-Off) as described in clause (1) of the definition of Comcast Transactions above, with SpinCo surviving (the Merger). In the Merger, (i) New Charter will acquire certain SpinCo shares, and (ii) in exchange for such SpinCo shares, the SpinCo shareholders will receive New Charter shares (the Stock Issuance). Comcast and Charter have both previously disclosed that, as a result of the Merger, it is expected that New Charter will own approximately 33% of SpinCo and SpinCo shareholders, comprised of Comcast shareholders (including legacy TWC shareholders), will own approximately 13% of New Charter.

        On April 25, 2014, concurrently with the execution of the Comcast Agreement, Comcast entered into a voting agreement (the Voting Agreement) with Liberty. Pursuant to the Voting Agreement, Liberty agreed, among other things, to vote all of its shares of Charter common stock in favor of the Stock Issuance and any other matters for which the approval of Charter's stockholders is reasonably necessary to consummate the transactions contemplated by the Comcast Agreement, and against any actions that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the Comcast Agreement.

        Liberty agreed, subject to certain exceptions, not to transfer its shares of Charter common stock during the term of the Voting Agreement. Liberty further agreed that, subject to certain exceptions, neither it nor certain related entities will knowingly acquire ownership of any SpinCo stock until the second anniversary of the Merger.

        In connection with the execution of the Voting Agreement, Liberty received a letter from Charter (the Charter Side Letter) clarifying certain issues under the stockholders agreement entered into between Liberty and Charter in March 2013 (which is being assigned to us in the Spin-Off (the Charter Stockholders Agreement)), including, among other things, that following the merger of Charter with a subsidiary of New Charter, New Charter will be substituted for Charter for all purposes under the Charter Stockholders Agreement, and that the term Company Common Stock, as defined and used in the Charter Stockholders Agreement, will thereafter refer to the common stock of New Charter and acknowledging that Liberty's execution, delivery and performance of its obligations under the Voting Agreement will not result in a breach, violation or default in respect of its obligations under the Charter Stockholders Agreement.

        If the Comcast Transactions are consummated, our equity interests in Charter would be converted into equity interests in New Charter. In addition, the completion of the Comcast Transactions will result in the combined Comcast-TWC entity divesting approximately 3.9 million customers and Charter acquiring 1.4 million existing TWC customers, increasing Charter's current video customer base from 4.4 million to approximately 5.7 million, and making Charter the second largest cable operator in the United States.

The Spin-Off

        The following is a brief summary of the terms of the Spin-Off. Please see "The Spin-Off" for a more detailed description of the matters described below.

Q:
What is the Spin-Off?

A:
In the Spin-Off, Liberty will distribute to the holders of its Series A common stock, Series B common stock and Series C common stock, as a dividend, all the shares of our common stock and all of our subscription rights to purchase shares of our Series C common stock described below under the heading "—The Rights Offering." Following the Spin-Off, we will be a separate company from Liberty, and Liberty will not have any ownership interest in us. You are not required to pay any consideration or give up any portion of your Series A Liberty common stock, Series B Liberty common stock or Series C Liberty common stock to receive shares of our common stock or Series C Rights in the distribution.

Q:
Can Liberty decide not to complete the Spin-Off?

A:
Yes. Liberty's board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the Spin-Off and related transactions at any time prior to the distribution date. In addition, the Spin-Off is subject to the satisfaction of certain conditions, some of which may be waived by the Liberty board of directors in its sole discretion. See "The Spin-Off—Conditions to the Spin-Off." In the event the Liberty board of directors amends, modifies or abandons the Spin-Off, Liberty intends to promptly issue a press release and file a Current Report on Form 8-K to report such event.

Q:
What will I receive in the Spin-Off?

A:
Holders of LMCA will receive a dividend of one-fourth of a share of our Series A common stock for each whole share of LMCA held by them on the record date and one Series C Right for every five shares of our Series A common stock received in the distribution, holders of LMCB will receive a dividend of one-fourth of a share of our Series B common stock for each whole share of LMCB held by them on the record date and one Series C Right for every five shares our Series B common stock received in the distribution and holders of LMCK will receive a dividend of one-fourth of a share of our Series C common stock for each whole share of LMCK held by them on the record date and one Series C Right for every five shares of our Series C common stock received in the distribution. Cash will be issued in lieu of fractional shares of Liberty common stock. See "—The Rights Offering" below for information regarding the Series C Rights to be distributed in the distribution.

Q:
Is the completion of the Spin-Off subject to any conditions?

A:
The completion of the Spin-Off and related transactions are subject to the satisfaction (as determined by the Liberty board of directors in its sole discretion) of the following conditions, certain of which may be waived by the Liberty board of directors in its sole discretion:

•
Liberty's receipt of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP (Skadden Arps) to the effect that the Spin-Off will qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Internal Revenue Code of 1986, as amended (the Code) and that for U.S. federal income tax purposes, (i) no gain or loss will be recognized by Liberty upon the distribution of our common stock and Series C Rights in the Spin-Off, and (ii) no gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty common stock upon the receipt of shares of our common stock and Series C Rights in the Spin-Off (except with respect to the receipt of cash in lieu of fractional shares of our common stock);

•
the effectiveness under the Securities Act of 1933, as amended (the Securities Act), of the Registration Statement on Form S-1, of which this prospectus forms a part, and the effectiveness of the registration of the Broadband common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the Exchange Act);

•
the approval of the Nasdaq Stock Market LLC (Nasdaq) for the listing of our Series A common stock and Series C common stock;

•
the entry into margin loan arrangements by our company or one or more of our subsidiaries which would provide for borrowings up to an aggregate principal amount of $400 million; and

•
any material regulatory or contractual consents or approvals that the Liberty board determines to obtain shall have been obtained.

  The conditions set forth in the first, second and third bullet points are non-waivable. The Liberty board may, however, waive the condition set forth in the fourth and fifth bullet points. In the event the Liberty board of directors waives a material condition to the Spin-Off, Liberty intends to promptly issue a press release and file a Current Report on Form 8-K to report such event. See "The Spin-Off—Conditions to the Spin-Off."

Q:
What is being distributed in the Spin-Off?

A:
Approximately [    •    ] shares of our Series A common stock, [    •    ] shares of our Series B common stock, [    •    ] shares of our Series C common stock and [    •    ] Series C Rights will be distributed in the Spin-Off, based on the number of shares of LMCA, LMCB and LMCK outstanding on [    •    ], 2014. See "—The Rights Offering" for information regarding the Series C Rights to be distributed in the distribution. The shares of our common stock to be distributed by Liberty will constitute all the issued and outstanding shares of our common stock immediately after the distribution. The exact number of shares to be distributed in the Spin-Off will not be known until the record date.

Q:
When will the Spin-Off be effective?

A:
Liberty intends to effect the Spin-Off at 5:00 p.m., New York City time, on the distribution date. At such time, holders of Liberty common stock as of the record date will receive their shares of Broadband common stock and Series C Rights. Following the record date and prior to the distribution date, Liberty will cause 100% of our common stock and all Series C Rights to be placed in a reserve account with Computershare Trust Company, N.A. (Computershare), as distribution agent for the Spin-Off, with instructions to distribute such shares and Series C Rights on the distribution date.

Q:
When will Liberty announce the record and distribution dates for the Spin-Off?

A:
If all conditions to the Spin-Off are satisfied (or, as determined by the Liberty board in its sole discretion, to be waived) Liberty will announce the record date and distribution date for the Spin-Off by press release. See "The Spin-Off—Conditions to the Spin-Off." Each holder of record of shares of Liberty common stock as of 5:00 p.m., New York City time, on the record date will be entitled to receive shares of our common stock and Series C Rights on the distribution date.

Q:
What transactions are occurring in connection with the Spin-Off other than those involved in the internal restructuring?

A:
In connection with the Spin-Off, a wholly-owned subsidiary of Broadband (BroadbandSPV) intends to enter into a $400 million margin loan (the Margin Loan), secured by a portion of our ownership interest in Charter, pursuant to which BroadbandSPV will borrow $320 million prior to the completion of the Spin-Off and will have $80 million available to be drawn. See "Description of Certain Indebtedness—Margin Loan." Pursuant to the internal restructuring, and prior to the Spin-Off, Broadband will distribute $300 million in cash to Liberty. Liberty intends to use all of the distributed proceeds received from Broadband to repay indebtedness or to repurchase shares of Liberty common stock under its share repurchase program, pursuant to a special authorization by Liberty's board of directors, within twelve months following the completion of the Spin-Off.
Q:
What will the relationship be between Broadband and Liberty after the Spin-Off?

A:
Following the Spin-Off, our company and Liberty will operate independently, and neither will have any ownership interest in the other. In connection with the Spin-Off, however, we and Liberty (or certain of its subsidiaries) are entering into certain agreements in order to govern the ongoing relationships between our company and Liberty after the Spin-Off and to provide for an orderly transition.

  Such agreements will include (i) a reorganization agreement with Liberty to provide for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Spin-Off, certain conditions to the Spin-Off and provisions governing the relationship between us and Liberty with respect to and resulting from the Spin-Off; (ii) a tax sharing agreement with Liberty that governs Liberty's and our respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters; (iii) a services agreement with Liberty, pursuant to which, for three years following the Spin-Off, Liberty will provide us with specified services, including insurance administration and risk management services, other services typically performed by Liberty's legal, investor relations, tax, accounting, and internal audit departments; and such other services as Liberty may obtain from its officers, employees and consultants in the management of its own operations that we may from time to time request or require; (iv) a facilities sharing agreement with a wholly-owned subsidiary of Liberty, pursuant to which, for three years following the Spin-Off, we will share office facilities with Liberty and Liberty Interactive Corporation (Liberty

  Interactive); and (v) aircraft time sharing agreements with Liberty or one of its wholly-owned subsidiaries, pursuant to which Liberty or its subsidiary will lease the aircraft to us and provide a fully qualified flight crew for all operations on a periodic, non-exclusive time sharing basis.

Q:
What are the reasons for the Spin-Off?

A:
The Liberty board of directors believes that the Liberty common stock is trading at a meaningful discount to the underlying value of Liberty's businesses and assets and has considered various restructuring alternatives, including the proposed tracking stock structure announced earlier this year, with a view to reducing this discount. By separating our assets and businesses from Liberty's other businesses, Liberty believes that the Spin-Off, as compared to the earlier proposed tracking stock structure, will better achieve Liberty's business objectives in reducing the complexity discount associated with its common stock, and Liberty believes that the Spin-Off will result in a higher aggregate trading value for our common stock and the Liberty common stock, as compared to the trading price of the Liberty common stock without the Spin-Off. Following the Spin-Off, Liberty expects that there will be greater transparency for investors with respect to our dominant business, Charter, and with respect to Liberty's dominant business, Sirius XM, which should result in greater focus and attention by the investment community on each of these businesses. The Spin-Off is also expected to enhance our ability and Liberty's ability to issue equity for strategic acquisitions and other business combinations by creating a more efficiently priced equity security in our common stock and Liberty's common stock, respectively, permit our company to raise capital, including through the rights offering, on more attractive terms than would be available in the absence of the Spin-Off, and enable us and Liberty to more effectively tailor equity incentives for our management and employees with less dilution to public stockholders.

  In addition, earlier this year Liberty submitted a proposal to Sirius XM to acquire all of the shares of Sirius XM that it did not already own in exchange for Liberty common stock. This proposal was withdrawn before Sirius XM could respond. Should a combination with Sirius XM be pursued in the future, the Spin-Off should facilitate such a transaction by removing the Broadband Assets and Liabilities and creating a purer-play company with a more efficiently-priced acquisition currency. Similarly, Liberty believes that the Spin-Off may also help to facilitate a potential combination of our company with Charter if one were pursued.

  For a discussion of additional reasons, factors, costs and risks associated with the Spin-Off considered by the Liberty board, see "The Spin-Off—Reasons for the Spin-Off."

Q:
What do I have to do to participate in the distribution?

A:
Nothing. Holders of Liberty common stock on the record date for the Spin-Off are not required to pay any cash or deliver any other consideration, or give up any shares of Liberty common stock, to receive the shares of our common stock and Series C Rights distributable to them in the distribution.

  However, if you own shares of Liberty common stock and sell those shares prior to the record date, so that you are not the record holder of such shares on the record date, you will also be selling your right to the shares of our common stock and the Series C Rights that would have been distributed to you in the distribution with respect to the shares of Liberty common stock you sell. If you are a holder of shares of Liberty common stock on the record date, you will be entitled to receive the shares of our common stock and Series C Rights issuable in respect of those shares only if you hold them on both the record date and the distribution date. See "The Spin-Off—Trading Prior to the Record Date."

Q:
Will I receive physical certificates representing shares of Broadband common stock following the distribution?

A:
No. In the distribution, no physical certificates representing shares of Broadband common stock will be delivered to stockholders. Instead, Broadband, with the assistance of Computershare, the distribution agent, will electronically distribute shares of Broadband common stock in book-entry form to you or your bank or brokerage firm on your behalf. If you are a record holder of Liberty common stock on the record date, Computershare will mail you a book-entry account statement that reflects your shares of Broadband common stock. If you are a beneficial owner of Liberty common stock (but not a record holder) on the record date, your bank or brokerage firm will credit your account with the shares of Broadband common stock that you are entitled to receive.

Q:
Will the number of shares of Liberty common stock I own change as a result of the Spin-Off?

A:
No. The number of shares of any series of Liberty common stock that you own will not change as a result of the Spin-Off.

Q:
What are the material U.S. federal income tax consequences of the Spin-Off?

A:
The Spin-Off is conditioned upon the receipt by Liberty of the opinion of Skadden Arps to the effect that the Spin-Off will qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code and that for U.S. federal income tax purposes, (i) no gain or loss will be recognized by Liberty upon the distribution of our common stock and Series C Rights in the Spin-Off, and (ii) no gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty common stock upon the receipt of shares of our common stock and Series C Rights in the Spin-Off (except with respect to the receipt of cash in lieu of fractional shares of our common stock). The receipt of the opinion, as well as certain other conditions to the Spin-Off, may not be waived by the Liberty board of directors. We expect to receive the opinion of Skadden Arps on or prior to the distribution date.

  For more information regarding the opinion of Skadden Arps and the potential tax consequences of the Spin-Off to you, please see "Material U.S. Federal Income Tax Consequences of the Transaction" and "Risk Factors—Factors Relating to the Spin-Off—The Spin-Off could result in a significant tax liability to Liberty and its stockholders" and "Risk Factors—Factors Relating to the Spin-Off—We may have a significant indemnity obligation to Liberty, which is not limited in amount or subject to any cap, if the Spin-Off is treated as a taxable transaction."

  Holders of Liberty common stock are urged to consult with their tax advisors as to the specific tax consequences of the Spin-Off to them in light of their particular circumstances.

Q:
Does Broadband intend to pay cash dividends?

A:
No. We currently intend to retain future earnings, if any, to finance the expansion of our businesses. As a result, we do not expect to pay any cash dividends in the foreseeable future. All decisions regarding the payment of dividends by our company will be made by our board of directors, from time to time, in accordance with applicable law.

Q:
Where will Broadband common stock trade?

A:
Currently, there is no public market for our common stock. Subject to the consummation of the Spin-Off, we expect to list our Series A common stock and our Series C common stock on the Nasdaq Global Select Market under the symbols "LBRDA" and "LBRDK," respectively. Although no assurance can be given, we currently expect that our Series B common stock will trade on the OTC Bulletin Board under the symbol "LBRDB."

  We expect that our common stock will begin trading on the first trading day following the distribution date. We cannot predict the trading prices for our common stock when such trading begins.

Q:
What costs and risks were considered by the board of directors of Liberty in determining whether to effect the Spin-Off?

A:
Liberty's board considered a number of costs and risks associated with the Spin-Off, including:

•
After the Spin-Off, the Liberty common stock and Broadband common stock will have smaller market capitalizations than the current market capitalization of the Liberty common stock, and their stock prices may be more volatile than the Liberty common stock price was prior to the Spin-Off. The board also considered the possibility that the combined market values of the separate stocks may be lower than the market value of the Liberty common stock prior to the Spin-Off.

•
The risk of being unable to achieve the benefits expected from the Spin-Off.

•
The leverage to be incurred by Broadband as a result of obtaining the proceeds from the Margin Loan, a substantial portion of which will be distributed to Liberty by Broadband as a part of the internal restructuring.

•
The loss of synergies from operating as one company, particularly in administrative and support functions.

•
The potential disruption of the businesses of Liberty, as its management and employees devote time and resources to completing the Spin-Off.

•
The substantial costs of effecting the Spin-Off and continued compliance with legal and other requirements applicable to two separate public reporting companies.

•
The potential tax liabilities that could arise from the Spin-Off, including the possibility that the Internal Revenue Service (IRS) could successfully assert that the Spin-Off is taxable to holders of Liberty common stock and/or to Liberty. In the event such tax liabilities were to arise, Broadband's potential indemnity obligation to Liberty is not subject to a cap.

Liberty's board concluded that the potential benefits of the Spin-Off outweighed its potential costs. Please see "The Spin-Off—Reasons for the Spin-Off" for more information regarding the costs and risks associated with the Spin-Off.

Q:
What will happen to the listing of Liberty common stock?

A:
The Series A, Series B and Series C Liberty common stock will continue to trade on the Nasdaq Global Select Market following the Spin-Off.

Q:
Will I have appraisal rights in connection with the Spin-Off?

A:
No. Holders of Liberty common stock are not entitled to appraisal rights in connection with the Spin-Off.

Q:
Who is the transfer agent for your common stock?

A:
Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021, telephone: (866) 367-6355.

Q:
Who is the distribution agent for the Spin-Off?

A:
Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021, telephone: (866) 367-6355.

Q:
Whom can I contact for more information?

A:
If you have questions relating to the mechanics of the distribution, you should contact the distribution agent. Before the Spin-Off, if you have questions relating to the Spin-Off, you should contact the office of Investor Relations of Liberty, 12300 Liberty Blvd., Englewood, Colorado 80112, telephone: (720) 875-5400.

Pursuant to a services agreement to be entered into between our company and Liberty, Liberty will provide our company with investor relations assistance for a period following the Spin-Off. Accordingly, if you have questions relating to Broadband following the Spin-Off, you should contact the office of Investor Relations of Liberty, 12300 Liberty Blvd., Englewood, Colorado 80112, telephone: (720) 875-5400.

The Rights Offering

        The following is a brief summary of the terms of the rights offering. Please see "The Rights Offering" for a more detailed description of the matters described below.

Q:
What is a rights offering?

A:
A rights offering is a distribution of subscription rights on a pro rata basis to all stockholders of a company. Pursuant to the Spin-Off, Liberty is distributing to holders of its Series A, Series B and Series C common stock as of the record date for the distribution, one transferable subscription right issued by us to purchase one share of our Series C common stock (a Series C Right) for every five shares of our Series A, Series B and Series C common stock, as applicable, to be received by such holder in the distribution.

Q:
What are the Series C Rights?

A:
Each whole Series C Right entitles its holder to purchase one share of our Series C common stock from us, at a subscription price equal to a 20% discount to the 20-trading day volume weighted average trading price of our Series C common stock beginning on the first day on which our Series C common stock begins trading "regular way" (meaning once the common stock trades using a standard settlement cycle) on the Nasdaq Global Select Market following the distribution (such price, the subscription price and such 20 "regular way" trading day period, the subscription price determination period).

Q:
What is the basic subscription privilege?

A:
The basic subscription privilege entitles each holder of a whole Series C Right to purchase one share of our Series C common stock, for the subscription price.

Q:
What is the oversubscription privilege?

A:
The oversubscription privilege entitles each holder of a whole Series C Right, if the holder fully exercises its basic subscription privilege, to subscribe at the subscription price for up to that number of shares of our Series C common stock, as applicable, that are offered in the rights offering but are not purchased by the other rightsholders under their basic subscription privilege.

Q:
What are the limitations on the oversubscription privilege?

A:
We will be able to satisfy exercises of the oversubscription privilege only if rightsholders subscribe for less than all of the shares of our Series C common stock that may be purchased under the basic subscription privilege of the Series C Rights. If sufficient shares are available, we will honor the oversubscription requests in full. If oversubscription requests exceed the shares available, we will allocate the available shares pro rata among those who oversubscribed in proportion to the number of shares of Series C common stock that each rightsholder purchases pursuant to its basic subscription privilege or, if less, the number of shares for which it oversubscribed.

Q:
How will fractional Series C Rights be treated in the rights offering?

A:
We will not issue, or pay cash in lieu of, fractional rights. Instead, we will round up any fractional Series C Right to the nearest whole right.

Q:
Do the Series C Rights provide the holder with any right to subscribe for shares of Liberty common stock?

A:
No. Series C Rights only entitle the holders to subscribe for shares of our Series C common stock from us. Liberty will not distribute any rights to subscribe for shares of Series C Liberty common stock in the rights offering.

Q:
When will the rights offering commence and when will it expire?

A:
The rights offering will commence on the second trading day following the subscription price determination period. The rights offering will expire at 5:00 p.m., New York City time, on the 20th trading day following the commencement of the rights offering (such date and time, the expiration time), unless we extend it. We may extend the expiration time for any reason and for any length of time at the discretion of our board of directors. However, we may not extend the expiration time of the rights offering for more than 25 trading days past the original 20 trading day period. If we do not complete the rights offering by the 45th trading day of the subscription period, we will cause the subscription agent to return to each exercising holder the entirety of such holder's aggregate subscription price previously paid. We will announce the determination of the subscription price, the commencement of the rights offering and the scheduled expiration time by press release as well as provide such information pursuant to a supplement to this prospectus to be filed on the first trading day following the subscription price determination period.

Q:
Are there any conditions to the consummation of the rights offering?

A:
The consummation of the rights offering is subject to the satisfaction or, where applicable, waiver of the conditions to the Spin-Off.

Q:
Can you terminate the rights offering?

A:
Yes. Even if the Spin-Off is effected, we may terminate the rights offering for any reason before the expiration time.

Q:
If you terminate the rights offering, will my subscription payment be refunded to me?

A:
Yes. If we terminate the rights offering, the subscription agent will return promptly all subscription payments received by it. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the rights offering.

Q:
If I purchase subscription rights in the market and you terminate the rights offering, will I be reimbursed the price I paid to purchase my rights?

A:
No. If you purchase Series C Rights in the market and we terminate the rights offering at any time, you will incur the loss of the entire price you paid to acquire your Series C Rights.

Q:
Why are you conducting the rights offering and how will you use the proceeds received from the rights offering?

A:
We are conducting the rights offering to raise capital for general corporate purposes. The proceeds may be used, among other purposes, for investments in new business opportunities. We and Liberty determined the subscription price and the number of Series C Rights to distribute based on, among other things, the estimated market price of our Series C common stock following the distribution, discounts used in similar rights offerings, the general conditions of the securities markets and the amount of proceeds, after any deductions for expenses related to the rights offering, we wish to raise.

Q:
How many shares of your Series C common stock do you expect to be outstanding following the rights offering?

A:
Based on [    •    ] shares of Liberty Series A common stock, [    •    ] shares of Liberty Series B common stock and [    •    ] shares of Liberty Series C common stock outstanding as of [    •    ], 2014 (exclusive of securities convertible into or exercisable or exchangeable for shares of Liberty common stock), and assuming the rights offering is fully subscribed, we would have outstanding approximately [    •    ] shares of our Series C common stock immediately following the completion of the rights offering.

Q:
How might the rights offering affect the trading price of your Series C common stock?

A:
We cannot assure you as to how the rights offering will impact the trading price of our Series C common stock. Historically, due to the inclusion of a discounted subscription price and the resulting dilution, rights offerings have adversely impacted the trading price of the underlying shares, especially during the period the rights offering remains open. However, the market price typically rebounds once the rights offering is completed and the subscription proceeds have been received by the issuer.

Q:
How do I exercise my Series C Rights?

A:
Subscription materials, including rights certificates, will be made available to holders upon the commencement of the rights offering. Each holder who wishes to exercise the basic subscription privilege under its Series C Rights should properly complete and sign the applicable rights certificate and deliver the rights certificate together with payment of the subscription price for each share of our Series C common stock subscribed for to the subscription agent before the expiration time. Each holder who further wishes to exercise the oversubscription privilege under its rights must also include payment of the subscription price for each share of our Series C common stock subscribed for under the oversubscription privilege. We recommend that any rightsholder who uses the United States mail to effect delivery to the subscription agent use insured, registered mail with return receipt requested. Any holder who cannot deliver its rights certificate to the subscription agent before the expiration time may use the procedures for guaranteed delivery described under the heading "The Rights Offering—Delivery of Subscription Materials and Payment—Guaranteed Delivery Procedures." We will not pay interest on subscription payments. We have provided more detailed instructions on how to exercise the rights under the heading "The Rights Offering" beginning with the section entitled "—Exercising Your Series C Rights," in the rights certificates themselves and in the document entitled "Instructions for Use of Series C Rights Certificates" that accompanies this prospectus.

Q:
How may I pay the subscription price?

A:
Your cash payment of the subscription price must be made by either check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to the subscription agent.

Q:
What should I do if I want to participate in the rights offering but my shares of Liberty common stock will be held in the name of my broker or a custodian bank on the record date for the distribution?

A:
We will ask brokers, dealers and nominees holding shares of Liberty common stock on behalf of other persons to notify these persons of the rights offering. Any beneficial owner wishing to sell or exercise its Series C Rights will need to have its broker, dealer or nominee act on its behalf. Each beneficial owner should complete and return to its broker, dealer or nominee the form entitled "Beneficial Owner Election Form." This form will be available with the other subscription materials from brokers, dealers and nominees holding shares of Liberty's existing common stock on behalf of other persons on the record date for the distribution.

Q:
Will I receive subscription materials by mail if my address is outside the United States?

A:
No. We will not mail rights certificates to any person with an address outside the United States. Instead, the subscription agent will hold rights certificates for the account of all foreign holders. To exercise those Series C Rights, each such holder must notify the subscription agent on or before 11:00 a.m., New York City time, on the fifth day before the expiration date, and establish to the satisfaction of the subscription agent that it is permitted to exercise its Series C Rights under applicable law. The subscription agent will attempt to sell, if feasible, the Series C Rights held on behalf of any foreign holder who fails to notify the subscription agent and provide acceptable instructions to it by such time (and assuming no contrary instructions are received). The estimated proceeds, if any, of any such sale will be payable to the applicable foreign holder.

Q:
Will I be charged any fees if I exercise my rights?

A:
We will not charge a fee to holders for exercising their rights. However, any holder exercising its rights through a broker, dealer or nominee will be responsible for any fees charged by its broker, dealer or nominee.

Q:
May I transfer my Series C Rights if I do not want to purchase any shares?

A:
Yes. The Series C Rights being distributed to our stockholders are transferable, and we anticipate that they will begin trading on the Nasdaq Global Select Market under the symbol "LBRKR" following the determination of the subscription price and will cease trading at the close of market immediately prior to the expiration time. However, we cannot assure you that a trading market for the Series C Rights will develop.

  If you wish to transfer all or a portion of your rights, you should allow at least [    •    ] business days prior to the time the rights expire for the subscription agent to receive and process your transfer instructions and issue and transmit a new rights certificate to your transferee or transferees with respect to transferred Series C Rights, and to you with respect to any rights you retained.

Q:
How may I sell my Series C Rights?

A:
Any holder who wishes to sell its rights should contact its broker or dealer. Any holder who wishes to sell its rights may also seek to sell the rights through the subscription agent. Each holder will be responsible for all fees associated with the sale of its rights, whether the rights are sold through its own broker or dealer or the subscription agent. We cannot assure you that any person, including the subscription agent, will be able to sell any rights on your behalf.

  If you wish to have the subscription agent seek to sell your rights, you must deliver your properly executed rights certificate, with appropriate instructions, to the subscription agent before 11:00 a.m., New York City time, on the fifth business day before the expiration time. The subscription agent is required to sell your rights only if it is able to find buyers. If the subscription agent cannot sell your Series C Rights by 5:00 p.m., New York City time, on the third business day before the expiration time, the subscription agent will return your rights certificate to you by overnight delivery.

  Please see "The Rights Offering—Method of Transferring and Selling Series C Rights" for more information.

Q:
Am I required to subscribe in the rights offering?

A:
No. However, any stockholder who chooses not to exercise its rights will experience dilution to its equity interest in our company.

Q:
If I exercise rights in the rights offering, may I cancel or change my decision?

A:
No. All exercises of rights are irrevocable.

Q:
If I exercise my rights, when will I receive the shares for which I have subscribed?

A:
We will issue the shares of our Series C common stock for which subscriptions have been properly delivered to the subscription agent prior to the expiration time, as soon as practicable following the expiration time. We will not be able to calculate the number of shares of our Series C common stock to be issued to each exercising rightsholder until the third business day after the expiration time, which is the latest time by which rights certificates may be delivered to the subscription agent under the guaranteed delivery procedures described under "The Rights Offering—Delivery of Subscription Materials and Payment—Guaranteed Delivery Procedures." Shares of our Series C common stock that you purchase in the rights offering will be listed on the Nasdaq Global Select Market.

Q:
Have you or your board of directors made a recommendation as to whether I should exercise or sell my rights or how I should pay my subscription price?

A:
No. Neither we nor our board of directors has made any recommendation as to whether you should exercise or transfer your rights. You should decide whether to transfer your rights, subscribe for shares of our Series C common stock, or simply take no action with respect to your rights, based on your own assessment of your best interests.

Q:
What are the tax consequences of the rights offering to me?

A:
It is a non-waivable condition to the Transaction that Liberty receive the opinion of Skadden Arps to the effect that, among other things, no gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty common stock upon the receipt of Series C Rights in the Spin-Off. Stockholders who receive Series C Rights in the Spin-Off will not recognize taxable income in connection with the exercise of such Series C Rights. Any holder who sells its Series C Rights prior to exercise will generally recognize gain or loss upon such sale. For a more complete summary of the material U.S. federal income tax consequences of the Spin-Off and the rights offering to holders of Liberty common stock, please see the section entitled "Material U.S. Federal Income Tax Consequences of the Transaction."

Q:
What should I do if I have other questions?

A:
If you have questions or need assistance, please contact D.F. King & Co., Inc., the information agent for the rights offering, at (212) 269-5550 (for banks and brokers) or (800) 949-2583 (toll free).

RISK FACTORS

        An investment in our common stock involves risks. You should consider carefully the risks described below together with all of the other information included in this prospectus in evaluating our company and our common stock. Any of the following risks, if realized, could have a material adverse effect on the value of our common stock. The risks described below and elsewhere in this prospectus are not the only ones that relate to our businesses, our capitalization or the Spin-Off. The risks described below are considered to be the most material. However, there may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that also could have material adverse effects on our businesses. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. If any of the events below were to occur, our businesses, prospects, financial condition, results of operations and/or cash flows could be materially adversely affected. This prospectus contains forward-looking statements that contain risks and uncertainties. Please refer to the section entitled "Cautionary Statements Concerning Forward-Looking Statements" on page 48 of this prospectus in connection with your consideration of the risk factors and other important factors that may affect future results described below.

        For purposes of these risk factors, unless the context otherwise indicates, we have assumed that the Spin-Off has occurred.

 Factors Relating to Our Corporate History and Structure

The combined financial information of Broadband included in this prospectus is not necessarily representative of Broadband's future financial position, future results of operations or future cash flows nor does it reflect what Broadband's financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented.

        Because the historical combined financial information of Liberty included in this prospectus largely reflects the historical results of TruePosition and other businesses, assets and liabilities of Liberty, it is not representative of Broadband's future financial position, future results of operations or future cash flows, nor does it reflect what Broadband's financial position, results of operations or cash flows would have been as a stand-alone company, pursuing independent strategies, during the periods presented, especially in light of the fact that the future results of operations will be significantly affected by the results of Charter.

We are a holding company, and we could be unable to obtain cash in amounts sufficient to service our financial obligations or meet our other commitments.

        Our ability to meet our current and future financial obligations, including to make debt service obligations under the Margin Loan, and other contractual commitments depends upon our ability to access cash. We are a holding company, and our sources of cash include our available cash balances, net cash from the operating activities of our wholly-owned subsidiary TruePosition, any dividends and interest we may receive from our investments, available funds under the Margin Loan (which are expected to equal $80 million) and proceeds from any asset sales we may undertake in the future. The proceeds from the rights offering is expected to comprise our primary source of cash following the Spin-Off, and no assurance can be given that the rights offering will be successfully completed. Although we currently have no plans with respect to any asset sales, we may be required to monetize certain of our assets if the rights offering is not successfully completed. In addition, the ability of our only operating subsidiary to pay dividends or to make other payments or advances to us depends on its operating results and any statutory, regulatory or contractual restrictions to which it may be or may become subject.

We do not have access to the cash that Charter generates from its operating activities.

        Charter generated approximately $1,209 million, $1,025 million, $2,158 million, $1,876 million and $1,737 million of cash from its operations during the six months ended June 30, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011, respectively. Charter uses the cash it generates from its operations primarily to fund its business operations and to service its debt and other financial obligations. We do not have access to the cash that Charter generates unless Charter declares a dividend on its capital stock payable in cash, repurchases any or all of its outstanding shares of capital stock for cash (subject to any contractual restrictions on our ability to participate in any such repurchase) or otherwise distributes or makes payments to its stockholders, including us. Historically, Charter has not paid any dividends on its capital stock or, with limited exceptions, otherwise distributed cash to its stockholders and instead has used all of its available cash in the expansion of its business and to service its debt obligations. Covenants in Charter's existing debt instruments also restrict the payment of dividends and cash distributions to stockholders. We expect that Charter will continue to apply its available cash to the expansion of its business.

Our company may have future capital needs and may not be able to obtain additional financing on acceptable terms.

        In connection with the Spin-Off, BroadbandSPV will enter into a margin loan agreement (the Margin Loan Agreement) pursuant to which BroadbandSPV will borrow $320 million prior to the completion of the Spin-Off and we will have $80 million available to be drawn. The obligations under the Margin Loan Agreement are secured by a portion of our ownership interest in Charter, and such equity interests will be held through BroadbandSPV. The terms of the Margin Loan Agreement may limit our company's ability to secure additional financing on favorable terms, and our cash flow from operations may be insufficient to satisfy our financial obligations under indebtedness outstanding from time to time. Our ability to secure additional financing and satisfy our financial obligations will depend upon the operating performance of our subsidiary, TruePosition, the value of our investment in Charter, prevailing general economic and credit market conditions, including interest rate levels and the availability of credit generally, and financial, business and other factors, many of which are beyond our control. There can be no assurance that sufficient financing will be available on desirable terms or at all. If financing is not available when needed or is not available on favorable terms, we may be unable to take advantage of business or market opportunities as they arise, which could have a material adverse effect on our business and financial condition.

We have significant indebtedness, which could adversely affect our business and financial condition.

        As discussed above, in connection with the Spin-Off, BroadbandSPV will enter into the Margin Loan Agreement, pursuant to which BroadbandSPV will borrow $320 million prior to the completion of the Spin-Off and will have $80 million available to be drawn. As a result of this significant indebtedness, our company may:

  •
  Experience increased vulnerability to general adverse economic and industry conditions;

  •
  Be required to dedicate a substantial portion of its cash flow from operations to principal and interest payments on its indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, strategic acquisitions and investments and other general corporate purposes;

  •
  Be handicapped in its ability to optimally capitalize and manage the cash flow for its businesses; and

  •
  Be exposed to the risk of increased interest rates with respect to any variable rate portion of its indebtedness.

        In addition, it is possible that we may need to incur additional indebtedness in the future. If new debt is added to the current debt levels, the risks described above could intensify. For additional limitations on our company's ability to potentially service our direct debt obligations, see "We are a holding company, and we could be unable to obtain cash in amounts sufficient to service our financial obligations or meet our other commitments" and "We do not have access to the cash that Charter generates from its operating activities" above. Also, please see "Description of Certain Indebtedness—Margin Loan" for a description of the Margin Loan Agreement and our payment obligations thereunder.

The agreements that govern our current and future indebtedness may contain various affirmative and restrictive covenants that will limit our discretion in the operation of our business.

        As discussed above, in connection with the Spin-Off, BroadbandSPV will enter into the Margin Loan Agreement, pursuant to which BroadbandSPV will borrow $320 million prior to the completion of the Spin-Off and will have $80 million available to be drawn. The Margin Loan Agreement will contain various covenants, including those that limit our ability to, among other things, [    •    ]. We may also enter into certain other indebtedness arrangements in the future. The instruments governing such indebtedness, often contain covenants that, among other things, place certain limitations on our ability to incur more debt, exceed specified leverage ratios, pay dividends, make distributions, make investments, repurchase stock, create liens, enter into transactions with affiliates, merge or consolidate, and transfer or sell assets. Any failure to comply with such covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business and financial condition.

We have no operating history as a separate company upon which you can evaluate our performance.

        We do not have an operating history as a separate public company. Accordingly, there can be no assurance that our business strategy will be successful on a long-term basis. We may not be able to grow our businesses as planned and may not be profitable.

We rely on Charter to provide us with the financial information that we use in accounting for our ownership interest in Charter as well as information regarding Charter that we include in our public filings.

        We account for our approximately 26% ownership interest in Charter using the equity method of accounting and, accordingly, in our financial statements we record our share of Charter's net income or loss. Within the meaning of U.S. accounting rules, we rely on Charter to provide us with financial information prepared in accordance with generally accepted accounting principles, which we use in the application of the equity method. We also rely on Charter to provide us with the information regarding their company that we include in our public filings. In addition, we cannot change the way in which Charter reports its financial results or require Charter to change its internal controls over financial reporting. No assurance can be given that Charter will provide us with the information necessary to enable us to complete our public filings on a timely basis or at all. Furthermore, any material misstatements or omissions in the information Charter provides to us or publicly files could have a material adverse effect on our financial statements and filing status under federal securities laws.

We may become subject to the Investment Company Act of 1940.

        We do not believe we are currently subject to regulation under the Investment Company Act of 1940, because our investment in Charter enables us to exercise significant influence over Charter. We have substantial involvement in the management and affairs of Charter, including through Liberty's board nominees (who will become our nominees upon the assignment to us of the Charter Stockholders Agreement). Liberty has nominated four of Charter's ten current directors, and, following the Spin-Off, we will assume Liberty's nomination right under the terms of the Charter Stockholders Agreement. If, however, our investment in Charter were deemed to become passive (such as in the event that our equity interest were significantly diluted, including in connection with the Comcast Transactions, and our nominees ceased to serve as directors of Charter), we could become subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company, which could result in significant registration and compliance costs, could require changes to our corporate governance structure and financial reporting, could restrict our activities going forward and could adversely impact our existing capital structure. For example, we would not be permitted to keep our dual class capital structure. Our restated charter includes a provision that would enable us, at the option of our board of directors, to automatically convert each outstanding share of our Series B common stock into one share of our Series A common stock at such time as we have outstanding less than 20% of the total number of shares of our Series B common stock issued in the Spin-Off. See "Description of Our Capital Stock—Our Common Stock—Conversion." In addition, if we were to become inadvertently subject to the Investment Company Act of 1940, any violation of this act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that our contracts would be deemed unenforceable. For more information about the Charter Stockholders Agreement, see "Certain Relationships and Related Party Transactions—Relationships Between Broadband and Charter—Charter Stockholders Agreement."

Factors Relating to Charter

        The following risks relate specifically to our equity affiliate Charter. If any of these risks were realized, they could have a material adverse effect on the value of our equity interests in Charter, which could negatively impact our stock price and our financial prospects.

Charter has a significant amount of debt and may incur significant additional debt, including secured debt, in the future, which could adversely affect its financial health and ability to react to changes in its business.

        Charter has a significant amount of debt and may (subject to applicable restrictions in each of our debt instruments) incur additional debt in the future. As of June 30, 2014, Charter's total principal amount of debt was approximately $14.1 billion.

        As a result of this significant indebtedness, Charter may:

  •
  Be impacted in its ability to raise additional capital at reasonable rates, or at all;

  •
  Be vulnerable to interest rate increases;

  •
  Be exposed to increased interest expense to the extent it refinances existing debt, particularly Charter's bank debt, with higher cost debt;

  •
  Be required to dedicate a significant portion of its cash flow from operating activities to make payments on its debt, reducing funds available for working capital, capital expenditures, and other general corporate expenses;

  •
  Experience limited flexibility in planning for, or reacting to, changes in Charter's business, the cable and telecommunications industries, and the economy at large;

  •
  Be placed at a disadvantage compared to its competitors that have proportionately less debt; and

  •
  Be adversely affected by Charter's relationship with customers and suppliers.

        If current debt amounts increase, the related risks that Charter faces will intensify.

The agreements and instruments governing Charter's debt contain restrictions and limitations that could significantly affect Charter's ability to operate its business, as well as significantly affect its liquidity.

        Charter's credit facilities and the indentures governing its debt contain a number of significant covenants that could adversely affect Charter's ability to operate its business, liquidity and results of operations. These covenants restrict, among other things, Charter and its subsidiaries' ability to:

  •
  incur additional debt;

  •
  repurchase or redeem equity interests and debt;

  •
  issue equity;

  •
  make certain investments or acquisitions;

  •
  pay dividends or make other distributions;

  •
  dispose of assets or merge;

  •
  enter into related party transactions; and

  •
  grant liens and pledge assets.

        Additionally, the Charter Communications Operating, LLC (Charter Operating) credit facilities require Charter Operating to comply with a maximum total leverage covenant and a maximum first lien leverage covenant. The breach of any covenants or obligations in its indentures or credit facilities, not otherwise waived or amended, could result in a default under the applicable debt obligations and could trigger acceleration of those obligations, which in turn could trigger cross defaults under other agreements governing Charter's long-term indebtedness. In addition, the secured lenders under the Charter Operating credit facilities and the secured lenders under the CCO Holdings, LLC (CCO Holdings) credit facility could foreclose on their collateral, which includes equity interests in Charter's subsidiaries, and exercise other rights of secured creditors.

Charter depends on generating sufficient cash flow to fund its debt obligations, capital expenditures, and ongoing operations.

        Charter is dependent on its cash on hand and cash flow from operations to fund its debt obligations, capital expenditures and ongoing operations.

        Charter's ability to service its debt and to fund its planned capital expenditures and ongoing operations will depend on its ability to continue to generate cash flow and its access (by dividend or otherwise) to additional liquidity sources at the applicable obligor. Charter's ability to continue to generate cash flow is dependent on many factors, including:

  •
  its ability to sustain and grow revenues and cash flow from operations by offering video, Internet, voice, advertising and other services to residential and commercial customers, to adequately meet the customer experience demands in its markets and to maintain and grow its customer base, particularly in the face of increasingly aggressive competition, the need for innovation and the related capital expenditures and the difficult economic conditions in the United States;

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  the impact of competition from other market participants, including but not limited to incumbent telephone companies, direct broadcast satellite operators, wireless broadband and telephone providers, digital subscriber line (DSL) providers and video provided over the Internet;

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  general business conditions, economic uncertainty or downturn, high unemployment levels and the level of activity in the housing sector;

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  Charter's ability to obtain programming at reasonable prices or to raise prices to offset, in whole or in part, the effects of higher programming costs (including retransmission consents);

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  the development and deployment of new products and technologies including in connection with Charter's plan to make its systems all-digital in 2014; and

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  the effects of governmental regulation on its business.

        Some of these factors are beyond Charter's control. If it is unable to generate sufficient cash flow or it is unable to access additional liquidity sources, Charter may not be able to service and repay its debt, operate its business, respond to competitive challenges, or fund its other liquidity and capital needs.

Restrictions in Charter's subsidiaries' debt instruments and under applicable law limit their ability to provide funds to Charter and its subsidiaries that are debt issuers.

        Charter's primary assets are its equity interests in its subsidiaries. Charter's operating subsidiaries are separate and distinct legal entities and are not obligated to make funds available to their debt issuer holding companies for payments on our notes or other obligations in the form of loans, distributions, or otherwise. Charter Operating's ability to make distributions to Charter or CCO Holdings, its other primary debt issuer, to service debt obligations is subject to its compliance with the terms of its credit facilities, and restrictions under applicable law. Under the Delaware Limited Liability Company Act (the DLLCA), Charter's subsidiaries may only make distributions if the relevant entity has "surplus" as defined in the DLLCA. Under fraudulent transfer laws, Charter's subsidiaries may not pay dividends if the relevant entity is insolvent or is rendered insolvent thereby. The measures of insolvency for purposes of these fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if:

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  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

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  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

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  it could not pay its debts as they became due.

        While Charter believes that its relevant subsidiaries currently have surplus and are not insolvent, these subsidiaries may become insolvent in the future. Charter's direct or indirect subsidiaries include the borrowers under the CCO Holdings credit facility and the borrowers and guarantors under the Charter Operating credit facilities. CCO Holdings is also an obligor under its senior notes. As of June 30, 2014, Charter's total principal amount of debt was approximately $14.1 billion.

        In the event of bankruptcy, liquidation, or dissolution of one or more of its subsidiaries, that subsidiary's assets would first be applied to satisfy its own obligations, and following such payments, such subsidiary may not have sufficient assets remaining to make payments to its parent company as an equity holder or otherwise. In that event:

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  the lenders under CCO Holdings' credit facility and Charter Operating's credit facilities, whose interests are secured by substantially all of Charter's operating assets, and all holders of other debt of CCO Holdings and Charter Operating, will have the right to be paid in full before Charter from any of its subsidiaries' assets; and

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  CCH I, LLC (CCH I), the holder of preferred membership interests in Charter's subsidiary, CC VIII, LLC (CC VIII) would have a claim on a portion of CC VIII's assets that may reduce the amounts available for repayment to holders of CCO Holdings' outstanding notes.

All of Charter's outstanding debt is subject to change of control provisions. It may not have the ability to raise the funds necessary to fulfill its obligations under its indebtedness following a change of control, which would place Charter in default under the applicable debt instruments.

        Charter may not have the ability to raise the funds necessary to fulfill its obligations under its notes and its credit facilities following a change of control. Under the indentures governing Charter's notes and the CCO Holdings credit facility, upon the occurrence of specified change of control events, CCO Holdings is required to offer to repurchase all of its outstanding notes and the debt under its credit facility. However, Charter may not have sufficient access to funds at the time of the change of control event to make the required repurchase of the applicable notes and the debt under the CCO Holdings credit facility, and Charter Operating is limited in its ability to make distributions or other payments to CCO Holdings to fund any required repurchase. In addition, a change of control under the Charter Operating credit facilities would result in a default under those credit facilities. Because such credit facilities are obligations of Charter Operating, the credit facilities would have to be repaid before Charter Operating's assets could be available to CCO Holdings to repurchase their notes. Any failure to make or complete a change of control offer would place CCO Holdings in default under its notes and credit facility. The failure of Charter's subsidiaries to make a change of control offer or repay the amounts accelerated under their notes and credit facilities would place them in default.

Charter operates in a very competitive business environment, which affects its ability to attract and retain customers and can adversely affect its business and operations.

        The industry in which Charter operates is highly competitive and has become more so in recent years. In some instances, Charter competes against companies with fewer regulatory burdens, better access to financing, greater personnel resources, greater resources for marketing, greater and more favorable brand name recognition, and long-established relationships with regulatory authorities and customers. Increasing consolidation in the cable industry and the repeal of certain ownership rules have provided additional benefits to certain of its competitors, either through access to financing, resources, or efficiencies of scale. For example, Comcast recently announced a proposed merger with TWC, which if consummated would create the largest broadband distributor in the U.S. with significant financial resources. Charter could also face additional competition from multi-channel video providers if they began distributing video over the Internet to customers residing outside their current territories.

        Charter's principal competitors for video services throughout its territory are direct broadcast satellite (DBS) providers. The two largest DBS providers are DirecTV and DISH Network. Competition from DBS, including intensive marketing efforts with aggressive pricing, exclusive programming and increased HD broadcasting has had an adverse impact on Charter's ability to retain customers. DBS companies have also expanded their activities in the multi-dwelling unit (MDU) market.

        Telephone companies, including two major telephone companies, AT&T Inc. (AT&T) and Verizon Communications, Inc. (Verizon), offer video and other services in competition with Charter, and it expects they will increasingly do so in the future. Upgraded portions of these networks carry two-way video, data services and provide digital voice services similar to Charter's. In the case of Verizon, high-speed data services (fiber optic service (FiOS)) offer speeds as high as or higher than Charter's. In addition, these companies continue to offer their traditional telephone services, as well as service bundles that include wireless voice services provided by affiliated companies. Based on its internal estimates, Charter believes that AT&T and Verizon are offering video services in areas serving approximately 30% and 4%, respectively, of its estimated passings and it has experienced customer losses in these areas. AT&T and Verizon have also launched campaigns to capture more of the MDU market. AT&T has publicly stated that it expects to roll out its video product beyond the territories currently served although it is unclear where and to what extent. When AT&T or Verizon have introduced or expanded their offering of video products in Charter's market areas, Charter has seen a decrease in its video revenue as

AT&T and Verizon typically roll out aggressive marketing and discounting campaigns to launch their products. In addition, DirecTV and AT&T have recently announced a proposed merger, which if consummated would create a consolidated company with substantial scale and financial resources.

        With respect to Charter's Internet access services, Charter faces competition, including intensive marketing efforts and aggressive pricing, from telephone companies, primarily AT&T and Verizon, and other providers of DSL, fiber-to-the-node and fiber-to-the-home services. DSL service competes with its Internet service and is often offered at prices lower than its Internet services, although often at speeds lower than the speeds Charter offers. Fiber-to-the-node networks can provide faster Internet speeds than conventional DSL, but still cannot typically match Charter's Internet speeds. Fiber-to-the-home networks, however, can provide Internet speeds equal to or greater than Charter's current Internet speeds. In addition, in many of its markets, DSL providers have entered into co-marketing arrangements with DBS providers to offer service bundles combining video services provided by a DBS provider with DSL and traditional telephone and wireless services offered by the telephone companies and their affiliates. These service bundles offer customers similar pricing and convenience advantages as Charter's bundles.

        Continued growth in the residential voice business faces risks. The competitive landscape for residential and commercial telephone services is intense; Charter faces competition from providers of Internet telephone services, as well as incumbent telephone companies. Further, Charter faces increasing competition for residential voice services as more consumers in the United States are replacing traditional telephone service with wireless service. Charter expects to continue to price its voice product aggressively as part of its triple play strategy which could negatively impact its revenue from voice services to the extent it does not increase volume.

        The existence of more than one cable system operating in the same territory is referred to as an overbuild. Overbuilds could adversely affect Charter's growth, financial condition, and results of operations, by creating or increasing competition. Charter is aware of traditional overbuild situations impacting certain of its markets, however, it is unable to predict the extent to which additional overbuild situations may occur.

        In order to attract new customers, from time to time Charter makes promotional offers, including offers of temporarily reduced price or free service. These promotional programs result in significant advertising, programming and operating expenses, and also may require it to make capital expenditures to acquire and install customer premise equipment. Customers who subscribe to Charter's services as a result of these offerings may not remain customers following the end of the promotional period. A failure to retain customers could have a material adverse effect on Charter's business.

        Mergers, joint ventures, and alliances among franchised, wireless, or private cable operators, DBS providers, local exchange carriers, and others, may provide additional benefits to some of Charter's competitors, either through access to financing, resources, or efficiencies of scale, or the ability to provide multiple services in direct competition with Charter.

        In addition to the various competitive factors discussed above, Charter's business is subject to risks relating to increasing competition for the leisure and entertainment time of consumers. Its business competes with all other sources of entertainment and information delivery, including broadcast television, movies, live events, radio broadcasts, home video products, console games, print media, and the Internet. Further, due to consumer electronic innovations, content owners are allowing consumers to watch Internet-delivered content on televisions, personal computers, tablets, gaming boxes connected to televisions and mobile devices, some without charging a fee to access the content. Technological advancements, such as video-on-demand, new video formats, and Internet streaming and downloading, have increased the number of entertainment and information delivery choices available to consumers, and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences could also negatively impact advertisers' willingness to purchase advertising from Charter, as well as the price they are willing to pay for advertising. If Charter does not respond appropriately to further increases in the leisure and entertainment choices available to consumers, its competitive position could deteriorate, and its financial results could suffer.

        Charter's services may not allow them to compete effectively. Additionally, as Charter expands its offerings to introduce new and enhanced services, it will be subject to competition from other providers of the services it offers. Competition may reduce its expected growth of future cash flows which may contribute to future impairments of Charter franchises and goodwill.

Economic conditions in the United States may adversely impact the growth of Charter's business.

        Charter believes that continued competition and the prolonged recovery of economic conditions in the United States, including mixed recovery in the housing market and relatively high unemployment levels, have adversely affected consumer demand for its services, particularly basic video. It believes competition from wireless and economic factors have contributed to an increase in the number of homes that replace their traditional telephone service with wireless service thereby impacting the growth of its voice business. If these conditions do not improve, Charter believes its business and results of operations will be further adversely affected which may contribute to future impairments of its franchises and goodwill.

Charter's exposure to the credit risks of its customers, vendors and third parties could adversely affect its cash flow, results of operations and financial condition.

        Charter is exposed to risks associated with the potential financial instability of its customers, many of whom have been adversely affected by the general economic downturn. Declines in the housing market, including foreclosures, together with significant unemployment, may cause increased cancellations by its customers or lead to unfavorable changes in the mix of products purchased. These events have adversely affected, and may continue to adversely affect Charter's cash flow, results of operations and financial condition.

        In addition, Charter is susceptible to risks associated with the potential financial instability of the vendors and third parties on which it relies to provide products and services or to which it outsources certain functions. The same economic conditions that may affect Charter's customers, as well as volatility and disruption in the capital and credit markets, also could adversely affect vendors and third parties and lead to significant increases in prices, reduction in output or the bankruptcy of Charter's vendors or third parties upon which it relies. Any interruption in the services provided by its vendors or by third parties could adversely affect Charter's cash flow, results of operation and financial condition.

Charter faces risks inherent in its commercial business.

        Charter may encounter unforeseen difficulties as it increases the scale of its service offerings to businesses. Charter sells Internet access, data networking and fiber connectivity to cellular towers and office buildings, video and business voice services to businesses and have increased its focus on growing this business. In order to grow its commercial business, Charter expects to increase expenditures on technology, equipment and personnel focused on the commercial business. Commercial business customers often require service level agreements and generally have heightened customer expectations for reliability of services. If Charter's efforts to build the infrastructure to scale the commercial business are not successful, the growth of its commercial services business would be limited. Charter depends on interconnection and related services provided by certain third parties for the growth of its commercial business. As a result, its ability to implement changes as the services grow may be limited. If Charter is unable to meet these service level requirements or expectations, its commercial business could be adversely affected. Finally, Charter expects advances in communications technology, as well as changes in the marketplace and the regulatory and legislative environment. Consequently, Charter is unable to predict the effect that ongoing or future developments in these areas might have on its voice and commercial businesses and operations.

Charter may not have the ability to reduce the high growth rates of, or pass on to its customers, its increasing programming costs, which would adversely affect its cash flow and operating margins.

        Programming has been, and is expected to continue to be, Charter's largest operating expense item. In recent years, the cable industry has experienced a rapid escalation in the cost of programming. Charter expects programming costs to continue to increase because of a variety of factors including amounts paid for retransmission consent, annual increases imposed by programmers with additional selling power as a result of media consolidation, additional programming, including new sports services and non-linear programming for on-line and OnDemand platforms. The inability to fully pass these programming cost increases on to its customers has had an adverse impact on Charter's cash flow and operating margins associated with the video product. Charter has programming contracts that have expired and others that will expire at or before the end of 2014. There can be no assurance that these agreements will be renewed on favorable or comparable terms. To the extent that Charter is unable to reach agreement with certain programmers on terms that it believes are reasonable, Charter may be forced to remove such programming channels from its line-up, which could result in a further loss of customers.

        Increased demands by owners of some broadcast stations for carriage of other services or payments to those broadcasters for retransmission consent are likely to further increase Charter's programming costs. Federal law allows commercial television broadcast stations to make an election between "must-carry" rights and an alternative "retransmission-consent" regime. When a station opts for the latter, cable operators are not allowed to carry the station's signal without the station's permission. In some cases, Charter carries stations under short-term arrangements while it attempts to negotiate new long-term retransmission agreements. If negotiations with these programmers prove unsuccessful, they could require Charter to cease carrying their signals, possibly for an indefinite period. Any loss of stations could make its video service less attractive to customers, which could result in less subscription and advertising revenue. In retransmission-consent negotiations, broadcasters often condition consent with respect to one station on carriage of one or more other stations or programming services in which they or their affiliates have an interest. Carriage of these other services, as well as increased fees for retransmission rights, may increase Charter's programming expenses and diminish the amount of capacity it has available to introduce new services, which could have an adverse effect on its business and financial results.

Charter's inability to respond to technological developments and meet customer demand for new products and services could limit its ability to compete effectively.

        Charter's business is characterized by rapid technological change and the introduction of new products and services, some of which are bandwidth-intensive. Charter may not be able to fund the capital expenditures necessary to keep pace with technological developments, execute the plans to do so, or anticipate the demand of its customers for products and services requiring new technology or bandwidth. The testing and implementation of its network-based user interface may ultimately be unsuccessful or more expensive than anticipated. The completion of Charter's plan to become all-digital in 2014 could be delayed or cost more than the anticipated $400 million in its 2014 plan. Charter's inability to maintain and expand its upgraded systems including through the completion of its all-digital plan and provide advanced services such as a state of the art user interface in a timely manner, or to anticipate the demands of the marketplace, could materially adversely affect its ability to attract and retain customers. Consequently, Charter's growth, financial condition and results of operations could suffer materially.

Charter depends on third party service providers, suppliers and licensors; thus, if it is unable to procure the necessary services, equipment, software or licenses on reasonable terms and on a timely basis, its ability to offer services could be impaired, and Charter's growth, operations, business, financial results and financial condition could be materially adversely affected.

        Charter depends on third party service providers, suppliers and licensors to supply some of the services, hardware, software and operational support necessary to provide some of its services. Charter obtains these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services it desires. Some of Charter's hardware, software and operational support vendors, and service providers represent its sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services it needs in a timely manner, at its specifications and at reasonable prices, Charter's ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay its ability to serve its customers. These events could materially and adversely affect Charter's ability to retain and attract customers, and have a material negative impact on its operations, business, financial results and financial condition. A limited number of vendors of key technologies can lead to less product innovation and higher costs. Charter's cable systems have historically been restricted to using one of two proprietary conditional access security systems, which it believes has limited the number of manufacturers producing set-top boxes for such systems. As an alternative, under a waiver granted to Charter by the FCC, Charter is currently developing a conditional access security system which may be downloaded into set-top boxes provided by a variety of manufacturers. Charter believes this new security system will make its systems more suitable for set-top boxes provided by additional suppliers; however, it may not be able to develop a conditional access security system, establish these relationships or be able to obtain favorable terms.

        Charter further depends on patent, copyright, trademark and trade secret laws and licenses to establish and maintain its intellectual property rights in technology and the products and services used in its operating activities. Any of its intellectual property rights could be challenged or invalidated, or such intellectual property rights may not be sufficient to permit Charter to continue to use certain intellectual property, which could result in discontinuance of certain product or service offerings or other competitive harm, it incurring substantial monetary liability or being enjoined preliminarily or permanently from further use of the intellectual property in question.

Various events could disrupt Charter's networks, information systems or properties and could impair its operating activities and negatively impact its reputation.

        Network and information systems technologies are critical to Charter's operating activities, as well as its customers' access to its services. Charter may be subject to information technology system failures and network disruptions. Malicious and abusive activities, such as the dissemination of computer viruses, worms, and other destructive or disruptive software, computer hackings, social engineering, process breakdowns, denial of service attacks and other malicious activities have become more common in industry overall. If directed at Charter or technologies upon which it depends, these activities could have adverse consequences on its network and its customers, including degradation of service, excessive call volume to call centers, and damage to its or its customers' equipment and data. Further, these activities could result in security breaches, such as misappropriation, misuse, leakage, falsification or accidental release or loss of information maintained in Charter's information technology systems and networks, and in its vendors' systems and networks, including customer, personnel and vendor data. System failures and network disruptions may also be caused by natural disasters, accidents, power disruptions or telecommunications failures. If a significant incident were to occur, it could damage Charter's reputation and credibility, lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to service its customers and protect its network. These events also could result in large expenditures to repair or replace the damaged properties, networks or information systems or to protect them from similar events in the future. System redundancy may be ineffective or inadequate, and Charter's disaster recovery planning may not be sufficient for all eventualities. Any significant loss of Internet customers or revenue, or significant increase in costs of serving those customers, could adversely affect Charter's growth, financial condition and results of operations.

For tax purposes, Charter could experience a deemed ownership change in the future that could limit its ability to use its tax loss carryforwards.

        As of December 31, 2013, Charter had approximately $8.3 billion of federal tax net operating loss carryforwards resulting in a gross deferred tax asset of approximately $2.9 billion. Federal tax net operating loss carryforwards expire in the years 2021 through 2033. These losses resulted from the operations of Charter Communications Holding Company, LLC (Charter Holdco) and its subsidiaries. In addition, as of December 31, 2013, Charter had state tax net operating loss carryforwards resulting in a gross deferred tax asset (net of federal tax benefit) of approximately $276 million. State tax net operating loss carryforwards generally expire in the years 2014 through 2033. Due to uncertainties in projected future taxable income, valuation allowances have been established against the gross deferred tax assets for book accounting purposes, except for future taxable income that will result from the reversal of existing temporary differences for which deferred tax liabilities are recognized. Such tax loss carryforwards can accumulate and be used to offset its future taxable income.

        On March 27, 2009, Charter and certain affiliates filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the Bankruptcy Court), to reorganize under Chapter 11 of the United States Bankruptcy Code. The Chapter 11 cases were jointly administered under the caption In re Charter Communications, Inc., et al., Case No. 09-11435. On May 7, 2009, Charter filed a Joint Plan of Reorganization (the Plan) and a related disclosure statement with the Bankruptcy Court. The consummation of the Plan generated an "ownership change" as defined in Section 382 of the Code, and the sale of shares of 27% of the beneficial amount of Charter's common stock by Apollo Management, L.P. and certain related funds, Oaktree Opportunities Investments, L.P. and certain related funds and funds affiliated with Crestview Partners, L.P. to Liberty resulted in a second "ownership change" pursuant to Section 382. In general, an "ownership change" occurs whenever the percentage of the stock of a corporation owned, directly or indirectly, by "5-percent stockholders" (within the meaning of Section 382 of the Code) increases by more than 50 percentage points over the lowest percentage of the stock of such corporation owned, directly or indirectly, by such "5-percent stockholders" at any time over the preceding three years. As a result, Charter is subject to an annual limitation on the use of its loss carryforwards which existed at November 30, 2009 for the first "ownership change" and those that existed at May 1, 2013 for the second "ownership change." The limitation on its ability to use its loss carryforwards, in conjunction with the loss carryforward expiration provisions, could reduce Charter's ability to use a portion of its loss carryforwards to offset future taxable income, which could result in Charter being required to make material cash tax payments. Charter's ability to make such income tax payments, if any, will depend at such time on its liquidity or its ability to raise additional capital, and/or on receipt of payments or distributions from Charter Holdco and its subsidiaries.

        If Charter were to experience a third ownership change in the future (as a result of purchases and sales of stock by its "5-percent stockholders," new issuances or redemptions of its stock, certain acquisitions of its stock and issuances, redemptions, sales or other dispositions or acquisitions of interests in its "5-percent stockholders"), Charter's ability to use its loss carryforwards could become subject to further limitations. Charter's common stock is subject to certain transfer restrictions contained in its amended and restated certificate of incorporation. These restrictions, which are designed to minimize the likelihood of an ownership change occurring and thereby preserve its ability to utilize its loss carryforwards, are not currently operative but could become operative in the future if certain events occur and the restrictions are imposed by Charter's board of directors. However, there can be no assurance that its board of directors would choose to impose these restrictions or that such restrictions, if imposed, would prevent an ownership change from occurring.

If Charter is unable to retain key employees, its ability to manage its business could be adversely affected.

        Charter's operational results have depended, and its future results will depend, upon the retention and continued performance of its management team. Charter's ability to retain and hire new key employees for management positions could be impacted adversely by the competitive environment for management talent in the broadband communications industry. The loss of the services of key members of management and the inability or delay in hiring new key employees could adversely affect Charter's ability to manage its business and its future operational and financial results.

Charter's inability to successfully acquire and integrate other businesses, assets, products or technologies could harm its operating results.

        Charter actively evaluates acquisitions and strategic investments in businesses, products or technologies that it believes could complement or expand its business or otherwise offer growth or cost-saving opportunities. From time to time, Charter may enter into letters of intent with companies with which it is negotiating for potential acquisitions or investments, or as to which it is conducting due diligence. An investment in, or acquisition of, complementary businesses, products or technologies in the future could materially decrease the amount of Charter's available cash or require it to seek additional equity or debt financing. Charter may not be successful in negotiating the terms of any potential acquisition, conducting thorough due diligence, financing the acquisition or effectively integrating the acquired business, product or technology into its existing business and operations. Charter's due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices, or employee or customer issues.

        Additionally, in connection with any acquisitions Charter completes, it may not achieve the synergies or other benefits it expected to achieve, and Charter may incur write-downs, impairment charges or unforeseen liabilities that could negatively affect its operating results or financial position or could otherwise harm its business. Further, contemplating or completing an acquisition and integrating an acquired business, product or technology could divert management and employee time and resources from other matters.

Charter's business is subject to extensive governmental legislation and regulation, which could adversely affect its business.

        Regulation of the cable industry has increased cable operators' operational and administrative expenses and limited their revenues. Cable operators are subject to various laws and regulations including those covering the following:

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  the provisioning and marketing of cable equipment and compatibility with new digital technologies;

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  subscriber and employee privacy and data security;

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  limited rate regulation of video service;

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  copyright royalties for retransmitting broadcast signals;

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  when a cable system must carry a broadcast station or obtain retransmission consent to carry a broadcast station;

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  the provision of channel capacity to unaffiliated commercial leased access programmers;

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  limitations on the ability to enter into exclusive agreements with multiple dwelling unit complexes and control inside wiring;

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  the provision of high-speed Internet service, including the likelihood of net neutrality rules;

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  the provision of voice communications;

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  cable franchise renewals and transfers;

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  equal employment opportunity, emergency alert systems, disability access, technical standards, marketing practices, customer service, and consumer protection.

        Additionally, many aspects of these laws and regulations are currently the subject of judicial proceedings and administrative or legislative proposals. There are also ongoing efforts to amend or expand the federal, state, and local regulation of some of the services offered over Charter's cable systems, which may compound the regulatory risks it already faces, and proposals that might make it easier for its employees to unionize. Some states are considering adopting energy efficiency regulations governing the operation of equipment (such as broadband modems) that Charter uses to deliver Internet services, which could constrain innovation in broadband services and equipment. Congress is considering whether to rewrite the entire Communications Act of 1934, as amended, to account for changes in the communications marketplace. Congress and various federal agencies are also considering more focused changes, such as new privacy restrictions and new restrictions on the use of personal and profiling information for behavioral advertising. In response to recent global data breaches, malicious activity and cyber threats, as well as the general increasing concerns regarding the protection of consumers' personal information, Congress is considering the adoption of new data security and cybersecurity legislation that could result in additional network and information security requirements for Charter's business. These new laws, as well as existing legal and regulatory obligations, could affect Charter's operations and require significant expenditures.

Charter's cable system franchises are subject to non-renewal or termination. The failure to renew a franchise in one or more key markets could adversely affect its business.

        Charter's cable systems generally operate pursuant to franchises, permits, and similar authorizations issued by a state or local governmental authority controlling the public rights-of-way. Many franchises establish comprehensive facilities and service requirements, as well as specific customer service standards and monetary penalties for non-compliance. In many cases, franchises are terminable if the franchisee fails to comply with significant provisions set forth in the franchise agreement governing system operations. Franchises are generally granted for fixed terms and must be periodically renewed. Franchising authorities may resist granting a renewal if either past performance or the prospective operating proposal is considered inadequate. Franchise authorities often demand concessions or other commitments as a condition to renewal. In some instances, local franchises have not been renewed at expiration, and Charter has operated and is operating under either temporary operating agreements or without a franchise while negotiating renewal terms with the local franchising authorities.

        The traditional cable franchising regime has undergone significant change as a result of various federal and state actions. Some state franchising laws do not allow Charter to immediately opt into favorable statewide franchising.

        There can be no assurance that Charter will be able to comply with all significant provisions of its franchise agreements and certain of its franchisers have from time to time alleged that Charter has not complied with these agreements. Additionally, although historically Charter has renewed its franchises without incurring significant costs, there can be no assurance that Charter will be able to renew, or to renew as favorably, its franchises in the future. A termination of or a sustained failure to renew a franchise in one or more key markets could adversely affect Charter's business in the affected geographic area.

Charter's cable system franchises are non-exclusive. Accordingly, local and state franchising authorities can grant additional franchises and create competition in market areas where none existed previously, resulting in overbuilds, which could adversely affect results of operations.

        Charter's cable system franchises are non-exclusive. Consequently, local and state franchising authorities can grant additional franchises to competitors in the same geographic area or operate their own cable systems. In some cases, local government entities and municipal utilities may legally compete with Charter on more favorable terms. As a result, competing operators may build systems in areas in which Charter holds franchises.

        The FCC has adopted rules that streamline entry for new competitors (particularly those affiliated with telephone companies) and reduce franchising burdens for these new entrants. At the same time, a substantial number of states have adopted new franchising laws, principally designed to streamline entry for new competitors, and often provide advantages for these new entrants that are not immediately available to existing operators. In many cases, state franchising laws will result in fewer franchise imposed requirements for Charter's competitors who are new entrants, until it is able to opt into the applicable state franchise.

        The FCC administers a program that collects Universal Service Fund contributions from telecommunications service providers and uses them to subsidize the provision of telecommunications services in high-cost areas and to low-income consumers and the provision of Internet and telecommunications services to schools, libraries and certain health care providers. The FCC has begun to redirect some of this funding to broadband deployment in ways that could assist competitors in competing with Charter's services.

Local franchise authorities have the ability to impose additional regulatory constraints on Charter's business, which could further increase its expenses.

        In addition to the franchise agreement, cable authorities in some jurisdictions have adopted cable regulatory ordinances that further regulate the operation of cable systems. This additional regulation increases the cost of operating Charter's business. Local franchising authorities may impose new and more restrictive requirements. Local franchising authorities who are certified to regulate rates in the communities where they operate generally have the power to reduce rates and order refunds on the rates charged for basic service and equipment.

Tax legislation and administrative initiatives or challenges to Charter's tax positions could adversely affect its results of operations and financial condition.

        Charter operates cable systems in locations throughout the United States and, as a result, is subject to the tax laws and regulations of federal, state and local governments. From time to time, various legislative and/or administrative initiatives may be proposed that could adversely affect Charter's tax positions. There can be no assurance that its effective tax rate or tax payments will not be adversely affected by these initiatives. Certain states and localities have imposed or are considering imposing new or additional taxes or fees on Charter's services or changing the methodologies or base on which certain fees and taxes are computed. The federal Internet Tax Freedom Act, which prohibits many taxes on Internet access service, will expire November 1, 2014, unless it is renewed by Congress. Potential changes include additional taxes or fees on Charter's services which could impact its customers, combined reporting and other changes to general business taxes, central/unit-level assessment of property taxes and other matters that could increase Charter's income, franchise, sales, use and/or property tax liabilities. In addition, federal, state and local tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that Charter's tax positions will not be challenged by relevant tax authorities or that it would be successful in any such challenge.

Further regulation of the cable industry could impair Charter's ability to raise rates to cover its increasing costs, resulting in increased losses.

        Currently, rate regulation of cable systems is strictly limited to the basic service tier and associated equipment and installation activities. However, the FCC and Congress continue to be concerned that cable rate increases are exceeding inflation. It is possible that either the FCC or Congress will further restrict the ability of cable system operators to implement rate increases for Charter's video services or even for its high-speed Internet and voice services. Should this occur, it would impede Charter's ability to raise its rates. If Charter is unable to raise its rates in response to increasing costs, its losses would increase.

        There has been legislative and regulatory interest in requiring companies that own multiple cable networks to make each of them available on a standalone, rather than a bundled basis to cable operators, and in requiring cable operators to offer historically bundled programming services on an à-la-carte basis to consumers. While any new regulation or legislation designed to enable cable operators to purchase programming on a stand alone basis could be beneficial to Charter, any such new regulation or legislation that limits how Charter sells programming could adversely affect its business.

Actions by pole owners might subject Charter to significantly increased pole attachment costs.

        Pole attachments are cable wires that are attached to utility poles. Cable system attachments to investor-owned public utility poles historically have been regulated at the federal or state level, generally resulting in favorable pole attachment rates for attachments used to provide cable service. In contrast, utility poles owned by municipalities or cooperatives are not subject to federal regulation and are generally exempt from state regulation. In 2011, the FCC amended its pole attachment rules to promote broadband deployment. The order overall strengthens the cable industry's ability to access investor-owned utility poles on reasonable rates, terms and conditions. It also allows for new penalties in certain cases involving unauthorized attachments that could result in additional costs for cable operators. The new rules were affirmed in 2013. Future regulatory changes in this area could impact the pole attachment rates Charter pays utility companies.

Increasing regulation of Charter's Internet service product could adversely affect its ability to provide new products and services.

        On January 14, 2014, the D.C. Circuit Court of Appeals, in Verizon v. FCC, struck down major portions of the FCC's 2010 "net neutrality" rules governing the operating practices of broadband Internet access providers like Charter. The FCC originally designed the rules to ensure an "open Internet" and included three key requirements for broadband providers: 1) a prohibition against blocking websites or other online applications; 2) a prohibition against unreasonable discrimination among Internet users or among different websites or other sources of information; and 3) a transparency requirement compelling the disclosure of network management policies. The Court struck down the first two requirements, concluding that they constitute "common carrier" restrictions that are not permissible given the FCC's earlier decision to classify Internet access as an "information service," rather than a "telecommunications service." The Court upheld the FCC's transparency requirement.

        On May 15, 2014, the FCC issued a Notice of Proposed Rulemaking (the Notice) regarding new open Internet rules in which the FCC proposes, among other things, to retain the definitions and scope of the 2010 rules, enhance the disclosure rule, and require broadband providers to comply with an enforceable legal standard of commercially reasonable practices. The Notice also seeks comment regarding whether certain practices, such as paid prioritization of content, application and service providers, should be prohibited. The reimposition of network neutrality restrictions could adversely affect the potential development of advantageous relationships with Internet content, application and service providers, including backbone connection arrangements. Rules or statutes increasing the regulation of Charter's Internet services could limit its ability to efficiently manage its cable systems and respond to operational and competitive challenges. In addition, if the FCC were to adopt new rules under this framework, the reclassification of broadband services under this framework could subject Charter's services to far more extensive and burdensome federal and state regulation.

Changes in channel carriage regulations could impose significant additional costs on Charter.

        Cable operators also face significant regulation of their video channel carriage. Charter can be required to devote substantial capacity to the carriage of programming that it might not carry voluntarily, including certain local broadcast signals; local public, educational and governmental access programming; and unaffiliated, commercial leased access programming (required channel capacity for use by persons unaffiliated with the cable operator who desire to distribute programming over a cable system). The FCC adopted revised commercial leased access rules which would dramatically reduce the rate Charter can charge for leasing this capacity and dramatically increase its administrative burdens, but these remained stayed while under appeal. Legislation has been introduced in Congress in the past that, if adopted, could impact Charter's carriage of broadcast signals by simultaneously eliminating the cable industry's compulsory copyright license and the retransmission consent requirements governing cable's retransmission of broadcast signals. The FCC also continues to consider changes to the rules affecting the relationship between programmers and multichannel video distributors. Future regulatory changes could disrupt existing programming commitments, interfere with Charter's preferred use of limited channel capacity, increase its programming costs, and limit its ability to offer services that would maximize its revenue potential. It is possible that other legal restraints will be adopted limiting Charter's discretion over programming decisions.

Offering voice communications service may subject Charter to additional regulatory burdens, causing it to incur additional costs.

        Charter offers voice communications services over its broadband network and continues to develop and deploy voice over Internet protocol (VoIP) services. The FCC has ruled that competitive telephone companies that support VoIP services, such as those Charter offers its customers, are entitled to interconnect with incumbent providers of traditional telecommunications services, which ensures that Charter's VoIP services can compete in the market. The scope of these interconnection rights is being reviewed in a current FCC proceeding, which may affect Charter's ability to compete in the provision of voice services or result in additional costs. The FCC has also declared that certain VoIP services are not subject to traditional state public utility regulation. The full extent of the FCC preemption of state and local regulation of VoIP services is not yet clear. Charter may require certain additional authorizations to expand these services. Charter may not be able to obtain such authorizations in a timely manner, or conditions could be imposed upon such licenses or authorizations that may not be favorable to it. Telecommunications companies generally are subject to other significant regulation which could also be extended to VoIP providers. If additional telecommunications regulations are applied to Charter's VoIP service, it could cause it to incur additional costs. The FCC has already extended certain traditional telecommunications carrier requirements to many VoIP providers such as Charter, including Universal Service Fund collection, Communications Assistance for Law Enforcement Act (CALEA) obligations, privacy, Customer Proprietary Network Information, number porting, disability and discontinuance of service requirements. In November 2011, the FCC released an order significantly changing the rules governing intercarrier compensation payments for the origination and termination of telephone traffic between carriers, including VoIP service providers like Charter. The Tenth Circuit Court of Appeals affirmed the order on May 23, 2014. The new rules will result in a substantial decrease in intercarrier compensation payments over a multi-year period, which will affect both the amounts that Charter pays to other carriers and the amounts that Charter receives from other carriers.

Factors Relating to the Comcast Transactions

Completion of the Comcast Transactions is subject to many conditions and if these conditions are not satisfied or waived, the Comcast Transactions will not be completed.

        Charter's obligation and the obligation of Comcast to complete the Comcast Transactions are subject to satisfaction or waiver of a number of conditions, including, among others:

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  completion of Comcast's acquisition of TWC;

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  receipt of certain regulatory approvals for the Comcast Transactions, in most cases without the imposition of a burdensome condition;

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  approval by Charter's stockholders;

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  receipt of opinions of counsel as to the tax-free nature of certain of the Comcast Transactions;

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  absence of injunction or legal impediment on any of the Comcast Transactions;

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  approval for the listing on a stock exchange of the shares of SpinCo common stock to be issued in the Comcast Transactions;

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  effectiveness of a registration for New Charter shares to be issued in the Merger and approval for listing on NASDAQ of those shares;

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  accuracy of the representations and warranties with respect to each of the Comcast Transactions, subject to certain materiality thresholds;

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  performance of covenants with respect to each of the Comcast Transactions, subject to certain materiality thresholds;

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  with respect to Charter's obligations, absence of a material adverse change with respect to the assets and liabilities transferred to SpinCo and the assets transferred by Comcast to Charter, taken as a whole, and with respect to Comcast's obligations, absence of a material adverse change with respect to the assets and liabilities transferred by Charter to Comcast and absence of a material adverse effect with respect to Charter, and also with respect to Charter's obligations, absence of the assertion by Charter's financing sources of a material adverse effect with respect to Charter; and

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  SpinCo's ability to incur indebtedness in an amount equal to at least 2.5 times its 2014 pro forma EBITDA of the SpinCo cable systems.

        There can be no assurance that the conditions to closing of the Comcast Transactions will be satisfied or waived or that the Comcast Transactions will be completed.

In order to complete the Comcast Transactions, Charter along with Comcast must make certain governmental filings and obtain certain governmental authorizations, and if such filings and authorizations are not made or granted or are granted with conditions to the parties, completion of the Comcast Transactions may be jeopardized or the anticipated benefits of the Comcast Transactions could be reduced.

        Completion of the Comcast Transactions is conditioned upon the expiration or early termination of the waiting periods relating to the Comcast Transactions under the Hart-Scott-Rodino Antitrust

Improvement Act and the required governmental authorizations, including an order of the FCC, having been obtained and being in full force and effect. Although Charter and Comcast have agreed in the Comcast Agreement to use reasonable best efforts, subject to certain limitations, to make certain governmental filings or obtain the required governmental authorizations, as the case may be, there can be no assurance that the relevant waiting periods will expire or that the relevant authorizations will be obtained. In addition, the governmental authorities with or from which these authorizations are required have broad discretion in administering the governing regulations. As a condition to authorization of the Comcast Transactions or related transactions, these governmental authorities may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of Charter's business after completion of the Comcast Transactions. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the Comcast Transactions or imposing additional material costs on or materially limiting the revenues of the combined company following the Comcast Transactions, or otherwise adversely affect Comcast's business and results of operations after completion of the Comcast Transactions. In addition, there can be no assurance that these conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Comcast Transactions.

Charter's business relationships may be subject to disruption due to uncertainty associated with the Comcast Transactions.

        Parties that Charter does business with may experience uncertainty associated with the Comcast Transactions, including with respect to current or future business relationships with Charter. Charter's business relationships may be subject to disruption as customers, distributors, suppliers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Charter. These disruptions could have an adverse effect on Charter's business, financial condition, results of operations or prospects, including an adverse effect on its ability to realize the anticipated benefits of the Comcast Transactions. The risk, and adverse effect, of such disruptions could be exacerbated by a delay in completion of the Comcast Transactions or termination of the Comcast Agreement.

Charter has relied on publicly available information on the systems being acquired by Charter and by SpinCo.

        Charter has relied on publicly available information regarding the systems being acquired by Charter and by SpinCo, and do not yet have full carveout or pro forma financial statements for such systems. The transaction terms accordingly provide for assumption by Charter and by SpinCo of only those liabilities that are primarily related to the systems acquired by each of them respectively, and for valuation terms that will depend on actual carveout 2014 EBITDA (as defined in the Comcast Agreement) produced by such systems, including true-up adjustment payments related to EBITDA and, in some cases, working capital. However, it is possible that significant liabilities, present, future or contingent, may be assumed by Charter or SpinCo that are not fully reflected in the valuation terms, and accordingly could have a material adverse effect on Charter and/or its investment in SpinCo. Similarly, it is possible that certain assets required to operate the systems acquired by SpinCo and/or Charter, such as licenses, technologies and/or employees, may not be transferred in the Comcast Transactions, requiring SpinCo and/or Charter to incur additional costs and invest additional resources to procure such assets and/or hire employees with expertise in the transferred business, which may adversely affect Charter's ability to realize the anticipated benefits of the Comcast Transactions.

The integration of the business acquired in the Comcast Transactions with the businesses Charter operated prior to the Comcast Transactions may not be successful or the anticipated benefits from the Comcast Transactions may not be realized.

        After consummation of the Comcast Transactions, Charter will have significantly more systems, assets, investments, businesses, subscribers and employees than it did prior to the Comcast Transactions. The process of integrating these assets with the businesses Charter operated prior to the Comcast Transactions will require it to expend significant capital and significantly expand the scope of its operations and operating and financial systems. Charter's management will be required to devote a significant amount of time and attention to the process of integrating the operations of the acquired assets with Charter's pre-Comcast Transactions operations. There is a significant degree of difficulty and management involvement inherent in that process. These difficulties include:

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  integrating the operations of the acquired assets while carrying on the ongoing operations of the businesses Charter operated prior to the Comcast Transactions;

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  integrating information, purchasing, provisioning, accounting, finance, sales, billing, payroll, reporting and regulatory compliance systems;

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  integrating and unifying the product offerings and services available to customers, including customer premise equipment and video user interfaces;

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  managing a significantly larger company than before consummation of the Comcast Transactions;

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  integrating separate business cultures;

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  attracting and retaining the necessary personnel associated with the acquired assets;

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  creating uniform standards, controls, procedures, policies and information systems and controlling the costs associated with such matters; and

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  the impact on Charter's business of providing services to SpinCo which will also face the foregoing difficulties.

        Charter and Comcast have agreed to provide each other with transition services in connection with the transferred systems and relevant assets. Providing such services could divert management attention and result in additional costs, particularly as Charter starts up infrastructure and staff to take over transitional services and provides transition services to Comcast for former Charter systems. In addition, the inability to procure such services on reasonable terms or at all could negatively impact Charter's expected results of operations.

        There is no assurance that the assets acquired in the Comcast Transactions will be successfully or cost-effectively integrated into the businesses Charter operated prior to the Comcast Transactions. The process of integrating the acquired assets into Charter's pre-Comcast Transactions operations may cause an interruption of, or loss of momentum in, the activities of its business. If Charter's management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, Charter's business could suffer and its liquidity, results of operations and financial condition may be materially adversely impacted.

        Even if Charter is able to successfully integrate the new assets, it may not be possible to realize the benefits that are expected to result from the Comcast Transactions, or realize these benefits within the time frame that is expected. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the Comcast Transactions may be offset by costs incurred or delays in integrating the companies. Programming dis-synergies could be larger than expected. If Charter fails to realize the benefits it anticipates from the acquisition, its liquidity, results of operations or financial condition may be adversely affected.

Failure to complete the Comcast Transactions could negatively impact Charter's stock price and its future business and financial results.

        If the Comcast Transactions are not completed for any reason, including as a result of Charter's stockholders failing to approve the necessary proposals, its ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Comcast Transactions, Charter would be subject to a number of risks such as:

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  Negative reactions from the financial markets, including negative impacts on its stock price;

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  Negative reactions from its customers, regulators and employees;

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  A requirement to pay certain costs relating to the Comcast Transactions, whether or not the Comcast Transactions are completed;

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  The Comcast Agreement places certain restrictions on the conduct of Charter's business with respect to its assets being transferred to Comcast prior to completion of the Comcast Transactions. Such restrictions, the waiver of which is subject to the consent of the other party (in certain cases, not to be unreasonably withheld, conditioned or delayed), may prevent Charter from taking certain specified actions or otherwise pursuing business opportunities during the pendency of the Comcast Transactions; and

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  Matters relating to the Comcast Transactions (including integration planning) will require substantial commitments of time and resources by Charter's management and expenditures, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to it as an independent company.

        If the Comcast Transactions are not completed, the risks described above may materialize and they may adversely affect Charter's business, financial condition, financial results and stock price.

        In addition, Charter could be subject to litigation related to any failure to complete the Comcast Transactions or related to any enforcement proceeding commenced against Charter to perform its obligations under the Comcast Agreement.

After the Comcast Transactions are complete, Charter's stockholders will have a lower ownership and voting interest than they currently have.

        Based on the number of shares of Charter's common stock outstanding and the trading price of its common stock as of June 30, 2014, assumptions around the 2014 EBITDA of SpinCo and the amount of SpinCo indebtedness at the time of completion of the Comcast Transactions, it is expected that, immediately after completion of the Comcast Transactions, persons who hold Charter stock as of immediately prior to the Comcast Transactions will own approximately 89% of the outstanding shares of common stock of New Charter. Consequently, former stockholders (including Broadband, if the Comcast Transactions close following the Spin-Off) will have less influence over Charter's management and policies than they currently have. In addition, any changes to the number of shares outstanding, trading price of Charter's common stock in the period prior to closing, EBITDA associated with SpinCo assets or the amount of SpinCo indebtedness at the time of completion of the Comcast Transactions will affect, and could significantly reduce, the number of outstanding shares of common stock of New Charter held by persons who hold Charter stock as of immediately prior to the closing. Similarly, if Charter exercises its option to increase the merger consideration to SpinCo holders as a result of insufficient debt tenders in the debt-for-debt exchange that are part of the Comcast Transactions, such option could significantly reduce the number of outstanding shares of common stock of New Charter held by persons who hold Charter stock as of immediately prior to the closing.

Charter may not be able to obtain financing for the acquisition of systems contemplated by the Comcast Transactions, or may be able to obtain such financing only on unfavorable terms.

        Charter has obtained financing commitments from several financial institutions to finance the acquisitions of systems contemplated by the Comcast Transactions in the aggregate amount of $8.4 billion. The terms of the loans underlying the commitments have not yet been determined, and if there are unfavorable developments in the credit markets or in Charter's business, such loans may not be available, or may be available only on unfavorable terms. If there are changes in the financial condition or results of operations of Charter's company prior to the completion of the Comcast Transactions, its financing sources may not provide the funding under the commitment. Even if funding is not received, Charter may still be obligated to consummate the acquisitions of systems contemplated by the Comcast Transactions. In that event Charter may need to rely on alternative sources of financing, which it may not be able to obtain on reasonable terms, and/or may need to rely on its cash reserves, which may divert funding from other needs of Charter. Additionally, the failure to obtain financing from Charter's financing sources may cause Charter to not be able to complete the Comcast Transactions and to be exposed to legal claims for specific performance or damages, any of which could have a material adverse effect on Charter. As one of the conditions to the closing of the Comcast Transactions, SpinCo must obtain financing in an amount equal to at least 2.5 times its 2014 pro forma EBITDA. Unfavorable developments in the credit markets may negatively impact SpinCo's ability to obtain such financing or to obtain such financing on favorable terms which could negatively impact the investment Charter expects to make in SpinCo.

As a result of the planned financing of the Comcast Transactions, Charter's indebtedness following completion of the Comcast Transactions will be greater than its current indebtedness. This increased level of indebtedness could adversely affect Charter, including by decreasing its business flexibility, and increase interest expense.

        Charter will have increased indebtedness following completion of the Comcast Transactions in comparison to its recent historical basis, which would have the effect, among other things, of reducing its flexibility to respond to changing business and economic conditions and increasing its interest expense. In addition, the amount of cash required to service Charter's increased indebtedness levels following completion of the Comcast Transactions and thus the demands on its cash resources will be greater than the amount of cash flows required to service Charter's indebtedness prior to the Comcast Transactions. The increased levels of indebtedness following completion of the Comcast Transactions could also reduce funds available for Charter's investments in product development as well as capital expenditures, share repurchases and other activities and may create competitive disadvantages for Charter relative to other companies with lower debt levels.

        In addition, Charter's credit ratings impact the cost and availability of future borrowings and, accordingly, its cost of capital. Charter's ratings reflect each rating organization's opinion of its financial strength, operating performance and ability to meet its debt obligations.

Charter will incur significant transaction-related costs in connection with the Comcast Transactions.

        Charter expects to incur a number of non-recurring costs associated with the Comcast Transactions before, at and after closing the Comcast Transactions. Charter also will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems implementation costs and employment-related costs. Charter continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Comcast Transactions and integration. Although Charter expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Charter to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

Sales of New Charter common stock after the Comcast Transactions may negatively affect the market price of New Charter common stock.

        The shares of New Charter common stock to be issued in the Comcast Transactions to holders of SpinCo common stock will generally be eligible for immediate resale. The market price of New Charter common stock could decline as a result of sales of a large number of shares of New Charter common stock in the market after the consummation of the Comcast Transactions or even the perception that these sales could occur.

        Currently, Comcast stockholders may include index funds that have performance tied to the Standard & Poor's 500 Index or other stock indices, and institutional investors subject to various investing guidelines. Because New Charter may not be included in these indices following the consummation of the Comcast Transactions or may not meet the investing guidelines of some of these institutional investors, these index funds and institutional investors may decide to or may be required to sell the New Charter common stock that they receive in the Comcast Transactions. These sales, or the possibility that these sales may occur, may also make it more difficult for New Charter to obtain additional capital by selling equity securities in the future at a time and at a price that it deems appropriate.

If the Contribution and the Comcast Spin-Off do not qualify as a tax-free reorganization under Sections 368(a)(1)(D) and 355 of the Code, including as a result of subsequent acquisitions of stock of SpinCo, then Comcast may recognize a very substantial amount of taxable gain and SpinCo (and in certain circumstances, Charter) may be obligated to indemnify Comcast for these taxes.

        The completion of the Comcast Transactions is conditioned upon the receipt of opinions from counsel as to the tax-free nature of certain of the Comcast Transactions, including the Comcast Spin-Off. The opinions of counsel will be based on, among other things, current law and certain assumptions and representations as to factual matters made by Comcast, SpinCo and Charter. Any change in currently applicable law, which may be retroactive, or the failure of any representation to be true, correct and complete, could adversely affect the conclusions reached by counsel in the opinions. Moreover, the opinions will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinions.

        Even if the Comcast Spin-Off otherwise qualifies as a tax-free spin-off for U.S. federal income tax purposes, the Comcast Spin-Off will be taxable to Comcast pursuant to Section 355(e) of the Code if 50% or more of the stock of either Comcast or SpinCo is acquired, directly or indirectly (taking into account the stock of SpinCo acquired by New Charter in the Merger and the stock of Comcast and SpinCo acquired by TWC stockholders in the transaction between Comcast and TWC and in the Comcast Spin-Off, respectively), as part of a plan or series of related transactions that includes the Comcast Spin-Off. Because SpinCo stockholders that are former Comcast stockholders (exclusive of former TWC stockholders) will own more than 50% of the common stock of SpinCo immediately after the Merger, the Merger, standing alone, is not expected to cause the Comcast Spin-Off to be taxable to Comcast under Section 355(e) of the Code. However, if the IRS were to determine that other acquisitions of SpinCo common stock or Comcast common stock, either before or after the Comcast Spin-Off, are part of a plan or series of related transactions that includes the Comcast Spin-Off, such determination could result in the recognition of gain by Comcast under Section 355(e) of the Code. If Section 355(e) of the Code were to apply to the Comcast Spin-Off, Comcast might recognize a very substantial amount of taxable gain.

        Under the tax sharing agreement that will be entered into by Comcast, SpinCo and, to a limited extent, New Charter, in certain circumstances, and subject to certain limitations, SpinCo will be required to indemnify Comcast against taxes on the Comcast Spin-Off that arise as a result of certain actions or failures to act by SpinCo or as a result of certain changes in ownership of the stock of

SpinCo after the completion of the Comcast Transactions. SpinCo will be unable to take certain actions after the Comcast Transactions because such actions could adversely affect the tax-free status of the Comcast Spin-Off, and the impact of such restrictions could be significant. If SpinCo is required to indemnify Comcast in the event the Comcast Spin-Off is taxable, this indemnification obligation would be substantial and could have a material adverse effect on SpinCo.

        Moreover, under the tax sharing agreement to be entered into among Comcast, Spinco, and New Charter, in certain circumstances, and subject to certain limitations, New Charter will be required to indemnify Comcast against taxes on the Comcast Spin-Off that arise from New Charter taking any actions that would result in New Charter holding SpinCo shares in excess of the percentage of SpinCo shares acquired in the Merger during the two-year period following the Comcast Spin-Off. If New Charter is required to indemnify Comcast in the event the Comcast Spin-Off is taxable, this indemnification obligation would be substantial and could have a material adverse effect on New Charter.

New Charter and SpinCo will be unable to take certain actions after the Comcast Transactions (potentially including certain desirable strategic transactions) because such actions could adversely affect the tax-free status of the Comcast Spin-Off, and the impact of such restrictions could be significant.

        The tax sharing agreement to be entered into among Comcast, SpinCo, and New Charter will prohibit SpinCo and New Charter from taking actions that could cause the Comcast Spin-Off to be taxable to Comcast.

        In particular, for two years after the completion of the Comcast Transactions, SpinCo and New Charter will not be permitted to take actions that would result in 50% or more of the stock of SpinCo being acquired, directly or indirectly (taking into account the stock of SpinCo acquired by New Charter in the merger and the stock of Comcast and SpinCo acquired by TWC stockholders in the transaction between Comcast and TWC and in the Comcast Spin-Off, respectively), as part of a plan or series of related transactions that includes the Comcast Spin-Off. These actions could include entering into certain merger or consolidation transactions, certain stock issuances and certain other desirable strategic transactions.

Factors Relating to TruePosition

There can be no assurance that the recent acquisition of Skyhook will be beneficial.

        On February 14, 2014, TruePosition completed the acquisition of Skyhook, a global location network with more than 1 billion geocoded access points. There can be no assurance that the Skyhook acquisition will achieve the desired benefits of the transaction, which include increasing TruePosition's competitive position and other potential synergies, or that Skyhook will continue to expand its customer base as anticipated, which is critical to Skyhook's revenue generation. In addition, TruePosition incurred significant transaction and acquisition-related fees and costs. If the Skyhook acquisition is not accretive to TruePosition's business and operations, it could materially adversely affect the financial condition of TruePosition.

TruePosition and its subsidiary Skyhook face competition from multiple sources.

        TruePosition faces competition from a second provider of Uplink Time Difference and Arrival (UTDOA), Commscope, and from the suppliers of other wireless location technologies and solutions, such as GPS, Observed Time Difference of Arrival (OTDOA) and Terrestrial Beacons, which provide similar location-based products and services to TruePosition. Skyhook faces competition from Google, Inc. (Google), HERE (a division of Nokia) and smaller regional or niche market competitors such as Locaid, as providers of location-based services and products. Certain of these competitors are substantially larger than TruePosition or Skyhook, as applicable, and have greater financial, technical, marketing and other resources. Thus, many of these large enterprises are in a better position to withstand any significant reduction in spending by customers in its markets, and often have broader product lines and market focus, have greater brand recognition and may not be as susceptible to downturns in a single market. These competitors may also be able to bundle their products together to meet the needs of a particular customer, may be able to respond more rapidly to new or emerging technologies or changes in customer requirements and may be capable of delivering more complete solutions than TruePosition or Skyhook is able to provide. If large enterprises that currently do not compete directly with TruePosition or Skyhook choose to enter its markets by acquisition or otherwise, competition would likely intensify. In addition, the growth of new location technologies currently in development may further increase competition to provide these new technologies. If TruePosition and Skyhook are not able to compete successfully for customers, the financial position of TruePosition may be materially adversely affected.

The revenues of TruePosition and Skyhook each depend on a limited number of customers, and the loss of their more significant customers could adversely affect the business of TruePosition.

        TruePosition and its operating subsidiary Skyhook derive a significant amount of their respective revenues from a limited number of customers, and it is anticipated that these customers will continue to represent a significant portion of the revenues of TruePosition and Skyhook individually and in the aggregate. Because they depend on a limited number of customers, the loss of any one of these customers could have a material adverse effect on the operating results of TruePosition. Certain of these customers may fail to renew their contracts with TruePosition or Skyhook from time to time, creating additional risk with respect to the potential loss of revenue from these customers. For example, one of TruePosition's former largest clients, T-Mobile USA (T-Mobile), failed to renew its contract with TruePosition and ceased using TruePosition's services at the end of 2011, which resulted in a material reduction in TruePosition's revenue. The loss or reduction of business from one or a combination of these existing customers of True Position or Skyhook would materially adversely affect revenues, financial condition and results of operations of TruePosition.

The revenues of TruePosition and Skyhook each depend on the commercial deployment of wireless and other communications technologies and their ability to continue to drive customer demand for their products and services in a rapidly evolving and developing industry.

        TruePosition and Skyhook each develop, patent and commercialize products and services based on wireless and other communications technologies. They depend on their customers, licensees, operators of these wireless technologies and networks and other industries to use and timely deploy their products and services. TruePosition and Skyhook also depend on their customers and licensees to develop products and services with value-added features to drive sales as well as consumer demand for new wireless devices. As a result, TruePosition and Skyhook must stay abreast of rapidly evolving technological developments and offerings to remain competitive and increase the utility of their products and services, and they must be able to incorporate new technologies into their products and services in order to address the needs of their customers. The failure to successfully introduce new or enhanced products and services on a timely and cost-competitive basis that comply with evolving industry standards and regulations or the inability to continue to market existing products on a cost-competitive basis could have a material adverse effect on TruePosition's results of operations and financial condition.

        In addition, in order to successfully develop and market certain of TruePosition's or Skyhook's products and services, TruePosition or Skyhook may be required to enter into technology development or licensing agreements with third parties. TruePosition and Skyhook cannot provide assurances that they will be able to timely enter into any necessary technology development or licensing agreements on reasonable terms, or at all.

Changes to the regulatory environment in which TruePosition or Skyhook's customers operate may negatively impact their business.

        In the U.S., the FCC regulates wireless carriers, wireless services and E-9-1-1 requirements. FCC regulatory actions affecting wireless carriers and services and E-9-1-1 requirements may adversely affect TruePosition's wireless phone and device location technology and the positioning services offered by Skyhook. On February 20, 2014, the FCC adopted a Third Further Notice of Proposed Rulemaking in the E-9-1-1 Location Accuracy proceeding, which included proposed minimum accuracy requirements for calls originating indoors. The period for public comment on the proposed rules has expired, and action, if any, by the FCC is anticipated in late 2014 or early 2015. The proposed rules, if adopted, would be implemented over a multi-year period. Implementation of the proposed rules may be delayed if a party to the rulemaking proceeding challenges the rules in federal court.

        A distinguishing characteristic of TruePosition's UTDOA technology is its ability to locate wireless devices indoors, where GPS signals may be compromised or blocked. Should the FCC promulgate the regulations as currently proposed, TruePosition will be actively competing for carrier contracts required to comply with those regulations. However, until the regulations are promulgated, due to the uncertainty surrounding these mandates, TruePosition may experience a decline in sales and revenue while many customers wait to invest in location-based technologies until the regulations are adopted. Even if TruePosition is able to produce and provide products and services compliant with these regulations, until these regulations are adopted and information regarding any compliant products and services offered by TruePosition's competitors becomes available, much uncertainty exists as to whether TruePosition will be able to successfully compete for carrier contracts.

        Other U.S. regulatory agencies also may seek to regulate aspects of the services provided by TruePosition and Skyhook. Further, to the extent TruePosition and Skyhook operate abroad, both businesses are subject to potential action by foreign regulatory agencies. TruePosition cannot anticipate how such additional regulation by the FCC, another U.S. Government agency, or any foreign regulator will affect its businesses.

The success of TruePosition and Skyhook depends on the integrity of their systems and infrastructures.

        TruePosition and Skyhook rely on their enterprise resource planning systems to support such critical business operations as processing sales orders and invoicing, purchasing and supply chain management, human resources and financial reporting. Portions of TruePosition's or Skyhook's IT infrastructure may experience interruptions of service or produce errors in connection with systemic failures, systems integration or migration work that takes place from time to time. TruePosition and Skyhook may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time consuming, disruptive and resource-intensive. If TruePosition and Skyhook are unable to successfully implement major systems initiatives and maintain critical information systems, they could encounter difficulties that could have a material adverse impact on TruePosition's business.

        Furthermore, the businesses of TruePosition and Skyhook depend on delivering products and services to customers of consistently high quality and reliability. If the services offered by TruePosition or Skyhook were to fail or not to perform as expected, their services could be rendered ineffective, and any significant or systemic service failure could also result in a loss of customer confidence, as well as reputational damage, resulting in a material adverse impact on TruePosition's business.

Privacy concerns relating to the technology of TruePosition and Skyhook could damage their reputations and deter current and potential users from using their products and applications.

        Concerns about the practices of TruePosition and Skyhook with regard to the collection, use, disclosure, or security of personal information, user location information or other privacy related matters, even if unfounded, could damage their reputations and operating results. While TruePosition and Skyhook strive to comply with all applicable data protection laws and regulations, as well as their own posted privacy policies, any failure or perceived failure to comply may result in proceedings or actions against TruePosition or Skyhook by government entities or others, or could cause them to lose users and customers, which could potentially have an adverse effect on TruePosition's business.

        Regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection. In addition, the interpretation and application of consumer and data protection laws in the U.S., Europe and elsewhere are often uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with the data practices of TruePosition and Skyhook. If so, in addition to the possibility of fines, this could result in an order requiring changes in the data practices of TruePosition and Skyhook, which could have an adverse effect on the business and results of operations of TruePosition. Complying with these various laws could result in the incurrence of substantial costs or require changes to business practices in a manner adverse to the business of TruePosition and Skyhook. See "—Changes to the regulatory environment in which TruePosition or Skyhook's customers operate may negatively impact their business."

Security breaches and other disruptions, including as a result of cyber attacks, could compromise the information collected and stored by TruePosition and Skyhook and expose them to liability, which would cause business and reputational damage.

        In the ordinary course of their respective businesses, each of TruePosition and Skyhook collect and store sensitive data, including intellectual property, their proprietary business information and that of their customers and suppliers, and potentially personally identifiable information of their users and employees, in their facilities and on their networks. The secure processing, maintenance and transmission of this information is important to their operations. Despite security measures in place at TruePosition and Skyhook, their information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error or other disruptions. Any such breach could compromise their networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, disruption of operations, reputational damage, and cause a loss of confidence, which could adversely affect TruePosition's business and revenues.

Actions taken by TruePosition and Skyhook to adequately protect their respective intellectual property rights, such as litigation to defend against alleged infringement of intellectual property rights or to enforce their intellectual property rights, could result in substantial costs, and their ability to compete could be harmed if they fail to take such actions or are unsuccessful in doing so.

        TruePosition and Skyhook rely primarily on a combination of patents, trademarks, trade secrets, employee and third-party nondisclosure agreements, licensing arrangements and other methods to protect their intellectual property in the United States and internationally. TruePosition and Skyhook have numerous patents issued, allowed and pending in the United States and/or in foreign jurisdictions which primarily relate to products and the technology used in connection with the products and services offered by TruePosition and Skyhook. TruePosition and Skyhook cannot be certain that the steps they have taken, or may take in the future, will prevent the misappropriation or unauthorized use of their proprietary information and technologies, particularly in foreign countries where international treaties, organizations and foreign laws may not protect their proprietary intellectual property rights as fully or as readily as United States laws or where the enforcement of such laws may be lacking or ineffective. Any pending patent applications and any future applications may not be approved, and any issued patents may not provide TruePosition or Skyhook with competitive advantages or may be challenged, invalidated, infringed, circumvented or misappropriated by third parties. Other companies, including some of TruePosition's and Skyhook's largest competitors, hold intellectual property rights in its industry and the intellectual property rights of others could inhibit TruePosition's and Skyhook's ability to introduce new products and services unless it secures necessary licenses on commercially reasonable terms. Furthermore, as the number of issued patents increases and as competition intensifies, the volume of intellectual property infringement claims and lawsuits may also increase. TruePosition and Skyhook may in the future become involved in lawsuits or other legal proceedings alleging patent infringement or other intellectual property rights violations by TruePosition or Skyhook or parties that they have agreed to indemnify for certain claims of infringement. Third parties may also claim that employees of TruePosition or Skyhook have misappropriated or divulged their former employers' trade secrets or confidential information. An unfavorable ruling in any such intellectual property related litigation could include significant damages, invalidation of a patent or family of patents, indemnification of customers, payment of lost profits, or, when it has been sought, injunctive relief.

        In addition, TruePosition and Skyhook have been required and may be required in the future to initiate litigation in order to assert claims of infringement of their intellectual property, enforce patents issued or licensed to them, protect their trade secrets or know-how or to determine the scope and/or validity of a third party's patent or other proprietary rights. TruePosition and Skyhook also have been and may in the future be subject to lawsuits by third parties seeking to enforce their own intellectual property rights. Any such litigation, regardless of outcome, could subject TruePosition or Skyhook to significant costs or liabilities or require them to cease using proprietary third party technology and, consequently, could have a material adverse effect on the results of operations and financial condition of TruePosition. Any such litigation could also result in rulings impacting the validity or enforceability of TruePosition's or Skyhook's patents, which could result in new or increased competition that could have a material adverse effect on TruePosition's results of operations and financial condition. For example, Skyhook is currently involved in litigation with Google, in which Skyhook is alleging the infringement by Google of nine of Skyhook's patents involving location technology. See "Description of Our Business—Legal Proceedings—TruePosition." An unfavorable result in this litigation could adversely impact the competitive value of these nine Skyhook patents. If infringement claims are made against TruePosition or Skyhook or their products are found to infringe a third parties' patent or intellectual property, TruePosition, Skyhook or one of their indemnitees may have to seek a license to the third parties' patent or other intellectual property rights. However, TruePosition and Skyhook may not be able to obtain licenses at all or on terms acceptable to them particularly from their competitors. If they or one of their indemnitees is unable to obtain a license from a third party for technology that TruePosition or Skyhook use or that is used in one of their products, TruePosition or Skyhook could be subject to substantial liabilities or have to suspend or discontinue the manufacture and sale of one or more of their products. They may also have to make royalty or other payments, cross license their technology or make payments pursuant to third party indemnitees. See "Description of Our Business—Legal Proceedings—TruePosition" for additional information about pending litigation and indemnification claims.

        In addition, TruePosition maintains as its trade secrets certain data compilations and other information. Breach of one or more of these trade secrets could have a material adverse effect on TruePosition's results of operations and financial condition.

Factors Relating to the Spin-Off

The Spin-Off could result in a significant tax liability to Liberty and its stockholders.

        It is a condition to the Spin-Off that Liberty receive the opinion of Skadden Arps, in form and substance reasonably acceptable to Liberty, to the effect that, for U.S. federal income tax purposes, the Spin-Off will qualify as a tax-free transaction to Liberty and its stockholders under Section 355, Section 368(a)(1)(D) and related provisions of the Code (except with respect to the receipt of cash in lieu of fractional shares). The receipt of the opinion of Skadden Arps may not be waived by the Liberty board of directors.

        The opinion of Skadden Arps will be based upon certain assumptions, as well as statements, representations and certain undertakings made by officers of Liberty and Broadband and John C. Malone. These assumptions, statements, representations and undertakings are expected to relate to, among other things, Liberty's business reasons for engaging in the Spin-Off, the conduct of certain business activities by Liberty and Broadband, and the current plans and intentions of Liberty and Broadband to continue conducting those business activities and not to materially modify their ownership or capital structure following the Spin-Off. If any of those statements, representations or assumptions is incorrect or untrue in any material respect or any of those undertakings is not complied with, or if the facts upon which the opinion is based are materially different from the facts that prevail at the time of the Spin-Off, the conclusions reached in such opinion could be adversely affected.

        Stockholders should note that Liberty does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the Spin-Off. The opinion of Skadden Arps will not be binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the conclusions reached in the opinion or that a court would not sustain such a challenge.

        Even if the Spin-Off otherwise qualifies under Section 355, Section 368(a)(1)(D) and related provisions of the Code, the Spin-Off would result in a significant U.S. federal income tax liability to Liberty (but not to Liberty stockholders) under Section 355(e) of the Code if one or more persons acquire, directly or indirectly, a 50-percent or greater interest (measured by vote or value) in the stock of Liberty or in the stock of Broadband (excluding, for this purpose, the acquisition of Broadband common stock by Liberty stockholders in the Spin-Off) as part of a plan or series of related transactions that includes the Spin-Off. Current tax law generally creates a presumption that any acquisition of the stock of Liberty or Broadband within two years before or after the Spin-Off is part of a plan that includes the Spin-Off, although the parties may be able to rebut that presumption under certain circumstances. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature and subject to a comprehensive analysis of the facts and circumstances of the particular case. Notwithstanding the opinion of Skadden Arps described above, Liberty or Broadband might inadvertently cause or permit a prohibited change in ownership of Liberty or Broadband, thereby triggering tax liability to Liberty, which could have a material adverse effect.

        If it is subsequently determined, for whatever reason, that the Spin-Off does not qualify for tax-free treatment, Liberty and/or its stockholders could incur significant tax liabilities determined in the manner described in "Material U.S. Federal Income Tax Consequences of the Transaction." As described further under "Certain Relationships and Related Party Transactions—Relationships between Broadband and Liberty—Tax Sharing Agreement," in certain circumstances, Broadband will be required to indemnify Liberty, its subsidiaries, and certain related persons for taxes and losses resulting from the Spin-Off

        For a more complete discussion of the opinion of Skadden Arps and the material U.S. federal income tax consequences of the Spin-Off to Liberty and its stockholders, please see "Material U.S. Federal Income Tax Consequences of the Transaction."

We may have a significant indemnity obligation to Liberty, which is not limited in amount or subject to any cap, if the Spin-Off is treated as a taxable transaction.

        Pursuant to the tax sharing agreement that we will enter into with Liberty in connection with the Spin-Off (the tax sharing agreement), subject to certain limited exceptions, we will be required to indemnify Liberty, its subsidiaries, and certain related persons for taxes and losses resulting from the failure of the Spin-Off to qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code to the extent that such taxes and losses (i) result primarily from, individually or in the aggregate, the breach of certain covenants made by Broadband (applicable to actions or failures to act by Broadband and its subsidiaries following the completion of the Spin-Off), or (ii) result from the application of Section 355(e) of the Code to the Spin-Off as a result of the treatment of the Spin-Off as part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, a 50-percent or greater interest (measured by either vote or value) in the stock of Broadband or any successor corporation.

        Our indemnification obligations to Liberty, its subsidiaries and certain related persons will not be limited in amount or subject to any cap. If we are required to indemnify Liberty, its subsidiaries or such related persons under the circumstances set forth in the tax sharing agreement, we may be subject to substantial liabilities, which could materially adversely affect our financial position.

        For a more detailed discussion of the terms of the tax sharing agreement, please see "Certain Relationships and Related Party Transactions—Relationships between Broadband and Liberty—Tax Sharing Agreement."

We may determine to forgo certain transactions in order to avoid the risk of incurring significant tax-related liabilities.

        Under the tax sharing agreement, we will covenant not to take any action, or fail to take any action, following the Spin-Off, which action or failure to act is inconsistent with the Spin-Off qualifying for tax-free treatment under Section 355, Section 368(a)(1)(D) and related provisions of the Code. Further, the tax sharing agreement will require that we generally indemnify Liberty for any taxes or losses incurred by Liberty (or its subsidiaries) resulting from breaches of such covenants or resulting from the application of Section 355(e) of the Code to the Spin-Off as a result of the treatment of the Spin-Off as part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, a 50-percent or greater interest (measured by either vote or value) in our stock. As a result, we might determine to forgo certain transactions that might have otherwise been advantageous in order to preserve the tax-free treatment of the Spin-Off.

        In particular, we might determine to continue to operate certain of our business operations for the foreseeable future even if a sale or discontinuance of such business might have otherwise been advantageous. Moreover, in light of the requirements of Section 355(e) of the Code, we might determine to forgo certain transactions, including share repurchases, stock issuances, certain asset dispositions and other strategic transactions, for some period of time following the Spin-Off. In addition, our indemnity obligation under the tax sharing agreement might discourage, delay or prevent our entering into a change of control transaction for some period of time following the Spin-Off.

We may incur material costs as a result of our separation from Liberty.

        We will incur costs and expenses not previously incurred as a result of our separation from Liberty. These increased costs and expenses may arise from various factors, including financial reporting, costs associated with complying with the federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002), tax administration and human resources related functions. Although Liberty will continue to provide many of these services for us under the services agreement, we cannot assure you that the services agreement will continue or that these costs will not be material to our business.

Prior to the Spin-Off, we will not have been an independent company and we may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company.

        Prior to the Spin-Off, our business was operated by Liberty as part of its broader corporate organization, rather than as an independent company. Liberty's senior management oversaw the strategic direction of our businesses and Liberty performed various corporate functions for us, including, but not limited to:

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  selected human resources related functions;

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  tax administration;

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  selected legal functions (including compliance with the Sarbanes-Oxley Act of 2002), as well as external reporting;

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  treasury administration, investor relations, internal audit and insurance functions; and

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  selected information technology and telecommunications services.

        Following the Spin-Off, neither Liberty nor any of its affiliates will have any obligation to provide these functions to us other than those services that will be provided by Liberty pursuant to the services agreement between us and Liberty. If, once our services agreement terminates, we do not have in place our own systems and business functions, we do not have agreements with other providers of these services or we are not able to make these changes cost effectively, we may not be able to operate our business effectively and our profitability may decline. If Liberty does not continue to perform effectively the services that are called for under its services agreement with us, we may not be able to operate our business effectively after the Spin-Off.

We may not realize the potential benefits from the Spin-Off in the near term or at all.

        In this prospectus, we have described anticipated strategic and financial benefits we expect to realize as a result of our separation from Liberty. See "The Spin-Off—Reasons for the Spin-Off." In particular, we believe that the Spin-Off will better position us to take advantage of business opportunities, strategic alliances and other acquisitions through Broadband's enhanced acquisition currency, as well as facilitate a potential combination of Broadband and Charter. We also expect the Spin-Off to enable Broadband to provide its employees with more attractive equity incentive awards. However, no assurance can be given that the market will react favorably to the Spin-Off or that the current discount applied by the market to the Liberty common stock will not be applied to Broadband's common stock, thereby causing Broadband's equity to not be as attractive to its employees as well as any potential acquisition counterparties. In addition, no assurance can be given that any investment, acquisition or other strategic opportunities will become available following the Spin-Off on terms that Broadband finds favorable or at all, nor can any assurance be given that a combination of Broadband and Charter will ever occur. Given the added costs associated with the completion of the Spin-Off, including the separate accounting, legal and other compliance costs of being a separate public company, our failure to realize the anticipated benefits of the Spin-Off in the near term or at all could adversely affect our company.

Our company has overlapping directors and officers with Liberty, Liberty Interactive and Liberty TripAdvisor Holdings, Inc., which may lead to conflicting interests.

        As a result of the Spin-Off, the September 2011 separation of Starz from Liberty and the January 2013 spin-off of Liberty from Starz, most of the executive officers of Broadband also serve as executive officers of Liberty, Liberty Interactive and Liberty TripAdvisor Holdings, Inc. (TripCo) and there are overlapping directors. None of these companies has any ownership interest in any of the others. Our executive officers and members of our company's board of directors have fiduciary duties to our stockholders. Likewise, any such persons who serve in similar capacities at Liberty, Liberty Interactive, TripCo or any other public company have fiduciary duties to that company's stockholders. For example, there may be the potential for a conflict of interest when our company, Liberty, Liberty Interactive or TripCo pursues acquisitions and other business opportunities that may be suitable for each of them. Therefore, such persons may have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting more than one of the companies to which they owe fiduciary duties. Our company has renounced its rights to certain business opportunities and our restated certificate of incorporation will provide that no director or officer of our company will breach their fiduciary duty and therefore be liable to our company or its stockholders by reason of the fact that any such individual directs a corporate opportunity to another person or entity (including Liberty, Liberty Interactive and TripCo) instead of our company, or does not refer or communicate information regarding such corporate opportunity to our company, unless (x) such opportunity was expressly offered to such person solely in his or her capacity as a director or officer of our company or as a director or officer of any of our subsidiaries, and (y) such opportunity relates to a line of business in which our company or any of its subsidiaries is then directly engaged. In addition, any potential conflict that qualifies as a "related party transaction" (as defined in Item 404 of Regulation S-K) is subject to review by an independent committee of the applicable issuer's board of directors in accordance with its corporate governance guidelines. Any other potential conflicts that arise will be addressed on a case-by-case basis, keeping in mind the applicable fiduciary duties owed by the executive officers and directors of each issuer. From time to time, we may enter into transactions with Liberty or Liberty Interactive and/or their respective subsidiaries or other affiliates. There can be no assurance that the terms of any such transactions will be as favorable to our company, Liberty, Liberty Interactive or any of their respective subsidiaries or affiliates as would be the case where there is no overlapping officer or director.

Our inter-company agreements are being negotiated while we are a subsidiary of Liberty.

        We are entering into a number of inter-company agreements covering matters such as tax sharing and our responsibility for certain liabilities previously undertaken by Liberty for certain of our businesses. In addition, we are entering into a services agreement with Liberty pursuant to which it will provide to us certain management, administrative, financial, treasury, accounting, tax, legal and other services, for which we will reimburse them on a fixed fee basis. The terms of all of these agreements are being established while we are a wholly-owned subsidiary of Liberty, and hence may not be the result of arms' length negotiations. We believe that the terms of these inter-company agreements are commercially reasonable and fair to all parties under the circumstances; however, conflicts could arise in the interpretation or any extension or renegotiation of the foregoing agreements after the Spin-Off. See "Certain Relationships and Related Party Transactions."

Liberty's board of directors may abandon the Spin-Off at any time, and its board of directors may determine to amend the terms of any agreement we enter into relating to the Spin-Off.

        No assurance can be given that the Spin-Off will occur, or if it occurs that it will occur on the terms described in this prospectus. In addition to the conditions to the Spin-Off described herein (certain of which may be waived by the Liberty board of directors in its sole discretion), the Liberty board of directors may abandon the Spin-Off at any time prior to the distribution date for any reason or for no reason. In addition, the agreements to be entered into by Broadband with Liberty in connection with the Spin-Off (including the reorganization agreement, the tax sharing agreement, the services agreement and the facilities sharing agreement) may be amended or modified prior to the distribution date in the sole discretion of Liberty. If any condition to the Spin-Off is waived or if any material amendments or modifications are made to the terms of the Spin-Off or to such ancillary agreements prior to the Spin-Off, Liberty intends to promptly issue a press release and file a Form 8-K informing the market of the substance of such waiver, amendment or modification.

Factors Relating to the Rights Offering

If we terminate the rights offering, neither we nor the subscription agent will have any obligation to you except to return your subscription payments.

        Following the distribution, we may terminate the rights offering for any reason prior to the expiration time. However, you may not revoke any exercise of your Series C Rights. If we terminate the rights offering, neither we nor the subscription agent will have any obligation to you with respect to the Series C Rights, except to return your subscription payments, without interest or deduction. In addition, if you purchase Series C Rights on the public market and we later terminate the rights offering, you will lose the purchase price you paid for your Series C Rights.

The subscription price may not reflect the value of our company.

        Our board of directors determined that the subscription price will represent a discount of 20% to the 20-trading day volume weighted average trading price of our Series C common stock beginning on the first day on which our Series C common stock begins trading "regular way" on the Nasdaq Global Select Market following the distribution (the 20 day VWAP). The subscription price does not necessarily bear any relationship to the book value of our assets, historic or future cash flows, financial condition, recent or historic stock prices or any other established criteria for valuation, and you should not consider the subscription price as any indication of the value of our company.

Stockholders who do not exercise their Series C Rights will experience dilution.

        The Series C Rights will permit rightsholders to acquire an aggregate number of our Series C shares equal to one-fifth of the aggregate number of shares of our Series A common stock, Series B common stock and Series C common stock, that will be outstanding immediately following the distribution, at a 20% discount to the 20 day VWAP. If you do not exercise your basic subscription privilege in full and the rights offering is fully subscribed and completed, you will experience material dilution in your proportionate interest in the equity ownership of our company. If you do not exercise or sell your Series C Rights, you will relinquish any value inherent in the Series C Rights.

Factors Relating to our Common Stock and the Securities Market

We cannot be certain that an active trading market will develop or be sustained after the Spin-Off, and following the Spin-Off, our stock price may fluctuate significantly.

        There can be no assurance that an active trading market will develop or be sustained for our common stock after the Spin-Off. We cannot predict the prices at which either series of our common stock may trade after the Spin-Off, the effect of the Spin-Off on the trading prices of the Liberty common stock or whether the market value of the shares of a series of our common stock and the shares of the same series of the Liberty common stock held by a stockholder after the Spin-Off will be less than, equal to or greater than the market value of a share of the corresponding series of Liberty common stock held by such stockholder prior to the Spin-Off.

        The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

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  actual or anticipated fluctuations in our operating results;

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  changes in earnings estimated by securities analysts or our ability to meet those estimates;

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  the operating and stock price performance of comparable companies; and

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  domestic and foreign economic conditions.

        The fair value of Liberty's investment in Charter, on an as-converted basis, was approximately $4.5 billion as of March 31, 2014, which represents only 1/4 of the total market value of Liberty's common stock, as a whole, but will represent almost all of our total market value following the Spin-Off. As a result of the Spin-Off, our stock price will move in tandem with the Charter stock price to a far greater degree than the Liberty common stock does today. Our stock price will be affected by the results of operations of Charter and developments in its business.

If, following the Spin-Off, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer.

        Section 404 of the Sarbanes-Oxley Act of 2002 requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries' internal control over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures; our management will be required to assess and issue a report concerning our internal control over financial reporting; and our independent auditors will be required to issue an opinion on management's assessment of those matters. Our compliance with Section 404 of the Sarbanes-Oxley Act will first be tested in connection with the filing of our Annual Report on Form 10-K for the fiscal year ending December 31, 201[5]. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our stock price may suffer. In addition, our internal controls must necessarily rely in part upon the adequacy of Charter's internal controls. However, because we do not control the day-to-day business management practices of Charter, we cannot control, or require Charter to change, its internal controls. See "Risk Factors—Factors Relating to Our Corporate History and Structure—We rely on Charter to provide us with the financial information that we use in accounting for our ownership interest in Charter as well as information regarding Charter that we include in our public filings."

It may be difficult for a third party to acquire us, even if doing so may be beneficial to our stockholders.

        Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company that a stockholder may consider favorable. These provisions include the following:

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  authorizing a capital structure with multiple series of common stock: a Series B that entitles the holders to ten votes per share, a Series A that entitles the holders to one vote per share and a Series C that, except as otherwise required by applicable law, entitles the holders to no voting rights;

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  authorizing the issuance of "blank check" preferred stock, which could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

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  classifying our board of directors with staggered three-year terms, which may lengthen the time required to gain control of our board of directors;

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  limiting who may call special meetings of stockholders;

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  prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of the stockholders;

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  establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

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  requiring stockholder approval by holders of at least 80% of our voting power or the approval by at least 75% of our board of directors with respect to certain extraordinary matters, such as a merger or consolidation of our company, a sale of all or substantially all of our assets or an amendment to our certificate of incorporation; and

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  the existence of authorized and unissued stock which would allow our board of directors to issue shares to persons friendly to current management, thereby protecting the continuity of its management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us.

After the Spin-Off, we may be controlled by one principal stockholder.

        John C. Malone currently beneficially owns shares of Liberty common stock representing approximately 47.2% of the aggregate voting power of the outstanding shares of Liberty common stock as of August 31, 2014. Following the consummation of the Spin-Off, Mr. Malone is expected to beneficially own shares of our common stock representing approximately 47.2% of our voting power, based upon the one-for-four distribution ratio in the Spin-Off and his beneficial ownership of LMCA, LMCB and LMCK as of August 31, 2014 (as reflected under "Security Ownership of Certain Beneficial Owners—Security Ownership of Management" below). Mr. Malone's rights to vote or dispose of his equity interest in Broadband will not be subject to any restrictions in favor of Broadband other than as may be required by applicable law and except for customary transfer restrictions pursuant to incentive award agreements.

Holders of a single series of our common stock may not have any remedies if an action by our directors has an adverse effect on only that series of our common stock.

        Principles of Delaware law and the provisions of our certificate of incorporation may protect decisions of our board of directors that have a disparate impact upon holders of any single series of our common stock. Under Delaware law, the board of directors has a duty to act with due care and in the best interests of all of our stockholders, including the holders of all series of our common stock. Principles of Delaware law established in cases involving differing treatment of multiple classes or series of stock provide that a board of directors owes an equal duty to all common stockholders regardless of class or series and does not have separate or additional duties to any group of stockholders. As a result, in some circumstances, our directors may be required to make a decision that is viewed as adverse to the holders of one series of our common stock. Under the principles of Delaware law and the business judgment rule, holders may not be able to successfully challenge decisions that they believe have a disparate impact upon the holders of one series of our stock if our board of directors is disinterested and independent with respect to the action taken, is adequately informed with respect to the action taken and acts in good faith and in the honest belief that the board is acting in the best interest of all of our stockholders.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

        Certain statements in this prospectus and in the documents incorporated by reference herein constitute forward-looking statements, including certain statements relating to the business strategies, market potential and future financial performance of our company and our subsidiaries, and other matters. In particular, information included under "The Spin-Off," "The Rights Offering," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of our Business" and "Financial Statements" contain forward-looking statements. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but such statements necessarily involve risks and uncertainties and there can be no assurance that the expectation or belief will result or be achieved or accomplished. In addition to the risk factors described herein under the headings "Risk Factors," the following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

  •
  Charter's ability to sustain and grow revenues and cash flow from operations by offering video, Internet, voice, advertising and other services to residential and commercial customers, to adequately meet the customer experience demands in its markets and to maintain and grow its customer base, particularly in the face of increasingly aggressive competition, the need for innovation and the related capital expenditures and the difficult economic conditions in the United States;

  •
  the impact of competition from other market participants, including but not limited to incumbent telephone companies, direct broadcast satellite operators, wireless broadband and telephone providers, DSL providers, and video provided over the Internet;

  •
  general business conditions, economic uncertainty or downturn, high unemployment levels and the level of activity in the housing sector;

  •
  Charter's ability to obtain programming at reasonable prices or to raise prices to offset, in whole or in part, the effects of higher programming costs (including retransmission consents);

  •
  the development and deployment of new products and technologies, including in connection with Charter's plan to make its systems all-digital in 2014;

  •
  failure to protect the security of personal information about the customers of our operating subsidiary and equity affiliate, subjecting us to costly government enforcement actions or private litigation and reputational damage;

  •
  changes in, or failure or inability to comply with, government regulations, including, without limitation, regulations of the FCC, and adverse outcomes from regulatory proceedings;

  •
  the effects of governmental regulation on our business or potential business combination transactions;

  •
  the ability of suppliers and vendors to deliver products, equipment, software and services;

  •
  the outcome of any pending or threatened litigation;

  •
  availability of qualified personnel;

  •
  changes in the nature of key strategic relationships with partners, vendors and joint venturers;

  •
  the availability and access, in general, of funds to meet debt obligations prior to or when they become due and to fund operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

  •
  the ability of Charter and our company to comply with all covenants in our respective debt instruments, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross-default provisions;

  •
  the ability to successfully integrate and recognize anticipated efficiencies and benefits from the acquisitions;

  •
  the ultimate outcome of any possible transaction between Charter and Comcast and/or TWC including the possibility that Charter will not pursue any transaction; and if a transaction were to occur, the ultimate outcome and results of integrating the operations, the ultimate outcome of Charter's pricing and packaging and operating strategy applied to the acquired systems and the ultimate ability to realize synergies;

  •
  our ability to successfully complete the rights offering or otherwise monetize certain of our assets; and

  •
  our ability to successfully deploy the use of proceeds from the rights offering, including the availability of investment opportunities.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this prospectus, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein or therein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except as required by applicable federal securities laws. When considering such forward-looking statements, you should keep in mind the factors described in "Risk Factors" and other cautionary statements contained or incorporated in this document. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

 THE SPIN-OFF

Background for the Spin-Off

        Our company is currently a wholly-owned subsidiary of Liberty. Following the Spin-Off, our principal businesses, assets and liabilities will initially consist of Liberty's 26% ownership interest and certain warrants to purchase additional shares of Charter, Liberty's 100% ownership interest in TruePosition, a minority equity investment in TWC, certain deferred tax liabilities, liabilities related to a TWC call option and $320 million in indebtedness (with an additional $80 million available to be drawn). To accomplish the Spin-Off, Liberty will effect the distribution, whereby holders of LMCA, LMCB and LMCK will receive, by means of a dividend, shares of our Series A common stock, Series B common stock and Series C common stock, respectively, and subscription rights to purchase shares of our Series C common stock. Following the Spin-Off, Liberty will cease to own any equity interest in our company, and we will be an independent publicly traded company. No vote of Liberty's stockholders is required or being sought in connection with the Spin-Off, and holders of Liberty common stock will have no appraisal rights in connection with the Spin-Off.

        The businesses and assets that remain at Liberty following the Spin-Off will consist of the remainder of its businesses and assets not included in the distribution, including Liberty's subsidiaries Sirius XM and ANLBC and its interest in Live Nation.

Reasons for the Spin-Off

        The board of directors of Liberty periodically reviews with management the strategic goals and prospects of its various businesses, equity affiliates and other investments. As a result of a review undertaken earlier this year, the Liberty board authorized management to pursue a plan to implement a new tracking stock structure at Liberty, pursuant to which Liberty's investment in Charter and its subsidiary TruePosition, among other assets and liabilities, would be attributed to a new tracking stock group to be named the Broadband Group. The purpose for the tracking stock was to provide Liberty with greater operational and financial flexibility in executing its business strategies, by permitting it to bring greater clarity with respect to its businesses and assets and thereby allow the stock of each group to trade more in line with the fundamentals of the more focused businesses and assets attributed to each of its tracking stock groups. Liberty also believed that implementing a tracking stock structure would provide the company with stronger acquisition currencies in its new tracking stocks and the ability to issue more tailored equity incentives to its management and employees.

        However, during the time that management was evaluating the creation of the tracking stocks as directed by the Liberty board, a number of significant agreements were reached between some of the largest broadband distributors in the United States, including Charter. In the first quarter of 2014, Comcast and TWC announced the execution of a merger agreement, and then, in the second quarter of 2014, Charter and Comcast announced the Comcast Transactions. Although these transactions are subject to a number of conditions, including regulatory clearance, the Liberty board believes that, assuming they are completed as currently contemplated, the broadband distribution landscape in the United States will change dramatically. For example, as described above under "Summary—Recent Developments," Charter would become the 2nd largest cable operator, in terms of subscribers, in the U.S.

        Following these developments, the Liberty board determined that its business objectives in reducing the complexity discount associated with the Liberty common stock, and thereby creating more efficiently priced acquisition currencies and more effectively tailored equity incentives for its management and employees, would be better achieved through the Spin-Off, as opposed to the earlier contemplated tracking stock structure. Further, the Liberty board determined that the Spin-Off would allow Broadband to raise capital through the rights offering on more attractive terms than Liberty would be able to in the absence of the Spin-Off and that the Spin-Off, in avoiding uncertainties which may arise with a tracking stock structure, would better facilitate both a potential combination of Broadband with Charter and also of Liberty with Sirius XM. TruePosition, as an operating company, has been included in the businesses and assets of Broadband in order to support the tax-free treatment of the Spin-Off to Liberty and to holders of Liberty common stock under applicable tax rules.

        Among the factors considered by the Liberty board in arriving at its determination were the following:

  •
  The Spin-Off is expected to cause the historic trading discount applied to the Liberty common stock to be reduced, because separating Broadband will result in greater focus and attention by the investment community on the Broadband Assets and Liabilities and better highlight the discount at which the Liberty common stock historically has traded relative to its underlying asset composition. An increase in the aggregate trading prices associated with the Liberty common stock and the Broadband common stock would enhance the ability of each of Liberty and Broadband to issue its equity for purposes of making strategic acquisitions with less dilution to each company's respective stockholder base (including in any potential future combination of Liberty with Sirius XM and/or any potential future combination of Broadband with Charter).

  •
  The Spin-Off is expected to increase the likelihood that a potential agreement could be reached with respect to a combination of Liberty and Sirius XM because purported complications regarding the valuation of the Broadband Assets and Liabilities will be avoided. Further, Liberty believes that the Sirius XM shareholders would find an investment in a pure-play company more attractive than an investment in a diversified media company that holds Liberty's current assets.

  •
  The Spin-Off could facilitate a potential combination of Broadband and Charter should one be pursued.

  •
  The Spin-Off is expected to enhance the ability of Liberty and Broadband to retain and attract qualified personnel by enabling each company to grant equity incentive awards based on its own publicly traded equity with less dilution to its stockholders (as a result of the reduction in the discount associated with its equity), and will further enable each company to provide improved incentives to the management, employees and future hires of each company that will better and more directly align the incentives for each company's management and employees with their performance.

  •
  The Spin-Off is expected to allow Broadband to raise capital on more attractive terms than would be available in the absence of the Spin-Off. Because it is anticipated that the Broadband common stock will trade with less discount than the Liberty common stock (or any Broadband tracking stock would have traded), the Spin-Off is expected to raise additional proceeds for Broadband through the rights offering than would be possible if the Spin-Off was not completed.

        The Liberty board also considered a number of costs and risks associated with the Spin-Off in approving the Spin-Off, including the following:

  •
  After the Spin-Off, the Liberty common stock and the Broadband common stock will have smaller market capitalizations than the current market capitalization of the Liberty common stock, and their stock prices may be more volatile than the Liberty common stock price prior to the Spin-Off. The board also considered the possibility that the combined market values of the separate stocks may be lower than the market value of the Liberty common stock prior to the Spin-Off.

  •
  The risk of being unable to achieve the benefits expected from the Spin-Off.

  •
  The leverage to be incurred by Broadband as a result of obtaining the proceeds of the Margin Loan, a substantial portion of which will be distributed to Liberty by Broadband as part of the internal restructuring.

  •
  The loss of synergies from operating as one company, particularly in administrative and support functions.

  •
  The potential disruption of the businesses of Liberty, as its management and employees devote time and resources to completing the Spin-Off.

  •
  The substantial costs of effecting the Spin-Off and continued compliance with legal and other requirements applicable to two separate public reporting companies.

  •
  The potential tax liabilities that could arise from the Spin-Off, including the possibility that the IRS could successfully assert that the Spin-Off is taxable to holders of Liberty common stock and/or to Liberty. In the event such tax liabilities were to arise, Broadband's potential indemnity obligation to Liberty is not subject to a cap.

        Liberty's board evaluated the costs and benefits of the transaction as a whole and did not find it necessary to assign relative weights to the specific factors considered. Liberty's board concluded, however, that the potential benefits of the Spin-Off outweighed its potential costs, and that separating our company from Liberty in the form of a distribution to Liberty's stockholders that is generally tax-free is appropriate, advisable and in the best interests of Liberty and its stockholders.

Interests of Certain Persons

        In connection with the Spin-Off, the executive officers and directors of Liberty will receive adjustments to their stock incentive awards with respect to Liberty common stock and stock incentive awards with respect to Broadband common stock. See "—Effect of the Spin-Off on Outstanding Liberty Incentive Awards" below for more information.

        Certain current executive officers of Liberty will also serve as executive officers of Broadband immediately following the Spin-Off. See "Risk Factors—Factors Relating to the Spin-Off—Our company has overlapping management with Liberty and Liberty Interactive, which may lead to conflicting interests." Furthermore the executive officers of Liberty and Broadband are entitled to indemnification with respect to actions taken by them in connection with the Spin-Off under the organizational documents of Liberty and Broadband, as well as customary indemnification agreements to which Liberty and Broadband, on the one hand, and these persons, on the other hand, are parties.

        As of August 31, 2014, Liberty's executive officers and directors beneficially owned shares of Liberty common stock representing in the aggregate approximately 49.1% of the aggregate voting power of the outstanding shares of Liberty common stock.

        The Liberty board was aware of these interests and considered them when it approved the Spin-Off.

Conditions to the Spin-Off

        Liberty's board of directors has reserved the right, in its sole discretion, to amend, modify, delay or abandon the Spin-Off and the related transactions at any time prior to the distribution date. In addition, the completion of the Spin-Off and related transactions are subject to the satisfaction (as determined by the Liberty board of directors in its sole discretion) of the following conditions, certain of which may be waived by the Liberty board of directors in its sole discretion:

  (1)
  the receipt of the opinion of Skadden Arps, in form and substance reasonably acceptable to Liberty, to the effect that the Spin-Off will qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code and that, for U.S. federal income tax purposes, (i) no gain or loss will be recognized by Liberty upon the distribution of our common stock and Series C Rights in the Spin-Off, and (ii) no gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty common stock upon the receipt of shares of our common stock and Series C Rights in the Spin-Off (except with respect to the receipt of cash in lieu of fractional shares of our common stock);

  (2)
  the effectiveness under the Securities Act of the Broadband registration statement, of which this prospectus forms a part, and the effectiveness of the registration of the Broadband common stock under Section 12 of the Exchange Act;

  (3)
  the approval of Nasdaq for the listing of our Series A common stock and Series C common stock;

  (4)
  the entry into margin loan arrangements by our company or one or more of our subsidiaries which would provide for borrowings up to an aggregate principal amount of $400 million; and

  (5)
  any material regulatory or contractual consents or approvals that the Liberty board determines to obtain shall have been obtained.

        The first, second and third conditions set forth above are non-waivable. The Liberty board may, however, waive the fourth and fifth conditions set forth above. In the event the Liberty board of directors waives a material condition to the Spin-Off, Liberty intends to promptly issue a press release and file a Current Report on Form 8-K to report such event.

Manner of Effecting the Spin-Off

        The Spin-Off is being effected as a dividend, pursuant to which Liberty will distribute to holders of its Liberty common stock:

  •
  (a) for each whole share of LMCA held on the record date, one-fourth of a share of our Series A common stock, and (b) one Series C Right for every five shares of our Series A common stock that the holder receives in the distribution;

  •
  (a) for each whole share of LMCB held on the record date, one-fourth of a share of our Series B common stock, and (b) one Series C Right for every five shares of our Series B common stock that the holder receives in the distribution; and

  •
  (a) for each whole share of LMCK held on the record date, one-fourth of a share of our Series C common stock, and (b) one Series C Right for every five shares of our Series C common stock that the holder receives in the distribution.

        Following the record date and prior to the distribution date, Liberty will deliver all of the issued and outstanding shares of our Series A common stock, Series B common stock, Series C common stock and the Series C Rights to the distribution agent. If you own Liberty common stock as of the close of business on the record date, the shares of Broadband common stock and Series C Rights that you are entitled to receive in the Spin-Off will be issued electronically in book-entry form, as of the distribution date, to you or to your bank or brokerage firm on your behalf, which we expect to occur within one (1) business day of the distribution date to allow the distribution agent to effect the distribution of shares and rights. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in the Spin-Off. Please note that if any holder of Liberty common stock sells shares of LMCA, LMCB or LMCK before the record date, so that such stockholder is not the record holder on the record date, the buyer of those shares, and not the seller, will become entitled to receive the shares of our common stock and our Series C Rights issuable in respect of the shares sold. If you are a holder of shares of Liberty common stock on the record date, you will be entitled to receive the shares of our common stock and our Series C Rights issuable in respect of those shares only if you hold them on both the record date and the distribution date. See "—Trading Prior to the Record Date" below for more information. If you are a record holder of Liberty common stock on the record date, Computershare will mail you a book-entry account statement that reflects your shares of Broadband common stock and Series C

Rights. If you are a beneficial owner of Liberty common stock (but not a record holder) on the record date, your bank or brokerage firm will credit your account with the shares of Broadband common stock and Series C Rights that you are entitled to receive.

        Stockholders of Liberty are not being asked to take any action in connection with the Spin-Off. No stockholder approval of the distribution is required or being sought. Neither Liberty nor our company is asking you for a proxy, and you are requested not to send us a proxy. You are not required to pay any consideration or give up any portion of your Liberty common stock to receive shares of our common stock and Series C Rights in the distribution.

Effect of the Spin-Off on Outstanding Liberty Awards

        Options to purchase shares of Liberty common stock, stock appreciation rights with respect to shares of Liberty common stock and restricted shares of Liberty common stock have been granted to various directors, officers and employees and consultants of Liberty and certain of its subsidiaries pursuant to the various stock incentive plans administered by the Liberty board of directors or the compensation committee thereof. Below is a description of the effect of the Spin-Off (but not the distribution of the Series C Rights or the rights offering) on these outstanding equity awards. For a description of the effect of the rights offering on these outstanding equity awards, see "The Rights Offering—Treatment of Stock Awards and Other Awards."

  Option Awards

        Each holder of an outstanding option to purchase shares of Liberty common stock on the record date (an original Liberty option award) will receive an option to purchase shares of the corresponding series of our common stock (a new Broadband option award) and an adjustment to the exercise price of and the number of shares subject to the original Liberty option award (as so adjusted, an adjusted Liberty option award). The exercise prices of and the number of shares subject to the new Broadband option award and the related adjusted Liberty option award will be determined based on the exercise price of and the number of shares subject to the original Liberty option award, the distribution ratio, the pre-Spin-Off trading price of Liberty common stock (determined using the volume weighted average price of the applicable series of Liberty common stock over the three-consecutive trading days immediately preceding the Spin-Off) and the relative post-Spin-Off trading prices of Liberty common stock and Broadband common stock (determined using the volume weighted average price of the applicable series of common stock over the three-consecutive trading days beginning on the first trading day following the Spin-Off on which both the Liberty common stock and the Broadband common stock trade in the "regular way" (meaning once the common stock trades using a standard settlement cycle)), such that the pre-Spin-Off intrinsic value of the original Liberty option award is allocated between the new Broadband option award and the adjusted Liberty option award.

        Except as described above, all other terms of an adjusted Liberty option award and a new Broadband option award (including, for example, the vesting terms thereof) will in all material respects, be the same as those of the corresponding original Liberty option award. The terms of the adjusted Liberty option awards will be determined and the new Broadband option awards will be granted as soon as practicable following the determination of the pre- and post-Spin-Off trading prices of Liberty common stock and Broadband common stock, as applicable.

  SAR Awards

        Each holder of an outstanding stock appreciation right with respect to shares of Liberty common stock on the record date (an original Liberty SAR) will receive a stock appreciation right with respect to shares of the corresponding series of our common stock (a new Broadband SAR) and an adjustment to the base price of and the number of shares subject to the original Liberty SAR (as so adjusted, an adjusted Liberty SAR). The base prices of and the number of shares subject to the new Broadband SAR and the related adjusted Liberty SAR will be determined based upon the base price of and the number of shares subject to the original Liberty SAR, the distribution ratio, the pre-Spin-Off trading price of Liberty common stock (determined as described above) and the relative post-Spin-Off trading prices of Liberty common stock and Broadband common stock (determined as described above), such that the pre-Spin-Off intrinsic value of the original Liberty SAR is allocated between the new Broadband SAR and the adjusted Liberty SAR.

        Except as described above, all other terms of an adjusted Liberty SAR and a new Broadband SAR (including, for example, the vesting terms thereof) will, in all material respects, be the same as those of the corresponding original Liberty SAR. The terms of the adjusted Liberty SAR will be determined and the new Broadband SAR will be granted as soon as practicable following the determination of the pre-and post-Spin-Off trading prices of Liberty common stock and Broadband common stock, as applicable.

  Restricted Stock Awards

        Each holder of a restricted stock award with respect to shares of Liberty common stock (an original Liberty restricted stock award) will receive in the distribution one restricted share of the corresponding series of Broadband common stock (a new Broadband restricted stock award) for every four restricted shares of Liberty common stock held by them as of the record date for the distribution. Except as described above, all new Broadband restricted stock awards (including, for example, the vesting terms thereof) will, in all material respects, be the same as those of the corresponding original Liberty restricted stock award.

  Transitional Plan

        All of the new Broadband option awards, new Broadband SARs and new Broadband restricted stock awards will be issued pursuant to the Liberty Broadband Corporation Transitional Stock Adjustment Plan (the transitional plan), a copy of which will be filed as an exhibit to the Registration Statement on Form S-1 of which this prospectus forms a part. The transitional plan will govern the terms and conditions of the foregoing Broadband incentive awards but will not be used to make any grants following the Spin-Off.

Conduct of the Business of Broadband if the Spin-Off is Not Completed

        If the Spin-Off is not completed, Liberty intends to continue to conduct the business of Broadband substantially in the same manner as it is operated today. From time to time, Liberty will evaluate and review its business operations, properties, dividend policy and capitalization, and make such changes as are deemed appropriate, and continue to seek to identify strategic alternatives to maximize stockholder value.

Amount and Source of Funds and Financing of the Transaction; Expenses

        It is expected that Liberty will incur an aggregate of $5.1 million in expenses in connection with the Spin-Off. These expenses will be comprised of:

  •
  approximately $1 million of printing and mailing expenses associated with this prospectus;

  •
  approximately $1 million in legal fees and expenses;

  •
  approximately $1.5 million in accounting fees and expenses;

  •
  approximately $0.6 million in SEC filing fees; and

  •
  approximately $1 million in other miscellaneous expenses.

These expenses will be paid by Liberty from its existing cash balances.

Accounting Treatment

        The Spin-Off will be accounted for at historical cost due to the fact that our common stock is to be distributed pro rata to holders of Liberty common stock.

No Appraisal Rights

        Under the General Corporation Law of the State of Delaware, holders of Liberty common stock will not have appraisal rights in connection with the Spin-Off.

Results of the Spin-Off

        Immediately following the Spin-Off, we expect to have outstanding approximately [    •    ] shares of our Series A common stock, [    •    ] shares of our Series B common stock and [    •    ] shares of our Series C common stock, based upon the number of shares of LMCA, LMCB and LMCK, respectively, outstanding as of [    •    ], 2014. The actual number of shares of our Series A common stock, our Series B common stock and our Series C common stock to be distributed in the Spin-Off will depend upon the actual number of shares of LMCA, LMCB and LMCK outstanding on the record date.

        Immediately following the Spin-Off, we expect to have approximately [    •    ] holders of record of our Series A common stock, [    •    ] holders of record of our Series B common stock and [    •    ] holders of record of our Series C common stock, based upon the number of holders of record of LMCA, LMCB and LMCK, respectively, as of [    •    ], 2014 (which amount does not include the number of stockholders whose shares are held of record by banks, brokerage houses or other institutions, but includes each such institution as one stockholder).

Listing and Trading of our Common Stock

        On the date of this prospectus, we are a wholly-owned subsidiary of Liberty. Accordingly, there is no public market for our common stock. We have applied to list our Series A common stock and our Series C common stock on the Nasdaq Global Select Market under the symbols "LBRDA" and "LBRDK," respectively. Although no assurance can be given, we currently expect that our Series B common stock will trade on the OTC Bulletin Board under the symbol "LBRDB." Neither we nor Liberty can assure you as to the trading price of any series of our common stock after the Spin-Off. The approval of Nasdaq for the listing of our Series A common stock and our Series C common stock is a condition to the Spin-Off, which may not be waived by the Liberty board of directors.

Stock Transfer Agent and Registrar

        Computershare Trust Company, N.A. is the transfer agent and registrar for all series of Broadband common stock.

Trading Prior to the Record Date

        Prior to the record date, Liberty common stock will continue to trade on the Nasdaq Global Select Market in the regular way. During this time, shares of LMCA, LMCB and LMCK that trade in the regular way will trade with an entitlement to receive shares of the same series of our common stock distributable in the Spin-Off. Therefore, if you own shares of either LMCA, LMCB or LMCK common stock and sell those shares prior to the record date, so that you are not the record holder of such shares on the record date, you will also be selling your right to the shares of our common stock and Series C Rights that would have been distributed to you in the distribution with respect to the shares of LMCA, LMCB or LMCK common stock you sell. However, because it is expected that the

"ex-dividend" date for the Spin-Off will be the first trading date following the distribution date, if you are a holder of shares of LMCA, LMCB or LMCK on the record date, you will be entitled to receive the shares of Broadband common stock and Series C Rights issuable in respect of those shares only if you hold them on both the record date and the distribution date. If you are a holder of shares of LMCA, LMCB or LMCK on the record date but sell them between the record date and the distribution date, you will not be entitled to receive the shares of Broadband common stock and Series C rights issuable in respect of those shares sold. On the first day of trading following the distribution date, shares of our Series A common stock and our Series C common stock will begin trading under the symbols "LBRDA" and "LBRDK," respectively. Although no assurance can be given, we currently expect that our Series B common stock will trade on the OTC Bulletin Board under the symbol "LBRDB."

Reasons for Furnishing this Prospectus

        This prospectus is being furnished solely to provide information to Liberty stockholders who will receive shares of our common stock and Series C Rights in the distribution. We believe that the information contained in this prospectus is accurate as of the date set forth on the cover. Changes to the information contained in this prospectus may occur after that date, and neither our company nor Liberty undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

THE RIGHTS OFFERING

General

        Liberty's board has determined that in the distribution (but subject to the satisfaction or, where applicable, waiver of all other conditions to the distribution), holders of Liberty common stock as of the record date for the distribution, which will also serve as the record date for the rights offering, will receive, in addition to the shares of our common stock distributable in the Spin-Off, one Series C Right for every five shares of our Series A common stock received by such holder in the distribution, one Series C Right for every five shares of our Series B common stock received by such holder in the distribution, and one Series C Right for every five shares of our Series C common stock received by such holder in the distribution. Fractional Series C Rights will be rounded up to the nearest whole right.

        Each Series C Right entitles the holder to a basic subscription privilege and an oversubscription privilege. Under the basic subscription privilege, each whole Series C Right entitles the holder to purchase one share of our Series C common stock at a subscription price equal to a 20% discount to the 20 Day VWAP. Each Series C Right also has an oversubscription privilege, as described below under the heading "—Subscription Privileges—Oversubscription Privilege."

        The following describes the rights offering in general and assumes (unless specifically provided otherwise) that you will be a holder of Liberty common stock as of the record date. If you will hold your shares of our common stock in a brokerage account or through a dealer or other nominee as of the record date, please see the information included below under the heading "—Delivery of Subscription Materials and Payment—Beneficial Owners." As used in this proxy statement/prospectus, the term "business day" means any day on which securities may be traded on the Nasdaq Global Select Market.

Reasons for the Rights Offering

        We are conducting the rights offering in order to raise capital for general corporate purposes. The proceeds may be used, among other purposes, for investments in our equity affiliate Charter or new business opportunities. See "Use of Proceeds From the Rights Offering."

Determination of Subscription Prices

        In determining the formula under which the subscription price will be calculated, the Liberty board of directors considered, among other things, the estimated market price of our Series C common stock following the distribution, discounts used in similar rights offerings, the general conditions of the securities markets and the amount of proceeds, after any deductions for expenses related to the rights offering, we wish to raise.

No Fractional Series C Rights

        Liberty will not issue or pay cash in lieu of fractional Series C Rights. Instead, fractional Series C Rights will be rounded up to the nearest whole Series C Right. For example, if you receive 34 shares of our Series A common stock in the distribution, you will receive 7 Series C Rights to purchase shares of our Series C common stock, instead of the 6.8 Series C Rights you would have received without rounding.

        You may request that the subscription agent divide your rights certificate into transferable parts if you are the record holder for a number of beneficial owners of common stock. However, the subscription agent will not divide your rights certificate such that (through rounding or otherwise) you would receive a greater number of Series C Rights than those to which you would be entitled if you had not divided your certificates.

 Commencement of the Rights Offering

        The rights offering will commence on the second trading day following the subscription price determination period. We will announce the determination of the subscription price, the commencement of the rights offering and the expiration time of the rights offering by press release as well as provide such information pursuant to a supplement to this prospectus to be filed on the first trading day following the subscription price determination period.

Expiration Time

        You may exercise the basic subscription privilege and the oversubscription privilege at any time before the expiration time, which is 5:00 p.m., New York City time, on the 20th trading day following the commencement of the rights offering (as the same will be publicly announced by us by press release as well as provided pursuant to a supplement to this prospectus to be filed on the first trading day following the completion of the subscription price determination period.), unless the rights offering is extended. Any Series C Rights not exercised before the expiration time will expire and become null and void. We will not be obligated to honor your exercise of Series C Rights if the subscription agent receives any of the required documents relating to your exercise after the expiration time, regardless of when you transmitted the documents, unless you have timely transmitted the documents pursuant to the guaranteed delivery procedures described below.

        We may extend the expiration time for any reason. However, we may not extend the expiration time of the rights offering for more than 25 trading days past the original 20 trading day period. If we do not complete the rights offering by the 45th trading day of the subscription period, we will cause the subscription agent to return to each exercising holder the entirety of such holder's aggregate subscription price previously paid (without interest).

        If we elect to extend the date the Series C Rights expire, we will issue a press release announcing the extension before 9:00 a.m., New York City time, on the first business day after the most recently announced expiration time.

Subscription Privileges

        Your rights entitle you to a basic subscription privilege and an oversubscription privilege.

        Basic Subscription Privilege.    The basic subscription privilege entitles you to purchase one share of our Series C common stock per whole right, upon delivery of the required documents and payment of the subscription price per share, prior to the expiration time. You are not required to exercise your basic subscription privilege, in full or in part, unless you wish to also purchase shares under your oversubscription privilege described below.

        Oversubscription Privilege.    The Series C Rights include an oversubscription privilege relating to shares of our Series C common stock. The oversubscription privilege entitles you to purchase up to that number of shares of our Series C common stock offered in the rights offering which are not purchased by other rightsholders pursuant to their basic subscription privilege, upon delivery of the required documents and payment of the subscription price per share prior to the expiration time. You will be permitted to purchase shares of our Series C common stock pursuant to your oversubscription privilege only if other holders of rights of our Series C common stock do not exercise their basic subscription privilege in full. You may exercise your oversubscription privilege with respect to our Series C common stock only if you exercise your basic subscription privilege in full. If you wish to exercise your oversubscription privilege, you must specify the number of additional shares you wish to purchase, which may be up to the maximum number of shares of our Series C common stock offered in the rights offering, less the number of shares you may purchase under your basic subscription privilege.

        Pro Rata Allocation.    If there are not enough shares of our Series C common stock to satisfy all subscriptions pursuant to the exercise of the oversubscription privilege, we will allocate the shares that are available for purchase under the oversubscription privilege pro rata (subject to the elimination of fractional shares) among those rightsholders who exercise their oversubscription privilege. Pro rata means in proportion to the number of shares of the Broadband common stock that you and the other holders of rights have purchased pursuant to the exercise of the basic subscription privilege. If there is a need to prorate the exercise of rights pursuant to the oversubscription privilege and the proration results in the allocation to you of a greater number of shares than you subscribed for pursuant to the oversubscription privilege, then we will allocate to you only the number of shares for which you subscribed pursuant to your basic and oversubscription privileges. We will allocate the remaining shares among all other rightsholders exercising their oversubscription privileges relating to our Series C common stock.

        Full Exercise of Basic Subscription Privilege.    You may exercise your oversubscription privilege relating to our Series C common stock only if you exercise, in full, your basic subscription privilege represented by a single rights certificate. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privilege held by you in the same capacity under a single rights certificate. For example, if you were granted rights under a single Series C Rights certificate for shares of our Series C common stock you own individually and rights under a single Series C rights certificate for shares of our Series common stock you own jointly with your spouse, you only need to fully exercise your basic subscription privilege with respect to your individually owned rights in order to exercise your oversubscription privilege with respect to those rights. You do not have to subscribe for any shares under the basic subscription privilege owned jointly with your spouse to exercise your individual oversubscription privilege. If you transfer a portion of your rights, you may exercise your oversubscription privilege if you exercise all of the remaining rights represented by the rights certificate you receive back from the subscription agent following the transfer.

        You must exercise your oversubscription privilege at the same time as you exercise your basic subscription privilege in full.

        If you will own your shares of our Series A, Series B or Series C common stock through your broker, dealer or other nominee holder following the distribution and you wish for them to exercise your oversubscription privilege on your behalf, the nominee holder will be required to certify to us and the subscription agent:

  •
  the series and number of shares of Liberty common stock held on the record date on your behalf;

  •
  the number of Series C Rights you exercised under your basic subscription privilege;

  •
  that your entire basic subscription privilege held in the same capacity has been exercised in full; and

  •
  the number of shares of our Series C common stock you subscribed for pursuant to the oversubscription privilege.

Your nominee holder must also disclose to us certain other information received from you.

        Return of Excess Payment.    If you exercise your oversubscription privilege and are allocated less than all of the shares of Broadband common stock for which you subscribed, the funds you paid for those shares of Broadband common stock that are not allocated to you will be returned by mail or similarly prompt means, without interest or deduction, as soon as practicable after the expiration time.

 Exercising Your Series C Rights

        Subscription materials, including rights certificates, will be made available to holders upon the commencement of the rights offering. You may exercise your Series C Rights by delivering the following to the subscription agent before the expiration time:

  •
  your properly completed and executed rights certificate evidencing the exercised Series C Rights with any required signature guarantees or other supplemental documentation; and

  •
  your payment in full of the subscription price for each share of our Series C common stock subscribed for pursuant to the basic subscription privilege and the oversubscription privilege.

        Alternatively, if you deliver a notice of guaranteed delivery together with your subscription price payment prior to the expiration time, you must deliver the rights certificate within three business days after the delivery of such notice of guaranteed delivery using the guaranteed delivery procedures described below under the heading "—Delivery of Subscription Materials and Payment—Guaranteed Delivery Procedures." You must, in any event, provide payment in full of the subscription price for each share of our Series C common stock being subscribed for pursuant to the basic subscription privilege and the oversubscription privilege to the subscription agent before the expiration time.

        Payment of Subscription Price.    Your cash payment of the subscription price must be made by either check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to the subscription agent. Your cash payment of the subscription price will be deemed to have been received by the subscription agent only when:

  •
  any uncertified check clears; or

  •
  the subscription agent receives any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order.

        You should note that funds paid by uncertified personal checks may take five business days or more to clear. If you wish to pay the subscription price in respect of your basic subscription privilege and oversubscription privilege by an uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights expire to ensure that your payment is received and clears by that time. We urge you to consider using a certified or cashier's check or money order to avoid missing the opportunity to exercise your rights.

        We will retain any interest earned on the cash funds held by the subscription agent prior to the earlier of the consummation or termination of the rights offering.

        The subscription agent will hold your payment of the subscription price in a segregated escrow account with other payments received from holders of rights until we issue to you your shares of our Series C common stock, or return your overpayment, if any.

        Exercising a Portion of Your Series C Rights.    If you subscribe for fewer than all of the shares of our Series C common stock that you are eligible to purchase pursuant to the basic subscription privilege represented by your rights certificate, you may, under certain circumstances, request from the subscription agent a new rights certificate representing the unused rights and then attempt to sell your unused rights. See "—Method of Transferring and Selling Series C Rights" below. Alternatively, you may transfer a portion of your rights and request from the subscription agent a new rights certificate representing the rights you did not transfer. If you exercise less than all of your rights represented by a single rights certificate, you may not exercise the oversubscription privilege.

        Calculation of Rights Exercised.    If you do not indicate the number of rights being exercised, or do not forward full payment of the aggregate subscription price for the number of rights that you indicate are being exercised, then you will be deemed to have exercised the basic subscription privilege with respect to the maximum number of rights that may be exercised for the aggregate subscription price payment you delivered to the subscription agent. If your aggregate subscription price payment is greater than the amount you owe for your basic subscription and no direction is given as to the excess, you will be deemed to have exercised the oversubscription privilege to purchase the maximum number of shares available to you pursuant to your oversubscription privilege that may be purchased with your overpayment. If we do not apply your full subscription price payment to your purchase of shares of our Series C common stock, we will return the excess amount to you by mail or similarly prompt means, without interest or deduction as soon as practicable after the expiration time.

        Instructions for Completing the Rights Certificate.    You should read and follow the instructions accompanying the rights certificate carefully. If you want to exercise your rights, you must send your completed rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. You should not send the rights certificates, any other documentation or payment to us. Any rights certificates and other items received by us will be returned to the sender as promptly as possible.

        You are responsible for the method of delivery of rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. If you send the rights certificates and other items by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent and clearance of any payment by uncertified check prior to the expiration time.

        Signature Guarantee May Be Required.    Your signature on each rights certificate must be guaranteed by an eligible institution such as a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

  •
  your rights certificate is registered in your name; or

  •
  you are an eligible institution.

Delivery of Subscription Materials and Payment

        You should deliver the rights certificate and payment of the subscription price, as well as any notices of guaranteed delivery and any other required documentation:

If delivering by mail:		If delivering by courier
Computershare Inc. [ ]		Computershare Inc. [ ]
Eligible Institutions Only: Fax: [ ] Confirmation of Faxes Only: [ ]

        Guaranteed Delivery Procedures.    If you wish to exercise your rights, but you do not have sufficient time to deliver the rights certificates evidencing your rights to the subscription agent before the expiration time, you may exercise your rights by the following guaranteed delivery procedures:

  •
  provide your payment in full of the subscription price for each share of our Series C common stock being subscribed for pursuant to the basic subscription privilege and the oversubscription privilege to the subscription agent before the expiration time;

  •
  deliver a notice of guaranteed delivery to the subscription agent at or before the expiration time; and

  •
  deliver the properly completed rights certificate evidencing the Series C Rights being exercised, with any required signatures

        Your notice of guaranteed delivery must be substantially in the form provided with the "Instructions For Use of Liberty Broadband Corporation Series C Rights Certificates" distributed to you with your rights certificate. Your notice of guaranteed delivery must come from an eligible institution which is a member of, or a participant in, a signature guarantee program acceptable to the subscription agent. In your notice of guaranteed delivery you must state:

  •
  your name;

  •
  the number of Series C Rights represented by your rights certificates, the number of shares of our Series C common stock you are subscribing for pursuant to the basic subscription privilege, and the number of shares of our Series C common stock, if any, you are subscribing for pursuant to the oversubscription privilege; and

  •
  your guarantee that you will deliver to the subscription agent any rights certificates evidencing the Series C Rights you are exercising within three business days following the date the subscription agent receives your notice of guaranteed delivery.

        You may deliver the notice of guaranteed delivery to the subscription agent in the same manner as the rights certificate at the addresses set forth under "—Delivery of Subscription Materials and Payment" above.

        The information agent will send you additional copies of the form of notice of guaranteed delivery if you need them. Please call the information agent at the numbers noted below under "—Information Agent".

        Notice to Nominees.    If you are a broker, a dealer, a trustee or a depositary for securities who will hold shares of our Broadband common stock for the account of others as a nominee holder following the distribution, you should notify the respective beneficial owners of those shares of the issuance of the Series C Rights as soon as possible to find out the beneficial owners' intentions.

        You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificates and submit them to the subscription agent with the proper payment. A nominee holder that holds shares for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of Liberty common stock on the record date, so long as the nominee submits the appropriate rights certificates and proper payment to the subscription agent.

        Beneficial Owners.    If you will be a beneficial owner of shares of Liberty common stock on the record date, and thus will be a beneficial owner of shares of our Broadband common stock and Series C Rights that you hold through a nominee holder following the distribution, we will ask your broker, dealer or other nominee to notify you of this rights offering. If you wish to sell or exercise your rights, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your Series C Rights, you should complete and return to your broker, dealer or other nominee the form entitled "Beneficial Owners Election Form." You should receive this form from your broker, dealer or other nominee with the other subscription materials.

        Procedures for DTC Participants.    If you will be a broker, a dealer, a trustee or a depositary for securities who holds shares of our Broadband common stock for the account of others as a nominee holder following the distribution, you may, upon proper showing to the subscription agent, exercise your beneficial owners' basic and oversubscription privileges through DTC. Any rights exercised through DTC are referred to as DTC Exercised Rights. You may exercise your DTC Exercised Rights through DTC's PSOP Function on the "agents subscription over PTS" procedures and instructing DTC to charge the applicable DTC account for the subscription payment and to deliver such amount to the subscription agent. DTC must receive the subscription instructions and payment for the new shares by the expiration time unless guaranteed delivery procedures are utilized, as described above.

        Determinations Regarding the Exercise of Series C Rights.    We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of rights. Our decisions will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within whatever time we determine. We may reject the exercise of any of your rights because of any defect or irregularity. Your subscription will not be deemed to have been received or accepted until all irregularities have been waived by us or cured by you within the time we decide, in our sole discretion.

        We reserve the right to reject your exercise of rights if your exercise is not in accordance with the terms of the rights offering or in proper form. Neither we nor the subscription agent will have any duty to notify you of a defect or irregularity in your exercise of the rights. We will not be liable for failing to give you that notice. We will also not accept your exercise of rights if our issuance of shares of our Series C common stock pursuant to your exercise could be deemed unlawful or materially burdensome. See "—Regulatory Limitation" and "—Compliance with State Regulations Pertaining to the Rights Offering" below.

Revocation of Exercised Series C Rights

        Once you have exercised your basic subscription privilege and, should you choose, your oversubscription privilege, you may not revoke your exercise.

Subscription Agent

        We have appointed Computershare Trust Company, N.A. as subscription agent for the rights offering. We will pay its fees and expenses related to the rights offering.

Information Agent

        You may direct any questions or requests for assistance concerning the method of exercising your Series C Rights, additional copies of this prospectus, the instructions, the notice of guaranteed delivery or other subscription materials referred to herein, to the information agent, at the following telephone number and address:

  D.F. King & Co., Inc.
  Banks and brokers call collect: (212) 269-5550
  All others call toll free: (800) 949-2583

Method of Transferring and Selling Series C Rights

        We anticipate that the Series C Rights will be traded on the Nasdaq Global Select Market under the symbol "LBRKR"; however, the Series C Rights will not be tradeable until after the subscription price is determined and announced. We will announce the determination of the subscription price by press release as well as provide such information pursuant to a supplement to this prospectus to be filed on the first trading day following the subscription price determination period. We expect that Series C Rights may be purchased or sold through usual investment channels until the close of business on the last trading day preceding the expiration time. However, there has been no prior public market for the Series C Rights, and we cannot assure you that a trading market for the Series C Rights will develop or, if a market develops, that the market will remain available throughout the subscription period. We also cannot assure you of the prices at which the Series C Rights will trade, if at all. If you do not exercise or sell your Series C Rights you will lose any value inherent in the Series C Rights, respectively. See "—General Considerations Regarding the Partial Exercise, Transfer or Sale of Series C Rights" below.

        Transfer of Series C Rights.    You may transfer Series C Rights in whole by endorsing the rights certificate for transfer. Please follow the instructions for transfer included in the information sent to you with your rights certificate. If you wish to transfer only a portion of the rights, you should deliver your properly endorsed rights certificate to the subscription agent. With your rights certificate, you should include instructions to register such portion of the rights evidenced thereby in the name of the transferee (and to issue a new rights certificate to the transferee evidencing such transferred rights). You may only transfer whole rights and not fractions of a right. If there is sufficient time before the expiration of the rights offering, the subscription agent will send you a new rights certificate evidencing the balance of the rights issued to you but not transferred to the transferee. You may also instruct the subscription agent to send the rights certificate to one or more additional transferees. If you wish to sell your remaining rights, you may request that the subscription agent send you certificates representing your remaining (whole) rights so that you may sell them through your broker or dealer. You may also request that the subscription agent sell your rights for you, as described below.

        If you wish to transfer all or a portion of your rights, you should allow at least [    •    ] business days prior to the time the rights expire for the subscription agent to:

  •
  receive and process your transfer instructions; and

  •
  issue and transmit a new rights certificate to your transferee or transferees with respect to transferred Series C Rights, and to you with respect to any rights you retained.

        If you wish to transfer your rights to any person other than a bank or broker, the signatures on your rights certificate must be guaranteed by an eligible institution.

        Sales of Series C Rights Through the Subscription Agent. If you choose not to sell your rights through your broker or dealer, you may seek to sell your rights through the subscription agent. If you wish to have the subscription agent seek to sell your rights, you must deliver your properly executed rights certificate, with appropriate instructions, to the subscription agent. If you want the subscription agent to seek to sell only a portion of your rights, you must send the subscription agent instructions setting forth what you would like done with the rights, along with your rights certificate.

        If the subscription agent sells rights for you, it will send you a check for the net proceeds from the sale of any of your rights as soon as practicable after the expiration time. If your rights can be sold, the sale will be deemed to have been made at the weighted average net sale price of all rights of the applicable series sold by the subscription agent. The aggregate fees charged by the subscription agent for selling rights will be deducted from the aggregate sale price for all such rights in determining the weighted average net sale price of all such rights. We cannot assure you, however, that a market will develop for the Series C Rights, or that the subscription agent will be able to sell your Series C Rights.

        You must have your order to sell your rights to the subscription agent before 11:00 a.m., New York City time, on the fifth business day before the expiration time. If less than all sales orders received by the subscription agent are filled, it will prorate the sales proceeds among you and the other holders of rights of the same series based on the number of rights of the same series that each holder has instructed the subscription agent to sell during that period, irrespective of when during the period the instructions are received by it. The subscription agent is required to sell your rights only if it is able to find buyers. If the subscription agent cannot sell your Series C Rights by 5:00 p.m., New York City time, on the third business day before the expiration time, the subscription agent will return your rights certificate to you by overnight delivery.

        If you sell your rights through your broker or dealer, you will likely receive a different amount of proceeds than if you sell the same amount of rights through the subscription agent. If you sell your rights through your broker or dealer instead of the subscription agent, your sales proceeds will be the actual sales price of your rights rather than the weighted average sales price described above.

        General Considerations Regarding the Partial Exercise, Transfer or Sale of Series C Rights.    The amount of time needed by your transferee to exercise or sell its rights depends upon the method by which the transferor delivers the rights certificates, the method of payment made by the transferee and the number of transactions which the holder instructs the subscription agent to effect. You should also allow up to ten business days for your transferee to exercise or sell the rights transferred to it. Neither we nor the subscription agent will be liable to a transferee or transferor of rights if rights certificates or any other required documents are not received in time for exercise or sale prior to the expiration time.

        You will receive a new rights certificate upon a partial exercise, transfer or sale of rights only if the subscription agent receives your properly endorsed rights certificate no later than 5:00 p.m., New York City time, on the fifth business day before the expiration time. The subscription agent will not issue a new rights certificate if your rights certificate is received after that time and date. If your instructions and rights certificate are received by the subscription agent after that time and date, you will not receive a new rights certificate and therefore will not be able to sell or exercise your remaining rights.

        You are responsible for all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of your rights, except that we will pay any fees of the subscription agent associated with the exercise of rights. Any amounts you owe will be deducted from your account.

        If you do not exercise your Series C Rights before the expiration time, your Series C Rights will expire and will no longer be exercisable.

Treatment of Stock Options and Other Awards

        Holders of options to purchase shares of Liberty common stock, regardless of series, on the record date will not receive Series C Rights in the Spin-Off unless they exercise their options for shares of Liberty common stock prior to the record date. Similarly, holders of stock appreciation rights with respect to shares of Liberty common stock, regardless of series, on the record date will not receive Series C Rights in the Spin-Off, unless they exercise and settle their stock appreciation rights (to the extent applicable) for shares of Liberty common stock prior to the record date. Liberty's compensation committee of its board of directors may make such equitable adjustments as it determines to be appropriate, if any, to preserve the benefits or potential benefits intended to be made available pursuant to any such options or stock appreciation rights that remain outstanding and unexercised as of the record date.

        Restricted shares of Liberty's common stock outstanding on the record date will receive Series C Rights in the Spin-Off. These rights will not be subject to any similar vesting restrictions as apply to the restricted shares on which they were distributed due to the short-term nature of the rights offering. The fair market value of each Series C Right received by a holder of restricted shares will be included in his or her income for tax purposes, regardless of whether the holder sells, transfers or exercises his or her Series C Rights. Holders of restricted shares are encouraged to speak with their tax advisors.

No Recommendations to Rightsholders

        Neither we nor our board of directors has made any recommendation as to whether you should exercise or transfer your rights. You should decide whether to transfer your rights, subscribe for shares of our Series C common stock, or simply take no action with respect to your rights, based on your own assessment of your best interests.

Termination

        The consummation of the rights offering is subject to the satisfaction or, where applicable, waiver of the conditions to the distribution. However, following the distribution, we may terminate the rights offering for any reason at any time before the expiration time. If we terminate the rights offering, we will promptly issue a press release announcing the termination, and we will promptly thereafter return all subscription payments. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the rights offering.

Foreign Stockholders

        Liberty will not mail rights certificates to stockholders on the record date or to subsequent transferees whose addresses are outside the United States. Instead, Liberty will have the subscription agent hold the rights certificates for those holders' accounts. To exercise their rights, foreign holders must notify the subscription agent before 11:00 a.m., New York City time, on the fifth business day prior to the expiration time, and must establish to the satisfaction of the subscription agent that such exercise is permitted under applicable law. If a foreign holder does not notify and provide acceptable instructions to the subscription agent by such time (and if no contrary instructions have been received), the rights will be sold, subject to the subscription agent's ability to find a purchaser. Any such sales will be deemed to be effected at the weighted average sale price of all Series C Rights sold by the subscription agent. See "—Method of Transferring and Selling Series C Rights" above. If the subscription agent sells the rights, the subscription agent will remit a check for the net proceeds from the sale of any rights to foreign holders by mail. The proceeds, if any, resulting from the sales of Series C Rights of holders whose addresses are not known by the subscription agent or to whom delivery cannot be made will be held in an interest bearing account. Any amount remaining unclaimed on the second anniversary of the expiration time will be turned over to us.

Regulatory Limitation

        We will not be required to issue to you shares of our Series C common stock pursuant to the rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares and if, at the expiration time, you have not obtained such clearance or approval.

Issuance of Our Series C Common Stock

        Unless we earlier terminate the rights offering, the subscription agent will issue to you the shares of our Series C common stock purchased by you in the rights offering as soon as practicable after the expiration time. The subscription agent will effect delivery of the subscribed for shares of our Series C common stock through the subscription agent's book-entry registration system by mailing to each subscribing holder a statement of holdings detailing the subscribing holder's subscribed for shares of our Series C common stock and the method by which the subscribing holder may access its account and, if desired, trade its shares.

        Your payment of the aggregate subscription price will be retained by the subscription agent and will not be delivered to us, unless and until your subscription is accepted and you are issued your subscribed for shares of our Series C common stock. We will not pay you any interest on funds paid to the subscription agent, regardless of whether the funds are applied to the subscription price or returned to you. You will have no rights as a stockholder of our company with respect to your subscribed for shares of our Series C common stock until the shares are delivered via the book-entry registration statement. Upon such delivery, you will be deemed the owner of the shares you purchased by exercise of your rights. Unless otherwise instructed in the rights certificates, the shares issued to you pursuant to your subscription will be registered in your name or the name of your nominee, if applicable.

        We will not issue any fractional rights or shares of our Series C common stock.

Shares of Our Series C Common Stock Outstanding Following the Rights Offering

        Based on [    •    ] shares of LMCA, [    •    ] shares of LMCB and [    •    ] shares of LMCK outstanding as of [    •    ], 2014 (exclusive of securities convertible into or exercisable or exchangeable for shares of Liberty common stock), and assuming the rights offering is fully subscribed, we would have outstanding approximately [    •    ] shares of our Series C common stock immediately following the completion of the rights offering.

Compliance with State Regulations Pertaining to the Rights Offering

        We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so. We will not sell or accept an offer to purchase shares of our Series C common stock from you if you are a resident of any state or other jurisdiction in which the sale or offer of the rights would be unlawful. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the laws of those states or other jurisdictions. However, we may decide, in our sole discretion, not to modify the terms of the rights offering as may be requested by certain states or other jurisdictions. If that happens and you are a resident of the state or jurisdiction that requests the modification, you will not be eligible to participate in the rights offering. We do not expect that there will be any changes in the terms of the rights offering.

USE OF PROCEEDS FROM THE RIGHTS OFFERING

        We will use any net proceeds we receive from the rights offering for general corporate purposes. The proceeds may be used, among other purposes, for investments in our equity affiliate Charter or new business opportunities. We expect our expenses related to the rights offering to be approximately $[    •    ].

PLAN OF DISTRIBUTION FOR THE RIGHTS OFFERING

        Liberty is distributing our Series C Rights directly to holders of Liberty common stock, on a pro rata basis, pursuant to the distribution. We will announce the determination of the subscription price, the commencement of the rights offering and the scheduled expiration time by press release as well as provide such information pursuant to a supplement to this prospectus to be filed on the first trading day following the subscription price determination period.

        We will pay D.F. King & Co., Inc., the information agent, an estimated fee of approximately $[    •    ] and Computershare Trust Company, N.A., the subscription agent, an estimated fee of approximately $[    •    ] for their services in connection with this rights offering (which includes the subscription agent's fees associated with the exercise but not the sale of rights). We have also agreed to reimburse the information agent and the subscription agent their reasonable expenses.

        We estimate that our total expenses in connection with the rights offering, including registration, legal, printing and accounting fees, will be $[    •    ].

        We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of rights. Except as described in this section, we are not paying any other commissions, fees or discounts in connection with the rights offering. Some of our employees may solicit responses from you as a holder of rights, but we will not pay our employees any commissions or compensation for such services other than their normal employment compensation.

 MATERIAL U.S. INCOME TAX CONSEQUENCES OF THE TRANSACTION

        The following discussion is a summary of the material U.S. federal income tax consequences of the Spin-Off to holders of Liberty common stock. This discussion is based on the Code, applicable Treasury regulations, judicial authority, and administrative rulings and practice, all as in effect as of the date of this document. Such authorities are subject to change or differing interpretations at any time, possibly with retroactive effect. This discussion is limited to holders of Liberty common stock that are U.S. holders, as defined below, and that hold their shares of Liberty common stock as capital assets, within the meaning of Section 1221 of the Code. Further, this discussion does not discuss all tax considerations that may be relevant to holders of Liberty common stock in light of their particular circumstances, nor does it address any tax consequences to holders of Liberty common stock subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), persons who acquired such shares of Liberty common stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in securities, and persons who hold their shares of Liberty common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment, or other risk-reduction transaction for U.S. federal income tax purposes. This discussion does not address any U.S. federal estate, gift, or other non-income tax consequences or any state, local, or foreign tax consequences.

        Holders of Liberty common stock are urged to consult with their tax advisors as to the specific tax consequences of the Spin-Off to them in light of their particular circumstances.

        For purposes of this section, a U.S. holder is a beneficial owner of Liberty common stock that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or a resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created, or organized under the laws of the United States or any state or political subdivision thereof;

  •
  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) it has a valid election in place under applicable Treasury regulations to be treated as a U.S. person.

        If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of Liberty common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding shares of Liberty common stock should consult its tax advisor regarding the tax consequences of the Spin-Off.

U.S. Federal Income Tax Treatment of the Spin-Off

        The completion of the Spin-Off is conditioned upon the receipt by Liberty of the opinion of Skadden Arps, dated as of the date of the Spin-Off, to the effect that, under current U.S. federal income tax law, the Spin-Off will qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code. The receipt of the opinion may not be waived by the Liberty board of directors as a condition to the Spin-Off.

        The opinion of Skadden Arps will be based upon certain assumptions, as well as statements, representations and certain undertakings made by officers of Liberty and Broadband and John C. Malone.

These assumptions, statements, representations and undertakings are expected to relate to, among other things, Liberty's business reasons for engaging in the Spin-Off, the conduct of certain business activities by Liberty and Broadband, and the current plans and intentions of Liberty and Broadband to continue conducting those business activities and not to materially modify their ownership or capital structure following the Spin-Off. If any of those statements, representations or assumptions is incorrect or untrue in any material respect or any of those undertakings is not complied with, or if the facts upon which the opinion is based are materially different from the facts that prevail at the time of the Spin-Off, the conclusions reached in such opinion could be adversely affected.

        Stockholders should note that Liberty does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the Spin-Off. The opinion of Skadden Arps will not be binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the conclusions reached in the opinion or that a court would not sustain such a challenge.

        Assuming that the Spin-Off qualifies as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code, then:

  •
  no gain or loss will be recognized by Liberty upon the distribution of our common stock and Series C Rights to holders of Liberty common stock in the Spin-Off;

  •
  except with respect to the receipt of cash in lieu of fractional shares of our common stock, no gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty common stock upon the receipt of shares of our common stock and Series C Rights pursuant to the Spin-Off;

  •
  a stockholder who receives shares of our common stock and Series C Rights in the Spin-Off will have an aggregate tax basis in its shares of Liberty common stock, shares of our common stock, and Series C Rights following the Spin-Off equal to the aggregate tax basis of the Liberty common stock that the stockholder held immediately before the Spin-Off, allocated among such shares of Liberty common stock, shares of our common stock, and Series C Rights in proportion to their respective fair market values.

  •
  the holding period of the shares of our common stock and Series C Rights received in the Spin-Off by a holder of Liberty common stock will include the holding period of its shares of Liberty common stock.

        Stockholders who have acquired different blocks of Liberty common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate tax basis among, and the holding period of, the shares of our common stock and Series C Rights received with respect to such blocks of Liberty common stock.

        If a stockholder receives cash in lieu of fractional shares of our common stock, the stockholder will be treated as receiving such fractional shares in the Spin-Off and then selling such fractional shares for the amount of cash received. The sale will generally result in the recognition of capital gain or loss for U.S. federal income tax purposes, measured by the difference between the amount of cash received for the fractional shares and the stockholder's tax basis in the fractional shares (determined as described above).

        If the Spin-Off does not qualify under Section 355, Section 368(a)(1)(D) and related provisions of the Code, Liberty would generally be subject to tax as if it sold the shares of our common stock and Series C Rights distributed in the Spin-Off in a taxable transaction. Liberty would recognize taxable gain in an amount equal to the excess of (i) the total fair market value of the shares of our common stock and Series C Rights distributed in the Spin-Off over (ii) Liberty's aggregate tax basis in such shares of our common stock and Series C Rights. A stockholder who receives shares of our common stock and Series C Rights in the Spin-Off would be treated as receiving a taxable distribution in an amount equal to the total fair market value of such shares of our common stock and Series C Rights. In general, the distribution would be taxable as a dividend to the extent of Liberty's current and accumulated earnings and profits. Any amount of the distribution in excess of Liberty's earnings and profits would be treated first as a non-taxable return of capital to the extent of the stockholder's tax basis in its shares of Liberty common stock, with any remaining amount taxed as capital gain. A stockholder would have a tax basis in its shares of our common stock and Series C Rights following the Spin-Off equal to their respective fair market values. Certain stockholders may be subject to special rules governing taxable distributions, such as those that relate to the dividends received deduction and extraordinary dividends.

        Even if the Spin-Off otherwise qualifies under Section 355, Section 368(a)(1)(D) and related provisions of the Code, the Spin-Off would result in a significant U.S. federal income tax liability to Liberty (but not to Liberty stockholders) under Section 355(e) of the Code if one or more persons acquire, directly or indirectly, a 50-percent or greater interest (measured by vote or value) in the stock of Liberty or in the stock of Broadband (excluding, for this purpose, the acquisition of Broadband common stock by Liberty stockholders in the Spin-Off) as part of a plan or series of related transactions that includes the Spin-Off. Current tax law generally creates a presumption that any acquisition of the stock of Liberty or Broadband within two years before or after the Spin-Off is part of a plan that includes the Spin-Off, although the parties may be able to rebut that presumption under certain circumstances. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature, and subject to a comprehensive analysis of the facts and circumstances of the particular case. Notwithstanding the opinion of Skadden Arps described above, Liberty or Broadband might inadvertently cause or permit a prohibited change in the ownership of Liberty or Broadband to occur. If the Spin-Off were determined to be taxable to Liberty under Section 355(e) of the Code, Liberty would recognize taxable gain in an amount equal to the excess of (i) the total fair market value of the our common stock and Series C Rights distributed in the Spin-Off over (ii) Liberty's aggregate tax basis in the our common stock and Series C Rights.

        Pursuant to the tax sharing agreement, subject to certain limited exceptions, we will be required to indemnify Liberty, its subsidiaries, and certain related persons for taxes and losses resulting from the failure of the Spin-Off to qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code to the extent that such taxes and losses (i) result primarily from, individually or in the aggregate, the breach of certain covenants made by Broadband (applicable to actions or failures to act by Broadband and its subsidiaries following the completion of the Spin-Off), or (ii) result from the application of Section 355(e) of the Code to the Spin-Off as a result of the treatment of the Spin-Off as part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, a 50-percent or greater interest (measured by either vote or value) in the stock of Broadband or any successor corporation. For a more detailed discussion of the terms of the tax sharing agreement, please see "Certain Relationships and Related Party Transactions—Relationships between Broadband and Liberty—Tax Sharing Agreement."

Ownership of Series C Rights

        A holder will recognize capital gain or loss upon the sale or exchange of a Series C Right. A holder is also expected to recognize capital loss equal to the holder's tax basis in its Series C Right upon the failure to exercise such Series C Right prior to expiration or upon the termination of the rights offering. Any loss from a lapsed Series C Right or from the termination of the rights offering will be deemed to occur on the date that the Series C Right expires or the date that the rights offering is terminated, as applicable.

        The exercise of a Series C Right will not be a taxable event to a holder. Upon the exercise of a Series C Right, a holder will have a tax basis in the shares of our Series C common stock received equal to the exercise price of the Series C Right plus the holder's tax basis in the Series C Right. The holding period of such shares of our Series C common stock will begin on the date of exercise.

Information Reporting and Backup Withholding

        A stockholder may be subject to backup withholding (currently imposed at a rate of 28%) to the extent of any cash received in lieu of fractional shares of our common stock pursuant to the Spin-Off, unless the stockholder provides its correct taxpayer identification number and complies with applicable certification procedures or otherwise establishes an exemption. In addition, a stockholder who receives cash in lieu of fractional shares of our common stock and fails to provide its correct taxpayer identification number or other adequate basis for exemption may be subject to certain penalties imposed by the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a credit against a stockholder's U.S. federal income tax liability, provided that certain required information is furnished to the IRS on a timely basis.

Net Investment Income

        Recently enacted legislation imposes a 3.8% tax on the net investment income of certain U.S. citizens and resident aliens and on the undistributed net investment income of certain estates and trusts. Among other items, net investment income would generally include any capital gain recognized by a stockholder (i) as a result of the receipt of cash in lieu of fractional shares of our common stock pursuant to the Spin-Off or (ii) upon a sale or exchange of a Series C Right prior to its exercise (in each case, net of certain capital losses).

 CAPITALIZATION

        The following table sets forth (i) Broadband's historical capitalization as of June 30, 2014 and (ii) Broadband's adjusted capitalization assuming the Spin-Off was effective on June 30, 2014. The table below should be read in conjunction with the accompanying historical combined financial statements of Broadband, including the notes thereto.

	Historical 6/30/2014	As Adjusted 6/30/2014
	(amount in thousands)
Cash and cash equivalents(1)	$16,465	77,147
Note receivable from parent(1)	40,682	—
Credit arrangement(2)	—	320,000
Equity
Parent's investment(2)	3,157,389	2,857,389
Accumulated other comprehensive earnings, net of taxes	7,175	7,175
Retained earnings (accumulated deficit)	(270,586)	(270,586)

Total stockholders' equity	2,893,978	2,593,978

Total capitalization	$2,893,978	2,893,978

(1)
It is anticipated that Liberty will repay TruePosition for any amounts outstanding on this intercompany note prior to completion of the Spin-Off.

(2)
In connection with the Spin-Off, BroadbandSPV intends to enter into a $400 million margin loan pursuant to which BroadbandSPV will borrow $320 million prior to the completion of the Spin-Off and will have $80 million available to be drawn. Pursuant to the internal restructuring, and prior to the Spin-Off, Broadband will distribute $300 million in cash to Liberty.

SELECTED FINANCIAL DATA

        The following tables present selected historical information relating to our financial condition and results of operations for the past five years. The following data should be read in conjunction with our combined financial statements.

  Summary balance sheet data:

	June 30,	December 31,
	2014	2013	2012	2011(3)	2010	2009
	(amounts in thousands)
Cash and cash equivalents	$16,465	9,251	10,031	30,890	31,677	42,958
Investments in available for sale securities	$350,341	326,700	232,648	151,581	157,852	98,336
Investment in affiliates, accounted for using the equity method(2)	$2,417,852	2,402,024	—	—	—	2,282
Intangible assets not subject to amortization(1)	$45,600	20,669	20,669	20,669	20,669	20,669
Intangible assets subject to amortization, net(1)	$33,339	429	1,562	3,645	5,540	—
Total assets	$3,065,862	2,909,379	315,634	254,784	719,073	839,559
Deferred income tax liabilities, noncurrent	$—	24,338	43,014	21,422	57,330	71,358
Total equity (deficit)	$2,893,978	2,779,194	196,459	161,128	(440,587)	(295,080)

  Summary statement of operations data:

	Six months ended June 30,		Years Ended December 31,
	2014	2013	2013	2012	2011(3)	2010	2009
	(amounts in thousands)
Revenue	$34,067	42,822	77,363	83,098	1,136,934	136,186	26,431
Operating income (loss)	$(12,934)	616	(88)	7,879	640,359	60,048	(62,112)
Share of earnings (losses) of affiliates(2)	$(61,426)	(27,266)	(76,090)	—	—	(2,321)	(2,766)
Realized and unrealized gains (losses) on financial instruments	$36,277	58,862	97,860	57,582	(4,150)	58,019	77,949
Gain (loss) on dilution of investment in affiliate	$(50,209)	(3,056)	(92,933)	—	—	—	—
Net earnings (loss) attributable to Liberty Broadband shareholders	$(55,811)	19,141	(41,728)	44,196	607,374	62,342	(21,519)
Pro Forma basic earnings (loss) per common share(4)	$(0.65)	0.22	(0.49)	0.52	7.09	0.73	(0.25)

(1)
As discussed in note 1 to the accompanying combined financial statements, TruePosition acquired 100% of the outstanding common shares of Skyhook, a Delaware corporation, on February 14, 2014 for approximately $57.5 million in cash.

(2)
As discussed in note 1 in the accompanying combined financial statements, in May 2013, the Company acquired approximately 26.9 million shares of common stock and approximately 1.1 million warrants in Charter for approximately $2.6 billion, which represented an approximate 27% beneficial ownership in Charter at the time of purchase.

(3)
In 2011 TruePosition recognized $1,014 million of previously deferred revenue and $405 million of deferred costs associated with two separate contracts.

(4)
As discussed in note 2 of the accompanying condensed combined financial statements for the six months ended June 30, 2014, on July 23, 2014 Liberty completed a stock dividend of two shares of Series C common stock for every share of Series A or Series B common stock held as of the record date. Therefore, all prior period outstanding share amounts for purposes of the calculation of Pro Forma earnings (loss) per share have been retroactively adjusted for all periods presented. Unaudited Pro Forma earnings (loss) per common share for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 is computed by dividing net earnings (loss) attributable to Liberty Broadband shareholders by 85,723,250 shares, which is the aggregate number of shares of our Series A, Series B and Series C common stock that would have been issued if the Spin-Off had occurred on December 31, 2013, assuming a distribution on a 1 for 4 basis and considering retroactive treatment of the stock dividend that occurred on July 23, 2014. Unaudited Pro Forma earnings per share have been calculated, for the six months ended June 30, 2014 and 2013 by dividing net earnings (loss) attributable to Liberty Broadband shareholders by 85,750,133 shares, which is the aggregate number of shares of our Series A, Series B and Series C common stock that would have been issued if the Spin-Off had occurred on June 30, 2014, assuming a distribution on a 1 for 4 basis and considering retroactive treatment of the stock dividend that occurred on July 23, 2014.

 DESCRIPTION OF OUR BUSINESS

Overview

        Broadband is currently a wholly owned subsidiary of Liberty. Following the Spin-Off, we will be an independent, publicly traded company, and Liberty will not retain any ownership interest in us. Broadband is a holding company, engaged primarily in the provision of digital cable services to residential and commercial customers and the provision of wireless location positioning and related services, in each case, through our ownership of interests in our equity affiliate Charter and our subsidiary TruePosition, respectively. Following the Spin-Off, our principal assets and businesses will initially consist of Liberty's 26% ownership interest in Charter and certain warrants to purchase additional shares of Charter, Liberty's 100% ownership interest in TruePosition and Liberty's minority equity investment in TWC.

Charter Communications, Inc.

Introduction

        Charter is among the largest providers of cable services in the United States, offering a variety of entertainment, information and communications solutions to residential and commercial customers. Charter's infrastructure consists of a hybrid of fiber and coaxial cable plant with approximately 12.8 million estimated passings, with 97% at 550 MHz or greater and 98% of plant miles two-way active. A national IP infrastructure interconnects Charter's markets. Charter was organized as a Delaware corporation in 1999.

        As of June 30, 2014, Charter served approximately 6.1 million residential and commercial customers. Charter sells its video, Internet and voice services primarily on a subscription basis, often in a bundle of two or more services, providing savings and convenience to its customers. As of December 31, 2013 bundled services are available to approximately 97% of Charter's passings, and approximately 62% of Charter's customers subscribe to a bundle of services.

        Charter served approximately 4.2 million residential video customers as of June 30, 2014, and approximately 92% of Charter's video customers subscribed to digital video service as of December 31, 2013. Digital video enables Charter's customers to access advanced video services such as high definition (HD) television, Charter OnDemand™ (OnDemand) video programming, an interactive program guide and digital video recorder (DVR) service. Charter commenced its all-digital initiative in 2013 in a number of its markets. Charter expects to complete its all-digital rollout by the end of 2014. Once a market is all-digital, Charter can offer over 200 HD channels and faster Internet speeds in these areas.

        Charter also served approximately 4.6 million residential Internet customers as of June 30, 2014. Its Internet service is available in a variety of download speeds up to 100 megabits per second (Mbps) and upload speeds of up to 5 Mbps. As of June 30, 2014, over 80% of Charter's residential Internet customers have at least 30 Mbps download speed which currently is the minimum speed it offers.

        Charter provided voice service to approximately 2.4 million residential customers as of June 30, 2014. Its voice services typically include unlimited local and long distance calling to the U.S., Canada and Puerto Rico, plus other features, including voicemail, call waiting and caller ID.

        Through Charter's Business®, it provides scalable, tailored broadband communications solutions to business and carrier organizations, such as video entertainment services, Internet access, business telephone services, data networking and fiber connectivity to cellular towers and office buildings. As of June 30, 2014, Charter served approximately 600,000 commercial primary service units, primarily small- and medium-sized commercial customers. Charter's advertising sales division, Charter Media®, provides local, regional and national businesses with the opportunity to advertise in individual markets on cable television networks.

        For the year ended December 31, 2013, Charter generated approximately $8.2 billion in revenue, of which approximately 84% was generated from Charter's residential video, Internet and voice services. Charter also generated revenue from providing video, Internet, voice and fiber connectivity services to commercial businesses and from the sale of advertising. Sales from residential triple play customers, Internet and video revenues and from commercial services have contributed to the majority of Charter's recent revenue growth.

        Charter has a history of net losses. Charter's net losses are principally attributable to insufficient revenue to cover the combination of operating expenses, interest expenses that Charter incurs on its debt, depreciation expenses resulting from the capital investments Charter has made (and continues to make) in its cable properties, amortization expenses related to its customer relationship intangibles and non-cash taxes resulting from increases in its deferred tax liabilities.

        In July 2013, Charter and Charter Operating acquired Bresnan Broadband Holdings, LLC and its subsidiaries (collectively, Bresnan) from a wholly-owned subsidiary of Cablevision Systems Corporation for $1.625 billion in cash, subject to a working capital adjustment and a reduction for certain funded indebtedness of Bresnan (the Bresnan Acquisition). Bresnan manages cable operating systems in Colorado, Montana, Wyoming and Utah that pass approximately 670,000 homes and serve approximately 375,000 residential and commercial customer relationships.

Products and Services

        Through its hybrid fiber and coaxial cable network, Charter offers its customers traditional cable video services, as well as advanced video services (such as OnDemand, HD television, and DVR service), Internet services and voice services. Charter's voice services are primarily provided using VoIP technology, to transmit digital voice signals over its systems. Charter's video, Internet, and voice services are offered to residential and commercial customers on a subscription basis, with prices and related charges based on the types of service selected, whether the services are sold as a "bundle" or on an individual basis, and the equipment necessary to receive the services.

        The following table summarizes Charter's customer statistics for video, Internet and voice as of June 30, 2014 and 2013.

	Approximate as of June 30,
	2014(a)	2013(a)
Residential
Video(b)	4,166	3,917
Internet(c)	4,568	3,924
Voice(d)	2,360	2,019
Residential PSUs(e)	11,094	9,860
Residential Customer Relationships(f)	5,700	5,096
Monthly Residential Revenue per Residential Customer(g)	$110.81	$108.67
Commercial
Video(b)(h)	154	156
Internet(c)	282	214
Voice(d)	164	119
Commercial PSUs(e)	600	489
Commercial Customer Relationships(f)(h)	385	329

(a)
Charter calculates the aging of customer accounts based on the monthly billing cycle for each account. On that basis, at June 30, 2014 and 2013, customers include approximately 15,400 and 9,600 customers, respectively, whose accounts were over 60 days past due in payment, approximately 1,300 and 900 customers, respectively, whose accounts were over 90 days past due in payment, and approximately 700 and 700 customers, respectively, whose accounts were over 120 days past due in payment.

(b)
"Video customers" represent those customers who subscribe to Charter's video cable services. Charter's methodology for reporting residential video customers generally excludes units under bulk arrangements, unless those units have a digital set-top box, thus a direct billing relationship. As Charter completes its all-digital transition, bulk units are supplied with digital set-top boxes adding to Charter's bulk digital upgrade customers. Second quarter 2014 and 2013 residential video net additions include 15,000 and 6,000, respectively, bulk video units as a result of adding digital set-top boxes to bulk units.

(c)
"Internet customers" represent those customers who subscribe to Charter's Internet service.

(d)
"Voice customers" represent those customers who subscribe to Charter's voice service.

(e)
"Primary Service Units" or "PSUs" represent the total of video, Internet and voice customers.

(f)
"Customer Relationships" include the number of customers that receive one or more levels of service, encompassing video, Internet and voice services, without regard to which service(s) such customers receive. This statistic is computed in accordance with the guidelines of the National Cable & Telecommunications Association (NCTA). Commercial customer relationships include video customers in commercial structures, which are calculated on an EBU basis (see footnote (h)) and non-video commercial customer relationships.

(g)
"Monthly Residential Revenue per Residential Customer" is calculated as total residential video, Internet and voice quarterly revenue divided by three divided by average residential customer relationships during the respective quarter.

(h)
Included within commercial video customers are those in commercial structures, which are calculated on an equivalent bulk unit (EBU) basis. Charter calculates EBUs by dividing the bulk price charged to accounts in an area by the published rate charged to non-bulk residential customers in that market for the comparable tier of service. This EBU method of estimating basic video customers is consistent with the methodology used in determining costs paid to programmers and is consistent with the methodology used by other multiple system operators. As Charter increases its published video rates to residential customers without a corresponding increase in the prices charged to commercial service customers, its EBU count will decline even if there is no real loss in commercial service customers. For example, commercial video customers decreased by 5,000 and 10,000 during the three months ended March 31, 2014 and 2013, respectively, due to published video rate increases and other revisions to customer reporting methodology.

  Video Services

        In 2013, residential video services represented approximately 49% of Charter's total revenues. Charter's video service offerings include the following:

  •
  Video.  All of Charter's video customers receive a package of basic programming which generally consists of local broadcast television, local community programming, including governmental and public access, and limited satellite-delivered or non-broadcast channels, such as weather, shopping and religious programming. Charter's digital video services include a digital set-top box, an interactive electronic programming guide with parental controls, an expanded menu of digital tiers, premium and pay-per-view channels, including OnDemand (available nearly everywhere), digital quality music channels and the option to also receive a cable card. In addition to video programming, digital video service enables customers to receive Charter's advanced video services such as DVR's and HD television. Premium channels provide original programming, commercial-free movies, sports, and other special event entertainment programming. Although Charter offers subscriptions to premium channels on an individual basis, it offers an increasing number of digital video and premium channel packages, and offers premium channels combined with its advanced video services. Much of Charter's programming is now offered OnDemand and increasingly over the Internet.

  •
  OnDemand, Subscription OnDemand and Pay-Per-View.  In most areas, Charter offers OnDemand service which allows customers to select from 10,000 or more titles at any time. OnDemand includes standard definition, HD and three dimensional (3D) content. OnDemand programming options may be accessed for free if the content is associated with the customer's linear subscription, or for a fee on a transactional basis. OnDemand services may also be offered on a subscription basis included in a digital tier premium channel subscription or for a monthly fee. Pay-per-view channels allow customers to pay on a per-event basis to view a single showing of a recently released movie, a one-time special sporting event, music concert, or similar event on a commercial-free basis.

  •
  High Definition Television.  HD television offers Charter's digital customers certain video programming at a higher resolution to improve picture and audio quality versus standard basic or digital video images. In 2014, Charter plans to complete its transition to all-digital transmission of channels which will allow it to increase the number of HD channels offered to more than 200 in substantially all of its markets.

  •
  Digital Video Recorder.  DVR service enables customers to digitally record programming and to pause and rewind live programming. Charter customers may lease multiple DVR set-top boxes to maximize recording capacity on multiple televisions in the home. Most of Charter customers also have the ability to program their DVR's remotely via tablet and phone applications or its website.

  •
  Charter TV App.  The Charter TV App enables Charter video customers to search and discover content on a variety of customer owned devices, including the iPhone®, iPad®, and iPod Touch®, as well as the most popular Android™ based tablets. The Charter TV App allows customers to watch over 100 channels of cable TV and use the device as a remote to control their digital set-top box while in their home. It also allows customers the ability to browse Charter's program guide, search for programming, and schedule DVR recordings from inside and outside the home. Charter's online offerings include many of its largest and most popular networks. Charter also currently offers content already available online through Charter.net such as HBO Go® and WatchESPN® with other online content. Charter is currently testing a network based user interface with the same look and feel of the Charter TV App. The user interface is being designed to work with all of Charter's existing and future set-top boxes. A second alternative is to deploy the user interface to the majority of Charter's existing set-top boxes and all of its new set-top boxes which are Data Over Cable Service Interface Specification (DOCSIS) enabled.

  Internet Services

        In 2013, residential Internet services represented approximately 27% of Charter's total revenues. Approximately 94% of Charter's estimated passings have DOCSIS 3.0 wideband technology, allowing Charter to offer multiple tiers of Internet services with speeds up to 100 Mbps download to its residential customers. Charter's Internet services also include its Internet portal, Charter.net, which provides multiple e-mail addresses, as well as variety of content and media from local, national and international providers including entertainment, games, news and sports. Finally, Charter Security Suite is included with Charter Internet services and protects computers from viruses and spyware and provides parental control features.

        Accelerated growth in the number of IP devices and bandwidth used in homes has created a need for faster speeds and greater reliability. Charter is focused on providing services to fill those needs. In 2013, Charter reintroduced an in-home WiFi product permitting customers to lease a high performing wireless router to maximize their wireless Internet experience. Charter's base Internet speed offering is 30 Mbps download and it offers speeds up to 100 Mbps in all of its markets. As Charter completes the all-digital initiative, it expects to increase its minimum offered Internet speed to 60 Mbps, and 100 Mbps in certain markets, with the ability to go faster.

  Voice Services

        In 2013, residential voice services represented approximately 8% of Charter's total revenues. Charter provides voice communications services primarily using VoIP technology to transmit digital voice signals over its network. Charter Voice includes unlimited nationwide calling, voicemail, call waiting, caller ID, call forwarding and other features. Charter Voice also provides international calling either by the minute or through packages of minutes per month. For Charter Voice and video customers, caller ID on TV is available.

  Commercial Services

        In 2013, commercial services represented approximately 10% of Charter's total revenues. Commercial services offered through Charter Business include scalable broadband communications solutions for businesses and carrier organizations of all sizes such as Internet access, data networking, fiber connectivity to cellular towers and office buildings, video entertainment services and business telephone services.

  •
  Small Business.  Charter offers small businesses (1 - 19 employees) services similar to its residential offerings including a full range of video programming tiers and music services, coax Internet speeds up to 100 Mbps downstream and up to 7 Mbps upstream in its DOCSIS 3.0 markets, a set of business cloud services including web hosting, e-mail and security, and multi-line telephone services with more than 30 business features including web-based service management.

  •
  Medium Business.  In addition to its other offerings, Charter also offers medium sized businesses (20-199 employees) more complex products such as fiber Internet with symmetrical speeds of up to 1 Gbps and voice trunking services such as Primary Rate Interface (PRI) and Session Initiation Protocol (SIP) Trunks which provide higher-capacity voice services. Charter also offers Metro Ethernet service that connects two or more locations for commercial customers with geographically dispersed locations with speeds up to 10 Gbps. Metro Ethernet service can also extend the reach of the customer's local area network or "LAN" within and between metropolitan areas.

  •
  Large Business.  Charter offers large businesses (200+ employees) with multiple sites more specialized solutions such as custom fiber networks, Metro and long haul Ethernet, PRI and SIP Trunk services.

  •
  Carrier Wholesale.  Charter offers high-capacity last-mile data connectivity services to wireless and wireline carriers, Internet Service Providers (ISPs) and other competitive carriers on a wholesale basis.

  Sale of Advertising

        In 2013, sales of advertising represented approximately 4% of Charter's total revenues. Charter receives revenues from the sale of local advertising on satellite-delivered networks such as MTV®, CNN® and ESPN®. In any particular market, Charter generally inserts local advertising on up to 40 channels. Charter also sells advertising on its Internet portal, Charter.net. In most cases, the available advertising time is sold by Charter's sales force, however in some cases, Charter enters into representation agreements with contiguous cable system operators under which another operator in the area will sell advertising on its behalf for a percentage of the revenue. In some markets, Charter sells advertising on behalf of other operators.

        Charter has deployed Enhanced TV Binary Interchange Format (EBIF) technology to set-top boxes in most service areas within the Charter footprint. EBIF is a technology foundation that will allow Charter to deliver enhanced and interactive television applications and enable Charter's video customers to use their remote control to interact with their television programming and its advertisements. EBIF will enable Charter's customers to request such items as coupons, samples, and brochures from advertisers.

        From time to time, certain of Charter's vendors, including programmers and equipment vendors, have purchased advertising from Charter. For the years ending December 31, 2013, 2012 and 2011, Charter had advertising revenues from vendors of approximately $41 million, $59 million and $51 million, respectively. These revenues resulted from purchases at market rates pursuant to binding agreements.

  Pricing of Charter's Products and Services

        Charter's revenues are derived principally from the monthly fees customers pay for the services it provides. Charter typically charges a one-time installation fee which is sometimes waived or discounted during certain promotional periods. The prices Charter charges for its products and services vary based on the level of service the customer chooses and in some cases the geographic market. In accordance with FCC rules, the prices Charter charges for video cable-related equipment, such as set-top boxes and remote control devices, and for installation services, are based on actual costs plus a permitted rate of return in regulated markets.

        In mid-2012, Charter launched a new pricing and packaging approach which emphasizes the triple play products of video, Internet and voice services and combines Charter's most popular services in core packages at a fair price. Charter believes the benefits of this new approach are:

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  simplicity for both Charter's customers in understanding its offers, and its employees in service delivery;

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  the ability to package more services at the time of sale and include more product in each service, thus increasing revenue per customer;

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  higher product offering quality through more HD channels, improved pricing for HD and HD/DVR equipment and faster Internet speeds;

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  lower expected churn as a result of higher customer satisfaction; and

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  gradual price increases at the end of promotional periods.

        As of December 31, 2013, approximately 64% of Charter's customers, or 68% excluding those acquired in the Bresnan Acquisition, are in the new pricing and packaging plan.

Charter's Network Technology

        Charter's network includes three components: the national backbone, regional/metro networks and the "last-mile" network. Both Charter's national backbone and regional/metro network components utilize or plan to utilize a redundant Internet Protocol (IP) ring/mesh architecture with the capability to differentiate quality of service for each residential or commercial product offering. The national backbone provides connectivity from the regional demarcation points to nationally centralized content, connectivity and services. The regional/metro network components provide connectivity between the regional demarcation points and headends within a specific geographic area and enable the delivery of content and services between these network components.

        Charter's last-mile network utilizes a traditional hybrid fiber coaxial cable (HFC) architecture, which combines the use of fiber optic cable with coaxial cable. In most systems, Charter delivers its signals via fiber optic cable from the headend to a group of nodes, and uses coaxial cable to deliver the signal from individual nodes to the homes served by that node. For Charter's fiber Internet, Ethernet, carrier wholesale, SIP and PRI commercial customers, fiber optic cable is extended from the individual nodes all the way to the customer's site. On average, Charter's system design enables up to 340 homes passed to be served by a single node and provides for six strands of fiber to each node, with two strands activated and four strands reserved for spares and future services. Charter believes that this hybrid network design provides high capacity and signal quality. The design also provides two-way signal capacity for the addition of further interactive services.

        HFC architecture benefits include:

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  bandwidth capacity to enable traditional and two-way video and broadband services;

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  dedicated bandwidth for two-way services, which avoids return signal interference problems that can occur with two-way communication capability; and

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  signal quality and high service reliability.

        Approximately 97% of Charter's estimated passings are served by systems that have bandwidth of 550 megahertz or greater and 98% are two-way activated as of December 31, 2013. This bandwidth capacity enables Charter to offer digital television, Internet services, voice services and other advanced video services.

        In 2013, Charter initiated a transition from analog to digital transmission of the channels it distributes which allows Charter to recapture bandwidth. Charter completed this transition in approximately 15% of its footprint in 2013 and expects to complete the initiative in 2014 across its remaining footprint. The all-digital platform enables Charter to offer a larger selection of HD channels, faster Internet speeds and better picture quality while providing greater plant security and lower transaction costs.

        In 2013, Charter initiated a trial of a network, or "cloud," based user interface designed to enable its customers to enjoy a common user interface with a state-of-the-art video experience on all existing and future set-top boxes. Charter plans to continue to trial and enhance this technology in 2014.

Management, Customer Care and Marketing

        Charters operations are centralized with its corporate office responsible for coordinating and overseeing operations including establishing company-wide strategies, policies and procedures. Sales and marketing, network operations, field operations, customer care, engineering, advertising sales, human resources, legal, government relations, information technology and finance are all directed at the corporate level. Regional and local field operations are responsible for servicing customers and maintenance and construction of outside plants.

        Charter continues to focus on improving the customer experience through improvements to its customer care processes, product offerings and the quality and reliability of its service. Charter's customer care centers are managed centrally. Charter has eight internal customer care locations which route calls to the appropriate agents, plus several third-party call center locations that through technology and procedures function as an integrated system. Charter also has two additional customer care locations acquired as part of the Bresnan Acquisition. Charter increased the portion of service calls handled by Charter employees in 2013 and intends to continue to do so in 2014. Charter also utilizes its website to enable its customers to view and pay their bills on-line, obtain information regarding their account or services, and perform various equipment troubleshooting procedures. Charter's customers may also obtain support through its on-line chat functionality. Charter increased its outside plant maintenance activities in 2012 and 2013 to improve the reliability and technical quality of its plant to avoid repeat trouble calls, which has resulted in reductions in the number of service-related calls to its care centers and in the number of trouble call truck rolls in 2012 and 2013.

        Charter's marketing strategy emphasizes its bundled services through targeted direct response marketing programs to existing and potential customers and increases awareness and value of the Charter brand. Marketing expenditures increased by $57 million, or 14%, over the year ended December 31, 2012 to $479 million for the year ended December 31, 2013 as a result of increased media investment and commercial marketing efforts. Charter's marketing organization creates and executes marketing programs intended to increase customers, retain existing customers and cross-sell additional products to current customers. Charter monitors the effectiveness of its marketing efforts, customer perception, competition, pricing, and service preferences, among other factors, to increase its customer responsiveness. Charter's marketing organization also manages and directs several sales channels including direct sales, on-line, outbound telemarketing and Charter stores.

Programming

  General

        Charter believes that offering a wide variety of programming influences a customer's decision to subscribe to and retain its cable services. Charter relies on its experience in programming cable systems, which includes market research, customer demographics and local programming preferences to determine channel offerings in each of its markets. Charter obtains basic and premium programming from a number of suppliers, usually pursuant to written contracts. Charter's programming contracts generally continue for a fixed period of time, usually from three to eight years, and are subject to negotiated renewal. Some programming suppliers offer financial incentives to support the launch of a channel and/or ongoing marketing support. Charter also negotiates volume discount pricing structures. Charter has more recently negotiated for additional content rights, allowing it to provide programming on-line to its authenticated customers.

  Costs

        Programming is usually made available to Charter for a license fee, which is generally paid based on the number of customers to whom Charter makes such programming available. Programming costs are usually payable each month based on calculations performed by it and are generally subject to annual cost escalations and audits by the programmers. Programming license fees may include "volume" discounts available for higher numbers of customers, as well as discounts for channel placement or service penetration. Some channels are available without cost to Charter for a limited period of time, after which Charter pays for the programming. For home shopping channels, Charter receives a percentage of the revenue attributable to its customers' purchases, as well as, in some instances, incentives for channel placement.

        Charter's programming costs have increased in every year it has operated in excess of customary inflationary and cost-of-living type increases. Charter expects them to continue to increase due to a variety of factors including amounts paid for retransmission consent, annual increases imposed by programmers with additional selling power as a result of media consolidation and additional programming, including new sports services and non-linear programming for on-line and OnDemand programming. In particular, sports programming costs have increased significantly over the past several years as well as increases in the demands of large media companies who link carriage of their most popular networks to carriage and cost increases for all of their networks. In addition, contracts to purchase sports programming sometimes provide for optional additional games to be added to the service and made available on a surcharge basis during the term of the contract. Additionally, programmers continue to create new networks and migrate popular programming such as sporting events to those networks.

        Federal law allows commercial television broadcast stations to make an election between "must-carry" rights and an alternative "retransmission-consent" regime. When a station opts for the retransmission-consent regime, Charter is not allowed to carry the station's signal without the station's permission. Continuing demands by owners of broadcast stations for cash payments at substantial increases over amounts paid in prior years in exchange for retransmission consent will increase Charter's programming costs or require it to cease carriage of popular programming, potentially leading to a loss of customers in affected markets.

        Over the past several years, increases in Charter's video service rates have not fully offset increasing programming costs, and with the impact of increasing competition and other marketplace factors, Charter does not expect them to do so in the foreseeable future. Although Charter passes along a portion of amounts paid for retransmission consent to the majority of its customers, its inability to fully pass these programming cost increases on to its video customers has had and is expected in the future to have an adverse impact on Charter's cash flow and operating margins associated with the video product. In order to mitigate reductions of Charter's operating margins due to rapidly increasing programming costs, Charter continues to review its pricing and programming packaging strategies, and plans to continue to migrate certain program services from its basic level of service to its digital tiers, remove underperforming services and limit the launch of non-essential, new networks.

        Charter has programming contracts that have expired and others that will expire at or before the end of 2014. Charter will seek to renegotiate the terms of these agreements. There can be no assurance that these agreements will be renewed on favorable or comparable terms. To the extent that Charter is unable to reach agreement with certain programmers on terms that it believes are reasonable, Charter has been, and may in the future be, forced to remove such programming channels from its line-up, which may result in a loss of customers.

Franchises

        As of December 31, 2013, Charter's systems operated pursuant to a total of approximately 3,300 franchises, permits, and similar authorizations issued by local and state governmental authorities. Such governmental authorities often must approve a transfer to another party. Most franchises are subject to termination proceedings in the event of a material breach. In addition, most franchises require Charter to pay the granting authority a franchise fee of up to 5.0% of revenues as defined in the various agreements, which is the maximum amount that may be charged under the applicable federal law. Charter is entitled to and generally does pass this fee through to the customer.

        Prior to the scheduled expiration of most franchises, Charter generally initiates renewal proceedings with the granting authorities. This process usually takes three years but can take a longer period of time. The Communications Act of 1934, as amended (the Communications Act), which is the primary federal statute regulating interstate communications, provides for an orderly franchise renewal process in which granting authorities may not unreasonably withhold renewals. In connection with the franchise renewal process, many governmental authorities require the cable operator to make certain commitments, such as building out certain of the franchise areas, customer service requirements, and supporting and carrying public access channels. Historically Charter has been able to renew its franchises without incurring significant costs, although any particular franchise may not be renewed on commercially favorable terms or otherwise. If Charter failed to obtain renewals of franchises representing a significant number of its customers, it could have a material adverse effect on Charter's consolidated financial condition, results of operations, or its liquidity, including Charter's ability to comply with its debt covenants. See "—Regulation and Legislation—Video Services—Franchise Matters."

Markets

        Charter operates in geographically diverse areas which are organized in regional clusters it calls key market areas. These key market areas are managed centrally on a consolidated level. Charter's twelve key market areas and the customer relationships within each market as of December 31, 2013 are as follows (in thousands):

Key Market Area	Total Customer Relationships
California	595
Carolinas	585
Central States	599
Alabama/Georgia	626
Michigan	644
Minnesota/Nebraska	346
Mountain States	384
New England	357
Northwest	499
Tennessee/Louisiana	530
Texas	193
Wisconsin	578

Ownership Interests

        We own an approximate 26% ownership interest in Charter. Under the Charter Stockholders Agreement, we have the right to nominate four directors to the Charter board of directors, subject to certain exclusions and requirements. We also have the right to cause one of our nominees to serve on the nominating and corporate governance, audit and compensation and benefits committees of the board, provided they meet the independence and other qualifications for membership on those committees.

TruePosition, Inc.

        TruePosition was incorporated on November 24, 1992. TruePosition develops and markets technology for locating wireless phones and other wireless devices on a cellular network, enabling wireless carriers and government agencies to provide public safety E-9-1-1 services domestically and services in support of national security and law enforcement worldwide. "E-9-1-1" or "Enhanced 9-1-1" refers to an FCC mandate requiring wireless carriers to implement wireless location capability. TruePosition's location system is a passive network overlay system designed to enable mobile wireless service providers to determine the location of all network wireless devices, including cellular and PCS telephones. Using its patented U-TDOA and other technologies, TruePosition's location system calculates the latitude and longitude of a designated wireless telephone or transmitter and forwards the information in real time to application software. TruePosition's offerings cover major wireless air interfaces including CDMA, GSM and UMTS, and an offering for LTE is currently under development.

        TruePosition earns revenue from the sale of hardware and licensing of software required to generate location records for wireless phones and other wireless devices on a cellular network and from the design, installation, testing and commissioning of such hardware and software. In addition, TruePosition earns software maintenance revenue through the provision of ongoing technical and software support.

        TruePosition's location system competes against a number of other satellite and terrestrial based location technology offerings. In addition, there are a number of new location technologies in development which may further increase competition to be a location solution for new air interfaces and to meet more stringent accuracy standards.

        On February 14, 2014, TruePosition completed the acquisition of Skyhook. Skyhook is a provider of hybrid wireless positioning technology and contextual location intelligence worldwide. Skyhook is a global location network with more than 1 billion geocoded access points and over 13 million venues. The large amount of data collected by Skyhook powers all of its products, providing a location for any mobile app or device and delivering it with context. Skyhook utilizes demographics to create a way for companies and agencies to gather increased and contextual data on consumers' mobile behavior, improving mobile customer experience, and allowing advertisers to reach their audiences in new and relevant ways.

        Skyhook earns revenue from device manufacturers and application providers by enabling devices and applications to access and utilize location information from Skyhook's location system.

Geographic Areas

        Please see Note 13—Segment Information of our Combined Financial Statements included in this prospectus for certain financial information in each geographic area in which we conduct business.

Regulatory Matters

Charter

        The following summary addresses the key regulatory and legislative developments affecting the cable industry and Charter's three primary services for both residential and commercial customers: video service, Internet service, and voice service. Cable system operations are extensively regulated by the federal government (primarily the FCC), certain state governments, and many local governments. A failure to comply with these regulations could subject Charter to substantial penalties. Charter's business can be significantly impacted by changes to the existing regulatory framework, whether triggered by legislative, administrative, or judicial rulings. Congress and the FCC have frequently revisited the subject of communications regulation and are likely to do so again in the future.

Video Service

  Cable Rate Regulation

        Federal regulations currently restrict the prices that cable systems charge for the minimum level of video programming service, referred to as "basic service," and associated equipment. All other video service offerings are now universally exempt from rate regulation. Although basic service rate regulation operates pursuant to a federal formula, local governments, commonly referred to as local franchising authorities, are primarily responsible for administering this regulation. The majority of Charter's local franchising authorities have never been certified to regulate basic service cable rates (and order rate reductions and refunds), but they generally retain the right to do so (subject to potential regulatory limitations under state franchising laws), except in those specific communities facing "effective competition," as defined under federal law. Charter has secured FCC recognition of effective competition, and become rate deregulated, in many of its communities.

        Congress may adopt new constraints on the retail pricing or packaging of cable programming. Any such constraints could adversely affect Charter's operations.

  Must Carry/Retransmission Consent

        There are two alternative legal methods for carriage of local broadcast television stations on cable systems. Federal "must carry" regulations require cable systems to carry local broadcast television stations upon the request of the local broadcaster. Alternatively, federal law includes "retransmission consent" regulations, by which popular commercial television stations can prohibit cable carriage unless the cable operator first negotiates for "retransmission consent," which may be conditioned on significant payments or other concessions. Popular stations invoking "retransmission consent" have been demanding substantial compensation increases in their recent negotiations with cable operators, thereby significantly increasing Charter's operating costs.

  Access Channels

        Local franchise agreements often require cable operators to set aside certain channels for public, educational, and governmental access programming. Federal law also requires cable systems to designate up to 15% of their channel capacity for commercial leased access by unaffiliated third parties, who may offer programming that Charter's customers do not particularly desire. The FCC adopted rules in 2007 reducing the rates that operators can charge commercial leased access users. The effect of the FCC's new rules was stayed by a federal court, pending a cable industry appeal and an adverse finding by the Office of Management and Budget. Although commercial leased access activity historically has been relatively limited, increased activity in this area could further burden the channel capacity of Charter's cable systems.

  Pole Attachments

        The Communications Act requires most utilities owning utility poles to provide cable systems with access to poles and conduits and simultaneously subjects the rates charged for this access to either federal or state regulation. In 2011, the FCC amended its existing pole attachment rules to promote broadband deployment. The 2011 order maintains the favorable basic rate formula applicable to "cable" attachments, but reduces the rate formula previously applicable to "telecommunications" attachments. The FCC and the U.S. Court of Appeals for the District of Columbia Circuit (D.C. Circuit) subsequently affirmed the new rules. Although the order maintains the status quo treatment of cable-provided VoIP service as an unclassified service eligible for the favorable cable rate, any change in classification of cable-provided VoIP service could adversely impact Charter's pole attachment rates.

  Cable Equipment

        The FCC has adopted regulations to assure the development of an independent retail market for "navigation devices," such as cable set-top boxes. As a result, the FCC generally requires cable operators to make a separate offering of security modules (i.e., a CableCARD) that can be used with retail navigation devices, and to use these separate security modules even in their own set-top boxes. The FCC commenced a proceeding in 2010 to adopt standards for a successor technology to CableCARD that would involve the development of smart video devices that are compatible with any multichannel video programming distributor service in the United States. Some of the FCC's rules requiring support for CableCARDs were vacated by the D.C. Circuit in 2013, and the FCC is considering the adoption of replacement rules. Either of the above proceedings could result in additional equipment-related obligations. In April 2013, Charter received a two-year waiver from the FCC's "integration ban," which otherwise requires all new leased cable set-top boxes to have separable security such as CableCARDs. A condition to the waiver is the requirement for Charter to meet certain milestones regarding downloadable security. By the end of the waiver period, Charter intends to have deployed a downloadable security system that will comply with the integration ban without the use of CableCARDs.

  MDUs / Inside Wiring

        The FCC has adopted regulations to foster competition with established cable operators in MDU complexes. These regulations allow Charter's competitors to access certain existing cable wiring inside MDUs. The FCC regulations also limit the ability of established cable operators, like Charter, to enter into exclusive service contracts for MDU complexes.

  Privacy and Information Security Regulation

        The Communications Act limits Charter's ability to collect and disclose subscribers' personally identifiable information for its video, voice, and Internet services and provides requirements to safeguard such information. Charter is subject to additional federal, state, and local laws and regulations that impose additional restrictions on the collection, use and disclosure of consumer, subscriber and employee information. Further, the FCC, the Federal Trade Commission (FTC), and many states regulate and restrict the marketing practices of cable operators, including telemarketing and online marketing efforts. Various federal agencies, including the FTC, are now considering new restrictions affecting the use of personal and profiling data for online advertising. Charter's operations are also subject to federal and state laws governing information security, including rules requiring customer notification in the event of an information security breach. Congress is considering the adoption of new data security and cybersecurity legislation that could result in additional network and information security requirements for Charter's business.

  Other FCC Regulatory Matters

        Additional FCC regulations affect Charter's operations to varying degrees, including, among other things: (1) equal employment opportunity obligations; (2) customer service standards; (3) technical service standards; (4) mandatory blackouts of certain network, syndicated and sports programming; (5) restrictions on political advertising; (6) restrictions on advertising in children's programming; (7) licensing of systems and facilities; (8) maintenance of public files; (9) emergency alert systems; and (10) disability access, including new requirements governing video-description and closed-captioning. Congress or the FCC may expand or modify its regulation of cable systems in the future, which could further impact Charter's businesses.

  Copyright

        Cable systems are subject to a federal copyright compulsory license covering carriage of television and radio broadcast signals. The possible modification or elimination of this compulsory copyright license is the subject of continuing legislative proposals and administrative review and could adversely affect Charter's ability to obtain desired broadcast programming. Pursuant to the Satellite Television Extension and Localism Act of 2010, which expires in 2014 unless extended by Congress, the Copyright Office, the Government Accountability Office and the FCC all issued reports to Congress in 2011 that generally support an eventual phase-out of the compulsory licenses, although they also acknowledge the potential adverse impact on cable subscribers and the absence of any clear marketplace alternative to the compulsory license. If adopted, a phase-out plan could adversely affect Charter's ability to obtain certain programming and substantially increase its programming costs. Legislation to extend the compulsory copyright license is pending in Congress.

        Copyright clearances for non-broadcast programming services are arranged through private negotiations. Cable operators also must obtain music rights for locally originated programming and advertising from the major music performing rights organizations.

  Franchise Matters

        Cable systems generally are operated pursuant to nonexclusive franchises granted by a municipality or other state or local government entity in order to utilize and cross public rights-of-way. Cable franchises generally are granted for fixed terms and in many cases include monetary penalties for noncompliance and may be terminable if the franchisee fails to comply with material provisions. The specific terms and conditions of cable franchises vary significantly between jurisdictions. Cable franchises generally contain provisions governing cable operations, franchise fees, system construction, maintenance, technical performance, customer service standards, and changes in the ownership of the franchisee. Although local franchising authorities have considerable discretion in establishing franchise terms, there are certain federal protections that benefit cable operators, such as federal caps on local franchise fees and franchise renewal procedures designed to protect incumbent franchisees from arbitrary denials of renewal. Even if a franchise is renewed, however, the local franchising authority may seek to impose new and more onerous requirements as conditions of renewal, or may impose such requirements as conditions to approval of the purchase or sale of a cable system.

        The traditional cable franchising regime has undergone significant change as a result of various federal and state actions. The FCC has adopted rules that streamline entry for new competitors (particularly those affiliated with telephone companies) and reduce certain franchising burdens for these new entrants. The FCC adopted more modest relief for existing cable operators. A substantial number of states have adopted new franchising laws to streamline entry for new competitors. These new franchising laws often provide advantages for new entrants that are not immediately available to existing cable operators until, for example, the existing franchise expires or a competitor directly enters the franchise territory. The exact nature of these state franchising laws, and their varying application to new and existing video providers, will impact Charter's franchising obligations and its competitive position.

Internet Service

        On January 14, 2014, the D.C. Circuit Court of Appeals, in Verizon v. FCC, struck down major portions of the FCC's 2010 "net neutrality" rules governing the operating practices of broadband Internet access providers such as Charter. The FCC originally designed the rules to ensure an "open Internet" and included three key requirements for broadband providers: 1) a prohibition against blocking websites or other online applications; 2) a prohibition against unreasonable discrimination among Internet users or among different websites or other sources of information; and 3) a transparency requirement compelling the disclosure of network management policies. The Court struck down the first two requirements, concluding that they constitute "common carrier" restrictions that are not permissible given the FCC's earlier decision to classify Internet access as an "information service," rather than a "telecommunications service." The Court upheld the FCC's transparency requirement and the FCC's authority to adopt regulations regarding the Internet. On May 15, 2014, the FCC issued the Notice regarding new open Internet rules in which the FCC proposes, among other things, to retain the definitions and scope of the 2010 rules, enhance the disclosure rule, and require broadband providers to comply with an enforceable legal standard of commercially reasonable practices. The Notice also seeks comment regarding whether certain practices, such as paid prioritization for content, application and service providers, should be prohibited. The FCC intends to adopt revised open Internet rules this year.

        As the Internet has matured, it has become the subject of increasing regulatory interest. Congress and federal regulators have adopted a wide range of measures directly or potentially affecting Internet use, including, for example, consumer privacy, copyright protections, defamation liability, taxation, obscenity, and unsolicited commercial e-mail. Charter's Internet services are subject to the CALEA requirements regarding law enforcement surveillance. Content owners are now seeking additional legal mechanisms to combat copyright infringement over the Internet. Pending and future legislation in this area could adversely affect Charter's operations as an Internet service provider and its relationship with its Internet customers. State and local governmental organizations have also adopted Internet-related regulations. These various governmental jurisdictions are also considering additional regulations in these and other areas, such as privacy, pricing, service and product quality, and taxation. The adoption of new Internet regulations or the adaptation of existing laws to the Internet could adversely affect Charter's business.

Voice Service

        The Telecommunications Act of 1996 created a more favorable regulatory environment for Charter to provide telecommunications and/or competitive voice services than had previously existed. In particular, it established requirements ensuring that competitive telephone companies could interconnect their networks with those providers of traditional telecommunications services to open the market to competition. The FCC has subsequently ruled that competitive telephone companies that support VoIP services, such as those Charter offers its customers, are entitled to interconnection with incumbent providers of traditional telecommunications services, which ensures that Charter's VoIP services can compete in the market. New rules or obligations arising from ongoing FCC rulemaking proceedings regarding interconnection and IP technology matters may affect Charter's ability to compete in the provision of voice services. On November 18, 2011, the FCC released an order, which was affirmed by the Tenth Circuit Court of Appeals on May 23, 2014, significantly changing the rules governing intercarrier compensation payments for the origination and termination of telephone traffic between carriers. The new rules will result in a substantial decrease in intercarrier compensation payments over a multi-year period, which will affect both the amounts that Charter pays to other carriers and the amounts that Charter receives from other carriers. The schedule and magnitude of these decreases, however, will vary depending on the nature of the carriers and the telephone traffic at issue, and the FCC's new ruling initiates further implementation rulemakings.

        Further regulatory changes are being considered that could impact Charter's voice business and that of its primary telecommunications competitors. The FCC and state regulatory authorities are considering, for example, whether certain common carrier regulations traditionally applied to incumbent local exchange carriers should be modified or reduced, and the extent to which common carrier requirements should be extended to VoIP providers. The FCC has already determined that certain providers of voice services using IP technology must comply with requirements regarding E-9-1-1, the CALEA regarding law enforcement surveillance of communications, Universal Service Fund contributions, customer privacy and Customer Proprietary Network Information issues, number portability, disability access, regulatory fees, and discontinuance of service. In March 2007, a federal appeals court affirmed the FCC's decision concerning federal regulation of certain VoIP services, but declined to specifically find that VoIP service provided by cable companies should be regulated only at the federal level. As a result, some states have begun proceedings to subject cable VoIP services to state level regulation. Although Charter has registered with, or obtained certificates or authorizations from, the FCC and the state regulatory authorities in those states in which it offers competitive voice services in order to ensure the continuity of its services and to maintain needed network interconnection arrangements, it is unclear whether and how these and other ongoing regulatory matters ultimately will be resolved.

TruePosition

        TruePosition's wireless phone and device location technology enables wireless carriers, governments and other enterprises to provide E-9-1-1 services domestically and other location-based services domestically and worldwide. The FCC's wireless E-9-1-1 rules apply to all wireless licensees, broadband personal communications services licensees, and certain specialized mobile radio licensees. Such carriers must provide a 911 call center, called a local public safety answering point (PSAP) under FCC rules, with the telephone number of the originator of a wireless 9-1-1 call and the location of the cell site or base station transmitting the call. In addition, upon a valid request by a PSAP, such carriers must provide more precise information to the PSAP, such as the latitude and longitude of the caller.

        The E-9-1-1 location accuracy requirements adopted by the FCC in 1996 has not been applied to indoor wireless callers. However, because of the increased use of wireless phones indoors and advances in location technology, the FCC intends to adopt indoor location requirements to assist first responders. On February 20, 2014, the FCC adopted a Third Further Notice of Proposed Rulemaking in its E-9-1-1 location accuracy proceeding (Third Further Notice). The regulations proposed in the Third Further Notice would require wireless carriers to provide the following indoor location information: (1) horizontal location within 50 meters of the caller for 67% of 911 calls placed from indoor environments within two years of the effective date of adoption of the rules, and for 80% of indoor calls within five years; and (2) vertical location within three meters of the caller for 67 percent of indoor 911 calls within three years of adoption of the rules, and for 80% of calls within five years. As with the existing E-9-1-1 regulations, the Third Further Notice requires wireless carriers to comply with these indoor requirements at either the county or PSAP geographic level. The Third Further Notice also proposes to adopt a 30 second maximum time period allowed for a wireless provider to generate a location fix and to require wireless providers to inform PSAPs of the specific location technology used to generate location information for each call. The period for public comment on the Third Further Notice has closed. The FCC may issue new regulations in response to the Third Further Notice later this year or in 2015.

        Various U.S and foreign regulatory requirements apply, or may apply in the future, to the global positioning technologies and services offered by Skyhook. Skyhook's use of personal information must comply with all applicable consumer and data protection laws in the United States and abroad. Legislatures and regulatory agencies in the U.S., Europe and elsewhere continue to implement additional consumer and data protection requirements.

Competition

Charter

        Charter faces competition for both residential and commercial customers in the areas of price, service offerings, and service reliability. In its residential business, Charter competes with other providers of video, high-speed Internet access, voice services, and other sources of home entertainment. In its commercial business, Charter competes with other providers of video, high-speed Internet access and related value-added services, fiber solutions, business telephony, and Ethernet services. Charter operates in a competitive business environment, which can adversely affect the results of its business and operations. Charter cannot predict the impact on it of broadband services offered by its competitors.

        In terms of competition for customers, Charter views itself as a member of the broadband communications industry, which encompasses multi-channel video for television and related broadband services, such as high-speed Internet, voice, and other interactive video services. In the broadband communications industry, Charter's principal competitors for video services are DBS and telephone companies that offer video services. Charter's principal competitors for high-speed Internet services are the broadband services provided by telephone companies, including both traditional DSL, fiber-to-the-node, and fiber-to-the-home offerings. Charter's principal competitors for voice services are established telephone companies, other telephone service providers, and other carriers, including VoIP providers. At this time, Charter does not consider other cable operators to be significant competitors in its overall market, as overbuilds are infrequent and geographically spotty (although in any particular market, a cable operator overbuilder would likely be a significant competitor at the local level). Charter could, however, face additional competition from other cable operators if they began distributing video over the Internet to customers residing outside their current territories.

Charter's key competitors include:

DBS

        Direct broadcast satellite is a significant competitor to cable systems. The two largest DBS providers now serve more than 34 million subscribers nationwide. DBS service allows the subscriber to receive video services directly via satellite using a dish antenna.

        Video compression technology and high powered satellites allow DBS providers to offer more than 280 digital channels. In 2013, major DBS competitors were especially competitive with promotional pricing for more basic services. While Charter continues to believe that the initial investment by a DBS customer exceeds that of a cable customer, the initial equipment cost for DBS has decreased substantially, as the DBS providers have aggressively marketed offers to new customers of incentives for discounted or free equipment, installation, and multiple units. DBS providers are able to offer service nationwide and are able to establish a national image and branding with standardized offerings, which together with their ability to avoid franchise fees of up to 5% of revenues and property tax, leads to greater efficiencies and lower costs in the lower tiers of service. Charter believes that cable-delivered OnDemand and Subscription OnDemand services, which include HD programming, are superior to DBS service, because cable headends can provide two-way communication to deliver many titles which customers can access and control independently, whereas DBS technology can only make available a much smaller number of titles with DVR-like customer control. DBS providers have also made attempts at deployment of Internet access services via satellite, but those services have been technically constrained and of limited appeal.

Telephone Companies and Utilities

        Incumbent telephone companies, including AT&T and Verizon, offer video and other services in competition with Charter, and Charter expects they will increasingly do so in the future. These companies are able to offer two-way video, data services and provide digital voice services similar to Charter's in various portions of their networks. In the case of Verizon, FiOS high-speed data services offer speeds as high as or higher than Charter's. In addition, these companies continue to offer their traditional telephone services, as well as service bundles that include wireless voice services provided by affiliated companies. Based on internal estimates, Charter believes that AT&T and Verizon are offering video services in areas serving approximately 30% and 4%, respectively, of its estimated passings and Charter has experienced customer losses in these areas. AT&T and Verizon have also launched campaigns to capture more of the MDU market. AT&T has publicly stated that it expects to roll out its video product beyond the territories currently served although it is unclear where and to what extent. When AT&T or Verizon have introduced or expanded their offering of video products in Charter's market areas, Charter has seen a decrease in its video revenue as AT&T and Verizon typically roll out aggressive marketing and discounting campaigns to launch their products.

        In addition to incumbent telephone companies obtaining franchises or alternative authorizations in some areas, and seeking them in others, they have been successful through various means in reducing or streamlining the franchising requirements applicable to them. They have had significant success at the federal and state level in securing FCC rulings and numerous statewide franchise laws that facilitate telephone company entry into the video marketplace. Because telephone companies have been successful in avoiding or reducing franchise and other regulatory requirements that remain applicable to cable operators like Charter, their competitive posture has often been enhanced. The large scale entry of incumbent telephone companies as direct competitors in the video marketplace has adversely affected the profitability and valuation of Charter's cable systems.

        Most telephone companies, including AT&T and Verizon, which already have plant, an existing customer base, and other operational functions in place (such as billing and service personnel), offer Internet access via traditional DSL service. DSL service allows Internet access to subscribers at data transmission speeds greater than those formerly available over conventional telephone lines. Charter believes DSL service is an alternative to its high-speed Internet service and is often offered at prices lower than its Internet services, although typically at speeds lower than the speeds Charter offers. DSL providers may currently be in a better position to offer voice and data services to businesses since their networks tend to be more complete in commercial areas. Charter expects DSL to remain a significant competitor to its high-speed Internet services.

        Many large telephone companies also provide fiber-to-the-node or fiber-to-the-home services in select areas of their footprints. Fiber-to-the-node networks can provide faster Internet speeds than conventional DSL, but still cannot typically match Charter's Internet speeds. Charter's primary fiber-to-the-node competitor is AT&T's U-verse. The competition from U-verse is expected to intensify over time as AT&T completes the expansion plans announced in late 2012. Fiber-to-the-home networks, however, can provide Internet speeds equal to or greater than Charter's current Internet speeds. Verizon's FiOS is the primary fiber-to-the-home competitor.

        Charter's voice service competes directly with incumbent telephone companies and other carriers, including Internet-based VoIP providers, for both residential and commercial voice service customers. Because Charter offers voice services, it is subject to considerable competition from such companies and other telecommunications providers, including wireless providers with an increasing number of consumers choosing wireless over wired telephone services. The telecommunications and voice services industry is highly competitive and includes competitors with greater financial and personnel resources, strong brand name recognition, and long-standing relationships with regulatory authorities and customers. Moreover, mergers, joint ventures and alliances among Charter's competitors have resulted in providers capable of offering cable television, Internet, and voice services in direct competition with Charter.

        Additionally, Charter is subject to limited competition from utilities and/or municipal utilities (collectively, Utilities) that possess fiber optic transmission lines capable of transmitting signals with minimal signal distortion. Certain Utilities are also developing broadband over power line technology, which may allow the provision of Internet, phone and other broadband services to homes and offices.

Traditional Overbuilds

        Cable systems are operated under non-exclusive franchises historically granted by state and local authorities. More than one cable system may legally be built in the same area. Franchising authorities may grant a second franchise to another cable operator that may contain terms and conditions more favorable than those afforded to Charter. Well-financed businesses from outside the cable industry, such as public utilities that already possess fiber optic and other transmission lines in the areas they serve, have in some cases become competitors. There are a number of cities that have constructed their own cable systems, in a manner similar to city-provided utility services. There also has been interest in traditional cable overbuilds by private companies not affiliated with established local exchange carriers. Constructing a competing cable system is a capital intensive process which involves a high degree of risk. Charter believes that in order to be successful, a competitor's overbuild would need to be able to serve the homes and businesses in the overbuilt area with equal or better service quality, on a more cost-effective basis than Charter can. Any such overbuild operation would require access to capital or access to facilities already in place that are capable of delivering cable television programming. Charter cannot predict the extent to which additional overbuild situations may occur.

Broadcast Television

        Cable television has long competed with broadcast television, which consists of television signals that the viewer is able to receive without charge using an "off-air" antenna. The extent of such competition is dependent upon the quality and quantity of broadcast signals available through "off-air" reception, compared to the services provided by the local cable system. Traditionally, cable television has provided higher picture quality and more channel offerings than broadcast television. However, the recent licensing of digital spectrum by the FCC now provides traditional broadcasters with the ability to deliver HD television pictures and multiple digital-quality program streams, as well as advanced digital services such as subscription video and data transmission.

Internet Delivered Video

        Internet access facilitates the streaming of video, including movies and television shows, into homes and businesses. Increasingly, content owners are using Internet-based delivery of content directly to consumers, some without charging a fee to access the content. Further, due to consumer electronic innovations, consumers are able to watch such Internet-delivered content on televisions, personal computers, tablets, gaming boxes connected to televisions and mobile devices. Charter believes some customers have chosen to receive video over the Internet rather than through its VOD and premium video services, thereby reducing Charter's video revenues. Charter cannot predict the impact that Internet delivered video will have on its revenues and adjusted EBITDA as technologies continue to evolve.

Private Cable

        Additional competition is posed by satellite master antenna television systems, or SMATV systems, serving MDUs, such as condominiums, apartment complexes, and private residential communities. Private cable systems can offer improved reception of local television stations, and many of the same satellite-delivered program services that are offered by cable systems. Although disadvantaged from a programming cost perspective, SMATV systems currently benefit from operating advantages not available to franchised cable systems, including fewer regulatory burdens and no requirement to service low density or economically depressed communities. The FCC previously adopted regulations that favor SMATV and private cable operators serving MDU complexes, allowing them to continue to secure exclusive contracts with MDU owners. This regulatory disparity provides a competitive advantage to certain of Charter's current and potential competitors.

Other Competitors

        Local wireless Internet services operate in some markets using available unlicensed radio spectrum. Various wireless phone companies are now offering third and fourth generation (3G and 4G) wireless high-speed Internet services. In addition, a growing number of commercial areas, such as retail malls, restaurants and airports, offer Wi-Fi Internet service. Numerous local governments are also considering or actively pursuing publicly subsidized Wi-Fi and WiMAX Internet access networks. Operators are also marketing PC cards and "personal hotspots" offering wireless broadband access to their cellular networks. These service options offer another alternative to cable-based Internet access.

TruePosition

        TruePosition faces competition from a second provider of UTDOA, Commscope, and from the suppliers of other wireless location technologies and solutions, such as GPS, OTDOA and Terrestrial Beacons, which provide similar location-based product and services to TruePosition. Although TruePosition's products are in part complimentary to GPS, in that UTDOA operates in areas where GPS is not currently available due to lack of connection to satellites, solutions such as OTDOA and Terrestrial Beacons also can operate in environments where GPS signals are blocked. In addition, Skyhook faces competition from Google, HERE (a division of Nokia) and smaller regional or niche market competitors such as Locaid, as providers of location-based services and products.

Properties

Broadband

        In connection with the Spin-Off, a wholly-owned subsidiary of Liberty will enter into a facilities sharing agreement with Broadband, pursuant to which Broadband will share office facilities with Liberty, Liberty Interactive and TripCo located at 12300 Liberty Boulevard, Englewood, Colorado. See "Certain Relationships and Related Party Transactions—Relationships between Broadband and Liberty—Facilities Sharing Agreement."

Charter

        Charter's principal physical assets consist of cable distribution plant and equipment, including signal receiving, encoding and decoding devices, headend reception facilities, distribution systems, and customer premise equipment for each of its cable systems.

        Charter's cable plant and related equipment are generally attached to utility poles under pole rental agreements with local public utilities and telephone companies, and in certain locations are buried in underground ducts or trenches. Charter owns or leases real property for signal reception sites, and owns its service vehicles.

        Charter's subsidiaries generally lease space for business offices. Charter's headend and tower locations are located on owned or leased parcels of land, and it generally owns the towers on which its equipment is located. Charter Holdco owns the land and building for its St. Louis corporate office. Charter leases space for its offices in Denver, Colorado and for its corporate headquarters in Stamford, Connecticut.

        The physical components of Charter's cable systems require maintenance as well as periodic upgrades to support the new services and products we introduce. Charter believes that its properties are generally in good operating condition and are suitable for its business operations.

TruePosition

        TruePosition has its corporate headquarters in Berwyn, Pennsylvania. TruePosition leases its 70,000 square foot facility for its headquarters and research and development operations pursuant to a lease agreement which expires in 2017.

        Skyhook has its corporate headquarters in Boston, Massachusetts. Skyhook leases its 7,900 square foot facility for its headquarters pursuant to a lease agreement which expires in 2018.

Employees

Broadband

        Broadband (on a nonconsolidated basis) currently does not have any corporate employees. We anticipate that, subsequent to the Spin-Off, Liberty will provide Broadband with certain transitional services pursuant to a services agreement, and that certain of Liberty's corporate employees and executive officers will serve as corporate employees and executive officers of Broadband. See "Certain Relationships and Related Party Transactions—Relationships between Broadband and Liberty—Services Agreements."

Charter

        As of December 31, 2013, Charter had approximately 21,600 full-time equivalent employees. As of December 31, 2013, approximately 90 Charter employees were represented by collective bargaining agreements. Charter has never experienced a work stoppage.

TruePosition

        As of December 31, 2013, TruePosition had approximately 122 full and part-time employees and Skyhook had approximately 43 full and part-time employees. None of these employees is represented by a labor union or covered by a collective bargaining agreement. Broadband believes that these employee relations are good.

Legal Proceedings

Charter

        The Montana Department of Revenue (Montana DOR) generally assesses property taxes on cable companies at 3% and on telephone companies at 6%. Historically, Bresnan's cable and telephone operations have been taxed separately by the Montana DOR. In 2010, the Montana DOR assessed Bresnan as a single telephone business and retroactively assessed it as such for 2007 through 2009. Bresnan filed a declaratory judgment action against the Montana DOR in Montana State Court challenging its property tax classifications for 2007 through 2010. Under Montana law, a taxpayer must first pay a current assessment of disputed property tax in order to challenge such assessment. In accordance with that law, Bresnan paid the disputed 2010, 2011 and 2012 property tax assessments of approximately $5 million, $11 million and $9 million, respectively, under protest. No payments for additional tax for 2007 through 2009, which could be up to approximately $16 million, including interest, were made at that time. On September 26, 2011, the Montana State Court granted Bresnan's summary judgment motion seeking to vacate the Montana DOR's retroactive tax assessments for the years 2007, 2008 and 2009. The Montana DOR's assessment for 2010 was the subject of a trial, which took place the week of October 24, 2011. On July 6, 2012, the Montana State Court entered judgment in favor of Bresnan, ruling that the Montana's DOR 2010 assessment was invalid and contrary to law, vacating the 2010 assessment, and directing that the Montana DOR refund the amounts paid by Bresnan under protest, plus interest and certain costs. The Montana DOR filed a notice of appeal to the Montana Supreme Court on September 20, 2012. The appeal was fully briefed, and was argued to the Montana Supreme Court in September 2013. On December 2, 2013, the Montana Supreme Court reversed the trial court's decision and remanded the matter to the trial court. Charter filed a petition for rehearing which was denied on January 7, 2014. Charter then filed pleadings to renew challenges to the Montana DOR's assessments that had been mooted by the Montana State Court's prior ruling. With respect to the Montana Supreme Court ruling, Charter filed a petition for writ of certiorari to the United States Supreme Court on June 6, 2014. However, the parties settled this dispute on June 19, 2014 before the petition could be heard. The settlement resolves property tax amounts owed historically. As a result of the settlement, Charter dismissed the petition for writ of certiorari.

        On January 15, 2014, the California Department of Justice, in conjunction with the Alameda County, California District Attorney's Office, initiated an investigation into whether Charter's waste disposal policies, practices, and procedures violate the provisions of the California Health and Safety Code, the California Hazardous Waste Control Law, and any of their related regulations. Charter intends to cooperate with the investigation. Although this investigation has only commenced recently, at this time Charter does not expect that its outcome will have a material effect on its operations, financial condition, or cash flows.

        Charter is a defendant, co-defendant or plaintiff seeking declaratory judgments in several lawsuits involving alleged infringement of various patents relating to various aspects of its businesses. Other industry participants are also defendants or plaintiffs seeking declaratory judgments in certain of these cases. In the event that a court ultimately determines that Charter infringes on any intellectual property rights, Charter may be subject to substantial damages and/or an injunction that could require Charter or its vendors to modify certain products and services it offers to its subscribers, as well as negotiate royalty or license agreements with respect to the patents at issue. While Charter believes the lawsuits are without merit and intends to defend the actions vigorously, no assurance can be given that any adverse outcome would not be material to Charter's consolidated financial condition, results of operations, or liquidity. No prediction can be made as to the outcome of any such claims nor can a range of possible loss be reasonably estimated.

        Charter is also a party to other lawsuits and claims that arise in the ordinary course of its business, including lawsuits claiming violation of anti-trust laws and violation of wage and hour laws. The ultimate outcome of these other legal matters pending against Charter or its subsidiaries cannot be predicted, and although such lawsuits and claims are not expected individually to have a material adverse effect on our or Charters' consolidated financial condition, results of operations, or liquidity, such lawsuits could have in the aggregate a material adverse effect on ours or Charter's consolidated financial condition, results of operations, or liquidity. Whether or not Charter ultimately prevails in any particular lawsuit or claim, litigation can be time consuming and costly and injure its reputation.

TruePosition

        On July 21, 2011, TruePosition filed an antitrust lawsuit in the U.S. District Court for the Eastern District of Pennsylvania against LM Ericsson Telephone Company (Ericsson), the Third Generation Partnership Project (3GPP) and certain other defendants arising from the standard setting processes for LTE wireless data communication technology as it pertains to location technology. The case has been settled, in cash and for other considerations, and was formally dismissed in its entirety on July 30, 2014. Defendants 3GPP and Ericsson did not contribute to the cash settlement. With respect to the defendants that contributed to the cash portion of the settlement, such cash was provided with no finding or implication of liability to avoid the expenditure of litigation costs exceeding the settlement amount, and in consideration for TruePosition's withdrawal of accusations of wrongdoing.

        On September 10, 2010, Skyhook filed a patent infringement lawsuit in the U.S. District Court for the District of Massachusetts against Google. In March 2014, Skyhook amended its lawsuit to add additional claims. In total, Skyhook alleges that Google is infringing on nine Skyhook patents involving location technology and seeks an injunction and/or award of damages in an amount to be determined at trial. The case is proceeding through discovery and is scheduled to be tried before a jury in March 2015. In addition, on September 10, 2010, Skyhook filed a companion case in State Superior Court in Massachusetts alleging that Google improperly interfered with contracts that Skyhook entered into with a number of important Android OEM manufacturers. In October 2013, the state court granted summary judgment to Google. Skyhook has appealed the state court's grant of summary judgment and oral argument on the appeal was held in May 2014. Skyhook's appeal of the state court ruling remains pending.

        In the normal course of business, TruePosition provides indemnification to certain customers against specified claims that might arise against those customers from the use of TruePosition's products. To date, TruePosition has not had to reimburse any of its customers for any losses related to these indemnification provisions. Although six such claims are currently pending, no legal proceedings have been instituted with respect to such claims. TruePosition is unable to estimate the maximum potential impact of these indemnification provisions on its future results of operations, although TruePosition's liabilities in certain of those arrangements are customarily limited in various respects, including monetarily.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying combined financial statements and the notes thereto.

Overview

        During May 2014, the board of Liberty (formerly named Liberty Spinco, Inc.) authorized management to pursue a plan to spin-off to its stockholders common stock of a wholly-owned subsidiary, Broadband, and to distribute subscription rights to acquire shares of our Series C common stock pursuant to the Spin-Off. Broadband will be comprised of, among other things, Liberty's (i) interest in Charter, (ii) wholly-owned subsidiary TruePosition and (iii) minority equity investment in TWC and (iv) certain deferred tax liabilities, as well as liabilities related to the TWC written call option. In the Spin-Off, record holders of Liberty Series A, Series B and Series C common stock will receive one-fourth of a share of the corresponding series of Broadband common stock for each share of Liberty common stock held by them as of the record date for the Spin-Off, with cash in lieu of fractional shares. In addition, stockholders will also receive a subscription right to acquire one share of our Series C common stock for every five shares of each series of Broadband common stock they receive in the Spin-Off.

        The subscription rights are being issued to raise capital for general corporate purposes of Broadband and will enable the holders to acquire shares of our Series C common stock at a 20% discount to the 20- trading day volume weighted average trading price of our Series C common stock following the completion of the Spin-Off. We expect the subscription rights to become publicly traded once the exercise price has been established and the rights offering to expire forty-two trading days following the completion of the Spin-Off.

        The Spin-Off and rights offering are intended to be tax-free to stockholders of Liberty and the completion of the Spin-Off and commencement of the rights offering will be subject to various conditions, including the receipt of an opinion of tax counsel.

        The financial information represents a combination of the historical financial information of TruePosition, Liberty's interest in Charter, Liberty's minority equity investment in TWC and certain deferred tax liabilities, as well as liabilities related to the TWC written call option. This financial information refers to the combination of the aforementioned subsidiary, investments, and financial instruments, as "Broadband," "the Company," "us," "we" and "our" here and in the notes to the combined financial statements.

Strategies and Challenges

  Executive Summary

        Our results prior to May 2013 were largely dependent on the operating performance of TruePosition. In 2013 and future periods, results for Broadband will be largely dependent upon the operating performance of Charter. Therefore, the executive summary below contains the strategies and challenges of TruePosition and Charter.

        TruePosition was incorporated on November 24, 1992. TruePosition develops and markets technology for locating wireless phones and other wireless devices on a cellular network, enabling wireless carriers and government agencies to provide public safety E-9-1-1 services domestically and services in support of national security and law enforcement worldwide. "E-9-1-1" or "Enhanced 9-1-1" refers to a FCC mandate requiring wireless carriers to implement wireless location capability. TruePosition's location system is a passive network overlay system designed to enable mobile wireless service providers to determine the location of all network wireless devices, including cellular and PCS telephones. Using its patented U-TDOA and other technologies, TruePosition's location system calculates the latitude and longitude of a designated wireless telephone or transmitter and forwards the information in real time to application software. TruePosition's offerings cover major wireless air interfaces including CDMA, GSM and UMTS, and TruePosition is currently developing an offering for LTE. The FCC is currently looking at imposing accuracy standards for E-9-1-1 services that TruePosition believes its services would meet or exceed which could provide further opportunity for work with wireless carriers in the future.

        On February 14, 2014, TruePosition completed the acquisition of Skyhook. Skyhook is a provider of hybrid wireless positioning technology and contextual location intelligence worldwide. Skyhook is a global location network with more than 1 billion geocoded access points and over 13 million venues. The large amount of data collected by Skyhook powers all of its products, providing a location for any mobile app or device and delivering it with context. Skyhook utilizes demographics to create a way for companies and agencies to gather increased and contextual data on consumers' mobile behavior, improving mobile customer experience, and allowing advertisers to reach their audiences in new and relevant ways.

        Charter is one of the largest providers of cable services in the United States with approximately 5.9 million residential and commercial customers at December 31, 2013, offering a variety of entertainment, information and communications solutions to residential and commercial customers, including traditional cable video programming, Internet services, and voice services, as well as advanced video services such as OnDemandTM, HD television and DVR service. Charter also sells local advertising on cable networks and provides fiber connectivity to cellular towers. Its infrastructure consists of a hybrid of fiber and coaxial cable plant with approximately 12.8 million estimated passings, with 97% at 550 MHz or greater and 98% of plant miles two-way active. A national IP infrastructure interconnects Charter markets. Liberty acquired its interest in Charter on May 1, 2013. At December 31, 2013, Liberty beneficially owned approximately 26.9 million shares of and 1.1 million warrants to purchase shares of Charter common stock. The owned shares represent an approximate 25% ownership interest in the issued and outstanding shares and a beneficial ownership interest (including warrants on an as if converted basis) of 26% as of December 31, 2013. Under Liberty's stockholders agreement with Charter, Liberty has the right to nominate four directors to the Charter board of directors, subject to certain exclusions and requirements. Liberty also has the right to cause one of its nominees to serve on the nominating and corporate governance, audit and compensation and benefits committees of the board, provided they meet the independence and other qualifications for membership on those committees. For additional information regarding this agreement (including certain termination rights), see "Certain Relationships and Related Party Transactions—Charter Stockholders Agreement."

  Key Drivers of Revenue

        TruePosition earns revenue from the sale of hardware and licensing of software required to generate location records for wireless phones and other wireless devices on a cellular network and from the design, installation, testing and commissioning of such hardware and software. In addition, TruePosition earns software maintenance revenue through the provision of ongoing technical and software support.

        Charter revenue is derived principally from the monthly fees customers pay for the residential and commercial video, Internet and voice services provided. Charter also earns revenue from one-time installation fees and advertising sales. Charter expects to continue to grow revenue by increasing the number of products in the company's current customer homes and obtaining new customers with an improved value offering. In addition, Charter expects to increase revenues by expanding the sales of services to its commercial customers.

  Current Trends Affecting Our Business

        TruePosition's location system competes against a number of other satellite and terrestrial based location technology offerings. In addition, there are a number of new location technologies in development which may further increase competition to be a location solution for new air interfaces to provide commercial location based services and to meet more stringent commercial and governmental accuracy standards.

        Charter faces competition for both residential and commercial customers in the areas of price, service offerings, and service reliability. With respect to its residential business, Charter competes with other providers of video, high-speed Internet access, telephone services, and other sources of home entertainment. With respect to its commercial business, Charter competes with other providers of video, high-speed Internet access and related value-added services, fiber solutions, business telephony, and Ethernet services. In the broadband communications industry, Charter's principal competitors for video services are DBS and telephone companies that offer video services. Charter's principal competitors for high-speed Internet services are the broadband services provided by telephone companies, including both traditional DSL, fiber-to-the-node, and fiber-to-the-home offerings. Charter's principal competitors for telephone services are established telephone companies, other telephone service providers, and other carriers, including VoIP providers. At this time, Charter does not consider other cable operators to be significant competitors in the overall market, as overbuilds are infrequent and geographically spotty (although in any particular market, a cable operator overbuilder would likely be a significant competitor at the local level). Charter could, however, face additional competition from multi-channel video providers if they began distributing video over the Internet to customers residing outside their current territories.

        TruePosition and Charter must stay abreast of rapidly evolving technological developments and offerings to remain competitive and increase the utility of their products and services. These companies must be able to incorporate new technologies into their products and services in order to address the needs of their customers.

Results of Operations—Combined—June 30, 2014 and 2013

Combined operating results:

	Six months ended June 30,
	2014	2013
	(amounts in thousands)
Revenue	$34,067	42,822
Operating expenses, excluding stock-based compensation
Cost of goods sold	506	11,236
Operating expense	3,259	4,129
Research and development	9,029	8,515
Selling, general and administrative, excluding stock-based compensation	29,558	15,302

Adjusted OIBDA	(8,285)	3,640

Stock-based compensation	545	715
Depreciation and amortization	4,104	2,309

Operating income (loss)	$(12,934)	616

  Revenue

        Revenue decreased $8.8 million for the six months ended June 30, 2014 as compared to the same period in 2013, primarily due to reduced hardware and software license sales in the international markets. Domestic hardware and software license sales also decreased primarily due to the uncertainty around potential FCC indoor accuracy mandates and most companies delaying investments in location technologies until a path forward is known.

  Adjusted OIBDA

        We define Adjusted OIBDA as revenue less operating expenses and selling, general and administrative expenses (excluding stock compensation). Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses, including each business's ability to service debt and fund capital expenditures. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes such costs as depreciation and amortization, stock-based compensation, separately reported litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. See note 11 to the accompanying quarterly condensed combined financial statements for a reconciliation of Adjusted OIBDA to earnings (loss) from continuing operations before income taxes.

        Adjusted OIBDA decreased $11.9 million for six months ended June 30, 2014 compared to the same period of 2013. The decrease in Adjusted OIBDA was primarily a result of increased legal expenses, cost of the Skyhook acquisition and Skyhook generating negative Adjusted OIBDA. The reduction in overall revenue, discussed above, of $8.8 million was offset by lower cost of goods sold of $10.7 million, primarily due to reduced international sales, which have lower margins than domestic sales. During 2013 TruePosition entered into an international project for which revenue was only recognized to the extent cash was received, as future collectability of revenue was unsure. Therefore, the gross margin on that particular project was dependent on the payments received from the customer. This project has been canceled as of the end of 2013 and therefore there is less revenue and cost goods sold for the six months ended June 30, 2014.

        Legal expenses increased $8.1 million for six months ended June 30, 2014 compared to the same period of 2013, primarily as a result of TruePosition's antitrust lawsuit arising from the standard setting processes for LTE wireless data communication technology as it pertains to location technology. The antitrust lawsuit was settled for a cash payment to TruePosition of approximately $6 million and for non-monetary considerations and the case was dismissed in July 2014 and will be accounted for in the third quarter. Legal expenses are included in selling, general and administrative expenses. Additionally, certain lobbying costs were incurred during the six months ended June 30, 2014 related to the previously discussed indoor accuracy regulations proposed by the FCC. These costs are not anticipated to continue significantly beyond December 31, 2014 based on potential rulemaking timelines.

        Operating and selling, general and administrative expenses related to Skyhook were $6.2 million against revenue of $3.2 million. Additionally, merger costs of $958 thousand related to the Skyhook acquisition were incurred in the first six months of 2014. Merger costs are included in selling, general and administrative costs.

  Operating Income (Loss)

        Operating income (loss) decreased $13.6 million for the six months ended June 30, 2014 as compared to the same period in the prior year. In addition to those items impacting Adjusted OIBDA, operating income (loss) was also impacted by a decrease of $170 thousand in stock-based compensation expense and an increase in depreciation and amortization of $1.8 million.

        TruePosition and Skyhook sponsor a long-term incentive plan that provides for the granting of phantom stock appreciation rights and phantom stock units to employees, directors and contractors. Stock-based compensation expense is the change in the vested fair value of outstanding awards under the plan during the period and is impacted by the issuance of new grants, the exercise and/or cancellation of existing grants, additional vesting of outstanding grants and changes in the fair value of a grant. The decrease in Stock-based compensation of $170 thousand for the six months ended June 30, 2014 as compared to the corresponding period in the prior year was primarily due to a decrease in the estimated fair value of TruePosition based on an annual independent appraisal of its value, partially offset by additional vesting of the outstanding awards under the TruePosition plan and awards granted pursuant to the Skyhook plan.

        Depreciation and amortization expense increased by $1.8 million primarily due to the acquisition of Skyhook and the resulting depreciation and amortization of its long-lived assets of $2.7 million partially offset by lower depreciation and amortization for TruePosition's historical asset base as a result of certain assets becoming fully amortized at the end of 2013.

Other Income and Expense

        Components of Other Income (Expense) are presented in the table below.

	Six months ended June 30,
	2014	2013
	(amounts in thousands)
Other income (expense):
Dividend and interest income	$3,003	3,437
Share of earnings (losses) of affiliates	(61,426)	(27,266)
Realized and unrealized gains (losses) on financial instruments, net	36,277	58,862
Gain (loss) on dilution of investment in affiliate	(50,209)	(3,056)
Other, net	(68)	(37)

	$(72,423)	31,940

  Dividend and interest income

        Dividend and interest income decreased $434 thousand during the six months ended June 30, 2014 as compared to the corresponding period in the prior year primarily due to contractual commitments on the TWC shares. The TWC dividend rate went from $0.65 per share per quarter in 2013 to $0.75 per share in 2014 but a portion of the dividends are passed through to the counterparty in 2014 based on the written call option contracts on TWC shares.

  Share of earnings (losses) of affiliates

        Share of losses from affiliates increased $34.2 million during the six months ended June 30, 2014 as compared to the corresponding period in the prior year as a result of the Company's acquisition of approximately 26.9 million shares of common stock and approximately 1.1 million warrants in Charter, for approximately $2.6 billion, which represented an approximate 27% beneficial ownership (including the warrants on an as if converted basis) in Charter at the time of purchase and a price per share of $95.50 during May 2013. Upon acquisition, Broadband allocated the excess basis, between the book basis of Charter and fair value of the shares acquired, and the ascribed remaining useful lives of 7 years and 13 years to property and equipment and customer relationships, respectively, and indefinite lives to franchise fees, trademarks and goodwill. Outstanding debt is amortized over the contractual period using the effective interest rate method. Amortization related to debt and intangible assets with identifiable useful lives is included in the Company's share of earnings (losses) from affiliates line item in the accompanying condensed combined statements of operations and aggregated $40.9 million and $3.7 million, net of related taxes, for the six months ended June 30, 2014 and 2013, respectively. See note 5 in the accompanying notes to the quarterly condensed combined financial statements for additional discussion of the Company's investment in Charter.

        The following is a discussion of Charter's results of operations. In order to provide a better understanding of Charter's operations, we have included a summarized presentation of Charter's results from operations. The amounts included in the table below represent Charter's results for the six months ended June 30, 2014 and 2013. However, Charter's share of earnings (losses) included in the condensed combined financial statements of Liberty Broadband, are from the acquisition of date of Charter, May 1, 2013, through June 30, 2013.

	Six months ended June 30,
	2014	2013
	amounts in millions
Revenue	$4,461	3,889
Operating expenses, excluding stock-based compensation	(2,908)	(2,543)

Adjusted OIBDA	1,553	1,346
Depreciation and amortization	(1,033)	(861)
Stock-based compensation	(27)	(26)

Operating income	493	459
Other expenses, net	(446)	(530)

Net earnings (loss) before income taxes	47	(71)
Income tax expense	(129)	(67)

Net loss	(82)	(138)

        Charter had a net loss of approximately $82 million for the six months ended June 30, 2014, a $56 million improvement from the loss of $138 million generated during the six months ended June 30, 2013.

        Charter's revenue increased $572 million for the six months ended June 30, 2014 as compared to the corresponding period in the prior year. Revenue growth primarily reflects increases in the number of residential Internet and triple play customers and in commercial business customers, growth in expanded basic and digital penetration, promotional and annual rate increases, and higher advanced services penetration, partially offset by a decrease in basic video customers. Charter's acquisition of Bresnan on July 1, 2013 increased revenue for the six months ended June 30, 2014 as compared to the six months ended June 30, 2013 by approximately $267 million.

        The increase in revenue during the six months ended June 30, 2014 was partially offset by the net impact of a $365 million increase in operating expenses, a $172 million increase in depreciation and amortization, a $1 million increase in stock-based compensation, an $84 million increase in other expenses and a $62 million increase in income tax expense. The increase in operating expenses was primarily attributable to the acquisition of Bresnan and an increase in programming costs as a result of annual contractual rate adjustments, including increases in amounts paid for retransmission consents and for new programming, offset in part by video customer losses. The increase in depreciation expense is primarily attributable to the acquisition of Bresnan and depreciation on recent capital expenditures, partially offset by certain assets becoming fully depreciated. Income tax expense for the six months ended June 30, 2013 included a step-up in basis of indefinite-lived assets for tax, but not GAAP purposes, resulting from the effects of partnership gains related to financing transactions, which decreased Charter's net deferred tax liability related to indefinite-lived assets resulting in a benefit of $67 million.

  Realized and unrealized gains (losses) on financial instruments, net

        Realized and unrealized gains on financial instruments, net decreased $23 million for the six months ended June 30, 2014, as compared to the corresponding period in the prior year. Realized and unrealized gains on financial instruments, net during 2014 is attributable to a $23 million gain in the fair value of the Charter warrants acquired during May 2013 which was the result of an increase in the trading price of Charter common stock during the six months ended June 30, 2014. Charter warrants have an exercise price lower than the current trading price of the common stock therefore an asset is recorded for an increase in stock price. Additionally, for the six months ended June 30, 2014 a $13 million net gain was recorded on the investment in TWC shares which was slightly offset by a loss recorded on outstanding written call options, both resulted from primarily an increase in the trading price of TWC shares. Realized and unrealized gains on financial instruments, net during 2013 is attributable to a $26 million gain in the fair value of the Charter warrants acquired during May 2013 due to an increase in the Charter price per share of outstanding stock during the six months ended June 30, 2013 and a $33 million gain on the investment in TWC shares and outstanding call options.

  Gain (loss) on dilution of investment in affiliate

        The loss in 2014 is the result of the issuance of Charter common stock from the exercise of warrants and stock options, held by outside investors (employees and other third parties), at prices below Broadband's book basis per share. As Broadband's ownership in Charter changes due to exercises of Charter warrants and stock options, a loss is recorded with the effective sale of common stock, because the exercise price of Charter warrants or stock options is typically lower than the book value of the Charter shares held by Broadband.

  Other, net

        Other expense increased $31 thousand during the six months ended June 30, 2014, as compared to the corresponding period in the prior year. The increase is primarily attributable to an increase in income tax penalties during 2014.

  Income tax benefit (expense)

        Our income taxes were a benefit of $29.5 million and an expense of $13.4 million for the six months ended June 30, 2014 and 2013, respectively. The difference between the effective income tax rate of 40% and the U.S. Federal income tax rate of 35% for the six months ended June 30, 2013 is primarily due to a change in our estimate of the effective state tax rate used to measure the Company's deferred tax assets and liabilities as a result of the Company's investment in Charter during the period.

Liquidity and Capital Resources

        As of June 30, 2014 substantially all of our cash and cash equivalents are invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments.

        The following are potential sources of liquidity: available cash balances, cash generated by the operating activities of our subsidiaries (to the extent such cash exceeds the working capital needs of the subsidiaries), proceeds from asset sales, monetization of our investments, debt and equity issuances, and dividend and interest receipts.

        As of June 30, 2014 Broadband had a cash balance of $16.5 million. In addition, Broadband had cash of $40.7 million loaned to Liberty, under the terms of an intercompany note agreement. It is anticipated that Liberty will reimburse Broadband for any amounts outstanding on this intercompany loan upon effectiveness of the Spin-Off. Additionally, in connection with the Spin-Off, BroadbandSPV, a wholly owned subsidiary, intends to enter into a $400 million margin loan pursuant to which it is expected that BroadbandSPV will borrow $320 million prior to the completion of the Spin-Off and will have $80 million available to be drawn (see "Description of Our Indebtedness"). Pursuant to the internal restructuring, and prior to the Spin-Off, it is anticipated that Broadband will distribute $300 million in cash to Liberty.

Six months ended June 30, 2014 and 2013

	Six months ended June 30,
	2014	2013
	(amounts in thousands)
Cash flow information
Net cash provided (used) by operating activities	$30,869	33,785
Net cash provided (used) by investing activities	$(194,965)	(2,648,772)
Net cash provided (used) by financing activities	$171,310	2,621,688

        TruePosition generally collects the majority of its annual software maintenance from its customers during the first quarter of each calendar year, contributing to the significant cash generated from operations in both the six months ended June 30, 2014 and 2013.

        During the six months ended June 30, 2014, our primary uses of cash were $124.5 million to purchase 897 thousand Charter shares, $48.1 million to acquire Skyhook and a net $21.6 million investment with Liberty through an intercompany note agreement. The Skyhook acquisition was funded using a capital contribution of $49.4 million from Liberty and existing cash resources. During the six months ended June 30, 2013, our primary use of cash was the acquisition of an approximate 27% beneficial ownership interest in Charter for approximately $2.6 billion and the investment of excess cash balances with Liberty. These uses of cash were funded by cash on hand and capital contributions from Liberty.

        The projected use of our cash will be primarily to fund any operational cash deficits and to invest in both existing and new products and services with a goal of ensuring TruePosition is able to continue to serve customers in the domestic market or other investment opportunities. TruePosition's contract with AT&T expires on January 1, 2016. Securing new long term contracts with the U.S. wireless carriers is likely contingent on promulgation by the FCC of regulations establishing minimum accuracy requirements for 9-1-1 calls originating indoors (current FCC regulation only require the carriers to certify accuracy for calls originating outdoors). On February 20, 2014, the FCC adopted a Third Further Notice of Proposed Rulemaking in the E-9-1-1 Location Accuracy proceeding, which included proposed indoor accuracy requirements. The period for public comment on the proposed rules expired on July 14, 2014, and action, if any, by the FCC is anticipated in late 2014 or early 2015. If the FCC promulgates the regulations as currently proposed, then TruePosition will be in a position to actively compete for carrier contracts required to meet those regulations. If, on the other hand, the regulations as currently proposed are significantly modified, not adopted or not adopted in a timely manner, such outcomes could have a material impact on the ability of TruePosition to secure new long term contracts with the U.S. wireless carriers. Additionally, funds raised by the rights offering are expected to fund the exercise of Charter warrants which are expected to be exercised in the third quarter of 2014 prior to expiration and the repayment of any parent level credit arrangements or further investment in new or existing businesses.

Results of Operations—Combined—December 31, 2013, 2012 and 2011

Combined operating results:

	Years ended December 31,
	2013	2012	2011
	(amounts in thousands)
Revenue	$77,363	83,098	1,136,934
Operating expenses, excluding stock-based compensation
Cost of goods sold	15,993	20,358	433,454
Operating expense	7,449	9,223	12,301
Research and development	15,314	16,301	21,358
Selling, general and administrative, excluding stock-based compensation	33,317	25,881	27,423

Adjusted OIBDA	5,290	11,335	642,398
Stock-based compensation	996	(2,383)	2,848
Legal settlement	—	—	(6,970)
Depreciation and amortization	4,382	5,839	6,161

Operating income (loss)	$(88)	7,879	640,359

  Revenue

        Revenue decreased $5.7 million and $1.1 billion for the years ended December 31, 2013 and 2012, respectively, as compared to the corresponding prior year periods. The decrease in revenue during 2013 was primarily due to reduced hardware and software license sales of $2.9 million and reduced services revenue of $2.5 million. Sales of hardware and services to existing customers with installed networks can vary from year to year as such sales are dependent on any expansion or maintenance of the networks. The decrease in revenue during 2012 was primarily due to the 2011 recognition of $1.0 billion of revenue from TruePosition's two largest customers which had previously been deferred due to the existence of undelivered software elements coupled with the expiration of the contract of one of those customers.

        TruePosition's agreement with T-Mobile, one of its two significant customers at the time, expired in 2011. TruePosition had deferred substantially all of the revenue and costs associated with goods and services billed to this customer since the inception of the arrangement due to the arrangement including an obligation to provide specific future product upgrades, which were never provided and for which no vendor specific objective evidence existed. Upon expiration of the arrangement, the obligation ceased to exist and, accordingly, TruePosition recognized approximately $491 million and $242 million of previously deferred revenue and costs, respectively. TruePosition has not entered into a new, or amended, agreement with T-Mobile.

        In February 2011, TruePosition amended and extended its agreement with AT&T, the other of its two significant customers at the time. The amendment was considered a material modification, requiring elements under the agreement that met the separation criteria and which had been delivered to be recognized as of the modification date. Accordingly, TruePosition recognized approximately $523 million of revenue and $163 million of associated costs as of the modification date, both of which had been previously deferred and were being recognized over the expected life of the equipment as maintenance was delivered.

  Adjusted OIBDA

        We define Adjusted OIBDA as revenue less operating expenses and selling, general and administrative expenses (excluding stock compensation). Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses, including each business's ability to service debt and fund capital expenditures. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes such costs as depreciation and amortization, stock-based compensation, separately reported litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. See note 13 to the accompanying year-end combined financial statements for a reconciliation of Adjusted OIBDA to Earnings (loss) from continuing operations before income taxes.

        Adjusted OIBDA decreased $6.0 million and $631.1 million in the years ended December 31, 2013 and 2012, respectively, as compared to the corresponding prior year periods. The decrease in Adjusted OIBDA in 2013 was primarily due to lower revenue, increased legal expenses and the cost of the Skyhook acquisition partially offset by lower cost of goods sold and the impacts of cost reduction initiatives. During 2013 TruePosition entered into an international project for which revenue was only recognized to the extent cash was received, as future collectability was unsure. Gross margins on this particular project were impacted negatively throughout the year ended December 31, 2013. The decrease in Adjusted OIBDA in 2012 was primarily due to the recognition of previously deferred revenue and costs in 2011, as previously discussed, inventory obsolescence charges and the impacts of cost reduction initiatives.

        Legal expenses increased $8.7 million and decreased $849 thousand in the years ended December 31, 2013 and 2012, respectively, as compared to the prior years. The increase in legal costs in 2013 was primarily as a result of TruePosition's antitrust lawsuit. Legal expenses are included in selling, general and administrative expense. Legal costs are expected to be higher than normal through the 2014 calendar year due to lobbying efforts and outstanding legal matters.

        Merger costs of $624 thousand related to the Skyhook acquisition were incurred in 2013. Merger costs are included in selling, general and administrative costs.

        Operating expenses, research and development, and selling, general and administrative, excluding legal expenses and merger costs, discussed above, decreased by $4.7 million and $8.8 million in the years ended December 31, 2013 and 2012, respectively, as compared to the corresponding prior year periods primarily as a result of the Company implementing cost reductions initiatives, including personnel and contractor headcount reductions and curtailment of other expenses.

  Operating Income (Loss)

        Operating income decreased $8.0 million and $632.5 million for the years ended December 31, 2013 and 2012, respectively, as compared to the corresponding prior year periods. In addition to those items impacting Adjusted OIBDA, operating income (loss) for the year ended December 31, 2013 was further impacted by an increase in stock-based compensation of $3.4 million partially offset by a decrease in depreciation and amortization of $1.5 million as compared to the same period in 2012. For the year ended December 31, 2012, operating income (loss) was further impacted by a decrease in Stock-based compensation of $5.2 million coupled with a decrease in depreciation and amortization of $322 thousand as compared to the same period in 2011.

        Stock-based compensation expense increased $3.4 million and decreased $5.2 million for the years ended December 31, 2013 and 2012, respectively, primarily as a result of a significant reduction in the estimated fair value of TruePosition during 2012. The decrease in the estimated fair value of the Company was driven, in part, by one of the Company's two major customers' determination not to renew its contract and general uncertainty about the domestic market.

        Depreciation and amortization decreased by $1.5 million and $322 thousand for the years ended December 31, 2013 and 2012, respectively, as compared to the corresponding prior year periods as a result of certain assets becoming fully amortized.

Other Income and Expense

        Components of Other Income (Expense) are presented in the table below.

	Years ended December 31,
	2013	2012	2011
	(amounts in thousands)
Other income (expense):
Dividend and interest income	$6,878	5,415	4,588
Share of earnings (losses) of affiliates	(76,090)	—	—
Realized and unrealized gains (losses) on financial instruments, net	97,860	57,582	(4,150)
Gain (loss) on dilution of investment in affiliate	(92,933)	—	—
Other, net	(53)	(117)	162

	$(64,338)	62,880	600

  Dividend and interest income

        Dividend and interest income increased $1.5 million and $827 thousand for each of the years ended December 31, 2013 and 2012, respectively, as compared to the corresponding prior year periods, due to increasing dividend rates paid on TWC shares from $0.48 per share in 2011 to $0.56 per share in 2012 to $0.65 per share in 2013.

  Share of earnings (losses) of affiliates

        Share of losses from affiliates increased $76.1 million during 2013 as a result of the Company's acquisition of approximately 26.9 million shares of common stock and approximately 1.1 million warrants in Charter for approximately $2.6 billion, which represented an approximate 27% beneficial ownership (including the warrants on an as if converted basis) in Charter at the time of purchase and a price per share of $95.50 during May 2013. Upon acquisition, Broadband allocated the excess basis, between the book basis of Charter and fair value of the shares acquired, and ascribed remaining useful lives of 7 years and 13 years to property and equipment and customer relationships, respectively, and indefinite lives to franchise fees, trademarks and goodwill. Outstanding debt is amortized over the contractual period using the effective interest rate method. Amortization related to debt and intangible assets with identifiable useful lives is included in the Company's share of earnings (losses) from affiliates line item in the accompanying combined statements of operations and aggregated $44.3 million, net of related taxes, for the year ended December 31, 2013. See note 5 in the accompanying notes to the combined financial statements for additional discussion of the Company's investment in Charter.

        The following is a discussion of Charter's results of operations. In order to provide a better understanding of Charter's operations, we have included a summarized presentation of Charter's results from operations. The amounts included in the table below represent Charter's results for each of the years ended December 31, 2013, 2012 and 2011. However, the portion of Charter's share of earnings (losses) included in the combined financial statements of Broadband only includes Charter's results from the time of acquisition (May 2013) through December 31, 2013.

	Years ended December 31,
	2013	2012	2011
	amounts in millions
Revenue	$8,155	7,504	7,204
Operating expenses, excluding stock-based compensation	(5,328)	(4,825)	(4,535)

Adjusted OIBDA	2,827	2,679	2,669
Depreciation and amortization	(1,854)	(1,713)	(1,592)
Stock-based compensation	(48)	(50)	(36)

Operating income	925	916	1,041
Other expenses, net	(974)	(963)	(1,111)

Net loss before income taxes	(49)	(47)	(70)
Income tax expense	(120)	(257)	(299)

Net loss	$(169)	(304)	(369)

        Charter had net losses of approximately $169 million, $304 million and $369 million for the years ended December 31, 2013, 2012 and 2011, respectively.

        Charter's revenue increased $651 million and $300 million during the years ended December 31, 2013 and 2012, respectively, as compared to the corresponding prior years. Revenue growth primarily reflects increases in the number of residential Internet and triple play customers and in commercial business customers, growth in expanded basic and digital penetration, promotional and annual rate increases, and higher advanced services penetration, partially offset by a decrease in basic video customers. Charter's acquisition of Bresnan on July 1, 2013 also contributed to an increase in revenue for the year ended December 31, 2013.

        The increase in revenue during 2013 was partially offset by the net impact of a $503 million increase in operating expenses, a $141 million increase in depreciation and amortization expense, a $2 million decrease in stock-based compensation expense, an $11 million increase in other expenses and a $137 million decrease in income tax expense. The increase in operating expense is primarily attributable to the acquisition of Bresnan, higher spending on labor to deliver improved products and service levels, and an increase in programming costs as a result of annual contractual rate adjustments, including increases in amounts paid for retransmission consents and for new programming, offset in part by video customer losses. The increase in depreciation expense is primarily attributable to the acquisition of Bresnan and depreciation on recent capital expenditures, partially offset by certain assets becoming full depreciated.

        Income tax expense decreased during 2013, primarily as a result of step-ups in basis of indefinite-lived assets for tax, but not GAAP purposes, including the effects of partnership gains related to financing transactions and a partnership restructuring, which decreased Charter's net deferred tax liability related to indefinite-lived assets by $137 million.

        The increase in revenue during 2012 was partially offset by the net impact of a $290 million increase in operating expenses, a $121 million increase in depreciation and amortization expense, a $14 million increase in stock-based compensation expense, a $148 million decrease in other expenses and a decrease in income tax expense of $42 million. The increase in operating expenses was primarily attributable to an increase in programming costs as a result of annual contractual rate adjustments, including increases in amounts paid for retransmission consents and for new programming, offset in part by video customer losses and higher spending on labor to deliver improved products and service levels. The increase in depreciation expense is primarily attributable to the depreciation on recent capital expenditures, partially offset by certain assets becoming full depreciated. The decrease in income tax expense is attributable to increases in deferred tax liabilities related to certain of Charter's investments and indirect subsidiaries.

  Realized and unrealized gains (losses) on financial instruments, net

        Realized and unrealized gains on financial instruments, net increased $40.3 million and $61.7 million for each of the years ended December 31, 2013 and 2012, respectively, as compared to the corresponding prior year periods. The increase in the gain during 2013 is attributable to a $38.2 million gain in the fair value of the Charter warrants owned by Broadband as the result of an increase in the trading price of Charter common stock between the date they were acquired and December 31, 2013. Additionally, an increase in the gain on the investment TWC shares and outstanding written call options as compared to the prior year. The increase in the gain during 2012 is attributable to an increase in the gain on the investment TWC shares and offset slightly by losses on the outstanding written call options as compared to the prior year which was a result of an increase in the trading price of TWC shares.

  Gain (loss) on dilution of investment in equity affiliate

        The loss in 2013 is the result of the issuance of Charter common stock from the exercise of warrants and stock options, held by outside investors (employees and other third parties), at prices below Broadband's book basis per share. As Broadband's ownership in Charter changes due to exercises of Charter warrants and stock options, a loss is recorded with the effective sale of common stock, because the exercise price of Charter warrants or stock options is typically lower than the book value of the Charter shares held by Broadband.

  Other, net

        Other expense decreased $64 thousand and increased $279 thousand for each of the years ended December 31, 2013 and 2012, respectively, as compared to the corresponding prior year periods. The decrease in 2012 is primarily attributable to a decrease in income tax penalties during 2013, partially offset by an increase in the loss on disposition of property, plant and equipment. The increase in 2012 is primarily attributable to an increase in income tax penalties during 2012, partially offset by a decrease in the loss on disposition of property, plant and equipment and increases in other expenses.

Liquidity and Capital Resources

        As of December 31, 2013 substantially all of our cash and cash equivalents are invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments.

        The following are potential sources of liquidity: available cash balances, cash generated by the operating activities of our privately-owned subsidiaries (to the extent such cash exceeds the working capital needs of the subsidiaries and is not otherwise restricted), proceeds from asset sales, monetization of our other investments, outstanding debt facilities, debt and equity issuances, and dividend and interest receipts.

        As of December 31, 2013 Broadband had a cash balance of $9.3 million. In addition, Broadband had cash of $19.1 million invested with Liberty, under the terms of an intercompany note agreement. It is anticipated that Liberty will reimburse Broadband for any amounts outstanding on this intercompany loan upon effectiveness of the Spin-Off. Additionally, in connection with the Spin-Off, BroadbandSPV intends to enter into a $400 million margin loan pursuant to which it is expected that BroadbandSPV will borrow $320 million prior to the completion of the Spin-Off and will have $80 million available to be drawn (see "Description of Our Indebtedness"). Pursuant to the internal restructuring, and prior to the Spin-Off, it is anticipated that Broadband will distribute $300 million in cash to Liberty. Liberty intends to use all of the distributed proceeds received from Broadband to repay indebtedness or to repurchase shares of Liberty common stock under its share repurchase program, pursuant to a special authorization by Liberty's board of directors, within twelve months following the completion of the Spin-Off.

	Years ended December 31,
	2013	2012	2011
	(amounts in thousands)
Cash flow information
Net cash provided (used) by operating activities	$5,475	6,438	7,276
Net cash provided (used) by investing activities	$(2,624,868)	(21,999)	(3,180)
Net cash provided (used) by financing activities	$2,618,613	(5,298)	(4,883)

        During the year ended December 31, 2013, our primary uses of cash included the acquisition of a 27% beneficial ownership interest in Charter Communications (including the warrants on an as if converted basis) for approximately $2.6 billion. The purchase was funded by a contribution from parent during the period. During the year ended December 31, 2012, our primary uses of cash were the funds invested through an intercompany note agreement with Liberty.

        The projected use of our cash will be the continued operational needs of our subsidiary and potential investment in location technology at TruePosition or other investment opportunities. Additionally, funds raised by the rights offering are expected to fund the exercise of Charter warrants which are expected to be exercised in the third quarter of 2014 prior to expiration and the repayment of any parent level credit arrangements or further investment in new or existing businesses.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

        We are exposed to changes in stock prices primarily as a result of our significant holdings in publicly traded securities. We continually monitor changes in stock markets, in general, and changes in the stock prices of our holdings, specifically. We believe that changes in stock prices can be expected to vary as a result of general market conditions, technological changes, specific industry changes and other factors. We periodically use equity collars and other financial instruments to manage market risk associated with certain investment positions. These instruments are recorded at fair value based on option pricing models.

        At June 30, 2014, the fair value of our AFS equity securities was $350.3 million. Had the market price of such securities been 10% lower at June 30, 2014, the aggregate value of such securities would have been $35 million lower. Additionally, our stock in Charter (our equity method affiliate) is publicly traded and not reflected at fair value in our balance sheet. Our investment in Charter is also subject to market risk that is not directly reflected in our financial statements.

DESCRIPTION OF OUR INDEBTEDNESS

Margin Loan

        [To Come]

MANAGEMENT

Directors

        The following sets forth certain information concerning the persons who are expected to serve as the initial directors of Broadband immediately following the Spin-Off, including their ages, directorships held and a description of their business experience. No assurance can be given, however, as to whether these directors will continue to serve on the Broadband board following the expiration of their respective terms, as their re-election will be subject to the approval of Broadband's stockholders.

Name	Position and Experience
[•] Age: [•]	[•].
Professional Background: [•]
Other Public Company Directorships: [•]
Board Membership Qualifications: [•]
[•] Age: [•]	[•].
Professional Background: [•]
Other Public Company Directorships: [•]
Board Membership Qualifications: [•]
[•] Age: [•]	[•].
Professional Background: [•]
Other Public Company Directorships: [•]
Board Membership Qualifications: [•]
[•] Age: [•]	[•].
Professional Background: [•]
Other Public Company Directorships: [•]
Board Membership Qualifications: [•]
[•] Age: [•]	[•].
Professional Background: [•]
Other Public Company Directorships: [•]
Board Membership Qualifications: [•]
[•] Age: [•]	[•].
Professional Background: [•]
Other Public Company Directorships: [•]
Board Membership Qualifications: [•]
[•] Age: [•]	[•].

Name	Position and Experience
Professional Background: [•]
Other Public Company Directorships: [•]
Board Membership Qualifications: [•]
[•] Age: [•]	[•].
Professional Background: [•]
Other Public Company Directorships: [•]
Board Membership Qualifications: [•]
[•] Age: [•]	[•].
Professional Background: [•]
Other Public Company Directorships: [•]
Board Membership Qualifications: [•]

Executive Officers

        The following sets forth certain information concerning the persons [(other than [    •    ] [and [    •    ]] who are also expected to serve as directors of Broadband and are described above)] who are expected to serve as Broadband's initial executive officers immediately following the Spin-Off, including their ages, directorships held and a description of their business experience.

Name	Positions
[•] Age: [•]	[•]
Professional Background: [•]
[•] Age: [•]	[•]
Professional Background: [•]
[•] Age: [•]	[•]
Professional Background: [•]

        Broadband's executive officers will serve in such capacities until the first annual meeting of its board of directors, or until their respective successors have been duly elected and have been qualified, or until their earlier death, resignation, disqualification or removal from office.

Directors and Executive Officers

        There is no family relationship between any of Broadband's executive officers or directors, by blood, marriage or adoption.

        During the past ten years, none of the above persons has had any involvement in such legal proceedings as would be material to an evaluation of his or her ability or integrity.

 Director Independence

        It will be Broadband's policy that a majority of the members of its board of directors will be independent of its management. For a director to be deemed independent, Broadband's board of directors must affirmatively determine that the director has no direct or indirect material relationship with the company. To assist Broadband's board of directors in determining which of its directors will qualify as independent, the nominating and corporate governance committee of Broadband's board is expected to follow the Corporate Governance Rules of the Nasdaq Stock Market on the criteria for director independence.

        In accordance with these criteria, it is expected that the Broadband board of directors will determine that each of [    •    ] qualifies as an independent director of Broadband.

Board Composition

        The board of Broadband will be comprised of directors with a broad range of backgrounds and skill sets, including in [    •    ]. Detailed information on Broadband's policies with respect to board candidates will be available following the establishment of the board's nominating and corporate governance committee.

        The following directors will serve in the following classes upon completion of the Spin-Off:

Class I	Class II	Class III
[•]	[•]	[•]
[•]	[•]	[•]
[•]	[•]	[•]

Committees of the Board

        It is expected that Broadband's board of directors will form the following committees: audit committee, compensation committee, nominating and corporate governance committee and executive committee, which will have comparable responsibilities to the corresponding committees of Liberty's board. It is currently contemplated that the following persons will serve on the following committees upon completion of the Spin-Off:

Executive Committee	Compensation Committee	Audit Committee	Nominating and Corporate Governance Committee
[•]	[•]	[•]	[•]
[•]	(Chairman)	(Chairman)	(Chairman)
	[•]	[•]	[•]

        In addition, it is currently contemplated that [    •    ] will be designated an "audit committee financial expert" for purposes of the Exchange Act and the rules and regulations of Nasdaq.

Compensation Committee Interlocks and Insider Participation

        Broadband's board of directors does not currently have a compensation committee. It is expected that no member of Broadband's compensation committee (once formed) will be or will have been, during 2013, an officer or employee of Broadband or Liberty, or will have engaged in any related party transaction in which Broadband or Liberty was a participant. It is expected that no interlocking relationship will exist between the Broadband board and its compensation committee and the board of directors or compensation committee of any other company.

EXECUTIVE COMPENSATION

Executive Officers of Broadband

        Broadband is a newly formed company and therefore has not paid any compensation to any of its executive officers. In September 2011, Liberty Interactive completed the split-off (the Split-Off) of its former subsidiary then-known as Liberty Media Corporation (currently known as Starz, Old LMC). In January 2013, Old LMC completed the spin-off of its former subsidiary Liberty (then-known as Liberty Spinco, Inc.) (the LMC Spin-Off). In connection with the Split-Off, Liberty Interactive entered into a services agreement with Old LMC, which was assumed by Liberty in the LMC Spin-Off, pursuant to which Liberty Interactive compensates Liberty for the portion of the salary and other cash compensation Liberty pays to its employees, including its named executive officers, that is allocable to Liberty Interactive for time spent by each such employee on matters related to that company. As noted elsewhere and described in more detail herein, in connection with the Spin-Off, Broadband and Liberty will enter into a services agreement pursuant to which Broadband will pay Liberty an agreed-upon services fee in exchange for the performance of specified services by Liberty and its employees for Broadband, including the services of Liberty's executive officers. For more information regarding this agreement, please see "Certain Relationships and Related Party Transactions—Relationships Between Broadband and Liberty—Services Agreements." Although, as noted above, Broadband has not paid any executive compensation, compensation has historically been paid to Liberty's executive officers for their service to each of Liberty and Liberty Interactive. Thus, for information concerning the compensation paid to these executive officers for their service to each of Liberty and Liberty Interactive for the year ended December 31, 2013 and certain related information, see Exhibit 99.1 to the Registration Statement on Form S-1, of which this prospectus forms a part, which includes substantially the same information that is included in each of the "Executive Compensation" sections of the definitive proxy statements on Schedule 14A filed by each of Liberty and Liberty Interactive with the SEC on June 23, 2014 relating to their respective 2014 annual meetings of stockholders.

        The historical compensation information included in the section of Exhibit 99.1 entitled "Liberty Media Corporation" is not solely attributable to services performed with respect to our business and assets and no specific allocation of such compensation is determinable solely with respect to such services. Rather the information in Exhibit 99.1 reflects the full amount of compensation paid by Liberty to each applicable person during the applicable period.

        The amount and timing of any equity-based compensation to be paid to the Broadband executive officers following the Spin-Off (other than awards issued pursuant to the transitional plan) will be determined by the compensation committee of the Broadband board of directors. Any equity incentive awards granted to executive officers of Broadband following the Spin-Off will generally be granted pursuant to the Liberty Broadband Corporation 2014 Omnibus Incentive Plan, which is described under "—Equity Incentive Plans" below.

Directors

        Broadband's non-employee directors will receive cash compensation directly from Broadband in such amounts and at such times as the Broadband board of directors shall determine. The amount and timing of any equity-based compensation to be paid to the Broadband non-employee directors following the Spin-Off (other than awards issued pursuant to the transitional plan) will be determined by the Broadband board of directors. Any equity incentive awards granted to nonemployee directors of Broadband following the Spin-Off will generally be granted pursuant to the Liberty Broadband Corporation 2014 Omnibus Incentive Plan, which is described under "—Equity Incentive Plans" below. For information concerning the compensation paid to the directors of Liberty and Liberty Interactive for the year ended December 31, 2013 and certain related information, see Exhibit 99.1 to the Registration Statement on Form S-1, of which this prospectus forms a part.

 Equity Incentive Plans

  Liberty Broadband Corporation 2014 Omnibus Incentive Plan

        In connection with the Spin-Off, Broadband will adopt the Liberty Broadband Corporation 2014 Omnibus Incentive Plan (the incentive plan). The incentive plan is designed to provide additional remuneration to officers, employees, nonemployee directors and independent contractors for service to Broadband and to encourage those persons' investment in Broadband. Non-qualified stock options, SARs, restricted shares, restricted stock units, cash awards, performance awards or any combination of the foregoing may be granted under the incentive plan (collectively, awards). The maximum number of shares of Broadband common stock with respect to which awards may be granted is [    •    ], subject to anti-dilution and other adjustment provisions of the incentive plan. With limited exceptions, under the incentive plan, no person may be granted in any calendar year awards covering more than [    •    ] shares of Broadband common stock, subject to anti-dilution and other adjustment provisions of the incentive plan. In addition, no person may receive payment for cash awards during any calendar year in excess of $[    •    ] and no nonemployee director may be granted during any calendar year awards having a value (as determined on the grant date of such award) in excess of $[    •    ]. Shares of Broadband common stock issuable pursuant to awards will be made available from either authorized but unissued shares or shares that have been issued but reacquired by Broadband. The incentive plan will be administered by the compensation committee with regard to all awards granted under the incentive plan (other than awards granted to the nonemployee directors), and the compensation committee will have full power and authority to determine the terms and conditions of such awards. The incentive plan will be administered by the full board of directors with regard to all awards granted under the incentive plan to nonemployee directors, and the full board of directors will have full power and authority to determine the terms and conditions of such awards.

  Liberty Broadband Corporation Transitional Stock Adjustment Plan

        At the time of the Spin-Off, Broadband will also have awards outstanding under the transitional plan as described under "The Spin-Off—Effect of the Spin-Off on Outstanding Liberty Awards."

Equity Compensation Plan Information

        At the time of the Spin-Off, Broadband will have three equity compensation plans, each of which is listed below. The only plan under which awards will be outstanding immediately following the Spin-Off is the transitional plan.

        The following table reflects the awards that would have been outstanding as of December 31, 2013 assuming that (i) the Spin-Off had occurred on that date and (ii) the treatment of the outstanding

Liberty incentive awards described under "The Spin-Off—Effect of the Spin-Off on Outstanding Liberty Awards."

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)
Equity compensation plans not approved by security holders—None
Equity compensation plans approved by security holders	0	N/A	[ ]
Liberty Broadband Corporation 2014 Omnibus Incentive Plan(1):
Series A	0	N/A	[ ]
Series B	0	N/A
Liberty Broadband Corporation Transitional Stock Adjustment Plan(1):
Series A	[ ]	[ ]	0
Series B	[ ]	[ ]
Total
Series A	[ ]	[ ]	[ ]
Series B	[ ]	[ ]	[ ]

(1)
Each plan will be approved by Liberty in its capacity as the sole stockholder of Broadband prior to the Spin-Off. Following the Spin-Off, Broadband will seek stockholder approval of the incentive plan at its first annual meeting of stockholders.

(2)
Each plan permits grants of, or with respect to, shares of any series of Broadband common stock, subject to a single aggregate limit.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

        Prior to the Spin-Off, all of the outstanding shares of our common stock and Series C Rights will be owned by Liberty. The following table sets forth information, to the extent known by Liberty or ascertainable from public filings, with respect to the estimated beneficial ownership of each person or entity (other than certain persons who will serve as directors or executive officers of Broadband, whose ownership information follows) who is expected to beneficially own more than five percent of the outstanding shares of any series of our common stock, assuming that the distribution had occurred at 5:00 p.m., New York City time, on August 31, 2014. The percentage voting power is presented on an aggregate basis for all series of our common stock.

        The security ownership information for Broadband common stock has been estimated based upon the distribution ratio of 1-for-4 to holders of LMCA, LMCB and LMCK and outstanding stock information for Liberty's common stock as of August 31, 2014, and, in the case of percentage ownership information, has been estimated based upon 26,115,357 shares of our Series A common stock, 2,468,518 shares of our Series B common stock and 57,168,131 shares of our Series C common stock estimated to have been issued in the distribution assuming that the distribution had occurred at 5:00 p.m., New York City time, on August 31, 2014. However, because of the difficulty in determining in advance the precise effect of the distribution on outstanding option awards and stock appreciation rights with respect to shares of LMCA, LMCB and LMCK (see "The Spin-Off—Effect of the Spin-Off on Outstanding Liberty Incentive Awards" for more information), for purposes of the following presentation, we have not included beneficial ownership information with respect to any new option awards or stock appreciation rights with respect to shares of LMCA, LMCB or LMCK that may be received by the persons for whom beneficial ownership information is presented below. In addition, for purposes of the following presentation, we have not given effect to the distribution or exercise of any Series C rights.

        So far as is known to Liberty, the persons indicated below would have sole voting power with respect to the shares estimated to be owned by them, except as otherwise stated in the notes to the table.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class (%)	Voting Power (%)
John C. Malone	LBRDA	350,290	(1)(2)(3)(4)(5)	1.3	47.2
12300 Liberty Boulevard	LBRDB	2,363,835	(1)(2)(6)	95.8
Englewood, CO 80112	LBRDK	5,424,446	(1)(2)(3)(4)(5)(6)	9.5
Berkshire Hathaway Inc.	LBRDA	1,396,458	(7)	5.3	2.7
3555 Farnam Street	LBRDB	—		—
Omaha, NE 68131	LBRDK	2,792,917		4.9
Horizon Kinetics LLC	LBRDA	1,543,768	(8)	5.9	3.0
470 Park Avenue South, 4th Floor South	LBRDB	—		—
New York, NY 10016	LBRDK	3,087,537		5.4
S.A.C. Capital Advisors, L.P.	LBRDA	1,477,815	(9)	5.7	2.9
77 Cummings Point Road	LBRDB	—		—
Stamford, CT 06902	LBRDK	2,955,631		5.2
Gates Capital Management, Inc.	LBRDA	1,488,454	(10)	5.7	2.9
1177 Ave. of the Americas, 32nd Floor	LBRDB	—		—
New York, NY 10036	LBRDK	2,976,908		5.2

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class (%)	Voting Power (%)
D.E. Shaw & Co., L.P.	LBRDA	1,310,427	(11)	5.0	2.6
1166 Avenue of the Americas, 9th Floor	LBRDB	—		—
New York, NY 10036	LBRDK	—		—

(1)
Includes 25,444 LBRDA shares, 57,641 LBRDB shares and 166,171 shares of LBRDK held by Mr. Malone's wife, Mrs. Leslie Malone, as to which shares Mr. Malone has disclaimed beneficial ownership.

(2)
Includes 8,689 shares of LBRDA, 27,171 shares of LBRDB and 71,723 shares of LBRDK held by two trusts which are managed by an independent trustee, of which the beneficiaries are Mr. Malone's adult children and in which Mr. Malone has no pecuniary interest. Mr. Malone retains the right to substitute assets held by the trusts and has disclaimed beneficial ownership of the shares held by the trusts.

(3)
Includes 4,312,746 shares of LBRDK pledged to Fidelity Brokerage Services, LLC (Fidelity) in connection with a margin loan facility extended by Fidelity to Mr. Malone and 186,729 shares of LBRDA and 371,680 shares of LBRDK pledged to Bank of America (BoA) in connection with a loan facility extended by BoA to Mr. Malone.

(4)
Includes 62,500 shares of LBRDA and 125,000 shares of LBRDK held by The Malone Family Land Preservation Foundation and 50,760 shares of LBRDA and 98,921 shares of LBRDK held by The Malone Family Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.

(5)
Includes shares held in the Liberty Media 401(k) Savings Plan as follows:

	LBRDA	LBRDK
John C. Malone	21	43
(6)
Includes 122,649 shares of LBRDB and 245,298 shares of LBRDK held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(7)
Based on Amendment No. 2 to Schedule 13G, dated February 14, 2014, filed by Berkshire Hathaway Inc. (BH), Warren E. Buffett (WB), GEICO Corporation (GEICO), National Indemnity Company (NIC), Government Employees Insurance Company (GEIC), BNSF Master Retirement Trust (BNSF), FlightSafety International Inc. Retirement Income Plan (FIRIP), Fruit of the Loom Pension Trust (FLPT), GEICO Corporation Pension Plan Trust (GEICOT), Johns Manville Corporation Master Pension Trust (JMCMPT) and R. Ted Weschler (Wechsler) with respect to 5,585,834 shares of LMCA, which states that (i) BH and WB have shared voting power and dispositive power over 5,300,000 of such shares, (ii) GEICO, NIC and GEIC have shared voting power and dispositive power over 2,677,660 of such shares, (iii) FIRIP has shared voting power and dispositive power over 270,000 of such shares, (iv) FLPT has shared voting power and dispositive power over 439,000 of such shares, (v) GEICOT has shared voting power and dispositive power over 975,000 of such shares, (vi) JMCMPT has shared voting power and dispositive power over 816,000 of such shares and (vii) BNSF has shared voting power and dispositive power over 122,340 of such shares. Wechsler has sole voting and dispositive power over 285,834 and shared dispositive power over 8,277 of such shares for which the other entities in the group disclaim beneficial ownership.

(8)
Based on Schedule 13G, dated January 23, 2012, filed by Horizon Kinetics LLC (Horizon) with respect to 6,175,074 shares of LMCA, which states that Horizon has sole dispositive and sole voting power over such shares.

(9)
Based on Schedule 13G, dated January 28, 2013, filed by S.A.C. Capital Advisors, L.P. (SAC LP), S.A.C. Capital Advisors, Inc. (SAC Inc.), S.A.C. Capital Associates, LLC (SAC LLC), CR Intrinsic Investors, LLC (CR Intrinsic) and Steven A. Cohen with respect to 5,911,262 shares of LMCA, which states that (i) SAC LP and SAC Inc. have shared voting power and dispositive power over 5,911,262 of such shares, (ii) SAC LLC has shared voting power and dispositive power over 5,909,200 of such shares, (iii) CR Intrinsic and Mr. Cohen have shared voting and dispositive power over 400,000 of such shares and (iv) Mr. Cohen has shared voting power and dispositive power over 5,911,262 of such shares. Each of SAC LP, SAC Inc., CR Intrinsic and Mr. Cohen disclaims beneficial ownership of such shares, and SAC LLC disclaims beneficial ownership of shares held by CR Intrinsic.

(10)
Based on Schedule 13G, dated January 14, 2013, filed by Gates Capital Management, Inc., Gates Capital Partners, L.P., ECF Value Fund, L.P., ECF Value Fund II, L.P., ECF Value Fund International, Ltd. and Jeffrey L. Gates with respect to 5,953,817 shares of LMCA, which states that each of such entities or persons has shared voting power and dispositive power over such shares.

(11)
Based on Schedule 13G, dated August 25, 2014, filed by D.E. Shaw & Co., L.P. (D.E. Shaw) and David E. Shaw with respect to 5,241,709 shares of LMCA, which states that such shares are comprised of (i) 3,786,705 shares in the name of D. E. Shaw Kalon Portfolios, L.L.C., (ii) exposure to 370,000 shares through derivative instruments in the name of D. E. Shaw Kalon Portfolios, L.L.C., (iii) 514,614 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (iv) 11,000 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of listed call options, (v) 165,887 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C. and (vi) 393,503 shares under the management of D. E. Shaw Investment Management, L.L.C., and that D.E. Shaw and Mr. Shaw each have shared voting power over 5,097,809 of such shares and shared dispositive power over the 5,241,709 shares.

Security Ownership of Management

        The following table sets forth information with respect to the estimated beneficial ownership by each person who is expected to serve as an executive officer or director of Broadband and all of such persons as a group of shares of our Series A common stock, Series B common stock and Series C common stock, assuming that the distribution had occurred at 5:00 p.m., New York City time, on August 31, 2014. The percentage voting power is presented on an aggregate basis for all series of our common stock.

        The security ownership information for Broadband common stock has been estimated based upon the distribution ratio of 1-for-4 to holders of LMCA, LMCB and LMCK and outstanding stock information for Liberty's common stock as of August 31, 2014, and, in the case of percentage ownership information, has been estimated based upon 26,115,357 shares of our Series A common stock, 2,468,518 shares of our Series B common stock and 57,168,131 shares of our Series C common stock estimated to have been issued in the distribution assuming that the distribution had occurred at 5:00 p.m., New York City time, on August 31, 2014.

        Shares of restricted stock that will be issued pursuant to the transitional plan are included in the outstanding share numbers provided throughout this prospectus. However, because of the difficulty in determining in advance the precise effect of the distribution on outstanding option awards and stock appreciation rights with respect to shares of LMCA, LMCB and LMCK for our directors and named executive officers (see "The Spin-Off—Effect of the Spin-Off on Outstanding Liberty Awards" for more information), for purposes of the following presentation, we have not included beneficial ownership information with respect to any new option awards or stock appreciation rights with respect to shares of LBRDA, LBRDB and LBRDK that may be received by the directors or named executive officers for whom beneficial ownership information is presented below. In addition, for purposes of the following presentation, we have not given effect to the distribution or exercise of any Series C rights.

        For purposes of the following presentation, beneficial ownership of shares of our Series B common stock, though convertible on a one-for-one basis into shares of our Series A common stock, is reported as beneficial ownership of our Series B common stock, and not as beneficial ownership of our Series A common stock, but the voting power of our Series A common stock and Series B common stock has been aggregated.

        The number of shares indicated as owned by the persons in the table includes interests in shares held by the Liberty 401(k) Savings Plan as of August 31, 2014. The shares held by the trustee of the Liberty 401(k) Savings Plan for the benefit of these persons are voted as directed by such persons.

        So far as is known to Liberty, the persons indicated below would have sole voting power with respect to the shares estimated to be owned by them, except as otherwise stated in the notes to the table.

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class (%)	Voting Power (%)
(In thousands)
[•]	LBRDA	[•]	([•])	[•]	[•]
Director	LBRDB	[•]	([•])	[•]
	LBRDK	[•]	([•])	[•]	—
[•]	LBRDA	[•]	([•])	[•]	[•]
Director	LBRDB	[•]	([•])	[•]
	LBRDK	[•]	([•])	[•]	—
[•]	LBRDA	[•]	([•])	[•]	[•]
Director	LBRDB	[•]	([•])	[•]
	LBRDK	[•]	([•])	[•]	—
[•]	LBRDA	[•]	([•])	[•]	[•]
Director	LBRDB	[•]	([•])	[•]
	LBRDK	[•]	([•])	[•]	—
[•]	LBRDA	[•]	([•])	[•]	[•]
Director	LBRDB	[•]	([•])	[•]
	LBRDK	[•]	([•])	[•]	—
[•]	LBRDA	[•]	([•])	[•]	[•]
Director	LBRDB	[•]	([•])	[•]
	LBRDK	[•]	([•])	[•]	—
[•]	LBRDA	[•]	([•])	[•]	[•]
Director	LBRDB	[•]	([•])	[•]
	LBRDK	[•]	([•])	[•]	—
[•]	LBRDA	[•]	([•])	[•]	[•]
Director	LBRDB	[•]	([•])	[•]
	LBRDK	[•]	([•])	[•]	—
[•]	LBRDA	[•]	([•])	*	*
Senior Vice President and General Counsel	LBRDB	—		—
	LBRDK	[•]	([•])	[•]	—
[•]	LBRDA	[•]	([•])	*	*
Senior Vice President	LBRDB	—		—
	LBRDK	[•]	([•])	[•]	—
[•]	LBRDA	[•]	([•])	*	*
Senior Vice President and Chief Financial Officer	LBRDB	—		—
	LBRDK	[•]	([•])	[•]	—
All directors and executive officers as a	LBRDA	[•]	([•])	[•]	[•]
group ([•] persons)	LBRDB	[•]	([•])	[•]
	LBRDK	[•]	([•])	[•]	—

*
Less than one percent

**
Less than 1,000 shares

(1)
Includes shares held in the Liberty 401(k) Savings Plan as follows:

	LBRDA	LBRDK
[•]	[•]	[•]
[•]	[•]	[•]
[•]	[•]	[•]

Total	[•]	[•]

(2)
Includes beneficial ownership of shares that may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after August 31, 2014.

	LBRDA	LBRDK
[•]	[•]	[•]
[•]	[•]	[•]
[•]	[•]	[•]

Total	[•]	[•]

(3)
Includes restricted shares, none of which has vested, as follows:

	LBRDA	LBRDK
[•]	[•]	[•]
[•]	[•]	[•]
[•]	[•]	[•]
[•]	[•]	[•]

Total	[•]	[•]

Change of Control

        Other than as contemplated by the Spin-Off, we know of no arrangements, including any pledge by any person of its securities, the operation of which may at a subsequent date result in a change in control of our company. For more information about the Spin-Off, please see "The Spin-Off.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In connection with the Spin-Off, we expect that our board of directors will adopt a formal written policy for the review, approval or ratification of any transactions or arrangements involving related parties. All of our directors, executive officers and employees will be subject to the policy and will be asked to promptly report any such related party transaction. We expect that the formal written policy will provide that, if a director or executive officer has an actual or potential conflict of interest (which includes being a party to a proposed "related party transaction" (as defined by Item 404 of Regulation S-K)), the director or executive officer should promptly inform the person designated by our board to address such actual or potential conflicts. We expect that the formal written policy will also provide that no related party transaction may be effected by our company without the approval of the audit committee of our board or another independent body of our board designated to address such actual or potential conflicts.

Charter Stockholders Agreement

        Pursuant to the Charter Stockholders Agreement between Liberty and Charter, as the same will be assigned to us in connection with the Spin-Off, we have the right to designate up to four directors for appointment to the Charter board for election at its 2015 annual meeting of stockholders. We also have the right to cause one of our nominees to serve on the nominating and corporate governance, audit and compensation and benefits committees of the board, provided they meet the independence and other qualifications for membership on those committees. During the period specified in the Charter Stockholders Agreement, we have agreed to vote our shares of Charter common stock in accordance with the recommendation of the nominating and corporate governance committee of the Charter board with respect to the election or removal of directors. Charter can elect, by notice to us by the tenth business day of January 2016 to terminate the obligation to nominate our designees to the board and, in such event, the standstill provisions noted below will also terminate. Beginning in 2017, we and Charter will each have an annual right to terminate the board nomination and standstill obligations by delivering notice to the other party of such termination by the tenth business day of January of such year.

        We are also, subject to certain exceptions, subject to certain customary standstill provisions that prohibit us from, among other things, engaging in any solicitation of proxies or consents relating to the election of directors, proposing a matter for submission to a vote of stockholders of Charter or calling a meeting of the stockholders of Charter or taking any action or making any public statement not approved by the Charter board to seek to control or influence the management, the board or the policies of Charter. These standstill limitations will cease to apply to us beginning in January 2016 if Charter elects to terminate its obligation to nominate our designees for election at 2016 annual meeting of stockholders, as described above. In addition, the standstill limitations will cease to apply once we own less than 5% of Charter common stock and upon termination by either party in 2017 and thereafter as described above.

        In addition, subject to certain exceptions, we have agreed that we will not, directly or indirectly, acquire voting securities of Charter in excess of 35% prior to January 2016 and in excess of 39.99% indefinitely.

        Prior to Liberty's acquisition of Charter, the Charter board approved Liberty and certain related persons (in which group, we are included) as an "interested stockholder" under Section 203 of the DGCL. In addition, Charter has agreed to not implement any other antitakeover defenses, including, the adoption of a poison pill, that would adversely affect our ability to enjoy our rights of ownership with respect to the purchased interests, after taking into account the share ownership limitations described above.

        We are permitted to transfer our ownership interest in Charter to third parties. Charter has agreed to not adopt a poison pill that would preclude (i) our accumulation of Charter's voting securities up to and including a percentage equal to or less than 39.99%, and (ii) in the event that the we transfer all or such portion of its voting securities to a third party such that we hold less than 15% of the outstanding voting securities of Charter, such third party transferee's accumulation of Charter's voting securities up to and including a percentage less than or equal to 35%.

        As described in "Summary—Recent Developments," in connection with the execution of the Voting Agreement between Liberty and Comcast, Liberty received the Charter Side Letter from Charter clarifying certain issues under the Charter Stockholders Agreement, including, among other things, that following the merger of Charter with a subsidiary of New Charter, New Charter will be substituted for Charter for all purposes under the Charter Stockholders Agreement, and that the term Company Common Stock, as defined and used in the Charter Stockholders Agreement, will thereafter refer to the common stock of New Charter and acknowledging that Liberty's execution, delivery and performance of its obligations under the Voting Agreement will not result in a breach, violation or default in respect of its obligations under the Charter Stockholders Agreement.

        [Discussion of Amendment to Charter Stockholders Agreement]

        The foregoing summary of the Charter Stockholders Agreement and the Side Letter is qualified by reference to the full text of each such document, which documents are being filed as exhibits to the Registration Statement on Form S-1 of which this prospectus forms a part.

Relationships Between Broadband and Liberty

        Following the Spin-Off, Liberty and Broadband will operate independently, and neither will have any ownership interest in the other. In order to govern certain of the ongoing relationships between Liberty (or its respective subsidiaries), on the one hand, and Broadband, on the other hand, after the Spin-Off and to provide mechanisms for an orderly transition, Liberty (or its respective subsidiaries), on the one hand, and Broadband, on the other hand, are entering into certain agreements, the terms of which are summarized below.

        In addition to the agreements described below, Liberty may enter into, from time to time, agreements and arrangements with Broadband and certain of its related entities, in connection with, and in the ordinary course of, its business.

  Reorganization Agreement

        Prior to the effective time of the Spin-Off, Broadband will enter into a reorganization agreement with Liberty (the reorganization agreement) to provide for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Spin-Off, certain conditions to the Spin-Off and provisions governing the relationship between Broadband and Liberty with respect to and resulting from the Spin-Off.

        The reorganization agreement will provide that, prior to the distribution date, Liberty will transfer to Broadband, or cause its other subsidiaries to transfer to Broadband, directly or indirectly, the Broadband Assets and Liabilities. The reorganization agreement will also provide for mutual indemnification obligations, which are designed to make Broadband financially responsible for substantially all of the liabilities that may exist relating to the businesses included in Broadband at the time of the Spin-Off together with certain other specified liabilities, as well as for all liabilities incurred by Broadband after the Spin-Off, and to make Liberty financially responsible for all potential liabilities of Broadband which are not related to Broadband's businesses, including, for example, any liabilities arising as a result of Broadband having been a subsidiary of Liberty, together with certain other specified liabilities. These indemnification obligations exclude any matters relating to taxes. For a description of the allocation of tax-related obligations, please see "—Tax Sharing Agreement" below.

        In addition, the reorganization agreement will provide for each of Broadband and Liberty to preserve the confidentiality of all confidential or proprietary information of the other party for five years following the Spin-Off, subject to customary exceptions, including disclosures required by law, court order or government regulation.

        The reorganization agreement may be terminated and the Spin-Off may be abandoned, at any time prior to the distribution date, by and in the sole discretion of the Liberty board of directors. In such event, Liberty will have no liability to any person under the reorganization agreement or any obligation to effect the Spin-Off.

        This summary is qualified by reference to the full text of the reorganization agreement, a form of which will be filed as an exhibit to the Registration Statement on Form S-1 of which this prospectus forms a part.

  Tax Sharing Agreement

        Prior to the effective time of the Spin-Off, Broadband will enter into a tax sharing agreement with Liberty that governs Liberty's and Broadband's respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters.

        References in this summary (i) to the terms "tax" or "taxes" mean U.S. federal, state, local and foreign taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes, (ii) to the term "Tax-related losses" refer to losses arising from the failure of the Spin-Off and related restructuring transactions to be tax-free, and (iii) to the term "compensatory equity interests" refer to options, stock appreciation rights, restricted stock, stock units or other rights with respect to Liberty stock or Broadband stock that are granted on or prior to the Spin-Off date by Liberty, Broadband or any of their respective subsidiaries in connection with employee, independent contractor or director compensation or other employee benefits. In addition, references to the "Broadband group" mean, with respect to any tax year (or portion thereof) ending at or before the effective time of the Spin-Off, Broadband and each of its subsidiaries at the effective time of the Spin-Off, and with respect to any tax year (or portion thereof) beginning after the effective time of the Spin-Off, Broadband and its subsidiaries during such tax year (or portion thereof); and references to the "Liberty group" mean, with respect to any tax year (or portion thereof), Liberty and its subsidiaries, other than any person that is a member of the Broadband group, during such tax year (or portion thereof).

        Broadband and certain of Liberty's eligible subsidiaries that will be contributed to Broadband currently join with Liberty in the filing of a consolidated return for U.S. federal income tax purposes and also join with Liberty in the filing of certain consolidated, combined, and unitary returns for state, local, and foreign tax purposes. However, generally for tax periods beginning after the Spin-Off, Broadband and the members of the Broadband group will not join with Liberty in the filing of federal, state, local or foreign consolidated, combined or unitary tax returns.

        Under the tax sharing agreement, except as described below, (i) Liberty will be allocated all taxes attributable to the members of the Liberty group, and all taxes attributable to the members of the Broadband group for a pre-Spin-Off period, that are reported on any consolidated, combined or unitary tax return that includes one or more members of the Liberty group and one or more members of the Broadband group, and (ii) each of Liberty and Broadband will be allocated all taxes attributable to the members of its respective group that are reported on any tax return (including any consolidated, combined or unitary tax return) that includes only the members of its respective group. Special rules apply, however, as follows:

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  Liberty will be allocated any taxes and Tax-related losses that result from the Spin-Off and related restructuring transactions, except that Broadband will be allocated any such taxes or Tax-related losses that (i) result primarily from, individually or in the aggregate, a breach by Broadband of any of its covenants relating to the Spin-Off and related restructuring transactions as described below, or (ii) result from the application of Section 355(e) of the Code to the Spin-Off as a result of the treatment of the Spin-Off as part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, a 50-percent or greater interest in the stock of Broadband; and

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  Liberty and Broadband will each be allocated 50 percent of any transfer taxes arising from the Spin-Off and related restructuring transactions.

        Liberty will be responsible for preparing and filing all tax returns which include one or more members of the Liberty group and one or more members of the Broadband group. In addition to the foregoing, each of Liberty and Broadband will be responsible for preparing and filing any tax returns that include only members of its respective group. On any tax return that Broadband is responsible for filing, Broadband and the members of the Broadband group will be required to allocate tax items between any tax returns for which Broadband is responsible and any related tax return for which Liberty is responsible that are filed with respect to the same tax year in a manner that is consistent with the reporting of such tax items on the tax return prepared by Liberty. All tax returns will be required to be filed by the parties in a manner consistent with the tax opinion obtained in connection with the Spin-Off. Further, under the tax sharing agreement, amended tax returns with respect to the Broadband group may only be filed by the party responsible for filing the original tax return and the consent of Liberty will be required with respect to the filing of any amended tax return by Broadband that is likely to increase the taxes or indemnity obligations of Liberty by more than a de minimis amount (unless Broadband otherwise agrees to pay such incremental taxes or obligations).

        To the extent permitted by applicable law, income tax deductions with respect to the issuance, exercise, vesting or settlement after the date of the Spin-Off of any compensatory equity interests will be required to be claimed: (i) in the case of any active officer or employee, solely by the group that employs such person at the time of such issuance, exercise, vesting or settlement (as applicable), (ii) in the case of any former officer or employee, solely by the group that was the last to employ such person, and (iii) in the case of a director or former director (who is not an officer or employee or former officer or employee), solely by the Liberty group if such person was, at any time before or after the Spin-Off, a director of any member of the Liberty group, and in any other case, solely by the Broadband group. For purposes of the foregoing, except with respect to any officer or employee on the payroll of TruePosition, Inc. or its subsidiaries during any tax year (or portion thereof), who will exclusively be considered to be an employee of Broadband (or any member of the Broadband group) for such tax year (or portion thereof), an officer or employee of Liberty or a member of its group during any tax year (or portion thereof) shall exclusively be considered to be employed by Liberty or the applicable member of its group during such tax year (or portion thereof). The party whose group is allocated the foregoing income tax deductions (the employing party) will be required to satisfy all applicable tax reporting obligations and satisfy all liabilities for taxes imposed in connection with such compensatory equity interests; however, if the corporation that is the issuer or the obligor under the applicable compensatory equity interest is a member of a different group than the employing party, such issuing corporation will be required to remit to the employing party the amount required to be withheld in respect of any withholding taxes upon settlement of such compensatory equity interest.

        Generally, each of Liberty and Broadband will be entitled to any refunds, credits, or offsets relating to taxes allocated to and paid by its respective group under the tax sharing agreement. If

Broadband requests in writing that Liberty obtain a refund, credit or offset of taxes with respect to the carryback of any tax attribute of Broadband or the members of its group to a pre-Spin-Off tax period, Liberty will be required to take reasonable measures to obtain a refund, credit or offset of taxes with respect to such carryback; however, Broadband will only be entitled to such refund, credit or offset of taxes attributable (on a last dollar basis) to such carryback, and such amount will be net of any out-of-pocket costs, expenses, or increase in taxes incurred by Liberty with respect to the receipt or accrual thereof.

        Each of Liberty and Broadband will generally have the authority to respond to and control all tax proceedings, including tax audits, involving any taxes reported on tax returns for which it is responsible for preparing and filing, and the other company will have the right to participate, at its own cost and expense, in such tax proceedings to the extent such proceedings could result in a tax liability for which such other company may be liable under the tax sharing agreement. Notwithstanding the foregoing, Liberty and Broadband will have the authority to jointly control all proceedings, including tax proceedings, involving any taxes or Tax-related losses arising from the Spin-Off or related restructuring transactions. The tax sharing agreement will further provide for the exchange of information for tax matters (and confidentiality protections related to such exchanged information), the retention of records that may affect the tax liabilities of the parties to the agreement, and cooperation between Liberty and Broadband with respect to tax matters.

        To the extent permitted by applicable tax law, Broadband and Liberty will treat any payments made under the tax sharing agreement as a capital contribution or distribution (as applicable) immediately prior to the Spin-Off. However, if any indemnity payment causes, directly or indirectly, an increase in the taxable income of the recipient (or its group), the payor's payment obligation must be grossed up to take into account the taxes owed by the recipient (or its group). Payments that are not made within the time period prescribed by the tax sharing agreement will bear interest until they are made.

        Finally, each of Liberty and Broadband will be restricted by certain covenants related to the Spin-Off and related restructuring transactions. These restrictive covenants will require that neither Liberty, Broadband nor any member of their respective groups take, or fail to take, any action following the Spin-Off if such action, or failure to act:

  •
  would be inconsistent with or prohibit certain restructuring transactions related to the Spin-Off from qualifying for tax-free treatment for U.S. federal income tax purposes to Liberty and its subsidiaries;

  •
  would be inconsistent with or prohibit the Spin-Off from qualifying as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code to Liberty, its subsidiaries and the Liberty stockholders (except with respect to the receipt of cash in lieu of fractional shares of Broadband stock); or

  •
  would be inconsistent with, or otherwise cause any person to be in breach of, any representation, covenant, or material statement made in connection with the tax opinion delivered to Liberty relating to the qualification of the Spin-Off as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code.

Further, each party will be restricted from taking any position for tax purposes that is inconsistent with the tax opinion obtained in connection with the Spin-Off.

        The parties must indemnify each other for taxes and losses allocated to them under the tax sharing agreement and for taxes and losses arising from a breach by them of their respective covenants and obligations under the tax sharing agreement.

        Notwithstanding the tax sharing agreement, under U.S. Treasury Regulations, each member of a consolidated group is severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Accordingly, with respect to periods prior to the Spin-Off in which Broadband (or its subsidiaries) have been included in Liberty's consolidated group or another company's consolidated group, Broadband (or its subsidiaries) could be liable to the U.S. government for any U.S. federal income tax liability incurred, but not discharged, by any other member of such consolidated group. However, if any such liability were imposed, Broadband would generally be entitled to be indemnified by Liberty for tax liabilities allocated to Liberty under the tax sharing agreement.

        This summary is qualified by reference to the full text of the tax sharing agreement, a form of which will be filed as an exhibit to the Registration Statement on Form S-1 of which this prospectus forms a part.

  Services Agreement

        In connection with the Spin-Off, Broadband will enter into a services agreement with Liberty (the services agreement), pursuant to which, following the Spin-Off, Liberty will provide Broadband with specified services, including:

  •
  insurance administration and risk management services;

  •
  other services typically performed by Liberty's legal, investor relations, tax, accounting, and internal audit departments; and

  •
  such other services as Liberty may obtain from its officers, employees and consultants in the management of its own operations that Broadband may from time to time request or require.

In addition, Liberty will provide to Broadband certain technical and information technology services (including management information systems, computer, data storage, network and telecommunications services).

        Broadband will pay Liberty an agreed upon services fee under the services agreement. Broadband will also reimburse Liberty for direct out-of-pocket costs incurred by Liberty for third party services provided to Broadband. Liberty and Broadband will evaluate all charges for reasonableness semi-annually and make adjustments to these charges as the parties mutually agree upon. The fees payable to Liberty for the first year of the services agreement are expected to be approximately $[    •    ].

        The services agreement will continue in effect until the close of business on the third anniversary of the Spin-Off, unless earlier terminated (1) by Broadband at any time on at least 30 days' prior written notice, (2) by Liberty upon written notice to Broadband following a change in control or certain bankruptcy or insolvency-related events affecting Broadband or (3) by Broadband, upon written notice to Liberty, following certain changes in control of Liberty or Liberty being the subject of certain bankruptcy or insolvency-related events.

        This summary is qualified by reference to the full text of the services agreement, a form of which will be filed as an exhibit to the Registration Statement on Form S-1 of which this prospectus forms a part.

  Facilities Sharing Agreement

        In connection with the Spin-Off, Broadband will enter into a three-year facilities sharing agreement (the facilities sharing agreement) with Liberty and Liberty Property Holdings, Inc. (LPH), a wholly-owned subsidiary of Liberty, pursuant to which, following the Spin-Off, Broadband will share office facilities with Liberty, Liberty Interactive and TripCo located at 12300 Liberty Boulevard, Englewood, Colorado. Broadband will pay a sharing fee for use of the office based on a comparable fair market rental rate and an estimate of the usage of the office facilities by or on behalf of Broadband. The facilities sharing agreement will continue in effect until the close of business on the third anniversary of the Spin-Off, unless earlier terminated (1) by Broadband at any time on at least 30 days' prior written notice, (2) by LPH upon written notice to Broadband following a default by Broadband of any of its material obligations under the facilities sharing agreement, which default remains unremedied for 30 days after written notice of such default is provided, (3) by Broadband upon written notice to LPH, following certain changes in control of Liberty or Liberty being the subject of certain bankruptcy or insolvency-related events or (4) by LPH upon written notice to Broadband, following certain changes in control of Broadband or Broadband being the subject of certain bankruptcy or insolvency-related events.

        This summary is qualified by reference to the full text of the facilities sharing agreement, a form of which will be filed as an exhibit to the Registration Statement on Form S-1 of which this prospectus forms a part.

  Aircraft Time Sharing Agreements

        Prior to the effective time of the Spin-Off, Broadband (Lessee) will enter into three aircraft time sharing agreements with Liberty or one or more of its wholly-owned subsidiaries for each of three aircraft owned by Liberty or in which a wholly owned subsidiary of Liberty owns a fractional interest. Each aircraft time sharing agreement will provide that Liberty or its subsidiaries will lease the aircraft to Lessee and provide or arrange for a fully qualified flight crew for all operations on a periodic, non-exclusive time sharing basis. Lessee will pay Liberty or its subsidiaries an amount equal to 200% of the actual expenses for fuel for each flight conducted under each of the three aircraft time sharing agreement (which we estimate will be a de minimus amount for the first year under both aircraft time sharing agreements). The aircraft time sharing agreements will continue in effect until the close of business on the first anniversary of the Spin-Off, and then will be automatically renewed on a month-to-month basis, unless terminated earlier by either party upon at least 30 days' prior written notice.

        This summary is qualified by reference to the full text of the aircraft time sharing agreements, forms of which will be filed as an exhibit to the Registration Statement on Form S-1 of which this prospectus forms a part.

DESCRIPTION OF OUR CAPITAL STOCK

        The following information reflects our certificate of incorporation (our charter) and bylaws as we expect to be in effect at the time of the Spin-Off.

Authorized Capital Stock

        Our authorized capital stock will consist of [    •    ] ([    •    ]) shares, of which [    •    ] ([    •    ]) shares will be designated common stock, par value $0.01 per share, and [    •    ] ([    •    ]) shares will be designated preferred stock, par value $0.01 per share. Our common stock will be divided into three series. We will have [    •    ] ([    •    ]) shares of Series A common stock, [    •    ] ([    •    ]) shares of Series B common stock, and [    •    ] ([    •    ]) shares of Series C common stock authorized.

        Immediately following the Spin-Off and following completion of the rights offering (assuming the rights offering is fully subscribed), we expect to have approximately [    •    ] shares of our Series A common stock, approximately [    •    ] shares of our Series B common stock and approximately [    •    ] shares of our Series C common stock outstanding, based upon the number of shares of LMCA, LMCB and LMCK outstanding on [    •    ].

Our Common Stock

        The holders of our Series A common stock, Series B common stock and Series C common stock have equal rights, powers and privileges, except as otherwise described below.

  Voting Rights

        The holders of our Series A common stock will be entitled to one vote for each share held, and the holders of our Series B common stock will be entitled to ten votes for each share held, on all matters voted on by our stockholders, including elections of directors. The holders of our Series C common stock will not be entitled to any voting powers, except as required by Delaware law. When the vote or consent of holders of our Series C common stock is required by Delaware law, the holders of our Series C common stock will be entitled to 1/100th of a vote for each share held. Our charter does not provide for cumulative voting in the election of directors.

  Dividends; Liquidation

        Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of our common stock will be entitled to such dividends as may be declared from time to time by our board from funds available therefor. Except as otherwise described under "—Distributions," whenever a dividend is paid to the holders of one of our series of common stock, we will also pay to the holders of the other series of our common stock an equal per share dividend. For a more complete discussion of our dividend policy, please see "—Dividend Policy."

  Conversion

        Each share of our Series B common stock is convertible, at the option of the holder, into one share of our Series A common stock. Our Series A common stock and Series C common stock are not convertible into shares of any other series of our common stock.

        In addition, at any time that we have outstanding less than 20% of the total number of shares of our Series B common stock issued in the Spin-Off, each outstanding share of our Series B common stock may be automatically converted into one share of our Series A common stock at the option of our board of directors.

  Distributions

        Subject to the exception provided below, distributions made in shares of our Series A common stock, our Series B common stock, our Series C common stock or any other security with respect to our Series A common stock, our Series B common stock or our Series C common stock may be declared and paid only as follows:

  •
  a share distribution (1) consisting of shares of our Series C common stock (or securities convertible therefor) to holders of our Series A common stock, Series B common stock and Series C common stock, on an equal per share basis; or (2) consisting of (x) shares of our Series A common stock (or securities convertible therefor other than, for the avoidance of doubt, shares of our Series B common stock) to holders of our Series A common stock, on an equal per share basis, (y) shares of our Series B common stock (or securities convertible therefor) to holders of our Series B common stock, on an equal per share basis, and (z) shares of our Series C common stock (or securities convertible therefor) to holders of our Series C common stock, on an equal per share basis; and

  •
  a share distribution consisting of any class or series of securities of our company or any other person, other than our Series A common stock, Series B common stock or Series C common stock (or securities convertible therefor) on the basis of a distribution of (1) identical securities, on an equal per share basis, to holders of our Series A common stock, Series B common stock and Series C common stock; or (2) separate classes or series of securities, on an equal per share basis, to holders of each such shares of our common stock; or (3) a separate class or series of securities to the holders of one or more series of our common stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of our common stock, provided that, in the case of (2) or (3) above, the securities so distributed do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions, with the holders of shares of Series B common stock receiving securities of the class or series having the highest relative voting rights and the holders of shares of each other series of our common stock receiving securities of the class or series having lesser relative voting rights, and provided further that, if different classes or series of securities are being distributed to holders of our Series A common stock and Series C common stock, then such securities shall be distributed either as determined by our board of directors or such that the relative voting rights of the securities of the class or series of securities to be received by the holders of our Series A common stock and Series C common stock correspond, to the extent practicable, to the relative voting rights of each such series of our common stock.

  Reclassification

        We may not reclassify, subdivide or combine any series of our common stock without reclassifying, subdividing or combining the other series of our common stock, on an equal per share basis.

  Liquidation and Dissolution

        In the event of our liquidation, dissolution or winding up, after payment or provision for payment of our debts and liabilities and subject to the prior payment in full of any preferential amounts to which our preferred stock holders may be entitled, the holders of our Series A common stock, Series B common stock and Series C common stock will share equally, on a share for share basis, in our assets remaining for distribution to the holders of our common stock.

  Our Preferred Stock

        Our certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of the series, including:

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  the designation of the series;

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  the number of authorized shares of the series, which number our board may subsequently increase or decrease but not below the number of such shares of such series preferred stock then outstanding;

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  the dividend rate or amounts, if any, payable on the shares and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series will be cumulative and the relative preferences or rights of priority or participation with respect to such dividends;

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  the rights of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative preferences or rights of priority of payment;

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  the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of our board;

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  the voting rights, if any, of the holders of the series;

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  the terms and conditions, if any, for us to purchase or redeem the shares of the series; and

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  any other relative rights, preferences and limitations of the series.

        We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automatic quotation system on which our securities may be listed or traded.

        Although we have no intention at the present time of doing so, our company could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board will make any determination to issue such shares based upon its judgment as to the best interests of our stockholders. Our board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.

Dividend Policy

        We presently intend to retain future earnings, if any, to finance the expansion of our business. Therefore, we do not expect to pay any cash dividends in the foreseeable future. All decisions regarding the payment of dividends by our company will be made by our board of directors, from time to time, in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and possible loan covenants which may restrict or prohibit our payment of dividends.

 Other Provisions of our Certificate of Incorporation and Bylaws

  Board of Directors

        Our charter provides that, subject to any rights of the holders of any series of preferred stock to elect additional directors, the number of our directors will not be less than three and the exact number will be fixed from time to time by a resolution of our board. The members of our board, other than those who may be elected by holders of any preferred stock, will be divided into three classes. Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members. The term of office of our Class I directors expires at the annual meeting of our stockholders in [2015]. The term of office of our Class II directors expires at the annual meeting of our stockholders in [2016]. The term of office of our Class III directors expires at the annual meeting of our stockholders in [2017]. At each annual meeting of our stockholders, the successors of that class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of our stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified or until such director's earlier death, resignation or removal.

        Our charter provides that, subject to the rights of the holders of any series of our preferred stock, directors may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the aggregate voting power of our outstanding capital stock entitled to vote on such matter voting together as a single class.

        Our charter provides that, subject to the rights of the holders of any series of our preferred stock, vacancies on our board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on our board, will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director's successor will have been elected and qualified or until such director's earlier death, resignation or removal. No decrease in the number of directors constituting our board will shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of our preferred stock with respect to any additional director elected by the holders of that series of our preferred stock.

        These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

  Limitation on Liability and Indemnification

        To the fullest extent permitted by Delaware law, our directors are not liable to our company or any of its stockholders for monetary damages for breaches of fiduciary duties as a director. In addition, our company indemnifies, to the fullest extent permitted by applicable law, any person involved in any suit or action by reason of the fact that such person is a director or officer of our company or, at our request, a director, officer, employee or agent of another corporation or entity, against all liability, loss and expenses incurred by such person. We will pay the expenses of a director or officer in defending any proceeding in advance of its final disposition, provided that such payment is made upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to indemnification. See "Indemnification of Directors and Officers."

  Corporate Opportunity

        Our charter acknowledges that Broadband may have overlapping directors and officers with other entities that compete with our businesses and that Broadband may engage in material business transactions with such other entities. Broadband has renounced its rights to certain business opportunities and our charter provides that no director or officer of Broadband will breach their fiduciary duty and therefore be liable to Broadband or its stockholders by reason of the fact that any such individual directs a corporate opportunity to another person or entity (including Liberty, Liberty Media or TripCo) instead of Broadband, or does not refer or communicate information regarding such corporate opportunity to Broadband, unless (x) such opportunity was expressly offered to such person solely in his or her capacity as a director or officer of Broadband or as a director or officer of any of Broadband's subsidiaries and (y) such opportunity relates to a line of business in which Broadband or any of its subsidiaries is then directly engaged.

  No Stockholder Action by Written Consent; Special Meetings

        Our charter provides that, except as provided in the terms of any series of preferred stock, any action required to be taken or which may be taken at any annual or special meeting of the stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of our preferred stock, special meetings of our stockholders for any purpose or purposes may be called only by our Secretary (i) upon the written request of the holders of not less than 66 2/3% of the total voting power of the then outstanding shares of our Series A common stock, Series B common stock and, if applicable, our preferred stock, entitled to vote thereon or (ii) at the request of at least 75% of the members of our board of directors then in office.

  Advance Notice Procedures

        Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders.

        All nominations by stockholders or other business to be properly brought before a meeting of stockholders will be made pursuant to timely notice in proper written form to our company's Secretary. To be timely, a stockholder's notice will be given to our company's Secretary at Broadband's offices as follows:

  (1)
  with respect to an annual meeting of our stockholders that is called for a date within 30 days before or after the anniversary date of the immediately preceding annual meeting of our stockholders, such notice must be given no earlier than the close of business on the 90th day and no later than the close of business on the 60th day prior to the meeting date;

  (2)
  with respect to an annual meeting of our stockholders that is called for a date not within 30 days before or after the anniversary date of the immediately preceding annual meeting of our stockholders, such notice must be given no later than the close of business on the 10th day following the day on which Broadband first provides notice of or publicly announces the date of the current annual meeting, whichever occurs first; and

  (3)
  with respect to an election to be held at a special meeting of our stockholders, such notice must be given no earlier than the close of business on the 90th day prior to such special meeting and no later than the close of business on the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the proposed nominees.

        The public announcement of an adjournment or postponement of a meeting of our stockholders does not commence a new time period (or extend any time period) for the giving of any such stockholder notice. However, if the number of directors to be elected to our board at any meeting is increased, and we do not make a public announcement naming all of the nominees for director or specifying the size of the increased board at least 100 days prior to the anniversary date of the immediately preceding annual meeting, a stockholder's notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to our company's Secretary at our offices not later than the close of business on the 10th day following the day on which we first made the relevant public announcement. For purposes of the first annual meeting of stockholders to be held in 2015, the first anniversary date will be deemed to be [    •    ].

  Amendments

        Our charter provides that, subject to the rights of the holders of any series of our preferred stock, the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of our outstanding capital stock entitled to vote on such matter, voting together as a single class, is required to adopt, amend or repeal any provision of our charter or to add or insert any provision in our charter, provided that the foregoing enhanced voting requirement will not apply to any adoption, amendment, repeal, addition or insertion (1) as to which Delaware law does not require the consent of our stockholders or (2) which has been approved by at least 75% of the members of our board then in office. Our charter further provides that the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of our outstanding capital stock entitled to vote on such matter, voting together as a single class, is required to adopt, amend or repeal any provision of our bylaws, provided that the board of directors may adopt, amend or repeal the bylaws by the affirmative vote of not less than 75% of the members of our board then in office.

  Supermajority Voting Provisions

        In addition to the supermajority voting provisions discussed under "—Amendments" above, our charter provides that, subject to the rights of the holders of any series of our preferred stock, the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of our outstanding capital stock entitled to vote on such matter, voting together as a single class, is required for:

  •
  the merger or consolidation of our company with or into any other corporation, provided, that the foregoing voting provision will not apply to any such merger or consolidation (1) as to which the laws of the State of Delaware, as then in effect, do not require the consent of our stockholders, or (2) that at least 75% of the members of our board of directors then in office have approved;

  •
  the sale, lease or exchange of all, or substantially all, of our assets, provided, that the foregoing voting provisions will not apply to any such sale, lease or exchange that at least 75% of the members of our board of directors then in office have approved; or

  •
  our dissolution, provided, that the foregoing voting provision will not apply to such dissolution if at least 75% of the members of our board of directors then in office have approved such dissolution.

Section 203 of the Delaware General Corporation Law

        Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder." An "interested stockholder" for this purpose generally is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the outstanding voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder including certain related persons and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) prior to the time that a stockholder became an interested stockholder, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors, (2) the interested stockholder acquired at least 85% of the voting power of the corporation in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board of directors and the affirmative vote of the holders of 66 2/3% of the outstanding voting power of the shares not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. Broadband is subject to Section 203.

Transfer Agent and Registrar

        Computershare Trust Company, N.A. will be the transfer agent and registrar for our common stock:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02121

LEGAL MATTERS

        Legal matters relating to the validity of the securities to be issued in the Transaction will be passed upon by Baker Botts L.L.P. Legal matters relating to the material U.S. federal income tax consequences of the Transaction will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP.

 EXPERTS

        The combined financial statements of Liberty Broadband Corporation as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, have been included herein and in Amendment No. 1 to the Registration Statement on Form S-1/A in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Charter Communications, Inc. and subsidiaries as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, have been included herein and in Amendment No. 1 to the Registration Statement on Form S-1/A in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon authority of such firm as experts in accounting and auditing.

 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The audit committee of Liberty's board of directors has selected KPMG LLP as our independent registered public accounting firm for the year ended December 31, 2014.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed a Registration Statement on Form S-1 with the SEC under the Securities Act with respect to the shares of our common stock being distributed in the Spin-Off and the shares of our common stock being offered in the rights offering, in each case, as contemplated by this prospectus. This prospectus is a part of, and does not contain all of the information set forth in, the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to our company and our common stock, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document.

        Upon the effectiveness of the Registration Statement on Form S-1, of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. You may read and copy any document that Broadband files with the SEC, including the Registration Statement on Form S-1, including its exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. You may also inspect such filings on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus.

        You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning the office of:

    Investor Relations
    Liberty Broadband Corporation
    12300 Liberty Blvd.
    Englewood, Colorado 80112
    Telephone: (720) 875-5700

        We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent public accounting firm.

        For additional information regarding Liberty and its subsidiaries, you may read and copy Liberty's periodic reports, proxy statements and other information publicly filed by Liberty at the SEC's Public Reference Room or on the SEC's website, and you may contact Liberty at the contact information set forth therein.

        You may request a copy of any of Liberty's filings with the SEC at no cost, by writing or telephoning the office of:

    Investor Relations
    Liberty Media Corporation
    12300 Liberty Blvd.
    Englewood, Colorado 80112
    Telephone: (720) 875-5400

        Before the Spin-Off, if you have questions relating to the Spin-Off, you should contact the office of Investor Relations of Liberty at the address and telephone number above.

        Pursuant to a services agreement to be entered into between our company and Liberty, Liberty will provide Broadband with investor relations assistance for a period following the Spin-Off. Accordingly, if you have questions relating to Broadband following the Spin-Off, you should contact the office of Investor Relations of Liberty at the following address and telephone number:

    Investor Relations
    Liberty Media Corporation
    12300 Liberty Blvd.
    Englewood, Colorado 80112
    Telephone: (720) 875-5400

        You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

        This prospectus includes information concerning Charter, which is a public company and files reports and other information with the SEC in accordance with the requirements of the Securities Act and the Exchange Act. Information included in this prospectus concerning Charter has been derived from the reports and other information filed by it with the SEC. Those reports and such other information filed by Charter with the SEC are not incorporated by reference in this prospectus. You may read and copy any reports and other information filed by these companies as set forth above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Liberty Media Corporation:

        We have audited the accompanying combined balance sheets of Liberty Broadband Corporation (the Company) as of December 31, 2013 and 2012, and the related combined statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2013. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Liberty Broadband Corporation as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

                      /s/ KPMG LLP

Denver, Colorado
July 24, 2014

LIBERTY BROADBAND CORPORATION

Combined Balance Sheets

December 31, 2013 and 2012

	2013	2012
	(amounts in thousands)
Assets
Current assets:
Cash and cash equivalents	$9,251	10,031
Trade and other receivables, net	523	1,973
Restricted cash	4,074	4,066
Inventory	441	5,940
Deferred income tax assets (note 8)	17,598	8,848
Derivative instruments (note 3)	97,847	—
Note receivable from parent (note 11)	19,060	20,089
Other current as sets	6,000	2,698

Total current assets	154,794	53,645
Investments in available-for-sale securities (note 4)	326,700	232,648
Investments in affiliates, accounted for using the equity method (note 5)	2,402,024	—
Property and equipment, net	4,660	6,821
Goodwill (note 6)	20,669	20,669
Intangible assets subject to amortization, net (note 6)	429	1,562
Other assets, at cost, net of accumulated amortization	103	289

Total assets	$2,909,379	315,634

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$9,335	4,283
Deferred revenue	3,260	5,205
Derivative instruments (note 3)	54,600	23,624
Other current liabilities	2,912	6,913

Total current liabilities	70,107	40,025

Deferred revenue	35,740	36,132
Deferred income tax liabilities (note 8)	24,338	43,014
Other liabilities	—	4

Total liabilities	130,185	119,175
Equity
Parent's investment	2,986,079	367,466
Accumulated other comprehensive earnings, net of taxes	7,890	2,040
Retained earnings (accumulated deficit)	(214,775)	(173,047)

Total equity	2,779,194	196,459
Commitments and contingencies (note 12)	—	—

Total liabilities and equity	$2,909,379	315,634

See accompanying notes to combined financial statements.

LIBERTY BROADBAND CORPORATION

Combined Statements of Operations

Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
	(amounts in thousands, except per share amounts)
Revenue:
Service	$61,264	64,113	488,465
Product	16,099	18,985	648,469

Total revenue	77,363	83,098	1,136,934
Operating costs and expenses
Cost of goods sold	15,548	9,189	433,454
Write-down of inventory	445	11,169	—
Operating, including stock-based compensation (note 9)	7,451	8,825	12,691
Selling, general and administrative, including stock-based compensation (note 9)	34,068	24,397	29,312
Research and development, including stock-based compensation (note 9)	15,557	15,800	21,927
Legal settlement	—	—	(6,970)
Depreciation and amortization	4,382	5,839	6,161

	77,451	75,219	496,575

Operating income (loss)	(88)	7,879	640,359
Other income (expense):
Dividend and interest income	6,878	5,415	4,588
Share of earnings (losses) of affiliates (note 5)	(76,090)	—	—
Realized and unrealized gains (losses) on financial instruments, net (note 3)	97,860	57,582	(4,150)
Gain (loss) on dilution of investment in affiliate (note 5)	(92,933)	—	—
Other, net	(53)	(117)	162

Earnings (loss) from continuing operations before income taxes	(64,426)	70,759	640,959

Income tax benefit (expense)	22,698	(26,856)	(32,551)

Net earnings (loss) from continuing operations	(41,728)	43,903	608,408
Earnings (loss) from discontinued operations	—	133	(2,537)

Net earnings (loss)	(41,728)	44,036	605,871

Less net earnings (loss) attributable to the noncontrolling interests	—	(160)	(1,503)

Net earnings (loss) attributable to Liberty Broadband shareholders	$(41,728)	44,196	607,374

Unaudited Pro Forma basic net earnings (loss) from continuing operations attributable to Series A and Series B Liberty Broadband shareholders per common share (note 2)	$(0.49)	0.51	7.11
Unaudited Pro Forma basic net earnings (loss) attributable to Series A and Series B Liberty Broadband shareholders per common share (note 2)	$(0.49)	0.52	7.09

See accompanying notes to combined financial statements.

LIBERTY BROADBAND CORPORATION

Combined Statements of Comprehensive Earnings (Loss)

Years ended December 31, 2013, 2012 and 2011

	2013	2012	2011
	(amounts in thousands)
Net earnings (loss)	$(41,728)	44,036	605,871
Other comprehensive earnings (loss), net of taxes:
Unrealized holding gains (losses) arising during the period	2,105	949	(276)
Share of other comprehensive earnings (loss) of equity affiliates	3,745	—	—

Other comprehensive earnings (loss), net of taxes	5,850	949	(276)

Comprehensive earnings (loss)	(35,878)	44,985	605,595
Less comprehensive earnings (loss) attributable to the noncontrolling interests	—	(160)	(1,503)
Comprehensive earnings (loss) attributable to Liberty

Broadband shareholders	$(35,878)	45,145	607,098

See accompanying notes to combined financial statements.

LIBERTY BROADBAND CORPORATION

Combined Statements of Cash Flows

Years ended December 31, 2013, 2012 and 2011

	2013	2012	2011
	(amounts in thousands)
Cash flows from operating activities:
Net earnings (loss)	$(41,728)	44,036	605,871
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	4,382	5,839	6,181
Stock-based compensation	996	(2,383)	2,848
Cash payments for stock-based compensation	(765)	(758)	(1,917)
Share of (earnings) losses of affiliates, net	76,090	—	—
Realized and unrealized (gains) losses on financial instruments, net	(97,860)	(57,582)	4,150
(Gain) loss on dilution of investment in affiliate	92,933	—	—
Deferred income tax expense (benefit)	(30,924)	19,837	13,899
Other non-cash charges (credits), net	39	20	(616,510)
Changes in operating assets and liabilities:
Current and other assets	7,729	15,772	(25,474)
Payables and other liabilities	(5,417)	(18,343)	18,228

Net cash provided by operating activities	5,475	6,438	7,276

Cash flows from investing activities:
Capital expended for property and equipment	(1,127)	(1,893)	(3,170)
Proceeds (payments) from issuances and settlements of financial instruments, net	(59,612)	—	—
Investments in equity investees	(2,565,150)	—	—
Amounts loaned to parent	(58,344)	(35,000)	—
Repayments by parent on loan receivable	59,373	14,911	—
Other investing activities, net	(8)	(17)	(10)

Net cash used in investing activities	(2,624,868)	(21,999)	(3,180)

Cash flows from financing activities:
Contribution from (distribution to) parent, net	2,618,613	(6,994)	(6,540)
Proceeds from issuances of financial instruments	63,547	39,230	6,002
Payments from settlements of financial instruments	(63,547)	(37,534)	(4,335)
Other financing activities, net	—	—	(10)

Net cash provided by (used in) financing activities	2,618,613	(5,298)	(4,883)

Net increase (decrease) in cash	(780)	(20,859)	(787)
Cash and cash equivalents, beginning of year	10,031	30,890	31,677

Cash and cash equivalents, end of year	$9,251	10,031	30,890

        Supplemental disclosure to the combined statements of cash flows (amounts in thousands):

	Years ended December 31,
	2013	2012	2011
	(amounts in thousands)
Cash paid for taxes	$16,577	10,939	28,514

See accompanying notes to combined financial statements.

LIBERTY BROADBAND CORPORATION

Combined Statement of Equity

Years ended December 31, 2013, 2012 and 2011

	Parent's Investment	Accumulated other comprehensive earnings	Retained earnings (accumulated deficit)	Noncontrolling interest in equity of combined companies	Total equity
	(amounts in thousands)
Balance at January 1, 2011	$383,820	1,367	(824,617)	(1,157)	(440,587)
Net earnings (loss)	—	—	607,374	(1,503)	605,871
Other comprehensive earnings (loss)	—	(276)	—	—	(276)
Contribution from (distribution to) parent	(6,540)	—	—	—	(6,540)

Balance at December 31, 2011	377,280	1,091	(217,243)	(2,660)	158,468

Net earnings (loss)	—	—	44,196	(160)	44,036
Other comprehensive earnings (loss)	—	949	—	—	949
Contribution from (distribution to) parent	(6,994)	—	—	—	(6,994)
Distribution to noncontrolling interest	(2,820)	—	—	2,820	—

Balance at December 31, 2012	367,466	2,040	(173,047)	—	196,459

Net earnings (loss)	—	—	(41,728)	—	(41,728)
Other comprehensive earnings (loss)	—	5,850	—	—	5,850
Contribution from (distribution to) parent	2,618,613	—	—	—	2,618,613

Balance at December 31, 2013	$2,986,079	7,890	(214,775)	—	2,779,194

See accompanying notes to combined financial statements.

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011

(1) Basis of Presentation

        During May 2014, the board of Liberty Media Corporation and its subsidiaries ("Liberty," formerly named Liberty Spinco, Inc.) authorized management to pursue a plan to spin-off to its stockholders common stock of a wholly-owned subsidiary, Liberty Broadband Corporation ("Liberty Broadband"), and to distribute subscription rights to acquire shares of Liberty Broadband's common stock (the "Broadband Spin-Off"). Liberty Broadband will be comprised of, among other things, Liberty's (i) interest in Charter Communications, Inc. ("Charter"), (ii) wholly-owned subsidiary TruePosition, Inc. ("TruePosition"), (iii) minority equity investment in Time Warner Cable, Inc. ("Time Warner"), (iv) certain deferred tax liabilities, as well as liabilities related to the Time Warner written call option and (v) initial indebtedness, pursuant to a margin loan to be entered into prior to the completion of the Broadband Spin-Off. In the Broadband Spin-Off, record holders of Liberty Series A, Series B and Series C common stock will receive one-fourth of a share of the corresponding series of Liberty Broadband common stock for each share of Liberty common stock held by them as of the record date for the Broadband Spin-Off, with cash in lieu of fractional shares. In addition, stockholders will also receive a subscription right to acquire one share of Series C Liberty Broadband common stock for every five shares of Liberty Broadband common stock they receive in the Broadband Spin-Off (irrespective of the series of common stock received).

        The subscription rights are being issued to raise capital for general corporate purposes of Liberty Broadband and will enable the holders to acquire shares of Series C Liberty Broadband common stock at a 20% discount to the 20- trading day volume weighted average trading price of the Series C Liberty Broadband common stock following the completion of the Broadband Spin-Off. We expect the subscription rights to become publicly traded once the exercise price has been established and the rights offering to expire forty-two trading days following the completion of the Broadband Spin-Off.

        The Broadband Spin-Off and rights offering are intended to be tax-free to stockholders of Liberty and the completion of the Broadband Spin-Off and commencement of the rights offering will be subject to various conditions, including the receipt of an opinion of tax counsel.

        The accompanying combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and represent a combination of the historical financial information of TruePosition, Liberty's interest in Charter, Liberty's minority equity investment in Time Warner and certain deferred tax liabilities, as well as liabilities related to the Time Warner call option. These financial statements refer to the combination of the aforementioned subsidiary, investments, and financial instruments, as "Liberty Broadband," "the Company," "us," "we" and "our" in the notes to the combined financial statements. The Broadband Spin-Off will be accounted for at historical cost due to the pro rata nature of the distribution to holders of Liberty common stock. All significant intercompany accounts and transactions have been eliminated in the combined financial statements.

        As Liberty Broadband does not control the decision making process or business management practices of affiliates accounted for using the equity method, Liberty Broadband relies on management of its affiliates to provide it with accurate financial information prepared in accordance with GAAP that the Company uses in the application of the equity method. In addition, Liberty Broadband relies on the audit reports that are provided by the affiliates' independent auditors on the financial statements of such affiliates. The Company is not aware, however, of any errors in or possible misstatements of the financial information provided by its equity affiliates that would have a material effect on Liberty Broadband's combined financial statements.

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(1) Basis of Presentation (Continued)

Description of Business

        TruePosition was incorporated on November 24, 1992. TruePosition develops and markets technology for locating wireless phones and other wireless devices on a cellular network, enabling wireless carriers and government agencies to provide public safety E-9-1-1 services domestically and services in support of national security and law enforcement worldwide. TruePosition in 2011 and prior was largely dependent on two wireless carriers (T-Mobile and AT&T) and in 2012 and 2013 one wireless carrier (approximately 90% of overall revenue). Additionally, AT&T's contract expires on January 1, 2016.

        In 2012, TruePosition shut down EmFinders, a subsidiary focused on developing and marketing devices to be worn by individuals with medical impairments. During 2012, the minority interest owners in EmFinders relinquished their ownership interests and EmFinders later ceased business operations. The combined financial statements and accompanying notes of Liberty Broadband have been prepared reflecting EmFinders as a discontinued operation.

        The following operating results of EmFinders are reported separately under discontinued operations in the accompanying combined statement of operations (amounts in thousands):

	Years ended December 31,
	2012	2011
	(amounts in thousands)
Revenue	$113	864
Net earnings (loss) before income taxes	$(2,022)	(8,349)
Income tax expense	$(2,155)	(5,812)

        The unaudited pro forma net earnings (loss) per share from discontinued operations attributable to Liberty Broadband shareholders, discussed above, is as follows:

	Years ended December 31,
	2012	2011
Basic earnings (losses) from discontinued operations attributable to Liberty Broadband shareholders per common share	$0.01	(0.08)

        Operating cash outflows attributable to discontinued operations was $910 thousand and $5.8 million for the years ended December 31, 2012 and 2011, respectively.

        On February 14, 2014, TruePosition acquired 100% of the outstanding common shares of Skyhook Wireless, Inc. ("Skyhook"), a Delaware corporation, for approximately $57.5 million in cash. Skyhook is a provider of hybrid wireless positioning technology and contextual location intelligence. Acquisition related costs of $624 thousand are included in selling, general and administrative expenses for the year ending December 31, 2013. Additional acquisition related costs of $958 thousand were incurred during 2014 and will be expensed. TruePosition used its cash plus a capital contribution of $49.4 million from Liberty during 2014 to fund the acquisition. TruePosition has placed $6.0 million of the cash consideration into an escrow account for use to settle any indemnification claims made by TruePosition during the 12 months subsequent to closing the acquisition. After 12 months, any remaining funds will

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(1) Basis of Presentation (Continued)

be paid to the selling parties. The initial purchase price allocation resulted in the following: $9.4 million in cash, $37.0 million in amortizable and other assets, $24.9 million in goodwill, and $13.8 million in liabilities. The initial purchase price allocation is preliminary and subject to change upon receipt of the final valuation analysis for Skyhook.

        Charter is a cable operator that provides services in the United States. Charter offers to residential and commercial customers traditional cable video programming, Internet services, and voice services, as well as advanced video services such as Charter OnDemandTM, high definition television, and digital video recorder ("DVR") service. Charter sells its cable video programming, Internet, voice, and advanced video services primarily on a subscription basis. Charter also sells local advertising on cable networks and on the Internet and provides fiber connectivity to cellular towers. Liberty acquired its interest in Charter on May 1, 2013. At December 31, 2013, Liberty beneficially owned approximately 26.9 million shares of and 1.1 million warrants to purchase shares of Charter common stock. The owned shares represent an approximate 25% ownership interest in the issued and outstanding shares and a beneficial ownership interest (including warrants on an as if converted basis) of 26% as of December 31, 2013. Under Liberty's stockholders agreement with Charter, Liberty has the right to nominate four directors to the Charter board of directors, subject to certain exclusions and requirements. Liberty also has the right to cause one of its nominees to serve on the nominating and corporate governance, audit and compensation and benefits committees of the board, provided they meet the independence and other qualifications for membership on those committees.

        Also included in Liberty Broadband is an investment in outstanding shares of Time Warner, which is classified as available-for- sale and is carried at fair value based on quoted market prices. As of December 31, 2013, the company has an outstanding written call option on 625,000 Time Warner shares with a strike price of $90.8420 per share which expires in August 2014. During 2014, the Company entered into a separate call option on 625,000 Time Warner shares with a strike price of $92.0232 per share which expires in November 2014.

Spin-Off of Liberty Broadband from Liberty Media Corporation

        Following the Broadband Spin-Off, Liberty and Liberty Broadband will operate as separate, publicly traded companies, and neither will have any stock ownership, beneficial or otherwise, in the other. In connection with the Broadband Spin-Off, Liberty and Liberty Broadband will enter into certain agreements in order to govern certain of the ongoing relationships between the two companies after the Broadband Spin-Off and to provide for an orderly transition. These agreements include a reorganization agreement, a services agreement, a facilities sharing agreement and a tax sharing agreement.

        The reorganization agreement will provide for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Broadband Spin-Off, certain conditions to the Broadband Spin-Off and provisions governing the relationship between Liberty Broadband and Liberty with respect to and resulting from the Broadband Spin-Off. The tax sharing agreement will provide for the allocation and indemnification of tax liabilities and benefits between Liberty and Liberty Broadband and other agreements related to tax matters. Pursuant to the services agreement, Liberty will provide Liberty Broadband with general and administrative services including legal, tax, accounting, treasury and investor relations support. Under the facilities sharing agreement, Liberty Broadband will share office space with Liberty and related amenities at Liberty's corporate

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(1) Basis of Presentation (Continued)

headquarters. Liberty Broadband will reimburse Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services and for costs that will be negotiated semi-annually.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

        Cash consists of cash deposits held in global financial institutions. Cash equivalents consist of highly liquid investments with maturities of three months or less at the time of acquisition. Cash that has restrictions upon its usage has been excluded from cash and cash equivalents. Restricted cash comprises bank deposits securing a line of credit (note 7). Restricted cash was $4 million at December 31, 2013 and 2012.

Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable are recorded at the invoiced amount and reduced by an allowance for doubtful accounts. Such allowance aggregated approximately $1 thousand and $120 thousand at December 31, 2013 and 2012, respectively. For accounts outstanding longer than the contractual payment terms, the Company determines an allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, a specific customer's ability to pay its obligations to us, and current economic conditions.

Derivative Instruments and Hedging Activities

        All of the Company's derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings. None of the Company's derivatives are currently designated as hedges.

        The fair value of certain of the Company's derivative instruments are estimated using the Black Scholes Merton option-pricing model ("Black-Scholes model"). The Black- Scholes model incorporates a number of variables in determining such fair values, including expected volatility of the underlying security and an appropriate discount rate. The Company obtained volatility rates from pricing services based on the expected volatility of the underlying security over the remaining term of the derivative instrument. A discount rate was obtained at the inception of the derivative instrument and updated each reporting period, based on the Company's estimate of the discount rate at which it could currently settle the derivative instrument. The Company considered its own credit risk as well as the credit risk of its counterparties in estimating the discount rate. Management judgment was required in estimating the Black- Scholes variables. See note 3 for further discussion of fair value of the Company's derivative instruments.

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(2) Summary of Significant Accounting Policies (Continued)

Inventory

        Inventory is stated at the lower of cost or market, determined on a first-in, first-out method. During the years ended December 31, 2013 and 2012, the Company recorded write-downs of inventory of $445 thousand and $11.1 million, respectively, which is included in cost of goods sold in the respective combined statements of operations.

Property and Equipment

        Property and equipment consists of the following (amounts in thousands):

	December 31,
	2013	2012
Support equipment	$34,521	35,298
Computer equipment	3,961	3,992
Furniture & fixtures	1,849	1,972
Capital in progress	21	6

	40,352	41,268

Accumulated depreciation	(35,692)	(34,447)

	$4,660	6,821

        Property and equipment is recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is three years for computer equipment and five years for support equipment and furniture and fixtures.

Investments

        All marketable debt and equity securities held by the Company are classified as available-for-sale ("AFS") and are carried at fair value generally based on quoted market prices. Fair values are determined for each individual security in the investment portfolio. Unrealized gains and losses, net of taxes, arising from changes in fair value are reported in accumulated other comprehensive income (loss) as a component of shareholders' equity.

        GAAP permits entities to choose to measure many financial instruments, such as AFS securities, and certain other items at fair value and to recognize the changes in fair value of such instruments in the entity's statements of operations (the "Fair Value Option"). Liberty Broadband has elected the fair value option for those of its AFS securities which it considers to be non-strategic ("Fair Value Option Securities"). Accordingly, changes in the fair value of Fair Value Option Securities, as determined by quoted market prices, are reported in realized and unrealized gain (losses) on financial instruments in the accompanying combined statements of operations. The total value of AFS securities for which the Company has elected the fair value option aggregated $321 million and $230 million as of December 31, 2013 and 2012, respectively.

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(2) Summary of Significant Accounting Policies (Continued)

        The Company continually reviews its AFS securities not designated as Fair Value Option Securities to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors considered in this determination are the length of time that the fair value of the investment is below the carrying value, the severity of the decline, and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts' ratings and estimates of 12 month share price targets for the investee; changes in stock price or valuation subsequent to the balance sheet date; and the Company's intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. In situations where the fair value of an investment is not evident due to a lack of a public market price or other factors, the Company uses its best estimates and assumptions to arrive at the estimated fair value of such investment. The Company's assessment of the foregoing factors involves considerable management judgment and accordingly, actual results may differ materially from the Company's estimates and judgments. Writedowns for AFS securities would be included in the combined statements of operations as other than temporary declines in fair values of investments. There were no impairment charges recorded during 2013, 2012 or 2011.

        For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the investee. The Company's share of net earnings or loss of affiliates also includes any other than temporary declines in fair value recognized during the period. Changes in the Company's proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity investee, are recognized in the statement of operations through the gain (loss) on dilution of investment in affiliate line item.

Leases

        The Company, through its combined entities, leases facilities and certain equipment under cancelable and non-cancelable lease agreements. The terms of some of the lease agreements provide for rental payments on a graduated basis. Rent expense is recognized on a straight-line basis over the lease period and accrued as rent expense incurred but not paid. The lease term begins on the date we become legally obligated for the rent payments or when we take possession of the office space, whichever is earlier.

Goodwill and Other Intangible Assets

        Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment upon certain triggering events. Certain costs incurred during the application development stage related to the development of internal use software are capitalized and included in other intangibles. Capitalized costs include internal and external costs, if direct and incremental, and deemed by management to be significant. Costs related to the planning and post implementation phases of software development are expensed as these costs are incurred. Maintenance and enhancement costs (including those costs in the post-implementation stages)

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(2) Summary of Significant Accounting Policies (Continued)

are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software resulting in added functionality, in which case the costs are capitalized.

        The Company performs at least annually an impairment analysis of goodwill. Effective January 1, 2011, the Company adopted the accounting guidance relating to the annual assessments of recoverability of goodwill and utilized a qualitative assessment for determining whether step one of the quantitative impairment analysis was necessary. The accounting guidance adopted was issued to simplify how entities test goodwill and other indefinite-lived intangible assets for impairment by permitting entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step impairment test. In evaluating goodwill on a qualitative basis, the Company reviewed the business performance of each reporting unit and evaluated other relevant factors as identified in the relevant accounting guidance to determine whether it was more likely than not that an indicated impairment existed for any of our reporting units. The Company considered whether there were any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company-specific performance in future periods.

        If a step one test is considered necessary based on the qualitative factors, the Company compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in the Company's valuation analysis are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts. For those reporting units whose carrying value exceeds the fair value, a second test is required to measure the impairment loss (the "Step 2 Test"). In the Step 2 Test, the fair value (Level 3) of the reporting unit is allocated to all of the identifiable assets and liabilities of the reporting unit with any residual value being allocated to goodwill. Any excess of the carrying value of the goodwill over this allocated amount is recorded as an impairment charge. In the event that the fair value of the Company's indefinite-lived intangible assets is less than their carrying value, the assets are written down to fair value. No impairments were recorded for the years ended December 31, 2013, 2012 or 2011.

Impairment of Long-Lived Assets

        Intangible assets with definite lives and other long-lived assets are carried at cost and are amortized on a straight-line basis over their estimated useful lives of three to five years. The Company periodically reviews the carrying value of long-lived assets or asset groups, including property and equipment, to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable.

        Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, the recoverability of the asset is assessed by determining whether the carrying value of the asset exceeds the sum of the

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(2) Summary of Significant Accounting Policies (Continued)

projected undiscounted cash flows expected to result from the use and eventual disposition of the asset over the remaining economic life of the asset. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, including its ultimate disposition, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such assets exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets. Accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell. There was no indication of impairment of long-lived assets during the years ended December 31, 2013, 2012 and 2011.

Noncontrolling Interests

        Noncontrolling interest relates to TruePosition's equity ownership interest in one of its consolidated companies that it did not own until 2012. The Company reports noncontrolling interests of combined companies within shareholders' equity in the balance sheet and the amount of net income attributable to the parent and to the noncontrolling interest is presented in the statements of operations. Also, changes in ownership interests in combined companies in which the Company maintains a controlling interest are recorded in equity.

Foreign Currency Translation and Transaction Gains and Losses

        The functional currency of the Company is the United States ("U.S.") dollar. The functional currency of the Company's foreign operations generally is the applicable local currency for each foreign entity. Assets and liabilities of foreign entities are translated at the spot rate in effect at the applicable reporting date, and the combined statements of operations are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive earnings in equity.

        Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in the accompanying combined statements of operations and comprehensive earnings (loss) as unrealized (based on the applicable period end exchange rate) or realized upon settlement of the transactions.

Revenue Recognition

        TruePosition earns revenue from the sale of hardware and licensing of software required to generate location records for wireless phones and other wireless devices on a cellular network and from the design, installation, testing, and commissioning of such hardware and software. In addition, TruePosition earns software maintenance revenue through the provision of ongoing technical and software support.

        The Company's tangible products contain software components and non-software components that function together to deliver the tangible products essential functionality. Under accounting standards adopted by the Company prospectively effective January 1, 2011, arrangements for such products are

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(2) Summary of Significant Accounting Policies (Continued)

excluded from the scope of software revenue recognition guidance and are subject to the guidance for multiple-element arrangements. Accordingly, for multiple-element arrangements entered into or materially modified on or after January 1, 2011, the overall arrangement fee is allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by vendor specific objective evidence ("VSOE") or third-party evidence of selling price or are based on the entity's estimated selling price. The associated revenue for each element is recognized upon delivery assuming all other criteria for revenue recognition are met.

        For arrangements which do not qualify for treatment under the new guidance, TruePosition continues to account for such arrangements consistent with the guidance for software revenue recognition. Under those policies, for revenue derived from multiple-element arrangements, if VSOE exists for each of the elements of the arrangement at the outset, the Company allocates the revenue to the various elements for recognition upon delivery of each element. If not, the revenue is deferred until the earlier of establishing sufficient VSOE for allocating revenue for recognition or delivery of all of the elements. If a multiple-element arrangement includes post-contract customer support (commonly referred to as maintenance), VSOE must exist for the maintenance in order to allocate revenue to all of the elements of the arrangement. If VSOE does not exist for the maintenance, revenue for the entire arrangement is recognized ratably over the contractual or expected term of the maintenance arrangement.

        In February 2011, TruePosition amended and extended its agreement with AT&T. The amendment was considered a material modification, requiring elements under the agreement that met the separation criteria and which had been delivered to be recognized as of the modification date. Accordingly, TruePosition recognized approximately $523 million of revenue and $163 million of associated costs as of the modification date, both of which had been previously deferred and were being recognized over the expected life of the equipment as maintenance was delivered.

        TruePosition's agreement with T-Mobile expired in 2011. TruePosition had deferred substantially all of the revenue and costs associated with goods and services billed to this customer since the inception of the arrangement due to the arrangement including an obligation to provide specific future product upgrades, which were never provided and for which no vendor specific objective evidence existed. Upon expiration of the arrangement, the obligation ceased to exist and, accordingly, TruePosition recognized approximately $491 million and $242 million of previously deferred revenue and costs, respectively. TruePosition has not entered into a new, or amended, agreement with T-Mobile.

        Direct costs related to multiple-element arrangements are deferred and recognized as the related revenue is recognized. Direct costs include installation services, hardware, and software costs.

        TruePosition's multiple-element arrangement with its significant customer also contemplates usage-based transaction fees for certain commercial uses of the Company's hardware and software. To date, no transaction fees have been earned.

        TruePosition also provides training, technical, and repair services under its multiple-element arrangements. Revenue is recognized upon delivery of the services.

Research and Development Costs

        Research and development costs are expensed as incurred.

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(2) Summary of Significant Accounting Policies (Continued)

Product Warranty

        TruePosition generally provides a warranty on its product for a term of one year. The accrual for warranty costs is provided at the time of client acceptance using management's estimates, which are based upon assumptions about future events. In addition, the recorded accrual is adjusted for specifically identified warranty exposures if unforeseen technical problems arise. The Company's accrued warranty liability was $222 thousand and $75 thousand as of December 31, 2013 and 2012, respectively, and is included in accrued liabilities in the accompanying combined balance sheets.

Deferred Revenue and Deferred Costs

        Deferred revenue represents billings in excess of revenue previously recognized. Deferred costs represent direct costs related to installation services, hardware, and software, which, to the extent not previously recognized, are recognized as the related revenue is recognized. Deferred revenue, long-term portion, includes $35.5 million of payments received from a customer which were attributed to prepaid transaction fees. As of December 31, 2013, no fees had been earned.

Stock -Based Compensation

        As more fully described in note 9, Liberty has granted to its directors, employees and employees of certain of its subsidiaries options, restricted stock and stock appreciation rights ("SARs") to purchase shares of Liberty common stock (collectively, "Awards"). Liberty measures the cost of employee services received in exchange for an Award of equity instruments (such as stock options and restricted stock) based on the grant-date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). Liberty measures the cost of employee services received in exchange for an Award of liability instruments (such as stock appreciation rights that will be settled in cash) based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date. Certain outstanding awards of Liberty will be assumed by Liberty Broadband at the time date of the Broadband Spin-Off.

        Additionally, TruePosition is a combined entity and has issued stock-based compensation to its employees pursuant to its long-term incentive plan ("LTIP") which provides for the granting of stock options, phantom stock units ("PSUs"), and phantom stock appreciation rights ("PARs") to employees, directors, and consultants of TruePosition. TruePosition measures the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of the award and recognizes that cost ratably over the period during which the employee is required to provide service (usually the vesting period of the award). TruePosition measures the cost of employee services received in exchange for awards of liability instruments (such as PSUs and PARs that will be settled in cash) based on the current fair value of the award, and remeasures the fair value of the award at each reporting date. The combined statements of operations includes stock-based compensation related to TruePosition equity.

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(2) Summary of Significant Accounting Policies (Continued)

        Included in the accompanying combined statements of operations are the following amounts of stock-based compensation for the years ended December 31, 2013, 2012 and 2011 (amounts in thousands):

	December 31,
	2013	2012	2011
Operating expense	$2	(398)	390
Selling, general and administrative	751	(1,484)	1,889
Research and development	243	(501)	569

	$996	(2,383)	2,848

Income Taxes

        The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not that such net deferred tax assets will not be realized. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

        When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in interest expense in the accompanying combined statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in other income (expense) in the accompanying combined statements of operations.

        We recognize in our combined financial statements the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position.

Certain Risks and Concentrations

        The TruePosition business is subject to certain risks and concentrations including dependence on relationships with its customers. TruePosition has one significant customer, the loss of which would have a material adverse effect on the Company's business. For the years ended December 31, 2013,

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(2) Summary of Significant Accounting Policies (Continued)

2012 and 2011, this customer accounted for 85%, 93% and 56%, respectively, of the Company's total revenue.

Contingent Liabilities

        Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our combined statements of operations. We provide disclosure in the notes to the combined financial statements for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying combined financial statements.

Comprehensive Earnings (Loss)

        Comprehensive earnings (loss) consists of net income (loss), cumulative foreign currency translation adjustments, and unrealized gains and losses on available-for-sale securities, net of tax.

Pro Forma Earnings per Share (EPS)

        Unaudited pro forma earnings (loss) per common share for all periods presented is computed by dividing net earnings (loss) for the respective period by 85,723,250 common shares, which is the aggregate number of shares of Series A, Series B and Series C common stock that would have been issued if the Broadband Spin-Off had occurred on December 31, 2013, assuming a 1-for-4 distribution ratio, including the impact of a Series C stock dividend of two shares of Series C Liberty common stock for every share of Series A or B Liberty common stock outstanding on the record date for the stock dividend, completed on July 23, 2014.

Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) revenue recognition, (ii) recoverability of property and equipment, intangible assets and goodwill, (iii) the establishment of valuation allowances for accounts receivable, (iv) accounting for income taxes and (v) the accrual for product warranties to be its most significant estimates.

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(3) Assets and Liabilities Measured at Fair Value

        For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3.

        The Company's assets and liabilities measured at fair value are as follows:

	December 31, 2013			December 31, 2012
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
	amounts in thousands
Available-for-sale securities	$326,700	326,700	—	232,648	232,648	—
Charter warrants	$97,847	—	97,847	—	—	—
Time Warner call option	$(54,600)	—	(54,600)	(23,624)	—	(23,624)

        The fair value of Level 2 derivative assets were obtained from pricing sources for identical or comparable instruments, rather than direct observations of quoted prices in active markets. The fair value of Level 2 derivative liabilities were derived from a typical model using observable market data as the significant inputs. The inputs used in the model during the period outstanding (exclusive of the applicable trading price of Time Warner stock and the strike prices associated with the call options) were as follows:

Range
Volatility	15.1% - 29.6%
Interest rate	0.25% - 0.28%
Dividend yield	0% - 1.71%

Other Financial Instruments

        Other financial instruments not measured at fair value on a recurring basis include trade receivables, trade payables, accrued and other current liabilities. The carrying amount approximates fair value due to the short maturity of these instruments as reported on our combined balance sheets.

Realized and Unrealized Gains (Losses) on Financial Instruments

        Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

	2013	2012	2011
	(amounts in thousands)
Charter warrants	$38,234	—	—
Time Warner investment and call option	59,626	57,582	(4,150)

	$97,860	57,582	(4,150)

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(4) Investments in Available-for-Sale Securities

        All marketable equity and debt securities held by the Company are classified as available-for-sale ("AFS") and are carried at fair value generally based on quoted market prices. GAAP permits entities to choose to measure many financial instruments, such as AFS securities, and certain other items at fair value and to recognize the changes in fair value of such instruments in the entity's statements of operations. The Company has elected to account for those of its AFS securities which it considers to be nonstrategic ("Fair Value Option Securities") at fair value. Accordingly, changes in the fair value of Fair Value Option Securities, as determined by quoted market prices, are reported in realized and unrealized gains (losses) on financial instruments in the accompanying combined statements of operations.

        Investments in AFS securities, including Fair Value Option Securities separately aggregated, are summarized as follows:

	December 31, 2013	December 31, 2012
	amounts in thousands
Fair Value Option Securities
Time Warner Cable Inc.(a)	$320,452	229,850
Other equity securities	6,248	2,798

Total Investments in available-for-sale securities	$326,700	232,648

(a)
During the year ended December 31, 2013, in connection with Liberty's acquisition of Charter common stock and warrants, as discussed in note 5, Liberty, through certain of its wholly-owned subsidiaries, entered into three different margin loans with various financial institutions ("lender parties") in order to fund the purchase. The entities which hold the margin loans are not included in Liberty Broadband. Therefore, the margin loans remain at Liberty upon completion of the Broadband Spin-Off. As of December 31, 2013, Liberty pledged approximately 1.1 million Time Warner Cable, Inc. shares with a value of approximately $151.0 million pursuant to the $1 billion margin loan due October 31, 2014. The margin loan secured by the Time Warner Cable, Inc. shares is expected to be repaid and the collateral released prior to the Broadband Spin-Off.

Unrealized Holding Gains and Losses

        As of December 31, 2013 and 2012, the gross unrealized holding gains related to investment in AFS securities were $5.9 million and $2.5 million, respectively. There were no gross unrealized holding losses related to investment in AFS securities for the periods presented.

(5) Investments in Affiliates Accounted for Using the Equity Method

        In May 2013, Liberty completed a transaction with investment funds managed by, or affiliated with, Apollo Management, Oaktree Capital Management and Crestview Partners to acquire approximately 26.9 million shares of common stock and approximately 1.1 million warrants in Charter for approximately $2.6 billion, which represented an approximate 27% beneficial ownership (including the warrants on an as if converted basis) in Charter at the time of purchase and a price per share of $95.50. Liberty funded the purchase with a combination of cash of approximately $1.2 billion on hand and new margin loan arrangements on approximately 20.3 million Charter common shares, approximately 720 million SIRIUS XM common shares, approximately 8.1 million Live Nation common shares and a portion of Liberty's available for sale securities, including shares of Time Warner Cable, Inc. Liberty allocated the

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(5) Investments in Affiliates Accounted for Using the Equity Method (Continued)

purchase price between the shares of common stock and the warrants acquired in the transaction by determining the fair value of the publicly traded warrants and allocating the remaining balance to the shares acquired, which resulted in an excess basis in the investment of $2,532.3 million. The investment in Charter is accounted for as an equity method affiliate based on the ownership interest obtained and the board seats held by individuals appointed by Liberty.

Charter Communications, Inc.

        Summarized financial information for Charter Communications, Inc. is as follows:

Charter Consolidated Balance Sheets

December 31, 2013
(amounts in millions)
Current assets	$322
Property and equipment, net	7,981
Goodwill	1,177
Intangible assets	7,398
Other assets	417

Total assets	$17,295

Current liabilities	$1,467
Deferred income taxes	1,431
Long-term debt	14,181
Other liabilities	65
Equity	151

Total liabilities and equity	$17,295

Charter Consolidated Statements of Operations

December 31, 2013
(amounts in millions)
Revenue	$8,155
Cost and expenses:
Operating costs and expenses (excluding depreciation and amortization	5,345
Depreciation and amortization	1,854
Other operating expenses, net	31

7,230

Operating income	925
Interest expense	(846)
Loss on extinguishment of debt	(123)
Other expense	(5)
Income tax (expense) benefit	(120)

Net earnings (loss)	$(169)

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(5) Investments in Affiliates Accounted for Using the Equity Method (Continued)

        The entity which holds the investment in Charter, LMC Cheetah, LLC, is included in Liberty Broadband. However, the entities which hold the margin loans entered into in connection with Liberty's purchase of Charter are not included in Liberty Broadband. Therefore, the margin loans will remain at Liberty upon the completion of the Broadband Spin-Off. As of December 31, 2013, Liberty pledged approximately 20.3 million Charter shares with a value of approximately $2,772.0 million pursuant to the $670 million margin loan due May 1, 2015. Subsequent to December 31, 2013, Liberty fully repaid the $670 million margin loan and the shares previously pledged under the margin loan are no longer pledged as collateral.

        As of December 31, 2013, the carrying value of Liberty Broadband's ownership in Charter was approximately $2,402 million. The market value of Liberty Broadband's ownership in Charter as of December 31, 2013 was approximately $3,673 million, which represented an approximate ownership of 25% of the outstanding equity of Charter as of that date. Included in our share of losses from Charter of $76.1 million for the year ended December 31, 2013 are $44.3 million of losses due to the amortization of the excess basis of our investment in Charter.

        During 2013, there was a $92.9 million loss in the Company's investment in Charter shares and warrants due to warrant and stock option exercises at Charter below Liberty Broadband's book basis per share.

        During the year ended December 31, 2013, the Company recorded $3.7 million of its share of Charter's other comprehensive earnings, net of income taxes. Charter records gains and losses related to the fair value of its interest rate swap agreements which qualify as hedging activities in other comprehensive income. The pre-tax portion of Liberty Broadband's share of Charter's other comprehensive earnings was $5.9 million.

        During May 2014, Liberty purchased 897 thousand Charter shares for approximately $124.5 million, resulting in a 26.4% beneficial ownership of the equity of Charter.

        Due to the amortization of amortizable assets acquired and losses due to warrant and stock option exercises at Charter (as previously discussed), the excess basis has decreased to $2,363.8 million as of December 31, 2013. Such amount has been allocated within memo accounts used for equity accounting purposes as follows (amounts in millions):

Property and equipment	$447.6
Customer relations hips	667.0
Franchise fees	1,295.5
Trademarks	32.4
Goodwill	956.1
Debt	(225.7)
Deferred income tax liability	(809.1)

$2,363.8

        Upon acquisition, the Company ascribed remaining useful lives of 7 years and 13 years to property and equipment and customer relationships, respectively, and indefinite lives to franchise fees, trademarks and goodwill. Outstanding debt is amortized over the contractual period using the effective interest rate method. Amortization related to debt and intangible assets with identifiable useful lives is included in the Company's share of earnings (losses) from affiliates line item in the accompanying combined statements of operations and aggregated $44.3 million, net of related taxes for the year ended December 31, 2013.

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(6) Goodwill and Other Intangible Assets

        Goodwill, attributable to the Company's acquisition of TruePosition, primarily relates to assembled workforces and other intangibles that do not qualify for separate recognition. The Company does not have any other significant indefinite lived intangible assets.

        Intangible assets subject to amortization are comprised of the following (amounts in thousands):

	December 31, 2013			December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Acquired patents	$3,110	(3,085)	25	$3,110	(2,057)	1,053
Capitalized software	10,694	(10,290)	404	10,420	(9,911)	509

	$13,804	(13,375)	429	13,530	(11,968)	1,562

        TruePosition's intangible assets are amortized straight-line over three years. Amortization expense was $1.4 million, $2.3 million and $2.5 million for each of the years ended December 31, 2013, 2012 and 2011, respectively.

        The estimated future amortization expense for the next five years related to intangible assets with definite lives as of December 31, 2013 is as follows (amounts in thousands):

2014	$242
2015	133
2016 through 2019	54

Total	$429

(7) Debt

        TruePosition had a $4 million line of credit, which expired on December 25, 2013, covering standby letters of credit issued for the benefit of TruePosition. Pursuant to the terms of the line of credit, upon its expiration, any issued and outstanding letters of credit remain in effect through the remainder of their respective terms. On December 25, 2013, $634 thousand in letters of credit were outstanding and those letters of credit remain outstanding as of December 31, 2013.

        The line of credit bore interest at the rate of four-tenths of 1% per annum on the balance available for issuance of letters of credit. Letters of credit issued under the line of credit bore interest at 2.5% through March 2012, and 1.75% thereafter. All interest was payable quarterly. Interest expense related to the line of credit was not material for the years ended December 31, 2013, 2012, or 2011.

        Letters of credit issued under the line of credit prior to its expiration remain collateralized by a cash deposit maintained by the bank (note 2), which will remain in place during the remaining terms of the outstanding letters of credit.

(8) Income Taxes

        Liberty Broadband, as combined, was included in the federal combined income tax return of Liberty during the periods presented. The tax provision included in these financial statements has been prepared on a stand-alone basis, as if Liberty Broadband was not part of the consolidated Liberty group. Charter and Time Warner are not included in the Liberty consolidated group tax return and are

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(8) Income Taxes (Continued)

not expected to be included in the Liberty Broadband federal or state income tax returns upon the completion of the Broadband Spin-Off as Liberty Broadband owns less than 80% of both companies. The $3.9 million income taxes receivable allocated to Liberty Broadband by Liberty as of December 31, 2013 and the $4.5 million income taxes payable allocated to Liberty Broadband by Liberty as of December 31, 2012, will be treated as an equity contribution upon completion of the Broadband Spin-Off.

        Income tax benefit (expense) consists of:

	Years ended December 31,
	2013	2012	2011
	(amounts in thousands)
Current:
Federal	$(5,124)	(5,778)	(15,806)
State and local	(3,102)	(1,213)	(2,876)

	(8,226)	(6,991)	(18,682)

Deferred:
Federal	26,735	(19,537)	(17,178)
State and local	4,189	(328)	3,309

	30,924	(19,865)	(13,869)

Income tax benefit (expense)	$22,698	(26,856)	(32,551)

        Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

	2013	2012	2011
	(amounts in thousands)
Computed expected tax benefit (expense)	$22,549	(24,766)	(224,336)
State and local taxes, net of federal income taxes	2,462	(642)	(26,215)
Foreign taxes, net of foreign tax credit	(751)	751	28
Change in valuation allowance	(986)	(3,168)	217,957
Dividends received deduction	1,506	973	1,112
Change in tax rate	(1,756)	—	—
Change in entity tax status	—	159	—
Loss on liquidation of subsidiary	—	(3)	—
Intercompany interest	—	—	(574)
Other	(326)	(160)	(523)

Income tax (expense) benefit	$22,698	(26,856)	(32,551)

        During 2013, Liberty Broadband changed its estimate of the effective tax rate used to measure its net deferred tax liabilities, based on expected changes to the Company's state apportionment factors due to the Company's investment in Charter Communications. The rate change required an adjustment to deferred taxes at the parent level.

        During 2012, TruePosition determined that it would not be able to utilize certain state net operating loss carryforwards before their expiration. As a result, TruePosition recorded a valuation allowance of $2.9 million to offset deferred tax assets related to these loss carryforwards.

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(8) Income Taxes (Continued)

        During 2011, TruePosition recognized previously deferred revenue and costs for GAAP purposes, resulting in a reduction of deferred tax assets related to deferred revenue and costs. In connection with this reduction to the deferred tax asset, the Company's valuation allowance decreased by $218 million.

        The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,
	2013	2012
	(amounts in thousands)
Deferred tax assets:
Net operating loss carryforwards	$7,946	15,042
Accrued stock-based compensation	870	780
Deferred revenue	15,210	15,677
Other	12,540	7,050

Total deferred tax assets	36,566	38,549
Less: valuation allowance	(6,086)	(5,100)

Net deferred tax assets	30,480	33,449

Deferred tax liabilities:
Investments	(36,980)	(66,880)
Other	(240)	(735)

Total deferred tax liabilities	(37,220)	(67,615)

Net deferred tax liability	$(6,740)	(34,166)

        The Company's deferred tax assets and liabilities are reported in the accompanying combined balance sheets as follows:

	December 31,
	2013	2012
	(amounts in thousands)
Current deferred tax asset	$17,598	8,848
Noncurrent deferred tax liability	(24,338)	(43,014)

	$(6,740)	(34,166)

        The Company's valuation allowance increased $986 thousand in 2013, which affected tax expense during the year ended December 31, 2013.

        At December 31, 2013, Liberty Broadband had a state net operating loss carryforward deferred tax asset for income tax purposes of $1.7 million, net of a valuation allowance, which, if not utilized to reduce state income tax liabilities in future periods, will begin to expire in 2017. Also, at December 31, 2013, Liberty Broadband had a foreign net operating loss carryforward deferred tax asset for income tax purposes of $1.5 million. Because Liberty Broadband's ability to utilize these foreign losses is dependent on it generating future taxable income in these jurisdictions, Liberty Broadband does not believe that it is more likely than not it will utilize these foreign losses. As such, Liberty Broadband has recorded a valuation allowance of $1.5 million.

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(8) Income Taxes (Continued)

        At December 31, 2013, Liberty Broadband had a capital loss carryforward deferred tax asset of $160 thousand. Liberty Broadband believes that it is more likely than not that it will utilize the carryforward before its expiration and has therefore not recorded a valuation allowance related to the capital loss carryforward deferred tax asset.

        As of December 31, 2013, the Company had not recorded tax reserves related to unrecognized tax benefits for uncertain tax positions.

        As of December 31, 2013, Liberty's 2001 through 2009 tax years are closed for federal income tax purposes, and the IRS has completed its examination of Liberty's 2010 through 2012 tax years. The tax loss carryforwards from the 2010 through 2013 tax years are still subject to adjustment. The 2013 tax year is being examined currently as part of the IRS's Compliance Assurance Process ("CAP") program. As discussed earlier, because Liberty Broadband's ownership of Charter Communications and Time Warner is less than the required 80%, these companies are not consolidated with Liberty Broadband for federal income tax purposes.

(9) Stock-Based Compensation

Liberty Incentive Plans

        Pursuant to the Liberty Media Corporation 2013 Incentive Plan, as amended from time to time (the "2013 Plan"), and the Liberty Media Corporation 2013 Nonemployee Director Incentive Plan, as amended from time to time (the "2013 NDIP"), Liberty granted to certain employees and directors of Liberty stock options and SARs (collectively, "Awards") to purchase shares of Liberty common stock. The 2013 Plan and 2013 NDIP provided for Awards to be issued in respect of a maximum of 25 million shares and 1.5 million shares, respectively, of Liberty common stock. Awards generally vest over 4-5 years and have a term of 7-10 years. Liberty issues new shares upon exercise of equity awards. Options to purchase shares of Liberty common stock, stock appreciation rights with respect to shares of Liberty common stock and restricted shares of Liberty common stock have been granted to various directors, officers and employees of Liberty pursuant to the various stock incentive plans administered by the Liberty board of directors or the compensation committee thereof.

        The holder of an outstanding option to purchase shares of Liberty common stock on the record date (an original Liberty option) will receive an option to purchase an equivalent number of shares of the corresponding series of our Liberty Broadband common stock and an adjustment to the exercise price and number of shares subject to the original Liberty option (as so adjusted, an adjusted Liberty option). The exercise prices of and number of shares subject to the new Liberty Broadband option and the related adjusted Liberty option will be determined based on the exercise price and number of shares subject to the original Liberty option, the distribution ratio of 0.25, the pre Spin-Off trading price of Liberty common stock (determined using the volume weighted average price of the applicable series of Liberty common stock over the three consecutive trading days immediately preceding the Broadband Spin-Off) and the relative post-Broadband Spin-Off trading prices of Liberty common stock and Liberty Broadband common stock (determined using the volume weighted average price of the applicable series of common stock over the three consecutive trading days beginning on the first trading day following the Broadband Spin-Off on which both the Liberty common stock and the Liberty Broadband common stock trade in the "regular way" (meaning once the common stock trades using a standard settlement cycle)), such that the pre-Broadband Spin-Off intrinsic value of the original Liberty option is allocated between the new Liberty Broadband option and the adjusted Liberty option.

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(9) Stock-Based Compensation (Continued)

        Except as described above, all other terms of an adjusted Liberty option and a new Liberty Broadband option (including, for example, the vesting terms thereof) will in all material respects, be the same as those of the corresponding original Liberty option. The terms of the adjusted Liberty option will be determined and the new Liberty Broadband option will be granted as soon as practicable following the determination of the pre- and post-Broadband Spin-Off trading prices of Liberty and Liberty Broadband common stock, as applicable. Liberty had outstanding approximately 3.7 million Liberty Series A options at December 31, 2013 with a weighted average exercise price of $91.74 per share. Approximately 2.2 million of those options were exercisable at December 31, 2013 with a weighted average exercise price of $89.22 per share.

  TruePosition equity incentive plans

  Long-Term Incentive Plans

        TruePosition has granted PARs and PSUs to employees, directors, and consultants of TruePosition pursuant to its LTIP. PAR grants under the LTIP generally vest over a five-year period. On June 30 of each of the fiscal years following the second, fourth, sixth, and eighth anniversaries of the date of a grant, 25% of the original grant is deemed to have been exercised and canceled. Upon such date, the holders of such grants receive the appreciation in the value of the grant, if any, from the value of the grant on the date of its issuance. PSUs, unless otherwise indicated, have the same vesting, exercise, and cancellation provisions as PARs granted under the plan. The majority of the outstanding PSU grants contain modifications to the standard vesting, exercise and cancellation provisions.

        As of December 31, 2013 and 2012, approximately 253 thousand and 387 thousand, respectively, of the outstanding PSUs contain provisions that they operate in tandem with 69 thousand and 106 thousand, respectively, of the outstanding PARs and payout only in the event that at an exercise date their value is greater than that of the associated PARs.

        Upon separation from TruePosition, holders of grants are eligible, assuming all conditions are met under the LTIP, to receive the appreciation in value of their vested PAR grants and the value of their vested PSU grants as of the date of their separation that have not been deemed exercised and canceled.

        The following summarizes the PAR and PSU activities under the LTIP during 2013 (in thousands):

		Tandem
	Stand-alone PARs			Stand-alone PSUs
		PARs	PSUs
Outstanding at January 1, 2013	1,429	387	106	196
Grants	154	—	—	40
Exercises	(208)	(120)	(32)	(8)
Forfeitures	(64)	(14)	(5)	(10)

Outstanding at December 31, 2013	1,311	253	69	218

Fair value of outstanding grants	—	—	1,080	3,431
Vested fair value	—	—	842	1,352
Weighted average remaining vesting period	2.1 years	—	1.0 years	3.7 years
Authorized	3,000	—	—	500
Available for future grant	1,436	—	—	214

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(9) Stock-Based Compensation (Continued)

        Grants that are exercised and paid and grants that are forfeited, canceled, or otherwise not paid are available for grant under the LTIP.

        Grants under the LTIP may be settled in cash, publicly traded stock of the companies or an affiliate of the companies, or a combination thereof. TruePosition accounts for grants under the LTIP as liability instruments. Accordingly, TruePosition measures the cost of employee services received in exchange for grants based on the current fair value of the grants and records a liability at the end of each reporting period equivalent to the vested portion of such current fair value.

        TruePosition calculates the grant-date fair value and subsequent remeasurement of its liability classified awards using the Black-Scholes model. TruePosition estimates the expected term of the awards based on historical exercise and forfeiture data. The expected term for grants made to during 2013 ranged from 0.5 - 7.5 years. The volatility used by TruePosition in the Black-Scholes model for grants made during 2013 was 30%. TruePosition uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options, which ranged from 0.1% - 2.5% for grants made in 2013.

        As of December 31, 2013 and 2012, $2.2 million and $2.0 million, respectively, are included in other liabilities for the fair value (Level 2) of the Company's LTIP obligations.

  Stock Option Plan

        In October 1995, TruePosition adopted the Stock Incentive Plan (SIP), which provides for the granting of stock options to employees, directors, and consultants of TruePosition. Options granted under the SIP may be either Incentive Stock Options (ISOs) or Nonqualified Stock Options (NSOs). ISOs may be granted only to TruePosition employees (including officers and directors who are also employees). NSOs may be granted to employees, directors, and consultants. Options under the SIP may be granted for periods of up to ten years and generally vest over four or five years. As of December 31, 2013 and 2012, there were no options outstanding.

(10) Employee Benefit Plans

        TruePosition participates in Liberty's defined-contribution plan (the "Liberty 401(k) Plan"). The Liberty 401(k) Plan provides for employees to make contributions by salary reductions to a trust for investment in Liberty common stock, as well as several mutual funds pursuant to Section 401(k) of the Internal Revenue Code.

        Employees are eligible for a 100% matching contribution by the Company for each dollar contributed up to 10% of the employees' total compensation, subject to certain limitations. For the years ended December 31, 2013, 2012 and 2011, the Company contributed approximately $1.6 million, $2.0 million and $2.6 million respectively.

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(11) Related Party Transactions

        During the years ended December 31, 2013, 2012 and 2011, certain of TruePosition's costs and expenses were charged to TruePosition by Liberty. The amounts due to Liberty and the activities for the years ended December 31, 2013 and 2012 are summarized as follows:

	2013	2012
Payable at beginning of year	$2,876	10,720
Cost and (receivable) expenses charged by Liberty	2,808	3,273
Amounts due under the tax-sharing arrangement	4,493	3,000
Payments to Liberty	(16,130)	(14,117)

(Receivable) payable at end of year	$(5,953)	2,876

        The above amounts are included in other current assets and other current liabilities in the accompanying combined balance sheets.

        TruePosition also has an intercompany note arrangement with Liberty under which funds may be advanced to Liberty and remitted back to TruePosition as needed. As of December 31, 2013, the outstanding note receivable from Liberty plus accrued interest was $19.1 million. The note bears interest at the three-month LIBOR plus 2%. In February 2014, Liberty remitted back to TruePosition all principal and accrued interest related to this note. As of December 31, 2012, the outstanding note receivable from Liberty plus accrued interest was $20.1 million. The note bore interest at 0.5% per annum. In January 2013, Liberty remitted back to TruePosition all principal and accrued interest related to this note. It is anticipated that Liberty will reimburse TruePosition for any amounts outstanding on this intercompany note upon effectiveness of the Broadband Spin-Off.

        TruePosition has been a party to certain tax sharing arrangements with Liberty (or its former affiliate). Under these tax-sharing arrangements, TruePosition has been obligated to make cash payments to Liberty (or its former affiliate) in each year TruePosition generated positive taxable income, determined as if TruePosition filed a separate tax return. The amount of such payment has been equal to the amount of TruePosition's taxable income (as so determined) multiplied by the highest corporate tax rate in effect for the applicable tax jurisdiction. If on a separate return basis, TruePosition would have a net operating loss or net tax credit for a particular year, and such loss or credit could be utilized on the actual tax returns filed by Liberty (or its former affiliate), then TruePosition would be entitled to reduce current and future payments to Liberty (or its former affiliate) by the amount of such tax benefit. TruePosition made payments of $13.6 million in 2013 and $10.7 million in 2012 under these tax sharing arrangements. As of December 31, 2013, TruePosition had a $6.4 million income tax receivable due from Liberty, and as of December 31, 2012, TruePosition had a $2.7 million income tax payable due to Liberty's former affiliate. Prior to the Broadband Spin-Off, any net income tax receivable due to TruePosition from Liberty will be distributed to Liberty, and any net income tax payable of TruePosition to Liberty will be contributed by Liberty to the capital of TruePosition.

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(12) Commitments and Contingencies

  Leases

        TruePosition leases various properties under operating leases expiring at various times through 2017. The aggregate minimum annual lease payments under the noncancelable operating leases as of December 31, 2013 are as follows (amounts in thousands):

2014	$2,211
2015	1,458
2016	1,493
2017	1,528

$6,690

        TruePosition's principal facility is under lease through December 2017. Total rental expense for the years ended December 31, 2013, 2012 and 2011 was $3.1 million, $3.3 million and $3.3 million, respectively.

  Litigation

        On July 21, 2011, TruePosition filed an antitrust lawsuit in the U.S. District Court for the Eastern District of Pennsylvania against LM Ericsson Telephone Company ("Ericsson"), the Third Generation Partnership Project (3GPP) and certain other defendants for anticompetitive conduct associated with the standard setting processes for LTE wireless data communication technology as it pertains to location technology. The case has been settled and was formally dismissed in its entirety on July 30, 2014.

        On September 10, 2010, Skyhook Wireless, Inc. filed a patent infringement lawsuit in the U.S. District Court for the District of Massachusetts against Google, Inc. In March 2014, Skyhook amended its lawsuit to add additional claims. In total, Skyhook alleges that Google is infringing on nine Skyhook patents involving location technology and seeks an injunction and/or award of damages in an amount to be determined at trial. The case is proceeding through discovery and is scheduled to be tried before a jury in March 2015. In addition, on September 10, 2010, Skyhook filed a companion case in State Superior Court in Massachusetts alleging that Google improperly interfered with contracts that Skyhook entered into with a number of important Android OEM manufacturers. In October 2013, the state court granted summary judgment to Google. Skyhook has appealed the state court's grant of summary judgment and oral argument on the appeal was held in May 2014. Skyhook's appeal of the state court ruling remains pending.

  General Litigation

        In the ordinary course of business, the Company and its combined companies are parties to legal proceedings and claims involving alleged infringement of third-party intellectual property rights, defamation, and other claims. Although it is reasonably possible that the Company may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying combined financial statements.

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(12) Commitments and Contingencies (Continued)

  Indemnification Claims

        In the normal course of business, TruePosition provides indemnification to certain customers against specified claims that might arise against those customers from the use of TruePosition's products. To date, TruePosition has not had to reimburse any of its customers for any losses related to these indemnification provisions. However, six such claims are currently pending and are described below. TruePosition is unable to estimate the maximum potential impact of these indemnification provisions on its future results of operations, although TruePosition's liabilities in certain of those arrangements are customarily limited in various respects, including monetarily.

        TruePosition's former customer, T-Mobile, has made two indemnification claims against TruePosition. In September, 2008, T-Mobile requested that TruePosition indemnify it for damages (including defense costs) that it may incur in a patent infringement action that Emsat Advanced Geolocation, LLC ("Emsat") filed against T-Mobile. TruePosition is not a party to the suit. TruePosition has denied that it is obligated to indemnify T-Mobile and believes that the equipment that it has supplied to T-Mobile is not covered by the patent claims that Emsat is asserting against T-Mobile. T-Mobile has not yet formally pursued its indemnification claims in a civil court action, but has indicated its intention to do so after the infringement action is resolved. In March 2014, T-Mobile requested that TruePosition indemnify it for damages (including defense costs) that it may incur in a patent infringement action that Guidance IP LLC ("Guidance") filed against T-Mobile. TruePosition is not a party to the suit. The Company has indicated a willingness to participate in the defense of the action, but has not yet received a response from T-Mobile.

        TruePosition's customer, AT&T, has made four indemnification claims against TruePosition. In October 2008, AT&T requested TruePosition to indemnify it for damages (including defense costs) that it may incur relating to the Emsat litigation described in the preceding paragraph (to which AT&T is a party). In June 2009, AT&T requested TruePosition to indemnify it for damages (including defense costs) that it may incur relating to a lawsuit filed against AT&T by Tendler Cellular of Texas, LLC ("Tendler") (to which the Company is not a party). This action relates to TruePosition's subsidiary, Useful Networks, Inc., whose operations were discontinued in 2010. In June 2011, AT&T requested TruePosition to indemnify it for damages (including defense costs) that it may incur relating to a lawsuit filed against AT&T by Tracbeam, LLC (to which Company is not a party). In April 2014, AT&T requested TruePosition to indemnify it for damages (including defense costs) that it may incur relating to a lawsuit filed against AT&T by Guidance (to which Company is not a party). TruePosition has denied that it is obligated to indemnify AT&T with respect to the Emsat, Tendler and Guidance cases. AT&T has not yet formally pursued its indemnification claims in a civil court action and it is unclear at this time whether or not it will do so. With respect to Tracbeam, AT&T has determined that TruePosition's total allocated contribution is $132 thousand and has invoiced TruePosition accordingly. TruePosition has informed AT&T that TruePosition believes that the allocation method employed by AT&T is flawed and that the actual amount owed is less than $132 thousand.

Off-Balance Sheet Arrangements

        Liberty Broadband did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company's financial condition, results of operations, liquidity, capital expenditures or capital resources.

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(13) Segment Information

        Liberty Broadband identifies its reportable segments as (A) those combined companies that represent 10% or more of its combined annual revenue, annual Adjusted OIBDA or total assets and (B) those equity method affiliates whose share of earnings or losses represent 10% or more of Liberty Broadband's annual pre-tax earnings (losses).

        Liberty Broadband evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue, Adjusted OIBDA. In addition, Liberty Broadband reviews nonfinancial measures such as subscriber growth.

        Liberty Broadband defines Adjusted OIBDA as revenue less cost of sales, operating expenses, and selling, general and administrative expenses (excluding stock-based compensation). Liberty Broadband believes this measure is an important indicator of the operational strength and performance of its businesses, including each business's ability to service debt and fund capital expenditures. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock based compensation, separately reported litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net earnings, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. Liberty Broadband generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

        For the year ended December 31, 2013, Liberty Broadband has identified the following combined company and equity method investment as its reportable segments:

  •
  TruePosition—a wholly-owned company of the Company that develops and markets technology for locating wireless phones and other wireless devices on a cellular network, enabling wireless carriers and government agencies to provide public safety E-9-1-1 services domestically and services in support of national security and law enforcement worldwide.

  •
  Charter—an equity method investment of the Company that is one of the largest providers of cable services in the United States, offering a variety of entertainment, information and communications solutions to residential and commercial customers.

        Liberty Broadband's operating segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies. The accounting policies of the segments that are also combined companies are the same as those described in the Company's summary of significant accounting policies in the Company's annual financial statements. For periods in which Liberty Broadband owned Charter shares and warrants, we have included amounts attributable to Charter in the tables below. Although Liberty Broadband owns less than 100% of the outstanding shares of Charter, 100% of the Charter amounts are included in the schedule below and subsequently eliminated in order to reconcile the account totals to the Liberty Broadband combined financial statements.

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(13) Segment Information (Continued)

Performance Measures

	Years ended December 31,
	2013		2012		2011
	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA
	amounts in thousands
TruePosition	$77,363	5,290	83,098	11,335	1,136,934	642,398
Charter(a)	8,155,000	2,827,000	—	—	—	—
Corporate and other	—	—	—	—	—	—

	8,232,363	2,832,290	83,098	11,335	1,136,934	642,398
Eliminate equity method affiliate	(8,155,000)	(2,827,000)	—	—	—	—

Combined Liberty Broadband	$77,363	5,290	83,098	11,335	1,136,934	642,398

(a)
The amounts herein represent Charter's results for the full year ended December 31, 2013. However, the portion of Charter's share of earnings (losses) included in the combined financial statements of Liberty Broadband only includes Charter's results from the time of acquisition (May 2013) through December 31, 2013.

Other Information

	December 31, 2013			December 31, 2012
	Total assets	Investments in affiliates	Capital expenditures	Total assets	Investments in affiliates	Capital expenditures
	amounts in thousands
TruePosition	$77,166	—	1,127	75,602	—	1,893
Charter	17,295,000	—	1,825,000	—	—	—
Corporate and other	2,832,213	2,402,024	—	240,032	—	—

	20,204,379	2,402,024	1,826,127	315,634	—	1,893
Eliminate equity method affiliate	(17,295,000)	—	(1,825,000)	—	—	—

Combined Liberty Broadband	$2,909,379	2,402,024	1,127	315,634	—	1,893

Revenue by Geographic Area

	Years ended December 31,
	2013	2012	2011
	amounts in thousands
United States	$68,179	80,802	1,135,194
Other countries	9,184	2,296	1,740

	$77,363	83,098	1,136,934

LIBERTY BROADBAND CORPORATION

Notes to Combined Financial Statements, December 31, 2013, 2012 and 2011 (Continued)

(13) Segment Information (Continued)

Long-lived Assets by Geographic Area

	December 31,
	2013	2012
	amounts in thousands
United States	$4,611	6,677
Other countries	49	144

	$4,660	6,821

        The following table provides a reconciliation of segment Adjusted OIBDA to earnings (loss) from continuing operations before income taxes:

	Years ended December 31,
	2013	2012	2011
	amounts in thousands
Combined segment Adjusted OIBDA	$5,290	11,335	642,398
Stock-based compensation	(996)	2,383	(2,848)
Depreciation and amortization	(4,382)	(5,839)	(6,161)
Loss on legal settlement	—	—	6,970
Dividend and interest income	6,878	5,415	4,588
Share of earnings (loss) of affiliates, net	(76,090)	—	—
Realized and unrealized gains (losses) on financial instruments, net	97,860	57,582	(4,150)
Gain (loss) on dilution of investment in affiliate	(92,933)	—	—
Other, net	(53)	(117)	162

Earnings (loss) from continuing operations before income taxes	$(64,426)	70,759	640,959

LIBERTY BROADBAND CORPORATION

Condensed Combined Balance Sheets

(unaudited)

	June 30, 2014	December 31, 2013
	(amounts in thousands)
Assets
Current assets:
Cash and cash equivalents	$16,465	9,251
Trade and other receivables, net	927	523
Deferred income tax assets	26,405	17,598
Derivative instruments (note 3)	121,055	97,847
Note receivable from parent (note 9)	40,682	19,060
Other current assets	5,998	10,515

Total current assets	211,532	154,794
Investments in available-for-sale securities (note 4)	350,341	326,700
Investments in affiliates, accounted for using the equity method (note 5)	2,417,852	2,402,024
Property and equipment, net	4,077	4,660
Goodwill (note 6)	45,600	20,669
Intangible assets subject to amortization, net (note 6)	33,339	429
Deferred income tax assets	3,053	—
Other assets, at cost, net of accumulated amortization	68	103

Total assets	$3,065,862	2,909,379

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$15,163	9,335
Deferred revenue	37,455	3,260
Derivative instruments (note 3)	69,438	54,600
Other current liabilities	12,489	2,912

Total current liabilities	134,545	70,107

Deferred revenue	37,339	35,740
Deferred income tax liabilities	—	24,338

Total liabilities	$171,884	130,185

Equity
Parent's investment	3,157,389	2,986,079
Accumulated other comprehensive earnings, net of taxes	7,175	7,890
Retained earnings (accumulated deficit)	(270,586)	(214,775)

Total equity	2,893,978	2,779,194
Commitments and contingencies (note 10)

Total liabilities and equity	$3,065,862	2,909,379

See accompanying notes to the condensed combined financial statements

LIBERTY BROADBAND CORPORATION

Condensed Combined Statements of Operations

(unaudited)

	Six months ended June 30,
	2014	2013
	(amounts in thousands, except per share amounts)
Revenue:
Service	$29,251	30,124
Product	4,816	12,698

Total revenue	34,067	42,822
Operating costs and expenses
Cost of goods sold	506	11,236
Operating, including stock-based compensation (note 8)	3,269	4,150
Selling, general and administrative, including stock-based compensation (note 8)	29,926	15,823
Research and development, including stock-based compensation (note 8)	9,196	8,688
Depreciation and amortization	4,104	2,309

	47,001	42,206

Operating income (loss)	(12,934)	616
Other income (expense):
Dividend and interest income	3,003	3,437
Share of earnings (losses) of affiliates (note 5)	(61,426)	(27,266)
Realized and unrealized gains (losses) on financial instruments, net (note 3)	36,277	58,862
Gain (loss) on dilution of investment in affiliate (note 5)	(50,209)	(3,056)
Other, net	(68)	(37)

Net earnings (loss) before income taxes	(85,357)	32,556

Income tax benefit (expense)	29,546	(13,415)

Net earnings (loss) attributable to Liberty Broadband shareholders	$(55,811)	19,141

Unaudited Pro Forma basic net earnings (loss) attributable to Series A and Series B Liberty Broadband shareholders per common share (note 2)	$(0.65)	0.22

See accompanying notes to the condensed combined financial statements

LIBERTY BROADBAND CORPORATION

Condensed Combined Statements of Comprehensive Earnings (Loss)

(unaudited)

	Six months ended June 30,
	2014	2013
	(amounts in thousands)
Net earnings (loss)	$(55,811)	19,141
Other comprehensive earnings (loss), net of taxes:
Unrealized holding gains (losses) arising during the period	(2,602)	1,580
Share of other comprehensive earnings (loss) of equity affiliates	1,887	1,345

Other comprehensive earnings (loss), net of taxes	(715)	2,925

Comprehensive earnings (loss) attributable to Liberty Broadband shareholders	$(56,526)	22,066

See accompanying notes to the condensed combined financial statements

LIBERTY BROADBAND CORPORATION

Condensed Combined Statements of Cash Flows

(unaudited)

	Six months ended June 30,
	2014	2013
	(amounts in thousands)
Cash flows from operating activities:
Net earnings (loss)	$(55,811)	19,141
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	4,104	2,309
Stock-based compensation	545	715
Share of (earnings) losses of affiliates, net	61,426	27,266
Realized and unrealized (gains) losses on financial instruments, net	(36,277)	(58,862)
(Gain) loss on dilution of investment in affiliate	50,209	3,056
Deferred income tax expense (benefit)	(37,509)	(4,239)
Other non-cash charges (credits), net	(9)	(690)
Changes in operating assets and liabilities:
Current and other assets	977	2,317
Payables and other liabilities	43,214	42,772

Net cash provided by operating activities	30,869	33,785

Cash flows from investing activities:
Capital expended for property and equipment	(759)	(397)
Proceeds (payments) from issuances or settlements of financial instruments, net	—	(59,612)
Cash paid for acquisitions, net of cash acquired	(48,088)	—
Investments in equity method affiliates	(124,492)	(2,565,149)
Amounts loaned to parent	(60,723)	(58,708)
Repayments by parent on loan receivable	39,101	35,098
Other investing activities, net	(4)	(4)

Net cash used in investing activities	(194,965)	(2,648,772)

Cash flows from financing activities:
Proceeds from issuances of financial instruments	32,415	22,474
Payments from settlements of financial instruments	(32,415)	(22,474)
Contribution from (distribution to) parent, net	171,310	2,621,688

Net cash provided by (used in) financing activities	171,310	2,621,688

Net increase in cash	7,214	6,701
Cash and cash equivalents, beginning of period	9,251	10,031

Cash and cash equivalents, end of period	$16,465	16,732

See accompanying notes to the condensed combined financial statements

LIBERTY BROADBAND CORPORATION

Condensed Combined Statement of Equity

(unaudited)

	Parent's Investment	Accumulated other comprehensive earnings	Retained earnings (accumulated) deficit	Total equity
	(amounts in thousands)
Balance at January 1, 2014	$2,986,079	7,890	(214,775)	2,779,194
Net earnings (loss)	—	—	(55,811)	(55,811)
Other comprehensive earnings (loss)	—	(715)	—	(715)
Contribution from (distribution to) parent	171,310	—	—	171,310

Balance at June 30, 2014	$3,157,389	7,175	(270,586)	2,893,978

See accompanying notes to the condensed combined financial statements

LIBERTY BROADBAND CORPORATION

Notes to Condensed Combined Financial Statements

(unaudited)

(1) Basis of Presentation

        During May 2014, the board of Liberty Media Corporation and its subsidiaries ("Liberty," formerly named Liberty Spinco, Inc.) authorized management to pursue a plan to spin-off to its stockholders common stock of a wholly-owned subsidiary, Liberty Broadband Corporation ("Liberty Broadband"), and to distribute subscription rights to acquire shares of Liberty Broadband's common stock (the "Broadband Spin-Off"). Liberty Broadband will be comprised of, among other things, Liberty's (i) interest in Charter Communications ("Charter"), (ii) wholly-owned company TruePosition, Inc. ("TruePosition"), (iii) minority equity investment in Time Warner Cable, Inc. ("Time Warner"), (iv) certain deferred tax liabilities, as well as liabilities related to the Time Warner written call option and (v) initial indebtedness, pursuant to a margin loan to be entered into prior to the completion of the Broadband Spin-Off. In the Broadband Spin-Off, record holders of Liberty Series A, Series B and Series C common stock will receive one-fourth of a share of the corresponding series of Liberty Broadband common stock for each share of Liberty common stock held by them as of the record date for the Broadband Spin-Off, with cash in lieu of fractional shares. In addition, stockholders will also receive a subscription right to acquire one share of Series C Liberty Broadband common stock for every five shares of Liberty Broadband common stock they receive in the Broadband Spin-Off (irrespective of the series of common stock received).

        The subscription rights are being issued to raise capital for general corporate purposes of Liberty Broadband and will enable the holders to acquire shares of Series C Liberty Broadband common stock at a 20% discount to the 20- trading day volume weighted average trading price of the Series C Liberty Broadband common stock following the completion of the Broadband Spin-Off. We expect the subscription rights to become publicly traded once the exercise price has been established and the rights offering to expire forty-two trading days following the completion of the Broadband Spin-Off.

        The Broadband Spin-Off and rights offering are intended to be tax-free to stockholders of Liberty and the completion of the Broadband Spin-Off and commencement of the rights offering will be subject to various conditions, including the receipt of an opinion of tax counsel.

        The accompanying (a) condensed combined balance sheet as of December 31, 2013, which has been derived from audited financial statements, and (b) the interim unaudited condensed combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and represent a combination of the historical financial information of TruePosition, Liberty's interest in Charter, Liberty's minority equity investment in Time Warner and certain deferred tax liabilities, as well as liabilities related to the Time Warner call option. These financial statements refer to the combination of the aforementioned subsidiary, investments, and financial instruments, as "Liberty Broadband," "the Company," "us," "we" and "our" in the notes to the combined financial statements. The Broadband Spin-Off will be accounted for at historical cost due to the pro rata nature of the distribution to holders of Liberty common stock. All significant intercompany accounts and transactions have been eliminated in the condensed combined financial statements.

Spin-Off of Liberty Broadband from Liberty Media Corporation

        Following the Broadband Spin-Off, Liberty and Liberty Broadband will operate as separate, publicly traded companies, and neither will have any stock ownership, beneficial or otherwise, in the other. In connection with the Broadband Spin-Off, Liberty and Liberty Broadband will enter into

LIBERTY BROADBAND CORPORATION

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

(1) Basis of Presentation (Continued)

certain agreements in order to govern certain of the ongoing relationships between the two companies after the Broadband Spin-Off and to provide for an orderly transition. These agreements include a reorganization agreement, a services agreement, a facilities sharing agreement and a tax sharing agreement.

        The reorganization agreement will provide for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Broadband Spin-Off, certain conditions to the Broadband Spin-Off and provisions governing the relationship between Liberty Broadband and Liberty with respect to and resulting from the Broadband Spin-Off. The tax sharing agreement will provide for the allocation and indemnification of tax liabilities and benefits between Liberty and Liberty Broadband and other agreements related to tax matters. Pursuant to the services agreement, Liberty will provide Liberty Broadband with general and administrative services including legal, tax, accounting, treasury and investor relations support. Under the facilities sharing agreement, Liberty Broadband will share office space with Liberty and related amenities at Liberty's corporate headquarters. Liberty Broadband will reimburse Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services and for costs that will be negotiated semi-annually.

Acquisition of Skyhook Wireless, Inc.

        On February 14, 2014, TruePosition acquired 100% of the outstanding common shares of Skyhook Wireless, Inc. ("Skyhook"), a Delaware corporation, for approximately $57.5 million in cash. Skyhook is a provider of hybrid wireless positioning technology and contextual location intelligence. Acquisition related costs of $958 thousand are included in selling, general and administrative expenses for the six months ended June 30, 2014. TruePosition used its cash plus a capital contribution of $49.4 million from Liberty during 2014 to fund the acquisition. TruePosition has placed $6.0 million of the cash consideration into an escrow account for use to settle any indemnification claims made by TruePosition during the 12 months subsequent to closing the acquisition. After 12 months, any remaining funds will be paid to the selling parties.

        The initial purchase price allocation for Skyhook is as follows (amounts in thousands):

Cash and cash equivalents	$9,442
Tradename	4,500
Goodwill	24,931
Amortizable intangible assets	31,065
Other assets	1,386
Accounts payable and accrued liabilities	(6,905)
Deferred revenue	(5,000)
Deferred taxes	(1,889)

$57,530

        Amortizable intangible assets acquired include tradenames, customer relationships, and software. The fair value of these assets was determined using projected cash flows based on Level 3 inputs, and the remaining useful life of these assets was determined to be 5 years. Accordingly, the amortizable intangible assets acquired will be amortized straight-line over this period. Goodwill is calculated as the

LIBERTY BROADBAND CORPORATION

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

(1) Basis of Presentation (Continued)

excess of the consideration transferred over the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and non-contractual relationships. The initial purchase price allocation is subject to change upon receipt of the final valuation analysis for Skyhook. Assuming the Skyhook transaction took place on January 1, 2013 the six months ended June 30, 2013 revenue would have been approximately $46.5 million, the operating loss would have been $5.1 million and the net income would have been $17.9 million on a pro forma basis. The previous amounts were determined using historical results of Broadband and Skyhook, including purchase accounting amortization. Such amounts are not indicative of what actual amounts might have been had the transaction occured as of that date.

(2) Pro Forma Earnings per Share (EPS)

        Unaudited pro forma earnings (loss) per common share for all periods presented is computed by dividing net earnings (loss) for the respective period by 85,750,133 common shares, which is the aggregate number of shares of Series A, Series B and Series C common stock that would have been issued if the Broadband Spin-Off had occurred on June 30, 2014, assuming a 1-for-4 distribution ratio, including the impact of a Series C stock dividend of two shares of Series C Liberty common stock for every share of Series A or B Liberty common stock outstanding on the record date for the stock dividend, completed on July 23, 2014.

(3) Assets and Liabilities Measured at Fair Value

        For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3.

        The Company's assets and liabilities measured at fair value are as follows:

	June 30, 2014			December 31, 2013
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
	amounts in thousands
Available-for-sale securities	$350,341	350,341	—	326,700	326,700	—
Charter warrants	$121,055	—	121,055	97,847	—	97,847
Time Warner written call option	$(69,438)	—	(69,438)	(54,600)	—	(54,600)

        The fair value of Level 2 derivative assets were obtained from pricing sources for identical or comparable instruments, rather than direct observations of quoted prices in active markets. The fair

LIBERTY BROADBAND CORPORATION

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

(3) Assets and Liabilities Measured at Fair Value (Continued)

value of Level 2 derivative liabilities were derived from a typical model using observable market data as the significant inputs.

Other Financial Instruments

        Other financial instruments not measured at fair value on a recurring basis include trade receivables, trade payables, accrued and other current liabilities. The carrying amount approximates fair value due to the short maturity of these instruments as reported on our combined balance sheets.

Realized and Unrealized Gains (Losses) on Financial Instruments

        Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

	Six months ended June 30,
	2014	2013
	(amounts in thousands)
Charter warrants	$23,209	26,303
Time Warner investment and call option	13,068	32,559

	$36,277	58,862

(4) Investments in Available-for-Sale Securities

        All marketable equity and debt securities held by the Company are classified as available-for-sale ("AFS") and are carried at fair value generally based on quoted market prices. GAAP permits entities to choose to measure many financial instruments, such as AFS securities, and certain other items at fair value and to recognize the changes in fair value of such instruments in the entity's statements of operations. The Company has elected to account for those of its AFS securities which it considers to be nonstrategic ("Fair Value Option Securities") at fair value. Accordingly, changes in the fair value of Fair Value Option Securities, as determined by quoted market prices, are reported in realized and unrealized gains (losses) on financial instruments in the accompanying condensed combined statements of operations.

LIBERTY BROADBAND CORPORATION

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

(4) Investments in Available-for-Sale Securities (Continued)

        Investments in AFS securities, including Fair Value Option Securities separately aggregated, are summarized as follows:

	June 30, 2014	December 31, 2013
	amounts in thousands
Fair Value Option Securities
Time Warner Cable Inc.(a)	$348,358	320,452
Other equity securities	1,983	6,248

Total investments in available-for-sale securities	$350,341	326,700

(a)
During the year ended December 31, 2013, in connection with Liberty's acquisition of Charter common stock and warrants, as discussed in note 5, Liberty, through certain of its wholly-owned subsidiaries, entered into three different margin loans with various financial institutions ("lender parties") in order to fund the purchase. The entities which hold the margin loans are not included in Liberty Broadband. Therefore, the margin loans will remain at Liberty upon completion of the Broadband Spin-Off. As of June 30, 2014, Liberty pledged approximately 1.1 million Time Warner Cable, Inc. shares with a value of approximately $164.2 million pursuant to the $1 billion margin loan due October 31, 2014. The margin loan secured by the Time Warner Cable, Inc. shares is expected to be repaid and the collateral released prior to the Broadband Spin-Off.

Unrealized Holding Gains and Losses

        As of June 30, 2014 and December 31, 2013, the gross unrealized holding gains related to investment in AFS securities were $1.6 million and $5.9 million, respectively. There were no gross unrealized holding losses related to investment in AFS securities for the periods presented.

(5) Investments in Affiliates Accounted for Using the Equity Method

        In May 2013, Liberty completed a transaction with investment funds managed by, or affiliated with, Apollo Management, Oaktree Capital Management and Crestview Partners to acquire approximately 26.9 million shares of common stock and approximately 1.1 million warrants in Charter for approximately $2.6 billion, which represented an approximate 27% beneficial ownership (including the warrants on an as if converted basis) in Charter at the time of purchase and a price per share of $95.50. Liberty funded the purchase with a combination of cash of approximately $1.2 billion on hand and new margin loan arrangements on approximately 20.3 million Charter common shares, approximately 720 million SIRIUS XM common shares, approximately 8.1 million Live Nation common shares and a portion of Liberty's available for sale securities, including shares of Time Warner Cable, Inc. Liberty allocated the purchase price between the shares of common stock and the warrants acquired in the transaction by determining the fair value of the publicly traded warrants and allocating the remaining balance to the shares acquired, which resulted in an excess basis in the investment of $2,532.3 million. The investment in Charter is accounted for as an equity method affiliate based on the ownership interest obtained and the board seats held by individuals appointed by Liberty.

LIBERTY BROADBAND CORPORATION

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

(5) Investments in Affiliates Accounted for Using the Equity Method (Continued)

        Due to the amortization of amortizable assets acquired, losses due to warrant and stock option exercises at Charter (as discussed below) and the acquisition of additional shares of Charter, the excess basis has decreased to $2,387 million as of June 30, 2014 and has been allocated within memo accounts used for equity accounting purposes as follows (amounts in millions):

Property and equipment	$436
Customer relationships	658
Franchise fees	1,359
Trademarks	33
Goodwill	950
Debt	(223)
Deferred income tax liability	(826)

$2,387

        Upon acquisition, Liberty ascribed remaining useful lives of 7 years and 13 years to property and equipment and customer relationships, respectively, and indefinite lives to franchise fees, trademarks and goodwill. Outstanding debt is amortized over the contractual period using the effective interest rate method. Amortization related to debt and intangible assets with identifiable useful lives is included in the Company's share of earnings (losses) from affiliates line item in the accompanying combined statements of operations and aggregated $40.9 million and $3.7 million, net of related taxes, for the six months ended June 30, 2014 and 2013, respectively.

        The entity which holds the investment in Charter, LMC Cheetah, LLC, is included in Liberty Broadband. However, the entities which hold the margin loans entered into in connection with Liberty's purchase of Charter are not included in Liberty Broadband. Therefore, the margin loans will remain at Liberty upon completion of the Broadband Spin-Off. During the six months ended June 30, 2014, Liberty fully repaid the $670 million margin loan due 2015, and the Charter shares previously pledged under the loan are no longer pledged as collateral.

        As of June 30, 2014, the carrying value of Liberty Broadband's ownership in Charter was approximately $2,418 million. The market value of Liberty Broadband's ownership in Charter as of June 30, 2014 was approximately $4,396 million, which represented an approximate ownership of 26% of the outstanding equity of Charter as of that date.

        During the six months ended June 30, 2014, there was a $50.2 million loss in the Company's investment in Charter shares and warrants due to warrant and stock option exercises at Charter below Liberty Broadband's book basis per share.

        During the six months ended June 30, 2014, Liberty purchased 897 thousand Charter shares for approximately $124.5 million.

LIBERTY BROADBAND CORPORATION

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

(5) Investments in Affiliates Accounted for Using the Equity Method (Continued)

        Summarized unaudited financial information for Charter is as follows (amounts in millions):

Charter consolidated balance sheet

June 30, 2014
Cash and cash equivalents	$9
Accounts receivable, net	252
Property and equipment, net	8,197
Goodwill	1,170
Intangible assets, net	7,254
Other assets	487

Total assets	$17,369

Accounts payable and accrued liabilities	$1,606
Debt	14,019
Deferred income tax liability	1,554
Other liabilities	71
Equity	119

Total liabilities and shareholders' equity	$17,369

Charter consolidated statement of operations

Six months ended June 30, 2014
Revenue	$4,461
Operating costs and expenses	(2,926)
Depreciation and amortization	(1,033)
Other operating expenses	(9)
Interest expense, net	(421)
Loss on derivative instruments, net	(8)
Other expense, net	(17)
Income tax expense, net	(129)

Net loss	$(82)

LIBERTY BROADBAND CORPORATION

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

(6) Goodwill and Other Intangible Assets

  Goodwill

        Changes in the carrying amount of goodwill are as follows (amounts in thousands):

	TruePosition	Charter	Corporate and Other	Total
Balance at January 1, 2014	$20,669	—	—	20,669
Acquisitions(1)	24,931	—	—	24,931

Balance at June 30, 2014	$45,600	—	—	45,600

(1)
As discussed in note 1, TruePosition acquired Skyhook during the six months ended June 30, 2014.

        Intangible assets subject to amortization are comprised of the following (amounts in thousands):

	June 30, 2014			December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents	$18,610	(4,249)	14,361	3,110	(3,085)	25
Customer relationships	15,500	(1,162)	14,338	—	—	—
Tradename	4,500	(338)	4,162	—	—	—
Capitalized software	10,914	(10,436)	478	10,694	(10,290)	404

	$49,524	(16,185)	33,339	13,804	(13,375)	429

        TruePosition's patents are amortized straight-line over three years. TruePosition's capitalized software intangible assets are amortized straight-line over three to five years. TruePosition's customer relationships and tradename are amortized straight-line over five years. Amortization expense was $2.7 million and $514 thousand for the six months ended June 30, 2014 and 2013, respectively.

        The estimated future amortization expense for the next five years related to intangible assets with definite lives as of June 30, 2014 is as follows (amounts in thousands):

Remainder of 2014	$3,692
2015	7,309
2016	7,215
2017	7,113
2018	7,104

Total	$32,432

LIBERTY BROADBAND CORPORATION

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

(7) Debt

        TruePosition had a $4 million line of credit, which expired on December 25, 2013, covering standby letters of credit issued for the benefit of TruePosition. Pursuant to the terms of the line of credit, upon its expiration, any issued and outstanding letters of credit remain in effect through the remainder of their respective terms. $634 thousand in letters of credit were outstanding and those letters of credit remain outstanding as of December 31, 2013 and June 30, 2014.

        The line of credit bore interest at the rate of four-tenths of 1% per annum on the balance available for issuance of letters of credit. Letters of credit issued under the line of credit bear interest at an annual rate of 1.75%, payable quarterly. Interest expense related to the line of credit was not material for the six months ended June 30, 2014 and 2013.

        Letters of credit issued under the line of credit prior to its expiration remain collateralized by a cash deposit maintained by the bank, which will remain in place during the remaining terms of the outstanding letters of credit.

(8) Stock-Based Compensation

        Included in the accompanying condensed combined statements of operations are the following amounts of stock-based compensation for the six months ended June 30, 2014 and 2013 (amounts in thousands):

	Six months ended June 30,
	2014	2013
Operating expense	$10	21
Selling, general and administrative	368	521
Research and development	167	173

	$545	715

  Liberty Incentive Plans

        Pursuant to the Liberty Media Corporation 2013 Incentive Plan, as amended from time to time (the "2013 Plan"), and the Liberty Media Corporation 2013 Nonemployee Director Incentive Plan, as amended from time to time (the "2013 NDIP"), Liberty granted to certain employees and directors of Liberty stock options and SARs (collectively, "Awards") to purchase shares of Liberty common stock. The 2013 Plan and 2013 NDIP provided for Awards to be issued in respect of a maximum of 25 million shares and 1.5 million shares, respectively, of Liberty common stock. Awards generally vest over 4-5 years and have a term of 7-10 years. Liberty issues new shares upon exercise of equity awards. Options to purchase shares of Liberty common stock, stock appreciation rights with respect to shares of Liberty common stock and restricted shares of Liberty common stock have been granted to various directors, officers and employees of Liberty pursuant to the various stock incentive plans administered by the Liberty board of directors or the compensation committee thereof.

        The holder of an outstanding option to purchase shares of Liberty common stock on the record date (an original Liberty option) will receive an option to purchase an equivalent number of shares of

LIBERTY BROADBAND CORPORATION

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

(8) Stock-Based Compensation (Continued)

the corresponding series of our Liberty Broadband common stock and an adjustment to the exercise price and number of shares subject to the original Liberty option (as so adjusted, an adjusted Liberty option). The exercise prices of and number of shares subject to the new Liberty Broadband option and the related adjusted Liberty option will be determined based on the exercise price and number of shares subject to the original Liberty option, the distribution ratio of 0.25, the pre Spin-Off trading price of Liberty common stock (determined using the volume weighted average price of the applicable series of Liberty common stock over the three consecutive trading days immediately preceding the Broadband Spin-Off) and the relative post-Broadband Spin-Off trading prices of Liberty common stock and Liberty Broadband common stock (determined using the volume weighted average price of the applicable series of common stock over the three consecutive trading days beginning on the first trading day following the Broadband Spin-Off on which both the Liberty common stock and the Liberty Broadband common stock trade in the "regular way" (meaning once the common stock trades using a standard settlement cycle)), such that the pre-Broadband Spin-Off intrinsic value of the original Liberty option is allocated between the new Liberty Broadband option and the adjusted Liberty option.

        Except as described above, all other terms of an adjusted Liberty option and a new Liberty Broadband option (including, for example, the vesting terms thereof) will in all material respects, be the same as those of the corresponding original Liberty option. The terms of the adjusted Liberty option will be determined and the new Liberty Broadband option will be granted as soon as practicable following the determination of the pre- and post-Broadband Spin-Off trading prices of Liberty and Liberty Broadband common stock, as applicable. Liberty had outstanding approximately 3.5 million Liberty Series A options at June 30, 2014 with a weighted average exercise price of $92.02 per share. Approximately 2.4 million of those options were exercisable at June 30, 2014 with a weighted average exercise price of $90.23 per share.

  TruePosition equity incentive plans

        There were no phantom stock appreciation rights or phantom stock units granted during the six months ended June 30, 2014. As of June 30, 2014, the fair value of outstanding PARs and PSUs was approximately $4.9 million. As of June 30, 2014, $2.7 million is included in other liabilities for the fair value of TruePosition's vested long-term incentive plan obligations.

LIBERTY BROADBAND CORPORATION

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

(9) Related Party Transactions

        During the six months ended June 30, 2014 and 2013, certain of TruePosition's costs and expenses were charged to TruePosition by Liberty. The amounts due to Liberty and the activities for the six months ended June 30, 2014 is summarized as follows:

2014
Receivable at beginning of year	$(5,953)
Cost and expenses charged by Liberty	2,904
Amounts due under the tax- sharing arrangement	4,997
Transfer of related party receivable to (from) note receivable	5,306
Payments to Liberty	(2,658)

Payable at end of period	$4,596

        The above amount is included in other current liabilities as of June 30, 2014 in the accompanying condensed combined balance sheets.

        TruePosition also has an intercompany note arrangement with Liberty under which funds may be advanced to Liberty and remitted back to TruePosition as needed. As of June 30, 2014, the outstanding note receivable from Liberty plus accrued interest was $40.7 million. As of December 31, 2013, the outstanding note receivable from Liberty plus accrued interest was $19.1 million. The note bears interest at the three-month LIBOR plus 2%. It is anticipated that Liberty will reimburse TruePosition for any amounts outstanding on this intercompany note upon effectiveness of the Broadband Spin-Off.

        TruePosition has been a party to certain tax sharing arrangements with Liberty (or its former affiliate). Under these tax-sharing arrangements, TruePosition has been obligated to make cash payments to Liberty (or its former affiliate) in each year TruePosition generated positive taxable income, determined as if TruePosition filed a separate tax return. The amount of such payment has been equal to the amount of TruePosition's taxable income (as so determined) multiplied by the highest corporate tax rate in effect for the applicable tax jurisdiction. If on a separate return basis, TruePosition would have a net operating loss or net tax credit for a particular year, and such loss or credit could be utilized on the actual tax returns filed by Liberty (or its former affiliate), then TruePosition would be entitled to reduce current and future payments to Liberty (or its former affiliate) by the amount of such tax benefit. During the six months ended June 30, 2014 and 2013, $5.3 million and $8.6 million, respectively, due to TruePosition from Liberty was transferred to the note receivable from Liberty under this arrangement. As of June 30, 2014, $3.9 million was due to Liberty, and as of December 31, 2013, $6.4 million was due from Liberty under this arrangement. Prior to the Broadband Spin-Off, any net income tax receivable due to TruePosition from Liberty will be distributed to Liberty, and any net income tax payable of TruePosition to Liberty will be contributed by Liberty to the capital of TruePosition.

LIBERTY BROADBAND CORPORATION

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

(10) Commitments and Contingencies

  Leases

        TruePosition leases various properties under operating leases expiring at various times through 2017. TruePosition's principal facility is under lease through December 2017. Total rental expense for each of the six months ended June 30, 2014 and 2013 was $1.6 million.

  General Litigation

        In the ordinary course of business, the Company and its combined companies are parties to legal proceedings and claims involving alleged infringement of third-party intellectual property rights, defamation, and other claims. Although it is reasonably possible that the Company may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying combined financial statements.

        On July 21, 2011, TruePosition filed an antitrust lawsuit in the U.S. District Court for the Eastern District of Pennsylvania against LM Ericsson Telephone Company (Ericsson), the Third Generation Partnership Project (3GPP) and certain other defendants arising from the standard setting processes for LTE wireless data communication technology as it pertains to location technology. The case has been settled, with a cash payment to TruePosition of approximately $6 million and non-monetary considerations, and was formally dismissed in its entirety on July 30, 2014. Defendants 3GPP and Ericsson did not contribute to the cash portion of the settlement. With respect to the defendants that contributed to the cash settlement, such cash was provided with no finding or implication of liability to avoid the expenditure of litigation costs exceeding the settlement amount, and in consideration for TruePosition's withdrawal of accusations of wrongdoing.

Certain Risks and Concentrations

        The TruePosition business is subject to certain risks and concentrations including dependence on relationships with its customers. TruePosition has one significant customer, the loss of which would have a material adverse effect on the Company's business. For the six months ended June 30, 2014 and 2013, this customer accounted for 84% and 76%, respectively, of the Company's total revenue.

Off-Balance Sheet Arrangements

        Liberty Broadband did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company's financial condition, results of operations, liquidity, capital expenditures or capital resources.

(11) Segment Information

        Liberty Broadband identifies its reportable segments as (A) those combined companies that represent 10% or more of its combined annual revenue, annual Adjusted OIBDA or total assets and (B) those equity method affiliates whose share of earnings represent 10% or more of Liberty Broadband's annual pre-tax earnings.

LIBERTY BROADBAND CORPORATION

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

(11) Segment Information (Continued)

        Liberty Broadband evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue and Adjusted OIBDA. In addition, Liberty Broadband reviews nonfinancial measures such as subscriber growth.

        Liberty Broadband defines Adjusted OIBDA as revenue less cost of sales, operating expenses, and selling, general and administrative expenses (excluding stock-based compensation). Liberty Broadband believes this measure is an important indicator of the operational strength and performance of its businesses, including each business's ability to service debt and fund capital expenditures. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock-based compensation, separately reported litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net earnings, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. Liberty Broadband generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

        For the six months ended June 30, 2014, Liberty Broadband has identified the following combined company and equity method investment as its reportable segments:

  •
  TruePosition—a wholly-owned company of the Company that develops and markets technology for locating wireless phones and other wireless devices on a cellular network, enabling wireless carriers and government agencies to provide public safety E-9-1-1 services domestically and services in support of national security and law enforcement worldwide.

  •
  Charter—an equity method investment of the Company that is one of the largest providers of cable services in the United States, offering a variety of entertainment, information and communications solutions to residential and commercial customers.

        Liberty Broadband's operating segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies. The accounting policies of the segments that are also combined companies are the same as those described in the Company's summary of significant accounting policies in the Company's annual financial statements.

LIBERTY BROADBAND CORPORATION

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

(11) Segment Information (Continued)

Performance Measures

	Six months ended June 30,
	2014		2013
	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA
	amounts in thousands
TruePosition	$34,067	(8,285)	42,822	3,640
Charter	4,461,000	1,553,000	3,889,000	1,346,000
Corporate and other	—	—	—	—

	4,495,067	1,544,715	3,931,822	1,349,640
Eliminate equity method affiliate	(4,461,000)	(1,553,000)	(3,889,000)	(1,346,000)

Combined Liberty Broadband	$34,067	(8,285)	42,822	3,640

Other Information

	June 30, 2014
	Total assets	Investments in affiliates	Capital expenditures
	amounts in thousands
TruePosition	$177,822	—	759
Charter	17,369,000	—	1,109,000
Corporate and other	2,888,040	2,417,852	—

	20,434,862	2,417,852	1,109,759
Eliminate equity method affiliate	(17,369,000)	—	(1,109,000)

Combined Liberty Broadband	$3,065,862	2,417,852	759

LIBERTY BROADBAND CORPORATION

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

(11) Segment Information (Continued)

        The following table provides a reconciliation of segment Adjusted OIBDA to earnings (loss) before income taxes:

	Six months ended June 30,
	2014	2013
	amounts in thousands
Combined segment Adjusted OIBDA	$(8,285)	3,640
Stock-based compensation	(545)	(715)
Depreciation and amortization	(4,104)	(2,309)
Dividend and interest income	3,003	3,437
Share of earnings (loss) of affiliates, net	(61,426)	(27,266)
Realized and unrealized gains (losses) on financial instruments, net	36,277	58,862
Gain (loss) on dilution of investment in affiliate	(50,209)	—
Other, net	(68)	(38)

Earnings (loss) before income taxes	$(85,357)	35,611

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Charter Communications, Inc.:

        We have audited the accompanying consolidated balance sheets of Charter Communications, Inc. and subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Charter Communications, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
St. Louis, Missouri February 20, 2014

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in millions, except share data)

	December 31, 2013	December 31, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$21	$7
Restricted cash and cash equivalents	—	27
Accounts receivable, less allowance for doubtful accounts of $19 and $14, respectively	234	234
Prepaid expenses and other current assets	67	62

Total current assets	322	330

INVESTMENT IN CABLE PROPERTIES:
Property, plant and equipment, net of accumulated depreciation of $4,787 and $3,563, respectively	7,981	7,206
Franchises	6,009	5,287
Customer relationships, net	1,389	1,424
Goodwill	1,177	953

Total investment in cable properties, net	16,556	14,870

OTHER NONCURRENT ASSETS	417	396

Total assets	$17,295	$15,596

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$1,467	$1,224

Total current liabilities	1,467	1,224

LONG-TERM DEBT	14,181	12,808

DEFERRED INCOME TAXES	1,431	1,321

OTHER LONG-TERM LIABILITIES	65	94

SHAREHOLDERS' EQUITY:
Class A common stock; $.001 par value; 900 million shares authorized; 106,144,075 and 101,176,247 shares issued and outstanding, respectively	—	—
Class B common stock; $.001 par value; 25 million shares authorized; no shares issued and outstanding	—	—
Preferred stock; $.001 par value; 250 million shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	1,760	1,616
Accumulated deficit	(1,568)	(1,392)
Accumulated other comprehensive loss	(41)	(75)

Total shareholders' equity	151	149

Total liabilities and shareholders' equity	$17,295	$15,596

The accompanying notes are an integral part of these consolidated financial statements.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in millions, except per share and share data)

	Year Ended December 31,
	2013	2012	2011
REVENUES	$8,155	$7,504	$7,204
COSTS AND EXPENSES:
Operating costs and expenses (excluding depreciation and amortization)	5,345	4,860	4,564
Depreciation and amortization	1,854	1,713	1,592
Other operating expenses, net	31	15	7

	7,230	6,588	6,163

Income from operations	925	916	1,041

OTHER EXPENSES:
Interest expense, net	(846)	(907)	(963)
Loss on extinguishment of debt	(123)	(55)	(143)
Gain on derivative instruments, net	11	—	—
Other expense, net	(16)	(1)	(5)

	(974)	(963)	(1,111)

Loss before income taxes	(49)	(47)	(70)
Income tax expense	(120)	(257)	(299)

Net loss	$(169)	$(304)	$(369)

LOSS PER COMMON SHARE, BASIC AND DILUTED	$(1.65)	$(3.05)	$(3.39)

Weighted average common shares outstanding, basic and diluted	101,934,630	99,657,989	108,948,554

The accompanying notes are an integral part of these consolidated financial statements.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(dollars in millions)

	Year Ended December 31,
	2013	2012	2011
Net loss	$(169)	(304)	$(369)
Net impact of interest rate derivative instruments, net of tax	34	(10)	(8)

Comprehensive loss	$(135)	$(314)	$(377)

The accompanying notes are an integral part of these consolidated financial statements.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(dollars in millions)

	Class A Common Stock		Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
BALANCE, December 31, 2010		—	—	1,776	(235)	(6)	(57)	1,478
Net loss		—	—	—	(369)	—	—	(369)
Net impact of interest rate derivative instruments, net of tax		—	—	—	—	—	(8)	(8)
Stock compensation expense, net		—	—	36	—	—	—	36
Exercise of options		—	—	5	—	—	—	5
Purchase of treasury stock		—	—	—	—	(733)	—	(733)
Retirement of treasury stock		—	—	(261)	(478)	739	—	—

BALANCE, December 31, 2011		—	—	1,556	(1,082)	—	(65)	409
Net loss		—	—	—	(304)	—	—	(304)
Net impact of interest rate derivative instruments, net of tax		—	—	—	—	—	(10)	(10)
Stock compensation expense, net		—	—	50	—	—	—	50
Exercise of options		—	—	15	—	—	—	15
Purchase of treasury stock		—	—	—	—	(11)	—	(11)
Retirement of treasury stock		—	—	(5)	(6)	11	—	—

BALANCE, December 31, 2012		—	—	1,616	(1,392)	—	(75)	149
Net loss		—	—	—	(169)	—	—	(169)
Net impact of interest rate derivative instruments, net of tax		—	—	—	—	—	34	34
Stock compensation expense, net		—	—	48	—	—	—	48
Exercise of options and warrants		—	—	104	—	—	—	104
Purchase of treasury stock		—	—	—	—	(15)	—	(15)
Retirement of treasury stock		—	—	(8)	(7)	15	—	—

BALANCE, December 31, 2013	$		$—	$1,760	$(1,568)	$—	$(41)	$151

The accompanying notes are an integral part of these consolidated financial statements.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in millions)

	Year Ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(169)	$(304)	$(369)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and amortization	1,854	1,713	1,592
Non-cash interest expense	43	45	34
Loss on extinguishment of debt	123	55	143
Gain on derivative instruments, net	(11)	—	—
Deferred income taxes	112	250	290
Other, net	82	45	33
Changes in operating assets and liabilities, net of effects from acquisitions and dispositions:
Accounts receivable	10	34	(24)
Prepaid expenses and other assets	—	(8)	1
Accounts payable, accrued liabilities and other	114	46	37

Net cash flows from operating activities	2,158	1,876	1,737

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(1,825)	(1,745)	(1,311)
Change in accrued expenses related to capital expenditures	76	13	57
Sales (purchases) of cable systems, net	(676)	19	(88)
Other, net	(18)	(24)	(24)

Net cash flows from investing activities	(2,443)	(1,737)	(1,366)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of long-term debt	6,782	5,830	5,489
Repayments of long-term debt	(6,520)	(5,901)	(5,072)
Payments for debt issuance costs	(50)	(53)	(62)
Purchase of treasury stock	(15)	(11)	(733)
Proceeds from exercise of options and warrants	104	15	5
Other, net	(2)	(14)	—

Net cash flows from financing activities	299	(134)	(373)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14	5	(2)
CASH AND CASH EQUIVALENTS, beginning of period	7	2	4

CASH AND CASH EQUIVALENTS, end of period	$21	$7	$2

CASH PAID FOR INTEREST	$763	$904	$899

The accompanying notes are an integral part of these consolidated financial statements.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2012 AND 2011

Notes to Consolidated Financial Statements

1. Organization and Basis of Presentation

Organization

        Charter Communications, Inc. ("Charter") is a holding company whose principal asset is a 100% common equity interest in Charter Communications Holding Company, LLC ("Charter Holdco"). Charter owns cable systems through its subsidiaries, which are collectively, with Charter, referred to herein as the "Company."

        The Company is a cable operator providing services in the United States. The Company offers to residential and commercial customers traditional cable video programming, Internet services, and voice services, as well as advanced video services such as Charter OnDemandTM, high definition television, and digital video recorder ("DVR") service. The Company sells its cable video programming, Internet, voice, and advanced video services primarily on a subscription basis. The Company also sells local advertising on cable networks and on the Internet and provides fiber connectivity to cellular towers.

Basis of Presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and the rules and regulations of the Securities and Exchange Commission (the "SEC").

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas involving significant judgments and estimates include capitalization of labor and overhead costs; depreciation and amortization costs; valuations and impairments of property, plant and equipment, intangibles and goodwill; income taxes; contingencies and programming expense. Actual results could differ from those estimates.

        Certain prior year amounts have been reclassified to conform with the 2013 presentation.

2. Summary of Significant Accounting Policies

Consolidation

        The accompanying consolidated financial statements include the accounts of Charter and its wholly owned subsidiaries. The Company consolidates based upon evaluation of the Company's power, through voting rights or similar rights, to direct the activities of another entity that most significantly impact the entity's economic performance; its obligation to absorb the expected losses of the entity; and its right to receive the expected residual returns of the entity. All significant inter-company accounts and transactions among consolidated entities have been eliminated.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. These investments are carried at cost, which approximates market value. Cash and cash equivalents consist primarily of money market funds and commercial paper. Restricted

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

2. Summary of Significant Accounting Policies (Continued)

cash and cash equivalents consisted of amounts held in escrow accounts pending final resolution from the Bankruptcy Court. In April 2013, the restrictions on the cash and cash equivalents were resolved.

Property, Plant and Equipment

        Additions to property, plant and equipment are recorded at cost, including all material, labor and certain indirect costs associated with the construction of cable transmission and distribution facilities. While the Company's capitalization is based on specific activities, once capitalized, costs are tracked by fixed asset category at the cable system level and not on a specific asset basis. For assets that are sold or retired, the estimated historical cost and related accumulated depreciation is removed. Costs associated with initial customer installations and the additions of network equipment necessary to enable advanced video services are capitalized. Costs capitalized as part of initial customer installations include materials, labor, and certain indirect costs. Indirect costs are associated with the activities of the Company's personnel who assist in connecting and activating the new service and consist of compensation and other costs associated with these support functions. Indirect costs primarily include employee benefits and payroll taxes, direct variable costs associated with capitalizable activities, consisting primarily of installation and construction, vehicle costs, the cost of dispatch personnel and indirect costs directly attributable to capitalizable activities. The costs of disconnecting service at a customer's dwelling or reconnecting service to a previously installed dwelling are charged to operating expense in the period incurred. Costs for repairs and maintenance are charged to operating expense as incurred, while plant and equipment replacement and betterments, including replacement of cable drops from the pole to the dwelling, are capitalized.

        Depreciation is recorded using the straight-line composite method over management's estimate of the useful lives of the related assets as follows:

Cable distribution systems	7 - 20 years
Customer equipment and installations	4 - 8 years
Vehicles and equipment	1 - 6 years
Buildings and leasehold improvements	15 - 40 years
Furniture, fixtures and equipment	6 - 10 years

Asset Retirement Obligations

        Certain of the Company's franchise agreements and leases contain provisions requiring the Company to restore facilities or remove equipment in the event that the franchise or lease agreement is not renewed. The Company expects to continually renew its franchise agreements and has concluded that all of the related franchise rights are indefinite lived intangible assets. Accordingly, the possibility is remote that the Company would be required to incur significant restoration or removal costs related to these franchise agreements in the foreseeable future. A liability is required to be recognized for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company has not recorded an estimate for potential franchise related obligations, but would record an estimated liability in the unlikely event a franchise agreement containing such a provision were no longer expected to be renewed. The Company also expects to renew many of its lease agreements related to the continued operation of its cable business in the franchise areas. For the

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

2. Summary of Significant Accounting Policies (Continued)

Company's lease agreements, the estimated liabilities related to the removal provisions, where applicable, have been recorded and are not significant to the financial statements.

Franchises

        Franchise rights represent the value attributed to agreements or authorizations with local and state authorities that allow access to homes in cable service areas. Management estimates the fair value of franchise rights at the date of acquisition and determines if the franchise has a finite life or an indefinite life. All franchises that qualify for indefinite life treatment are tested for impairment annually or more frequently as warranted by events or changes in circumstances (see Note 6). The Company has concluded that all of its existing franchises qualify for indefinite life treatment.

Customer Relationships

        Customer relationships represent the value attributable to the Company's business relationships with its current customers including the right to deploy and market additional services to these customers. Customer relationships are amortized on an accelerated basis over the period the relationships with current customers are expected to generate cash flows (8-15 years).

Goodwill

        The Company assesses the recoverability of its goodwill as of November 30 of each year, or more frequently whenever events or changes in circumstances indicate that the asset might be impaired.

Other Non-current Assets

        Other non-current assets primarily include trademarks, right-of-entry costs and deferred financing costs. Trademarks have been determined to have an indefinite life and are tested annually for impairment. Right-of-entry costs represent costs incurred related to agreements entered into with landlords, real estate companies or owners to gain access to a building in order to provide cable service. Right-of-entry costs are generally deferred and amortized to amortization expense over the term of the agreement. Costs related to borrowings are deferred and amortized to interest expense over the terms of the related borrowings.

Valuation of Long-Lived Assets

        The Company evaluates the recoverability of long-lived assets to be held and used when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or changes in circumstances could include such factors as impairment of the Company's indefinite life assets, changes in technological advances, fluctuations in the fair value of such assets, adverse changes in relationships with local franchise authorities, adverse changes in market conditions or a deterioration of operating results. If a review indicates that the carrying value of such asset is not recoverable from estimated undiscounted cash flows, the carrying value of such asset is reduced to its estimated fair value. While the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect its evaluations of asset

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

2. Summary of Significant Accounting Policies (Continued)

recoverability. No impairments of long-lived assets to be held and used were recorded in 2013, 2012 and 2011.

Derivative Financial Instruments

        Gains or losses related to derivative financial instruments which qualify as hedging activities are recorded in accumulated other comprehensive loss. For all other derivative instruments, the related gains or losses are recorded in the statements of operations. The Company uses interest rate swap agreements to manage its interest costs and reduce the Company's exposure to increases in floating interest rates. The Company manages its exposure to fluctuations in interest rates by maintaining a mix of fixed and variable rate debt. Using interest rate swap agreements, the Company agrees to exchange, at specified intervals through 2017, the difference between fixed and variable interest amounts calculated by reference to agreed-upon notional principal amounts. The Company does not hold or issue any derivative financial instruments for trading purposes.

Revenue Recognition

        Revenues from residential and commercial video, Internet and voice services are recognized when the related services are provided. Advertising sales are recognized at estimated realizable values in the period that the advertisements are broadcast. In some cases, the Company coordinates the advertising sales efforts of other cable operators in a certain market and remits amounts received from customers less an agreed-upon percentage to such cable operator. For those arrangements in which the Company acts as a principal, the Company records the revenues earned from the advertising customer on a gross basis and the amount remitted to the cable operator as an operating expense.

        Fees imposed on Charter by various governmental authorities are passed through on a monthly basis to the Company's customers and are periodically remitted to authorities. Fees of $263 million, $260 million and $249 million for the years ended December 31, 2013, 2012 and 2011, respectively, are reported in video, voice and commercial revenues, on a gross basis with a corresponding operating expense because the Company is acting as a principal. Other taxes, such as sales taxes imposed on the Company's customers collected and remitted to state and local authorities are recorded on a net basis because the Company is acting as an agent in such situation.

        The Company's revenues by product line are as follows:

	Year Ended December 31,
	2013	2012	2011
Video	$4,030	$3,639	$3,639
Internet	2,186	1,866	1,708
Voice	644	828	858
Commercial	822	658	544
Advertising sales	291	334	292
Other	182	179	163

	$8,155	$7,504	$7,204

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

2. Summary of Significant Accounting Policies (Continued)

Programming Costs

        The Company has various contracts to obtain basic, digital and premium video programming from programming vendors whose compensation is typically based on a flat fee per customer. The cost of the right to exhibit network programming under such arrangements is recorded in operating expenses in the month the programming is available for exhibition. Programming costs are paid each month based on calculations performed by the Company and are subject to periodic audits performed by the programmers. Certain programming contracts contain incentives to be paid by the programmers. The Company receives these payments and recognizes the incentives on a straight-line basis over the life of the programming agreement as a reduction of programming expense. This offset to programming expense was $7 million, $6 million and $7 million for the years ended December 31, 2013, 2012 and 2011, respectively. Programming costs included in the accompanying statements of operations were $2.1 billion, $2.0 billion and $1.9 billion for the years ended December 31, 2013, 2012 and 2011, respectively.

Advertising Costs

        Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred. Such advertising expense was $357 million, $325 million and $285 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Multiple -Element Transactions

        In the normal course of business, the Company enters into multiple-element transactions where it is simultaneously both a customer and a vendor with the same counterparty or in which it purchases multiple products and/or services, or settles outstanding items contemporaneous with the purchase of a product or service from a single counterparty. Transactions, although negotiated contemporaneously, may be documented in one or more contracts. The Company's policy for accounting for each transaction negotiated contemporaneously is to record each element of the transaction based on the respective estimated fair values of the products or services purchased and the products or services sold. In determining the fair value of the respective elements, the Company refers to quoted market prices (where available), historical transactions or comparable cash transactions.

Stock -Based Compensation

        Restricted stock, restricted stock units, stock options and performance units and shares are measured at the grant date fair value and amortized to stock compensation expense over the requisite service period. The Company recorded $48 million, $50 million and $36 million of stock compensation expense which is included in operating costs and expenses and other operating expenses, net for the years ended December 31, 2013, 2012 and 2011, respectively.

        The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model and Monte Carlo simulations for options and restricted stock units with market conditions. The grant date weighted average assumptions used during the years ended December 31, 2013, 2012 and 2011, respectively, were: risk-free interest rate of 1.5%, 1.5% and 2.5%; expected volatility of 37.8%, 38.4% and 38.4%, and expected lives of 6.3 years, 6.3 years and 6.6 years. The grant

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

2. Summary of Significant Accounting Policies (Continued)

date weighted average cost of equity used was 16.2%, 16.2% and 15.5% during the years ended December 31, 2013, 2012 and 2011, respectively. Volatility assumptions were based on historical volatility of Charter and a peer group. The Company's volatility assumptions represent management's best estimate and were partially based on historical volatility of a peer group because management does not believe Charter's pre-emergence from bankruptcy historical volatility to be representative of its future volatility. Expected lives were calculated based on the simplified method due to insufficient historical exercise data. The valuations assume no dividends are paid.

Income Taxes

        The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing loss carryforwards. The impact on deferred taxes of changes in tax rates and tax law, if any, applied to the years during which temporary differences are expected to be settled, are reflected in the consolidated financial statements in the period of enactment (see Note 16).

Loss per Common Share

        Basic loss per common share is computed by dividing the net loss by the weighted-average common shares outstanding during the respective periods. Diluted loss per common share equals basic loss per common share for the periods presented, as the effect of stock options and other convertible securities are anti-dilutive because the Company incurred net losses.

Segments

        The Company's operations are conducted through the use of a unified network and are managed and reported to its Chief Executive Officer ("CEO"), the Company's chief operating decision maker, on a consolidated basis. The CEO assesses performance and allocates resources based on the consolidated results of operations. Under this organizational and reporting structure, the Company has one reportable segment, broadband services.

3. Acquisition of Bresnan

        On July 1, 2013, Charter and Charter Communications Operating, LLC ("Charter Operating") acquired Bresnan Broadband Holdings, LLC and its subsidiaries (collectively, "Bresnan") from a wholly owned subsidiary of Cablevision Systems Corporation ("Cablevision"), for $1.625 billion in cash, subject to a working capital adjustment, a reduction for certain funded indebtedness of Bresnan and payment of any post-closing refunds of certain Montana property taxes paid under protest by Bresnan prior to the closing. Bresnan manages cable operating systems in Montana, Wyoming, Colorado and Utah. Charter funded the purchase of Bresnan with a $1.5 billion term loan E (see Note 8) and borrowings under the Charter Operating credit facilities. The Company also incurred acquisition related costs of approximately $16 million, which are included in other expense, net and interest expense, net in the consolidated statements of operations for the year ended December 31, 2013.

        The Company applied acquisition accounting to Bresnan, and its results of operations are included in the Company's consolidated results of operations following the acquisition date. The total purchase

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

3. Acquisition of Bresnan (Continued)

price was allocated to the identifiable tangible and intangible assets acquired and the liabilities assumed based on their estimated fair values using Level 3 inputs (see Note 12).

        The excess of the purchase price over those fair values was recorded as goodwill. The fair value assigned to certain identifiable tangible and intangible assets acquired and liabilities assumed were based upon a third party valuation using the assumptions developed by management and other information compiled by management including, but not limited to, future expected cash flows. Certain liabilities assumed were based upon quoted market prices.

        The tables below present the calculation of the purchase price and the allocation of the purchase price to the assets and liabilities acquired.

Purchase Price:

Purchase price	$1,625
Bresnan debt assumed (including accrued interest)	(962)
Working capital adjustment	13

Cash purchase price, net of cash acquired	$676

Purchase Price Allocation:

Property, plant and equipment	$515
Franchises	722
Customer relationships	249
Goodwill	224
Other noncurrent assets	4
Current assets	16
Current liabilities	(69)
Long-term debt (including accrued interest)	(985)
Cash purchase price, net of cash acquired	$676

        Concurrent with the closing of the acquisition, Charter Operating repaid $711 million principal amount outstanding under the Bresnan credit facility and purchased $250 million aggregate principal amount of the 8.00% senior notes due 2018 issued by Bresnan (the "2018 Notes") for $274 million, including approximately $23 million of tender premium. The 2018 Notes were initially recorded on the balance sheet at fair value, which approximated the principal amount plus the tender premium, with the offset to goodwill.

        Charter's consolidated statement of operations for the year ended December 31, 2013 included $270 million of revenue and $17 million of net loss, including $16 million of acquisition related costs described above, from the acquisition of Bresnan.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

3. Acquisition of Bresnan (Continued)

        The following unaudited pro forma financial information of Charter is based on the historical consolidated financial statements of Charter and the historical consolidated financial statements of Bresnan and is intended to provide information about how the acquisition of Bresnan and related financing may have affected Charter's historical consolidated financial statements if they had closed as of January 1, 2012. The pro forma financial information below is based on available information and assumptions that the Company believes are reasonable. The pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what Charter's financial condition or results of operations would have been had the transactions described above occurred on the date indicated. The pro forma financial information also should not be considered representative of Charter's future financial condition or results of operations.

Year Ended December 31,

	Year Ended December 31,
	2013	2012
Revenues	$8,419	$8,017
Net loss	$(194)	$(392)
Loss per common share, basic and diluted	$(1.90)	$(3.93)

4. Allowance for Doubtful Accounts

        Activity in the allowance for doubtful accounts is summarized as follows for the years presented:

	Year Ended December 31,
	2013	2012	2011
Balance, beginning of period	$14	$16	$17
Charged to expense	101	105	117
Uncollected balances written off, net of recoveries	(96)	(107)	(118)

Balance, end of period	$19	$14	$16

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

4. Allowance for Doubtful Accounts (Continued)

        Property, Plant and Equipment Property, plant and equipment consists of the following as of December 31, 2013 and 2012:

	December 31,
	2013	2012
Cable distribution systems	$7,556	$6,588
Customer equipment and installations	4,061	3,292
Vehicles and equipment	270	195
Buildings and leasehold improvements	425	342
Furniture, fixtures and equipment	456	352

	12,768	10,769
Less: accumulated depreciation	(4,787)	(3,563)

	$7,981	$7,206

        The Company periodically evaluates the estimated useful lives used to depreciate its assets and the estimated amount of assets that will be abandoned or have minimal use in the future. A significant change in assumptions about the extent or timing of future asset retirements, or in the Company's use of new technology and upgrade programs, could materially affect future depreciation expense.

        Depreciation expense for the years ended December 31, 2013, 2012 and 2011 was $1.6 billion, $1.4 billion, and $1.3 billion, respectively. Property, plant and equipment increased $515 million as a result of cable system acquisitions during the year ended December 31, 2013.

6. Franchises, Goodwill and Other Intangible Assets

        Franchise rights represent the value attributed to agreements or authorizations with local and state authorities that allow access to homes in cable service areas. For valuation purposes, they are defined as the future economic benefits of the right to solicit and service potential customers (customer marketing rights), and the right to deploy and market new services to potential customers (service marketing rights).

        Franchise assets are tested for impairment annually, or more frequently as warranted by events or changes in circumstances. Franchise assets are aggregated into essentially inseparable units of accounting to conduct valuations. The units of accounting generally represent geographical clustering of our cable systems into groups.

        The Company assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that an indefinite lived intangible asset has been impaired. If, after this qualitative assessment, the Company determines that it is not more likely than not that an indefinite lived intangible asset has been impaired, then no further quantitative testing is necessary. In completing the 2013 and 2012 impairment testing, the Company evaluated the impact of various factors to the expected future cash flows attributable to its units of accounting and to the assumed discount rate which would be used to present value those cash flows. Such factors included macro-economic and industry conditions including the capital markets, regulatory, and competitive environment, and costs of programming and customer premise equipment along with

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

6. Franchises, Goodwill and Other Intangible Assets (Continued)

changes to our organizational structure and strategies. After consideration of these qualitative factors, the Company concluded that it is more likely than not that the fair value of the franchise assets in each unit of accounting exceeds the carrying value of such assets and therefore did not perform a quantitative analysis in 2013 or 2012.

        If we are required to perform a quantitative analysis to test the Company's franchise assets for impairment, the Company determines the estimated fair value utilizing an income approach model based on the present value of the estimated discrete future cash flows attributable to each of the intangible assets identified assuming a discount rate. This approach makes use of unobservable factors such as projected revenues, expenses, capital expenditures, and a discount rate applied to the estimated cash flows. The determination of the discount rate is based on a weighted average cost of capital approach, which uses a market participant's cost of equity and after-tax cost of debt and reflects the risks inherent in the cash flows.

        The Company estimates discounted future cash flows using reasonable and appropriate assumptions including among others, penetration rates for video, high-speed Internet, and voice; revenue growth rates; operating margins; and capital expenditures. The assumptions are based on the Company's and its peers' historical operating performance adjusted for current and expected competitive and economic factors surrounding the cable industry. The estimates and assumptions made in the Company's valuations are inherently subject to significant uncertainties, many of which are beyond its control, and there is no assurance that these results can be achieved. The primary assumptions for which there is a reasonable possibility of the occurrence of a variation that would significantly affect the measurement value include the assumptions regarding revenue growth, programming expense growth rates, the amount and timing of capital expenditures and the discount rate utilized. The quantitative franchise valuation completed for the year ended December 31, 2011 showed franchise values in excess of book values and thus resulted in no impairment.

        Goodwill is tested for impairment as of November 30 of each year, or more frequently as warranted by events or changes in circumstances. Accounting guidance also permits a qualitative assessment for goodwill to determine whether it is more likely than not that the carrying value of a reporting unit exceeds its fair value. If, after this qualitative assessment, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount then no further quantitative testing would be necessary. If the Company is required to perform the two-step test under the accounting guidance, the first step involves a comparison of the estimated fair value of each reporting unit to its carrying amount. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second step of the goodwill impairment is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed, and a comparison of the implied fair value of the reporting unit's goodwill is compared to its carrying amount to determine the amount of impairment, if any. The fair value of the reporting unit, when performing the second step of the goodwill impairment test, is determined using a consistent income approach model as that used for franchise impairment testing. As with the Company's franchise impairment testing, in 2013 and 2012, the Company elected to perform a qualitative assessment for its goodwill impairment testing and concluded that goodwill is not impaired. The Company's 2011 quantitative impairment analysis also did not result in any goodwill impairment charges.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

6. Franchises, Goodwill and Other Intangible Assets (Continued)

        Customer relationships, for valuation purposes, represent the value of the business relationship with existing customers (less the anticipated customer churn), and are calculated by projecting the discrete future after-tax cash flows from these customers, including the right to deploy and market additional services to these customers. The present value of these after-tax cash flows yields the fair value of the customer relationships. Customer relationships are amortized on an accelerated method over useful lives of 8-15 years based on the period over which current customers are expected to generate cash flows. Customer relationships are evaluated for impairment upon the occurrence of events or changes in circumstances indicating that the carrying amount of an asset may not be recoverable.

        The fair value of trademarks is determined using the relief-from-royalty method which applies a fair royalty rate to estimated revenue. Royalty rates are estimated based on a review of market royalty rates in the communications and entertainment industries. As the Company expects to continue to use each trademark indefinitely, trademarks have been assigned an indefinite life and are tested annually for impairment using either a qualitative analysis or quantitative analysis as elected by management. The qualitative analyses in 2013 and 2012 did not identify any factors that would indicate that it was more likely than not that the fair value of trademarks were less than the carrying value and thus resulted in no impairment. The Company's 2011 quantitative impairment analysis did not result in any trademark impairment charges.

        As of December 31, 2013 and 2012, indefinite lived and finite-lived intangible assets are presented in the following table:

	December 31,
	2013			2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Indefinite lived intangible assets:
Franchises	$6,009	$—	$6,009	$5,287	$—	$5,287
Goodwill	1,177	—	1,177	953	—	953
Trademarks	158	—	158	158	—	158
Other intangible assets	4	—	4	—	—	—

	$7,348	$—	7,348	$6,398	$—	6,398

Finite-lived intangible assets:
Customer relationships	$2,617	1,228	$1,389	$2,368	944	$1,424
Other intangible assets	130	44	86	105	29	76

	$2,747	$1,272	$1,475	$2,473	$973	$1,500

        Amortization expense related to customer relationships and other intangible assets for the years ended December 31, 2013, 2012 and 2011 was $299 million, $293 million and $315 million, respectively. Franchises, customer relationships and goodwill increased by $722 million, $249 million and $224 million, respectively, as a result of the acquisition of Bresnan completed during the year ended December 31, 2013.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

6. Franchises, Goodwill and Other Intangible Assets (Continued)

        The Company expects amortization expense on its finite-lived intangible assets will be as follows.

2014	$298
2015	264
2016	231
2017	197
2018	162
Thereafter	323

$1,475

        Actual amortization expense in future periods could differ from these estimates as a result of new intangible asset acquisitions or divestitures, changes in useful lives, impairments and other relevant factors.

7. Accounts Payable and Accrued Liabilities

        Accounts payable and accrued liabilities consist of the following as of December 31, 2013 and 2012:

	December 31,
	2013	2012
Accounts payable—trade	$91	$107
Accrued capital expenditures	235	156
Deferred revenue	90	81
Accrued liabilities:
Interest	195	155
Programming costs	379	323
Franchise related fees	62	52
Compensation	156	145
Other	259	205

	$1,467	$1,224

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

8. Long-Term Debt

        Long-term debt consists of the following as of December 31, 2013 and 2012:

	December 31,
	2013		2012
	Principal Amount	Accreted Value	Principal Amount	Accreted Value
CCO Holdings, LLC:
7.250% senior notes due October 30, 2017	$1,000	$1,000	$1,000	$1,000
7.875% senior notes due April 30, 2018	—	—	900	900
7.000% senior notes due January 15, 2019	1,400	1,393	1,400	1,392
8.125% senior notes due April 30, 2020	700	700	700	700
7.375% senior notes due June 1, 2020	750	750	750	750
5.250% senior notes due March 15, 2021	500	500	—	—
6.500% senior notes due April 30, 2021	1,500	1,500	1,500	1,500
6.625% senior notes due January 31, 2022	750	747	750	746
5.250% senior notes due September 30, 2022	1,250	1,239	1,250	1,238
5.125% senior notes due February 15, 2023	1,000	1,000	1,000	1,000
5.750% senior notes due September 1, 2023	500	500	—	—
5.750% senior notes due January 15, 2024	1,000	1,000	—	—
Credit facility due September 6, 2014	350	342	350	332
Charter Communications Operating, LLC:
Credit facilities	3,548	3,510	3,337	3,250

	$14,248	$14,181	$12,937	$12,808

        The accreted values presented above represent the principal amount of the debt less the original issue discount at the time of sale, plus the accretion to the balance sheet date. However, the amount that is currently payable if the debt becomes immediately due is equal to the principal amount of the debt. The Company has availability under its credit facilities of approximately $1.1 billion as of December 31, 2013, and as such, debt maturing in the next twelve months is classified as long-term.

CCO Holdings Notes

        In January 2011, CCO Holdings, LLC ("CCO Holdings") and CCO Holdings Capital Corp. closed on transactions in which they issued $1.4 billion aggregate principal amount of 7.000% senior notes due 2019. The net proceeds of the issuances were contributed by CCO Holdings to Charter Communications Operating, LLC ("Charter Operating") as a capital contribution and were used to repay indebtedness under the Charter Operating credit facilities. The Company recorded a loss on extinguishment of debt of approximately $67 million for the year ended December 31, 2011 related to these transactions.

        In May 2011, CCO Holdings and CCO Holdings Capital Corp. closed on transactions in which they issued $1.5 billion aggregate principal amount of 6.500% senior notes due 2021. The net proceeds of the issuances were contributed by CCO Holdings to Charter Operating as a capital contribution and inter-company loan and were used to repay indebtedness under the Charter Operating credit facilities.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

8. Long-Term Debt (Continued)

The Company recorded a loss on extinguishment of debt of approximately $53 million for the year ended December 31, 2011 related to these transactions.

        In December 2011, CCO Holdings and CCO Holdings Capital Corp. closed on transactions in which they issued $750 million aggregate principal amount of 7.375% senior notes due 2020. The net proceeds of the issuances were used, along with borrowings under the Charter Operating credit facilities, to finance the tender offers in which $407 million aggregate principal amount of Charter Operating's outstanding 8.000% senior second-lien notes due 2012, $234 million aggregate principal amount of Charter Operating's 10.875% senior second-lien notes due 2014 and $286 million aggregate principal amount of CCH II, LLC's ("CCH II") 13.500% senior notes due 2016 were repurchased. These transactions resulted in a loss on extinguishment of debt for the year ended December 31, 2011 of approximately $19 million.

        In January 2012, CCO Holdings and CCO Holdings Capital Corp. closed on transactions in which they issued $750 million principal amount of 6.625% senior notes due 2022. The notes were issued at a price of 99.5% of the aggregate principal amount. The net proceeds of the notes were used, along with a draw on the $500 million delayed draw portion of the Charter Operating Term Loan A facility, to repurchase $300 million aggregate principal amount of Charter Operating's outstanding 8.000% senior second-lien notes due 2012, $294 million aggregate principal amount of Charter Operating's 10.875% senior second-lien notes due 2014 and $334 million aggregate principal amount of CCH II's 13.500% senior notes due 2016, as well as to repay amounts outstanding under the Company's revolving credit facility. The tender offers closed in January and February 2012 and the Company recorded a loss on extinguishment of debt of approximately $15 million on this transaction for the year ended December 31, 2012.

        In August 2012, CCO Holdings and CCO Holdings Capital Corp. closed on transactions in which they issued $1.25 billion aggregate principal amount of 5.250% senior notes due 2022. The notes were issued at a price of 99.026% of the aggregate principal amount. The proceeds from the notes were used for general corporate purposes, including repaying amounts outstanding under the Company's revolving credit facility, and to fund the redemption of the CCH II 13.500% senior notes due 2016 during the fourth quarter of 2012.

        In December 2012, CCO Holdings and CCO Holdings Capital Corp. closed on transactions in which they issued $1.0 billion aggregate principal amount of 5.125% senior notes due 2023. The proceeds from the notes were used for general corporate purposes, including repaying amounts outstanding under the Company's credit facilities. These transactions resulted in a loss on extinguishment of debt for the year ended December 31, 2012 of approximately $33 million.

        In March 2013, CCO Holdings and CCO Holdings Capital Corp. closed on transactions in which they issued $500 million aggregate principal amount of 5.250% senior notes due 2021 and $500 million aggregate principal amount of 5.750% senior notes due 2023. The proceeds were used for repaying amounts outstanding under the Charter Operating term loan C facility. The Company recorded a loss on extinguishment of debt of approximately $42 million for the year ended December 31, 2013 related to these transactions.

        In May 2013, CCO Holdings and CCO Holdings Capital Corp. closed on transactions in which they issued $1.0 billion aggregate principal amount of 5.750% senior notes due 2024. Concurrently with

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

8. Long-Term Debt (Continued)

the pricing of the 5.750% senior notes, a tender offer was launched to purchase any and all of the CCO Holdings 7.875% senior notes due 2018. The Company used the proceeds from the issuance to purchase the notes tendered in the tender offer. Any notes not tendered were subsequently called in June 2013. The Company recorded a loss on extinguishment of debt of approximately $65 million for the year ended December 31, 2013 related to these transactions.

        The CCO Holdings notes are guaranteed by Charter. They are senior debt obligations of CCO Holdings and CCO Holdings Capital Corp. and rank equally with all other current and future unsecured, unsubordinated obligations of CCO Holdings and CCO Holdings Capital Corp. The CCO Holdings notes are structurally subordinated to all obligations of subsidiaries of CCO Holdings, including the Charter Operating credit facilities.

        CCO Holdings may redeem some or all of the CCO Holdings notes at any time at a premium. The optional redemption price declines to 100% of the respective series' principal amount, plus accrued and unpaid interest, if any, on or after varying dates in 2016 through 2021.

        In addition, at any time prior to varying dates in 2014 through 2016, CCO Holdings may redeem up to 35% of the aggregate principal amount of the notes at a redemption price at a premium plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more equity offerings (as defined in the indenture); provided that certain conditions are met.

        In the event of specified change of control events, CCO Holdings must offer to purchase the outstanding CCO Holdings notes from the holders at a purchase price equal to 101% of the total principal amount of the notes, plus any accrued and unpaid interest.

Charter Operating Notes

        In August 2011, Charter Operating repurchased, in private transactions, a total of $193 million principal amount of Charter Operating 8.000% senior second-lien notes due 2012 for approximately $199 million cash. The transactions resulted in a loss on extinguishment of debt of approximately $4 million for the year ended December 31, 2011.

        In March 2012, Charter Operating redeemed the remaining $18 million of 10.875% senior notes due 2014 pursuant to a notice of redemption.

CCH II Notes

        In October 2012, the Company redeemed $678 million aggregate principal amount of the CCH II 13.500% senior notes due 2016 at 108.522% of the principal amount. In November 2012, the Company redeemed the remaining $468 million aggregate principal amount of CCH II 13.500% senior notes due 2016 at 106.750% of the principal amount. The transactions resulted in a gain on extinguishment of debt of approximately $52 million for the year ended December 31, 2012.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

8. Long-Term Debt (Continued)

High-Yield Restrictive Covenants; Limitation on Indebtedness.

        The indentures governing the CCO Holdings notes contain certain covenants that restrict the ability of CCO Holdings, CCO Holdings Capital Corp. and all of their restricted subsidiaries to:

  •
  incur additional debt;

  •
  pay dividends on equity or repurchase equity;

  •
  make investments;

  •
  sell all or substantially all of their assets or merge with or into other companies;

  •
  sell assets;

  •
  enter into sale-leasebacks;

  •
  in the case of restricted subsidiaries, create or permit to exist dividend or payment restrictions with respect to CCO Holdings, guarantee their parent companies debt, or issue specified equity interests;

  •
  engage in certain transactions with affiliates; and

  •
  grant liens.

CCO Holdings Credit Facility

        CCO Holdings' credit agreement consists of a $350 million term loan facility (the "CCO Holdings credit facility"). The facility matures in September 2014. Borrowings under the CCO Holdings credit facility bear interest at a variable interest rate based on either LIBOR (0.17% as of December 31, 2013) or a base rate plus, in either case, an applicable margin. The applicable margin for LIBOR term loans is 2.50% above LIBOR. If an event of default were to occur, CCO Holdings would not be able to elect LIBOR and would have to pay interest at the base rate plus the applicable margin. The CCO Holdings credit facility is secured by the equity interests of Charter Operating, and all proceeds thereof.

        In April 2012, CCO Holdings entered into an amendment to its existing credit agreement dated March 6, 2007 which included, among other things, amendments to the Change of Control definition and certain other provisions and definitions related thereto. The Change of Control definition was amended to conform to the provision contained in Charter Operating's credit agreement as described below. Previously, the percentage of voting power necessary for a Change of Control had been 35%, and the definition of Change of Control did not include a Ratings Event.

Charter Operating Credit Facilities

        In December 2011, the Company entered into a senior secured term loan A facility pursuant to the terms of the Charter Operating credit agreement providing for $750 million of term loans with a final maturity date of May 15, 2017 and no LIBOR floor. The term loan A facility had a delayed draw component: $250 million was funded on closing of the term loan A and the remaining $500 million was funded in March 2012. The proceeds were used along with proceeds of the CCO Holdings 2020 Notes to finance the repurchase of certain Charter Operating's 8.000% and 10.875% senior second-lien notes and certain of CCH II's 13.500% senior notes discussed above.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

8. Long-Term Debt (Continued)

        In April 2012, Charter Operating entered into a senior secured term loan D facility pursuant to the terms of the Charter Operating credit agreement providing for $750 million of term loans with a final maturity date of May 15, 2019. Pricing on the new term loan D was set at LIBOR plus 3% with a LIBOR floor of 1%, and issued at a price of 99.5% of the aggregate principal amount. The proceeds were used to refinance Charter Operating's existing term loan B-1 and term loan B-2, both due 2014, with the remaining amount used to pay down a portion of its existing term loan C due 2016. Charter Operating concurrently amended and restated its existing $1.3 billion revolving credit facility with a new $1.15 billion revolving credit facility due 2017 at the interest rate of LIBOR plus 2.25% and amended and restated its existing credit agreement dated March 31, 2010. The Company recorded a loss on extinguishment of debt of approximately $59 million during the year ended December 31, 2012 related to these transactions.

        In March 2013, Charter Operating entered into an amendment to its credit agreement. The amendment, among other things, eliminated the $7.5 billion cap on the incurrence of first lien debt; and eliminated the requirement for providing Charter Operating financial statements and instead allowing for Charter financial statements with consolidating information.

        In April 2013, Charter Operating entered into an amendment to its credit agreement extending the maturity of its term loan A and revolver one year to 2018, decreasing the applicable LIBOR margin for the term loan A and revolver to 2%, decreasing the undrawn commitment fee on the revolver to 0.30% and increasing the revolver capacity to $1.3 billion. The Company recorded a loss on extinguishment of debt of approximately $2 million for the year ended December 31, 2013 related to these transactions.

        In May 2013, Charter Operating entered into a new term loan F facility pursuant to the terms of the Charter Operating credit agreement providing for a $1.2 billion term loan maturing in 2021. Pricing on the new term loan F was set at LIBOR plus 2.25% with a LIBOR floor of 0.75%, and issued at a price of 99.75% of the aggregate principal amount. The Company used the proceeds to repay Charter Operating's existing term loan C due 2016 and term loan D due 2019. The Company recorded a loss on extinguishment of debt of approximately $14 million for the year ended December 31, 2013 related to these transactions.

        In June 2013, Charter Operating entered into an amendment to its credit agreement. The amendment, among other things: (i) modified the restricted payments covenant to permit expanded flexibility for acquisitions; (ii) modified the events of default under the credit agreement to permit change of control offers with respect to assumed indebtedness subject to certain restrictions; (iii) modified the transactions with affiliates covenant; (iv) permits the granting of equal and ratable security on certain assumed indebtedness subject to pro forma compliance with certain financial tests; (v) permits incremental term loans to amortize equivalent to the existing term loan A-1; and (vi) allows for an increase in revolving commitments based on Charter Operating's annualized operating cash flow.

        In July 2013, Charter Operating activated the previously committed term loan E facility pursuant to the terms of the Charter Operating credit agreement providing for a $1.5 billion term loan maturing in seven years. Pricing on the new term loan E was set at LIBOR plus 2.25% with a LIBOR floor of 0.75%, and the term loan was issued at a price of 99.5% of the aggregate principal amount.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

8. Long-Term Debt (Continued)

        The Charter Operating credit facilities have an outstanding principal amount of $3.5 billion at December 31, 2013 as follows:

  •
  A term loan A with a remaining principal amount of $722 million, which is repayable in equal quarterly installments and aggregating $38 million in 2014 and 2015, $66 million in 2016 and $75 million in 2017, with the remaining balance due at final maturity on April 22, 2018;

  •
  A term loan E with a remaining principal amount of approximately $1.5 billion , which is repayable in equal quarterly installments and aggregating $15 million in each loan year, with the remaining balance due at final maturity on July 1, 2020;

  •
  A term loan F with a remaining principal amount of approximately $1.2 billion , which is repayable in equal quarterly installments and aggregating $12 million in each loan year, with the remaining balance due at final maturity on January 3, 2021; and

  •
  A revolving loan with an outstanding balance of $140 million at December 31, 2013 and allowing for borrowings of up to $1.3 billion, maturing on April 22, 2018.

        Amounts outstanding under the Charter Operating credit facilities bear interest, at Charter Operating's election, at a base rate or LIBOR (0.17% as of December 31, 201 3 and 0.22% as of December 31, 2012), as defined, plus an applicable margin.

        The Charter Operating credit facilities also allow us to enter into incremental term loans in the future, with amortization as set forth in the notices establishing such term loans. Although the Charter Operating credit of a certain amount of incremental term loans subject to pro-forma compliance with its financial maintenance covenants, no assurance can be given that we could obtain additional incremental term loans in the future if Charter Operating sought to do so or what amount of incremental term loans would be allowable at any given time under the terms of the Charter Operating credit facilities.

        The obligations of Charter Operating under the Charter Operating credit facilities (the "Obligations") are guaranteed by Charter Operating's immediate parent company, CCO Holdings, and subsidiaries of Charter Operating. The Obligations are also secured by (i) a lien on substantially all of the assets of Charter Operating and its subsidiaries, to the extent such lien can be perfected under the Uniform Commercial Code by the filing of a financing statement, and (ii) a pledge by CCO Holdings of the equity interests owned by it in Charter Operating or any of Charter Operating's subsidiaries, as well as intercompany obligations owing to it by any of such entities.

Credit Facilities—Restrictive Covenants

CCO Holdings Credit Facility

        The CCO Holdings credit facility contains covenants that are substantially similar to the restrictive covenants for the CCO Holdings notes except that the leverage ratio is 5.50 to 1.0. The CCO Holdings credit facility contains provisions requiring mandatory loan prepayments under specific circumstances, including in connection with certain sales of assets, so long as the proceeds have not been reinvested in the business. The CCO Holdings credit facility permits CCO Holdings and its subsidiaries to make

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

8. Long-Term Debt (Continued)

distributions to pay interest on the CCO Holdings notes, provided that, among other things, no default has occurred and is continuing under the CCO Holdings credit facility.

Charter Operating Credit Facilities

        The Charter Operating credit facilities contain representations and warranties, and affirmative and negative covenants customary for financings of this type. The financial covenants measure performance against standards set for leverage to be tested as of the end of each quarter. The Charter Operating credit facilities contain provisions requiring mandatory loan prepayments under specific circumstances, including in connection with certain sales of assets, so long as the proceeds have not been reinvested in the business. Additionally, the Charter Operating credit facilities provisions contain an allowance for restricted payments so long as the consolidated leverage ratio is no greater than 3.5 after giving pro forma effect to such restricted payment. The Charter Operating credit facilities permit Charter Operating and its subsidiaries to make distributions to pay interest on the currently outstanding subordinated and parent company indebtedness, provided that, among other things, no default has occurred and is continuing under the Charter Operating credit facilities.

        The events of default under the Charter Operating credit facilities include, among other things:

  •
  the failure to make payments when due or within the applicable grace period;

  •
  the failure to comply with specified covenants including the covenant to maintain the consolidated leverage ratio at or below 5.0 to 1.0 and the consolidated first lien leverage ratio at or below 4.0 to 1.0;

  •
  the failure to pay or the occurrence of events that cause or permit the acceleration of other indebtedness owing by CCO Holdings, Charter Operating, or Charter Operating's subsidiaries in aggregate principal amounts in excess of $100 million; and

  •
  similar to provisions contained in the CCO Holdings notes and credit facility, the consummation of any change of control transaction resulting in any person or group having power, directly or indirectly, to vote more than 50% of the ordinary voting power for the management of Charter Operating on a fully diluted basis and the occurrence of a ratings event including a downgrade in the corporate family rating during a ratings decline period.

Limitations on Distributions

        Distributions by the Company's subsidiaries to a parent company for payment of principal on parent company notes are restricted under the indentures and credit facilities discussed above, unless there is no default under the applicable indenture and credit facilities, and unless each applicable subsidiary's leverage ratio test is met at the time of such distribution. As of December 31, 2013, there was no default under any of these indentures or credit facilities. Distributions by Charter Operating for payment of principal on parent company notes are further

        In addition to the limitation on distributions under the various indentures discussed above, distributions by the Company's subsidiaries may only be made if they have "surplus" as defined in the Delaware Limited Liability Company Act.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

8. Long-Term Debt (Continued)

Liquidity and Future Principal Payments

        The Company continues to have significant amounts of debt, and its business requires significant cash to fund principal and interest payments on its debt, capital expenditures and ongoing operations. As set forth below, the Company has significant future principal payments beginning in 2014 and beyond. The Company continues to monitor the capital markets, and it expects to undertake refinancing transactions and utilize free cash flow and cash on hand to further extend or reduce the maturities of its principal obligations. The timing and terms of any refinancing transactions will be subject to market conditions.

        Based upon outstanding indebtedness as of December 31, 2013, the amortization of term loans, and the maturity dates for all senior and subordinated notes, total future principal payments on the total borrowings under all debt agreements as of December 31, 2013, are as follows:

Year	Amount
2014	$414
2015	65
2016	93
2017	1,102
2018	673
Thereafter	$11,901

$14,248

9. Treasury Stock

        On March 22, 2011, the Company purchased, in a private transaction, 4.5 million shares of Charter's Class A common stock from funds advised by Franklin Advisers, Inc. The price paid was $46.10 per share for a total of $207 million. The transaction was funded from existing cash on hand and available liquidity.

        Under a repurchase program authorized by Charter's board of directors in August 2011, 4.1 million shares of Charter's Class A common stock and warrants to purchase Charter's Class A common stock were purchased during the course of 2011 for a total of approximately $200 million. The average price per share paid was $48.48.

        In December 2011, the Company purchased, in a private transaction with a shareholder, 750,000 shares at $55.18 for a total of $41 million. The Company received 700,668 of the shares prior to December 31, 2011, with 49,332 shares received in January 2012. In December 2011, the Company also entered into stock repurchase agreements for approximately 3.0 million shares of Charter's Class A common stock from funds advised by Oaktree Capital Management and approximately 2.2 million shares of Charter's Class A common stock from funds advised by Apollo Management Holdings. The price paid was $54.35 per share for a total of $163 million for the shares purchased from Oaktree Capital Management and $117 million for the shares purchased from Apollo Management Holdings.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

9. Treasury Stock (Continued)

        During the years ended December 31, 2013, 2012 and 2011, the Company withheld 150,258, 129,417 and 141,175 shares, respectively, of its common stock in payment of $15 million, $9 million and $7 million, respectively, of tax withholdings owed by employees upon vesting of restricted shares.

        In December 2011, Charter's board of directors approved the retirement of treasury stock and 14.8 million shares of treasury stock were retired as of December 31, 2011. The remaining 49,332 shares received in January 2012 were retired in January 2012.

        In December 2013 and 2012, Charter's board of directors approved the retirement of treasury stock and 150,258 and 129,417 shares of treasury stock were retired as of December 31, 2013 and 2012, respectively.

        These transactions were funded from existing cash on hand and available liquidity. The Company accounted for treasury stock using the cost method and the treasury shares upon repurchase were reflected on the Company's consolidated balance sheets as a component of total shareholders' equity. Upon retirement, these treasury shares were allocated between additional paid-in capital and accumulated deficit based on the cost of original issue included in additional paid-in capital.

10. Common Stock

        Charter's Class A common stock and Class B common stock are identical except with respect to certain voting, transfer and conversion rights. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock were entitled to votes equaling 35% of the voting interests in Charter on a fully diluted basis. The Company currently does not have any outstanding Class B Common Stock. Pursuant to the terms of the Certificate of Incorporation of Charter, on January 18, 2011, the Disinterested Members of the Board of Directors of Charter caused a conversion of the shares of Class B common stock into shares of Class A common stock on a one-for-one basis.

        Charter has outstanding 5.1 million warrants to purchase shares of Charter Class A common stock with an exercise price of $46.86 per share and 0.8 million warrants to purchase shares of Charter Class A common stock with an exercise price $51.28 per share, both of which expire on November 30, 2014. Charter also has outstanding 0.8 million warrants to purchase shares of Charter Class A common stock with an exercise price of $19.80 per share that expire on November 30, 2016 owned by Paul G. Allen ("Mr. Allen"), the Company's former principal stockholder. The warrants are included in the accompanying balance sheets in total shareholders' equity.

        In 2013, the Company issued approximately 4.5 million shares of Charter Class A common stock as a result of exercises by holders who received warrants pursuant to the Joint Plan of Reorganization upon the Company's emergence from bankruptcy. The exercises resulted in proceeds to the Company of approximately $76 million.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

10. Common Stock (Continued)

        The following table summarizes our shares outstanding for the three years ended December 31, 2013:

	Class A Common Stock	Class B Common Stock
BALANCE, December 31, 2010	112,317,691	2,241,299
Conversion of Class B common stock into Class A	2,241,299	(2,241,299)
Restricted stock issuances, net of cancellations	472,099	—
Option exercises	140,893	—
Stock issuances pursuant to employment agreements	7,000	—
Purchase of treasury stock (see Note 9)	(14,608,564)	—

BALANCE, December 31, 2011	100,570,418	—
Option exercises	370,715	—
Restricted stock issuances, net of cancellations	182,537	—
Stock issuances from exercise of warrants	179,850	—
Restricted stock unit vesting	51,476	—
Purchase of treasury stock (see Note 9)	(178,749)	—

BALANCE, December 31, 2012	101,176,247	—
Option exercises	543,221	—
Restricted stock issuances, net of cancellations	4,879	—
Stock issuances from exercise of warrants	4,481,656	—
Restricted stock unit vesting	88,330	—
Purchase of treasury stock (see Note 9)	(150,258)	—

BALANCE, December 31, 2013	106,144,075	—

11. Accounting for Derivative Instruments and Hedging Activities

        The Company uses interest rate derivative instruments to manage its interest costs and reduce the Company's exposure to increases in floating interest rates. The Company manages its exposure to fluctuations in interest rates by maintaining a mix of fixed and variable rate debt. Using interest rate derivative instruments, the Company agrees to exchange, at specified intervals through 2017, the difference between fixed and variable interest amounts calculated by reference to agreed-upon notional principal amounts.

        The Company does not hold or issue derivative instruments for speculative trading purposes. The Company, until de-designating in the three months ended March 31, 2013, had certain interest rate derivative instruments that were designated as cash flow hedging instruments for GAAP purposes. Such instruments effectively converted variable interest payments on certain debt instruments into fixed payments. For qualifying hedges, realized derivative gains and losses offset related results on hedged items in the consolidated statements of operations. The Company formally documented, designated and assessed the effectiveness of transactions that received hedge accounting.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

11. Accounting for Derivative Instruments and Hedging Activities (Continued)

        The effect of interest rate derivative instruments on the Company's consolidated balance sheets is presented in the table below:

	December 31, 2013	December 31, 2012
Other long-term liabilities:
Fair value of interest rate derivatives designated as hedges	$—	$67

Fair value of interest rate derivatives not designated as hedges	$22	$—

Accrued interest:
Fair value of interest rate derivatives designated as hedges	—	$8

Fair value of interest rate derivatives not designated as hedges	$8	$—

Accumulated other comprehensive loss:
Fair value of interest rate derivatives designated as hedges	$—	$(75)

Fair value of interest rate derivatives not designated as hedges	$(41)	$—

        Changes in the fair value of interest rate derivative instruments that were designated as hedging instruments of the variability of cash flows associated with floating-rate debt obligations, and that met effectiveness criteria were reported in accumulated other comprehensive loss. The amounts were subsequently reclassified as an increase or decrease to interest expense in the same periods in which the related interest on the floating-rate debt obligations affected earnings (losses).

        Due to repayment of variable rate credit facility debt without a LIBOR floor, certain interest rate derivative instruments were de-designated as cash flow hedges during the three months ended March 31, 2013, as they no longer met the criteria for cash flow hedging specified by GAAP. In addition, on March 31, 2013, the remaining interest rate derivative instruments that continued to be highly effective cash flow hedges for GAAP purposes were electively de-designated. On the date of de-designation, the Company completed a final measurement test for each interest rate derivative instrument to determine any ineffectiveness and such amount was reclassified from accumulated other comprehensive loss into gain on derivative instruments, net in the Company's consolidated statements of operations. While these interest rate derivative instruments are no longer designated as cash flow hedges for accounting purposes, management continues to believe such instruments are closely correlated with the respective debt, thus managing associated risk. Interest rate derivative instruments not designated as hedges are marked to fair value, with the impact recorded as a gain or loss on derivative instruments, net in the Company's consolidated statements of operations. The balance that remains in accumulated other comprehensive loss for these interest rate derivative instruments will be amortized over the respective lives of the contracts and recorded as a loss within gain on derivative instruments, net in the Company's consolidated statements of operations. The estimated net amount of existing losses that are reported in accumulated other comprehensive loss as of December 31, 2013 that is expected to be reclassified into earnings within the next twelve months is approximately $19 million.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

11. Accounting for Derivative Instruments and Hedging Activities (Continued)

        The effects of derivative instruments on the Company's consolidated statements of comprehensive loss and consolidated statements of operations is presented in the table below.

	Year Ended December 31, 2013
	2013	2012	2011
Gain (loss) on derivative instruments, net:
Change in fair value of interest rate derivative instruments not designated as cash flow hedges	$38	$—	$—

Loss reclassified from accumulated other comprehensive loss into earnings as a result of cash flow hedge discontinuance	$(27)	$—	$—

Interest expense:
Loss reclassified from accumulated other comprehensive loss into interest expense	$(10)	$(36)	$(39)

        As of December 31, 2013 and 2012, the Company had $2.2 billion and $3.1 billion in notional amounts of interest rate derivative instruments outstanding. This includes $550 million in delayed start interest rate derivative instruments that become effective in March 2014 through March 2015. In any future quarter in which a portion of these delayed start interest rate derivative instruments first becomes effective, an equal or greater notional amount of the currently effective interest rate derivative instruments are scheduled to mature. Therefore, the $1.7 billion notional amount of currently effective interest rate derivative instruments will gradually step down over time as current interest rate derivative instruments mature and an equal or lesser amount of delayed start interest rate derivative instruments become effective.

        The notional amounts of interest rate instruments do not represent amounts exchanged by the parties and, thus, are not a measure of exposure to credit loss. The amounts exchanged were determined by reference to the notional amount and the other terms of the contracts.

12. Fair Value Measurements

        The accounting guidance establishes a three-level hierarchy for disclosure of fair value measurements, based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date, as follows:

  •
  Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active

  •
  markets.

  •
  Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets,

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

12. Fair Value Measurements (Continued)

  •
  and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

  •
  Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Financial Assets and Liabilities

        The Company has estimated the fair value of its financial instruments as of December 31, 2013 and 2012 using available market information or other appropriate valuation methodologies. Considerable judgment, however, is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented in the accompanying consolidated financial statements are not necessarily indicative of the amounts the Company would realize in a current market exchange.

        The carrying amounts of cash and cash equivalents, receivables, payables and other current assets and liabilities approximate fair value because of the short maturity of those instruments.

        The estimated fair value of the Company's debt at December 31, 2013 and 2012 are based on quoted market prices and is classified within Level 1 (defined below) of the valuation hierarchy.

        A summary of the carrying value and fair value of the Company's debt at December 31, 2013 and 2012 is as follows:

	December 31, 2013		December 31, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Debt
CCO Holdings debt	$10,329	$10,384	$9,226	$9,933
Credit facilities	$3,852	$3,848	$3,582	$3,695

        The interest rate derivatives were valued as $30 million and $75 million liabilities as of December 31, 2013 and 2012, respectively, using a present value calculation based on an implied forward LIBOR curve (adjusted for Charter Operating's or counterparties' credit risk) and were classified within Level 2 (defined above) of the valuation hierarchy. The weighted average pay rate for the Company's currently effective interest rate swaps was 2.17% and 2.25% at December 31, 2013 and 2012 (exclusive of applicable spreads).

Non-financial Assets and Liabilities

        The Company's non-financial assets such as franchises, property, plant, and equipment, and other intangible assets are not measured at fair value on a recurring basis; however they are subject to fair value adjustments in certain circumstances, such as when there is evidence that an impairment may exist. No impairments were recorded in 2013, 2012 and 2011.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

13. Operating Costs and Expenses

        Operating costs and expenses consist of the following for the years presented:

	Year Ended December 31,
	2013	2012	2011
Programming	$2,146	$1,965	$1,860
Franchise, regulatory and connectivity	399	383	371
Costs to service customers	1,514	1,363	1,268
Marketing	479	422	387
Other	807	727	678

	$5,345	$4,860	$4,564

        Programming costs consist primarily of costs paid to programmers for basic, premium, digital, OnDemand, and pay-per-view programming. Franchise, regulatory and connectivity costs represent payments to franchise and regulatory authorities and costs directly related to providing Internet and voice services. Costs to service customers include residential and commercial costs related to field operations, network operations and customer care including labor, reconnects, maintenance, billing, occupancy and vehicle costs. Marketing costs represents the costs of marketing to our current and potential commercial and residential customers including labor costs. Other includes bad debt and collections expense, corporate overhead, commercial and advertising sales expenses, property tax and insurance and stock compensation expense, among others.

14. Other Operating Expenses, Net

        Other operating expenses, net consist of the following for the years presented:

Year Ended December 31,

	Year Ended December 31,
	2013	2012	2011
(Gain)/loss on sale of assets, net	$8	$(5)	$(4)
Special charges, net	23	20	11

	$31	$15	$7

(Gain) loss on sale of assets, net

        (Gain) loss on sale of assets represents the gain or loss recognized on the sales and disposals of fixed assets and cable systems.

Special charges, net

        Special charges, net for the years ended 2013, 2012 and 2011 primarily include severance charges and net amounts of litigation settlements.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

15. Stock Compensation Plans

        Charter's 2009 Stock Incentive Plan provides for grants of non-qualified stock options, incentive stock options, stock appreciation rights, dividend equivalent rights, performance units and performance shares, share awards, phantom stock, restricted stock units and restricted stock. Directors, officers and other employees of the Company and its subsidiaries, as well as others performing consulting services for the Company, are eligible for grants under the 2009 Stock Incentive Plan. The 2009 Stock Incentive Plan allows for the issuance of up to 14 million shares of Charter Class A common stock (or units convertible into Charter Class A common stock).

        Stock options generally vest annually over three or four years from either the grant date or delayed vesting commencement dates. Stock options generally expire ten years from the grant date. Restricted stock vests annually over a one to four-year period beginning from the date of grant. A portion of stock options and restricted stock vest based on achievement of stock price hurdles. Restricted stock units have no voting rights and generally vest over three or four years from either the grant date or delayed vesting commencement dates. As of December 31, 2013, total unrecognized compensation remaining to be recognized in future periods totaled $34 million for stock options, $18 million for restricted stock and $18 million for restricted stock units and the weighted average period over which they are expected to be recognized is 2 years for stock options, 2 years for restricted stock and 3 years for restricted stock units.

        The Company recorded $48 million, $50 million and $36 million of stock compensation expense for the years ended December 31, 2013, 2012 and 2011, respectively, which is included in operating costs and expenses and other operating expenses, net.

        A summary of the activity for the Company's stock options for the years ended December 31, 2013, 2012 and 2011, is as follows (amounts in thousands, except per share data):

	Year Ended December 31,
	2013		2012		2011
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of period	3,552	$54.35	4,018	$49.53	1,431	$35.12
Granted	276	$108.89	813	$69.00	3,042	$54.30
Exercised	(543)	$51.22	(371)	$40.57	(141)	$35.38
Canceled	(143)	$50.54	(908)	$51.74	(314)	$36.40

Outstanding, end of period	3,142	$59.86	3,552	$54.35	4,018	$49.53

Weighted average remaining contractual life	7 years		8 years		9 years

Options exercisable, end of period	1,128	$52.07	469	$46.23	189	$34.92

Weighted average fair value of options granted	$41.52		$28.17		$23.03

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

15. Stock Compensation Plans (Continued)

        A summary of the activity for the Company's restricted stock for the years ended December 31, 2013, 2012 and 2011, is as follows (amounts in thousands, except per share data):

	Year Ended December 31,
	2013		2012		2011
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of period	928	$54.16	1,115	$45.72	1,081	$34.81
Granted	13	$101.81	244	$60.48	669	$53.16
Vested	(280)	$51.62	(370)	$36.02	(438)	$34.98
Canceled	(8)	$56.50	(61)	$35.25	(197)	$34.98

Outstanding, end of period	653	$56.14	928	$54.16	1,115	$45.72

        A summary of the activity for the Company's restricted stock units for the years ended December 31, 2013, 2012 and is as follows (amounts in thousands, except per share data):

	Year Ended December 31,
	2013		2012		2011
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of period	327	$61.79	273	$54.86	—	$—
Granted	73	$109.96	142	$71.33	276	$54.87
Vested	(88)	$61.17	(52)	$56.59	—	$—
Canceled	(24)	$55.28	(36)	$54.47	(3)	$55.12
Outstanding, end of period	288	$74.73	327	$61.79	273	$54.86

16. Income Taxes

        All of Charter's operations are held through Charter Holdco and its direct and indirect subsidiaries. Charter Holdco and the majority of its subsidiaries are generally limited liability companies that are not subject to income tax. However, certain of these limited liability companies are subject to state income tax. In addition, the indirect subsidiaries that are corporations are subject to federal and state income tax. All of the remaining taxable income, gains, losses, deductions and credits of Charter Holdco are passed through to Charter and its direct subsidiaries.

        For the years ended December 31, 2013, 2012, and 2011, the Company recorded deferred income tax expense and benefits as shown below. Income tax expense is recognized primarily through increases in deferred tax liabilities related to the Company's investment in Charter Holdco, as well as through current federal and state income tax expense and increases in the deferred tax liabilities of certain of its indirect corporate subsidiaries. Income tax benefits are realized through reductions in the deferred tax liabilities related to Charter's investment in Charter Holdco, as well as the deferred tax liabilities of

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

16. Income Taxes (Continued)

certain of Charter's indirect corporate subsidiaries. The tax provision in future periods will vary based on current and future temporary differences, as well as future operating results.

        Current and deferred income tax expense is as follows:

	Year Ended December 31,
	2013	2012	2011
Current expense:
Federal income taxes	$(1)	$—	$—
State income taxes	(7)	(7)	(9)

Current income tax expense	(8)	(7)	(9)

Deferred expense:
Federal income taxes	(101)	(223)	(258)
State income taxes	(11)	(27)	(32)

Deferred income tax expense	(112)	(250)	(290)

Total income tax expense	$(120)	$(257)	$(299)

        Income tax expense for the year ended December 31, 2013 decreased compared to the corresponding prior period, primarily as a result of step-ups in basis of indefinite-lived assets for tax, but not GAAP purposes, including the effects of partnership gains related to financing transactions and a partnership restructuring, which decreased the Company's net deferred tax liability related to indefinite-lived assets by $137 million.

        Of the $137 million decrease in net deferred tax liability, $101 million of deferred tax benefits correspond to gains recognized by corporate subsidiaries of Charter, which are partners in Charter Holdco, and resulted primarily from the repayment of Charter Operating credit facility debt with proceeds from the CCO Holdings notes issued in March 2013, see Note 8. The repayment of Charter Operating credit facility debt, which is not guaranteed by Charter, with proceeds from the notes, which are guaranteed by Charter, had the effect of reducing the amount of debt allocable to the non-guarantor corporate subsidiaries of Charter. For partnership tax purposes, the reduction in the amount of non-guaranteed debt available to allocate to these corporate subsidiaries caused them to recognize gains due to limited basis in their partnership interests in Charter Holdco. These gains result in a step-up in the underlying tax basis of Charter Holdco's assets and a corresponding reduction in the deferred tax liabilities for financial reporting purposes. In addition, on December 31, 2013, Charter restructured one of its tax partnerships which resulted in a $405 million net step-up to primarily intangible assets and a deferred income tax benefit of $36 million due to a shift in step-ups to indefinite-lived intangibles. The tax provision in future periods will vary based on various factors including changes in the Company's deferred tax liabilities attributable to indefinite-lived intangibles, as well as future operating results, however the Company does not anticipate having such a large reduction in tax expense attributable to these items unless it enters into similar future financing or restructuring transactions. The ultimate impact on the tax provision of such future financing and restructuring activities, if any, will be dependent on the underlying facts and circumstances at the time.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

16. Income Taxes (Continued)

        The Company's effective tax rate differs from that derived by applying the applicable federal income tax rate of 35% for the years ended December 31, 2013, 2012, and 2011, respectively, as follows:

	Year Ended December 31,
	2013	2012	2011
Statutory federal income taxes	$17	$17	$24
Statutory state income taxes, net	(7)	(7)	(9)
Nondeductible expenses	(3)	(6)	(5)
Change in valuation allowance	(127)	(264)	(312)
State rate changes	4	—	—
Other	(4)	3	3

Income tax expense	(120)	(257)	(299)

        For the years ended December 31, 2012 and 2011, the change in valuation allowance includes an increase of $4 million and $3 million, respectively, related to adjustments to cash flow hedges included in other comprehensive income. In addition, the change in the valuation allowance above for the year ended December 31, 2013 differs from the change between the beginning and ending deferred tax position due to a reduction of certain deferred tax assets and valuation allowance with no impact to the consolidated statements of operations.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

16. Income Taxes (Continued)

        The tax effects of these temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2013 and 2012 are presented below.

	December 31,
	2013	2012
Deferred tax assets:
Goodwill	$274	$199
Investment in partnership	289	448
Loss carryforwards	3,170	2,943
Other intangibles	48	—
Accrued and other	112	135

Total gross deferred tax assets	3,893	3,725
Less: valuation allowance	(2,961)	(2,851)

Deferred tax assets	$932	$874

Deferred tax liabilities:
Indefinite life intangibles	$(1,205)	$(1,094)
Other intangibles	—	(256)
Property, plant and equipment	(901)	(575)
Indirect corporate subsidiaries:
Indefinite life intangibles	(122)	(120)
Other	(119)	(132)

Deferred tax liabilities	(2,347)	(2,177)

Net deferred tax liabilities	$(1,415)	$(1,303)

        Included in net deferred tax liabilities above is net current deferred assets of $16 million and $18 million as of December 31, 2013 and 2012, respectively, included in prepaid expenses and other current assets in the accompanying consolidated balance sheets of the Company. Net deferred tax liabilities included approximately $226 million and $219 million at December 31, 2013 and 2012, respectively, relating to certain indirect subsidiaries of Charter Holdco that file separate federal or state income tax returns. The remainder of the Company's net deferred tax liability arose from Charter's investment in Charter Holdco, and was largely attributable to the characterization of franchises for financial reporting purposes as indefinite-lived.

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Due to the Company's history of losses and the limitations imposed under Section 382 of the Code, discussed below, on Charter's ability to use existing loss carryforwards in the future, valuation allowances have been established except for future taxable income that will result from the reversal of existing temporary differences for which deferred tax liabilities are recognized. Realization of deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. The amount of the deferred tax assets considered realizable and, therefore, reflected in the consolidated balance sheet, would be increased at such time that it is more-likely-than-not future taxable income will

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

16. Income Taxes (Continued)

be realized during the carryforward period. At the time this consideration is met, an adjustment to reverse some portion of the existing valuation allowance would result.

        As of December 31, 2013, Charter and its indirect corporate subsidiaries had approximately $8.3 billion of federal tax net operating loss carryforwards resulting in a gross deferred tax asset of approximately $2.9 billion. Federal tax net operating loss carryforwards expire in the years 2021 through 2033. These losses resulted from the operations of Charter Holdco and its subsidiaries. In addition, as of December 31, 2013, Charter and its indirect corporate subsidiaries had state tax net operating loss carryforwards, resulting in a gross deferred tax asset (net of federal tax benefit) of approximately $276 million. State tax net operating loss carryforwards generally expire in the years 2014 through 2033. Included in the loss carryforwards is $63 million of loss, the tax benefit of which will be recorded through equity when realized as a reduction of income tax payable.

        On May 1, 2013, Liberty Media Corporation ("Liberty Media") completed its purchase of a 27% beneficial interest in Charter (see Note 17). Upon closing, Charter experienced a second "ownership change" as defined in Section 382 of the Internal Revenue Code resulting in a second set of limitations on Charter's use of its existing federal and state net operating losses, capital losses, and tax credit carryforwards. The first ownership change limitations that applied as a result of our emergence from bankruptcy in 2009 will also continue to apply. As of December 31, 2013, $2.1 billion of federal tax loss carryforwards are unrestricted and available for Charter's immediate use, while approximately $6.2 billion of federal tax loss carryforwards are still subject to Section 382 and other restrictions. Pursuant to these restrictions, Charter estimates that approximately $2.0 billion, $2.0 billion and $400 million in the years 2014 to million annually over each of the next 8 years of federal tax loss carryforwards should become unrestricted and available for Charter's use. Since the limitation amounts accumulate for future use to the extent they are not utilized in any given year, Charter believes its loss carryforwards should become fully available to offset future taxable income, if any. Charter's state loss carryforwards and indirect corporate subsidiaries' loss carryforwards are subject to similar, but varying limitations on their future use. If the Company was to experience another "ownership change" in the future, its ability to use its loss carryforwards could be subject to further limitations.

        In determining the Company's tax provision for financial reporting purposes, the Company establishes a reserve for uncertain tax positions unless such positions are determined to be "more likely than not" of being sustained upon examination, based on their technical merits. There is considerable judgment involved in determining whether positions taken on the tax return are "more likely than not" of being sustained. A reconciliation of the beginning and ending amount of unrecognized tax benefits

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

16. Income Taxes (Continued)

included in deferred income taxes on the accompanying consolidated balance sheets of the Company is as follows:

Balance at December 31, 2011	$228
Additions based on tax positions related to prior year	1
Reductions due to tax positions related to prior year	(27)

Balance at December 31, 2012	202
Additions based on tax positions related to prior year	—
Reductions due to tax positions related to prior year	(202)

Balance at December 31, 2013	$—

        The Company's entire reserve for uncertain tax positions includes tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the character of the deductibility. Included in the balance at December 31, 2013, is $202 million of net reductions related to losses which were offset by gains discussed above. The change in character of the deduction would not impact the annual effective tax rate after consideration of the valuation allowance. The deductions for the uncertain tax positions are included with the loss carryforwards in the deferred tax assets and therefore there is no impact to the financial statements.

        No tax years for Charter or Charter Holdco, for income tax purposes, are currently under examination by the IRS. Tax years ending 2010 through 2013 remain subject to examination and assessment. Years prior to 2010 remain open solely for purposes of examination of Charter's loss and credit carryforwards.

17. Related Party Transactions

        The following sets forth certain transactions in which the Company and the directors, executive officers, and affiliates of the Company are involved or, in the case of the management arrangements, subsidiaries that are debt issuers that pay certain of their parent companies for services.

        Charter is a party to management arrangements with Charter Holdco and certain of its subsidiaries. Under these agreements, Charter and Charter Holdco provide management services for the cable systems owned or operated by their subsidiaries. Costs associated with providing these services are charged directly to the Company's operating subsidiaries and are included within operating costs and expenses in the accompanying consolidated statements of operations. Such costs totaled $305 million, $247 million, and $249 million for the years ended December 31, 2013, 2012, and 2011, respectively. All other costs incurred on behalf of Charter's operating subsidiaries are considered a part of the management fee and are recorded as a component of operating costs and expenses, in the accompanying consolidated financial statements. The management fee charged to the Company's operating subsidiaries approximated the expenses incurred by Charter Holdco and Charter on behalf of the Company's operating subsidiaries in 2013, 2012, and 2011.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

17. Related Party Transactions (Continued)

Liberty Media

        On May 1, 2013, Liberty Media completed its purchase from investment funds managed by, or affiliated with, Apollo Global Management, LLC ("Apollo"), Oaktree Capital Management, L.P. ("Oaktree") and Crestview Partners ("Crestview") of approximately 26.9 million shares and warrants to purchase approximately 1.1 million shares in Charter for approximately $2.6 billion (the "Liberty Media Transaction"), which represents an approximate 27% beneficial ownership in Charter and a price per share of $95.50.

        In connection with the Liberty Media Transaction, Charter entered into a stockholders agreement with Liberty Media that, among other things, provided Liberty Media with the right to designate four directors for appointment to Charter's board of directors in connection with the closing. Liberty Media designated John Malone, Chairman of Liberty Media, Gregory Maffei, president and chief executive officer of Liberty Media, Balan Nair, executive vice president and chief technology officer of Liberty Global plc, and Michael Huseby, chief executive officer of Barnes & Noble, Inc. Charter's board of directors appointed these directors effective upon the resignations of Stan Parker, Darren Glatt, Bruce Karsh and Edgar Lee in connection with the closing of the Liberty Media Transaction on May 1, 2013. Subject to Liberty Media's continued ownership level in Charter, the stockholders agreement also provides that Liberty Media can designate up to four directors as nominees for election to Charter's board of directors at least through Charter's 2015 annual meeting of stockholders, and that up to one of these individuals may serve on each of the Audit Committee, the Nominating and Corporate Governance Committee, and Compensation and Benefits Committee of Charter's board of directors. Consistent with these provisions, the board appointed Dr. Malone to serve on the Nominating and Corporate Governance Committee, Mr. Maffei to serve on the Finance Committee and the Compensation and Benefits Committee and Mr. Huseby to serve on the Audit Committee.

        In addition, Liberty Media agreed to not increase its beneficial ownership in Charter above 35% until January 2016, at which point such limit increases to 39.99%. Liberty Media is also, subject to certain exceptions, subject to certain customary standstill provisions that prohibit Liberty Media from, among other things, engaging in proxy or consent solicitations relating to the election of directors. The standstill limitations apply through the 2015 shareholder meeting and continue to apply as long as Liberty Media's designees are nominated to the Charter board, unless the agreement is earlier terminated. Charter approved Liberty Media as an interested stockholder under the business combination provisions of the Delaware General Corporation Law.

        The Company is aware that Dr. Malone may be deemed to have a 34.5% voting interest in Liberty Interactive Corp. ("Liberty Interactive") and is Chairman of the board of directors, an executive officer position, of Liberty Interactive. Liberty Interactive owns 36.9% of the common stock of HSN, Inc. ("HSN") and has the right to elect 20% of the board members of HSN. Liberty Interactive wholly owns QVC, Inc ("QVC"). The Company has programming relationships with HSN and QVC which pre-date the Liberty Media Transaction. For the nine months ended December 31, 2013, the Company received payments in aggregate of approximately $10 million from HSN and QVC as part of channel carriage fees and revenue sharing arrangements for home shopping sales made to customers in Charter's footprint.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

17. Related Party Transactions (Continued)

        Dr. Malone also serves on the board of directors of Discovery Communications, Inc., ("Discovery") and the Company is aware that Dr. Malone owns 4.3% in the aggregate of the common stock of Discovery and has a 29.2% voting interest in Discovery for the election of directors. In addition, Dr. Malone owns 9.2% in the aggregate of the common stock of Starz and has 42.8% of the voting power. Mr. Maffei is a non-executive Chairman of the board of Starz. The Company purchases programming from both Discovery and Starz pursuant to agreements entered into prior to the Liberty Media Transaction and Dr. Malone and Mr. Maffei joining Charter's board of directors. Based on publicly available information, the Company does not believe that either Discovery or Starz would currently be considered related parties. The amounts paid in aggregate to Discovery and Starz represent less than 3% of total operating costs and expenses for the nine months ended December 31, 2013.

Registration Rights Agreement

        As part of the emergence from Chapter 11 bankruptcy in 2009, the Company agreed to a Registration Rights Agreement with certain holders of the Company's Class A common stock which required the Company to file a shelf-registration statement with the SEC to provide for a continuous secondary offering of the stock. The registration statement became effective in November 2010. The Registration Rights Agreement provided that any holder of securities that wished to sell stock under the existing shelf registration statement must give the Company five business days notice that such holder wishes to sell and that the Company notify the other holders which were party to the Registration Rights Agreement.

        In August 2012, the Company and the Company's then three largest holders, Apollo, Oaktree and Crestview amended the Registration Rights Agreement to provide for sales of shares of the Company's Class A common stock in a block trade through an underwriter and the related mechanics for block trades. Because the amendment involved the Company and affiliates, it was deemed a related party transaction. The amendment was considered and approved by the Audit Committee. Charter received no compensation from entering into the amendment nor from any subsequent sales of shares.

Stock Repurchases

        See "Note 9. Treasury Stock" for the description of Charter's purchase of shares of its Class A common stock from Franklin Advisers, Inc., Oaktree and Apollo. At the time of the purchase, funds advised by Franklin Advisers, Inc., Oaktree and Apollo beneficially each held more than 10% of Charter's Class A common stock.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

18. Commitments and Contingencies

Commitments

        The following table summarizes the Company's payment obligations as of December 31, 2013 for its contractual obligations.

	Total	2014	2015	2016	2017	2018	Thereafter
Contractual Obligations
Capital and Operating Lease Obligations	$136	$35	$30	$26	$22	13	$10
Programming Minimum Commitments(2)	970	227	236	239	236	9	23
Other(3)	562	535	22	5	—	—	—

Total	$1,668	$797	$288	$270	$258	$22	$33

(1)
The Company leases certain facilities and equipment under non-cancelable operating leases. Leases and rental costs charged to expense for the years ended December 31, 2013, 2012 and 2011 were $34 million, $28 million, $27 million, respectively.

(2)
The Company pays programming fees under multi-year contracts ranging from three to ten years, typically based on a flat fee per customer, which may be fixed for the term, or may in some cases escalate over the term. Programming costs included in the accompanying statement of operations were $2.1 billion, $2.0 billion and $1.9 billion for the years ended December 31, 2013, 2012, and 2011 respectively. Certain of the Company's programming agreements are based on a flat fee per month or have guaranteed minimum payments. The table sets forth the aggregate guaranteed minimum commitments under the Company's programming contracts.

(3)
"Other" represents other guaranteed minimum commitments, which consist primarily of commitments to the Company's customer premise equipment vendors.

The following items are not included in the contractual obligation table due to various factors discussed below. However, the Company incurs these costs as part of its operations:

  •
  The Company rents utility poles used in its operations. Generally, pole rentals are cancelable on short notice, but the Company anticipates that such rentals will recur. Rent expense incurred for pole rental attachments for the years ended

  •
  December 31, 2013, 2012, and 2011 was $49 million, $47 million, and $49 million, respectively.

  •
  The Company pays franchise fees under multi-year franchise agreements based on a percentage of revenues generated from video service per year. The Company also pays other franchise related costs, such as public education grants, under multiyear agreements. Franchise fees and other franchise-related costs included in the accompanying statement of operations were $190 million, $176 million, and $174 million for the years ended December 31, 2013, 2012, and 2011 respectively.

  •
  The Company also has $73 million in letters of credit, primarily to its various worker's compensation, property and casualty, and general liability carriers, as collateral for reimbursement of claims.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

18. Commitments and Contingencies (Continued)

Litigation

        The Montana Department of Revenue ("Montana DOR") generally assesses property taxes on cable companies at 3% and on telephone companies at 6%. Historically, Bresnan's cable and telephone operations have been taxed separately by the Montana DOR. In 2010, the Montana DOR assessed Bresnan as a single telephone business and retroactively assessed it as such for 2007 through 2009. Bresnan filed a declaratory judgment action against the Montana DOR in Montana State Court challenging its property tax classifications for 2007 through 2010. Under Montana law, a taxpayer must first pay a current assessment of disputed property tax in order to challenge such assessment. In accordance with that law, Bresnan paid the disputed 2010, 2011 and 2012 property tax assessments of approximately $5 million, $11 million and $9 million, respectively, under protest. No payments for additional tax for 2007 through 2009, which could be up to approximately $16 million, including interest, were made at that time. On September 26, 2011, the Montana State Court granted Bresnan's summary judgment motion seeking to vacate the Montana DOR's retroactive tax assessments for the years 2007, 2008 and 2009. The Montana DOR's assessment for 2010 was the subject of a trial, which took place the week of October 24, 2011. On July 6, 2012, the Montana State Court entered judgment in favor of Bresnan, ruling that the Montana's DOR 2010 assessment was invalid and contrary to law, vacating the 2010 assessment, and directing that the Montana DOR refund the amounts paid by Bresnan under protest, plus interest and certain costs. The Montana DOR filed a notice of appeal to the Montana Supreme Court on September 20, 2012. The appeal was fully briefed, and was argued to the Montana Supreme Court in September 2013. On December 2, 2013, the Montana Supreme Court reversed the trial court's decision and remanded the matter to the trial court. Charter filed a petition for rehearing which was denied on January 7, 2014. At this point, there have been no further proceedings before the trial court, although Charter has filed pleadings to renew challenges to the Montana DOR's assessments that had been mooted by the Montana State Court's prior ruling. With respect to the Montana Supreme Court ruling, Charter's primary remaining course of action is an appeal to the U.S. Supreme Court. A decision has not been made as to whether this appeal will be pursued. Pending entry of a final judgment, the Montana DOR continues to hold Charter's protest payments aggregating approximately $25 million in escrow and continues to assess the Company as a single telephone business. The Company will make additional protest payments until a final judgment is entered, including payments for 2007, 2008 and 2009. The prior years' assessments are accrued in the Company's financial statements.

        The Company is a defendant, co-defendant or plaintiff seeking declaratory judgments in several lawsuits involving alleged infringement of various patents relating to various aspects of its businesses. Other industry participants are also defendants or plaintiffs seeking declaratory judgments in certain of these cases. In the event that a court ultimately determines that the Company infringes on any intellectual property rights, the Company may be subject to substantial damages and/or an injunction that could require the Company or its vendors to modify certain products and services the Company offers to its subscribers, as well as negotiate royalty or license agreements with respect to the patents at issue. While the Company believes the lawsuits are without merit and intends to defend the actions vigorously, no assurance can be given that any adverse outcome would not be material to the Company's consolidated financial condition, results of operations, or liquidity. The Company cannot predict the outcome of any such claims nor can it reasonably estimate a range of possible loss.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

18. Commitments and Contingencies (Continued)

        The Company is party to lawsuits and claims that arise in the ordinary course of conducting its business, including lawsuits claiming violation of wage and hour laws. The ultimate outcome of these other legal matters pending against the Company cannot be predicted, and although such lawsuits and claims are not expected individually to have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity, such lawsuits could have, in the aggregate, a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity. Whether or not the Company ultimately prevails in any particular lawsuit or claim, litigation can be time consuming and costly and injure the Company's reputation.

Regulation in the Cable Industry

        The operation of a cable system is extensively regulated by the Federal Communications Commission ("FCC"), some state governments and most local governments. The FCC has the authority to enforce its regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities used in connection with cable operations. The Telecommunications Act of 1996 altered the regulatory structure governing the nation's communications providers. It removed barriers to competition in both the cable television market and the telephone market. Among other things, it reduced the scope of cable rate regulation and encouraged additional competition in the video programming industry by allowing telephone companies to provide video programming in their own telephone service areas. Future legislative and regulatory changes could adversely affect the Company's operations.

19. Employee Benefit Plan

        The Company's employees may participate in the Charter Communications, Inc. 401(k) Plan. Employees that qualify for participation can contribute up to 50% of their salary, on a pre-tax basis, subject to a maximum contribution limit as determined by the Internal Revenue Service. Each payroll period, the Company will contribute to the 401(k) Plan the total amount of the salary reduction the employee elects to defer between 1% and 50%. The Company's matching contribution is discretionary and is equal to 50% of the amount of the salary reduction the participant elects to defer (up to 6% of the participant's eligible compensation), excluding any catch-up contributions and is paid by the Company on a per pay period basis. The Company made contributions to the 401(k) plan totaling $16 million, $8 million and $6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

(20) Recently Issued Accounting Standards

        In June 2013, the Financial Accounting Standards Board's Emerging Issues Task Force reached a final consensus on Issue 13-C, Presentation of an Unrecognized Tax Benefit when a Net Operating Loss or Tax Credit Carryforward Exists ("Issue 13-C"). Issue 13-C states that entities should present the unrecognized tax benefit as a reduction of the deferred tax asset for a net operating loss or similar tax loss or tax credit carryforward rather than as a liability when the uncertain tax position would reduce the net operating loss or other carryforward under the tax law. Issue 13-C requires prospective application (including accounting for uncertain tax positions that exist upon date of adoption) with

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

(20) Recently Issued Accounting Standards (Continued)

optional retrospective application and is effective for annual and interim periods beginning after December 15, 2013, with early adoption permitted. The Company adopted Issue 13-C in the second quarter of 2013 and applied it retrospectively. The adoption of Issue 13-C decreased prepaid expenses and other current assets by $3 million and other long-term liabilities by $202 million and increased deferred income taxes by $199 million as of December 31, 2012.

(21) Unaudited Quarterly Financial Data

        The following table presents quarterly data for the periods presented on the consolidated statement of operations:

	Year Ended December 31, 2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$1,917	$1972	$2118	$2148
Income from operations	$223	$236	$220	$246
Net income (loss)	$(42)	$(96)	$(70)	$39
Income (loss) per common share:
Basic	$(0.42)	$(0.96)	$(0.68)	$0.38
Diluted	$(0.42)	$(0.96)	$(0.68)	$0.35
Weighted average common shares outstanding:
Basic	100,327,418	100,600,678	102,924,443	103,836,535
Diluted	100,327,418	100,600,678	102,924,443	111,415,982

	Year Ended December 31, 2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$1,827	$1,884	$1,880	$1,913
Income from operations	$230	$269	$211	$206
Net loss	$(94)	$(83)	$(87)	$(40)
Loss per common share:
Basic and diluted	$(0.95)	$(0.84)	$(0.87)	$(0.41)
Weighted average common shares outstanding:
Basic and diluted	99,432,960	99,496,755	99,694,672	100,003,344

22. Consolidating Schedules

        The CCO Holdings notes and the CCO Holdings credit facility are obligations of CCO Holdings. However, the CCO Holdings notes are also jointly, severally, fully and unconditionally guaranteed on an unsecured senior basis by Charter.

        The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation SX Rule 3-10, Financial Statements of Guarantors and Affiliates Whose

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

22. Consolidating Schedules (Continued)

Securities Collateralize an Issue Registered or Being Registered. This information is not intended to present the financial position, results of operations and cash flows of the individual companies or groups of companies in accordance with generally accepted accounting principles.

        Condensed consolidating financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 follow.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

22. Consolidating Schedules (Continued)

Charter Communications, Inc.
Condensed Consolidating Balance Sheet
As of December 31, 2013

	Charter	Intermediate Holding Companies	CCO Holdings	Charter Operating and Subsidiaries	Eliminations	Charter Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$5	$—	$16	$—	$21
Accounts receivable, net	4	4	—	226	—	234
Receivables from related party	54	170	11	—	(235)	—
Prepaid expenses and other current assets	14	10	—	43	—	67

Total current assets	72	189	11	285	(235)	322

INVESTMENT IN CABLE PROPERTIES:
Property, plant and equipment, net	—	30	—	7,951	—	7,981
Franchises	—	—	—	6,009	—	6,009
Customer relationships, net	—	—	—	1,389	—	1,389
Goodwill	—	—	—	1,177	—	1,177

Total investment in cable properties, net	—	30	—	16,526	—	16,556

CC VIII PREFERRED INTEREST	—	392	—	—	(392)	—

INVESTMENT IN SUBSIDIARIES	1,295	325	10,592	—	(12,212)	—

LOANS RECEIVABLE—RELATED PARTY	—	318	461	—	(779)	—

OTHER NONCURRENT ASSETS	—	160	119	138	—	417

Total assets	$1,367	$1,414	$11,183	$16,949	$(13,618)	$17,295

LIABILITIES AND SHAREHOLDERS'/MEMBER'S EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$12	$113	$187	$1,155	$—	$1,467
Payables to related party	—	—	—	235	(235)	—

Total current liabilities	12	113	187	1,390	(235)	1,467

LONG-TERM DEBT	—	—	10,671	3,510	—	14,181

LOANS PAYABLE—RELATED PARTY	—	—	—	779	(779)	—

DEFERRED INCOME TAXES	1,204	—	—	227	—	1,431

OTHER LONG-TERM LIABILITIES	—	6	—	59	—	65

Shareholders'/Member's equity	151	1,295	325	10,592	(12,212)	151
Non-controlling interest	—	—	—	392	(392)	—

Total shareholders'/member's equity	151	1,295	325	10,984	(12,604)	151

Total liabilities and shareholders'/member's equity	$1,367	$1,414	$11,183	$16,949	$(13,618)	$17,295

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

22. Consolidating Schedules (Continued)

Charter Communications, Inc.
Condensed Consolidating Balance Sheet
As of December 31, 2012

	Charter	Intermediate Holding Companies	CCO Holdings	Charter Operating and Subsidiaries	Eliminations	Charter Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1	$—	$—	$6	$—	$7
Restricted cash and cash equivalents	—	—	—	27	—	27
Accounts receivable, net	1	3	—	230	—	234
Receivables from related party	59	176	11	—	(246)	—
Prepaid expenses and other current assets	16	8	—	38	—	62

Total current assets	77	187	11	301	(246)	330

INVESTMENT IN CABLE PROPERTIES:
Property, plant and equipment, net	—	32	—	7,174	—	7,206
Franchises	—	—	—	5,287	—	5,287
Customer relationships, net	—	—	—	1,424	—	1,424
Goodwill	—	—	—	953	—	953

Total investment in cable properties, net	—	32	—	14,838	—	14,870

CC VIII PREFERRED INTEREST	104	242	—	—	(346)	—

INVESTMENT IN SUBSIDIARIES	1,081	269	9,485	—	(10,835)	—

LOANS RECEIVABLE—RELATED PARTY	—	309	359	—	(668)	—

OTHER NONCURRENT ASSETS	—	163	118	115	—	396

Total assets	$1,262	$1,202	$9,973	$15,254	$(12,095)	$15,596

LIABILITIES AND SHAREHOLDERS'/MEMBER'S EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$12	$121	$146	$945	$—	$1,224
Payables to related party	—	—	—	246	(246)	—

Total current liabilities	12	121	146	1,191	(246)	1,224

LONG-TERM DEBT	—	—	9,558	3,250	—	12,808

LOANS PAYABLE—RELATED PARTY	—	—	—	668	(668)	—

DEFERRED INCOME TAXES	1,101	—	—	220	—	1,321

OTHER LONG-TERM LIABILITIES	—	—	—	94	—	94

Shareholders'/Member's equity	149	1,081	269	9,485	(10,835)	149
Non-controlling interest	—	—	—	346	(346)	—

Total shareholders'/member's equity	149	1,081	269	9,831	(11,181)	149

Total liabilities and shareholders'/member's equity	$1,262	$1,202	$9,973	$15,254	$(12,095)	$15,596

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

22. Consolidating Schedules (Continued)

Charter Communications, Inc.
Condensed Consolidating Statement of Operations
For the year ended December 31, 2013

	Charter	Intermediate Holding Companies	CCO Holdings	Charter Operating and Subsidiaries	Eliminations	Charter Consolidated
REVENUES	$22	$188	$—	$8,155	$(210)	$8,155

COSTS AND EXPENSES:
Operating costs and expenses (excluding depreciation and amortization)	22	188	—	5,345	(210)	5,345
Depreciation and amortization	—	—	—	1,854	—	1,854
Other operating expenses, net	—	—	—	31	—	31

	22	188	—	7,230	(210)	7,230

Income from operations	—	—	—	925	—	925

OTHER INCOME AND (EXPENSES):
Interest expense, net	—	8	(681)	(173)	—	(846)
Loss on extinguishment of debt	—	—	(65)	(58)	—	(123)
Gain on derivative instruments, net	—	—	—	11	—	11
Other expense, net	—	—	—	(16)	—	(16)
Equity in income (loss) of subsidiaries	(75)	(114)	632	—	(443)	—

	(75)	(106)	(114)	(236)	(443)	(974)

Income (loss) before income taxes	(75)	(106)	(114)	689	(443)	(49)
INCOME TAX EXPENSE	(108)	(1)	—	(11)	—	(120)

Consolidated net income (loss)	(183)	(107)	(114)	678	(443)	(169)
Less: Net (income) loss—non-controlling interest	14	32	—	(46)	—	—

Net income (loss)	$(169)	$(75)	$(114)	$632	$(443)	$(169)

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

22. Consolidating Schedules (Continued)

Charter Communications, Inc.
Condensed Consolidating Statement of Operations
For the year ended December 31, 2012

	Charter	Intermediate Holding Companies	CCO Holdings	Charter Operating and Subsidiaries	Eliminations	Charter Consolidated
REVENUES	$24	$159	$—	$7,504	$(183)	$7,504

COSTS AND EXPENSES:
Operating costs and expenses (excluding depreciation and amortization)	24	159	—	4,860	(183)	4,860
Depreciation and amortization	—	—	—	1,713	—	1,713
Other operating expenses, net	—	—	—	15	—	15

	24	159	—	6,588	(183)	6,588

Income from operations	—	—	—	916	—	916

OTHER INCOME AND (EXPENSES):
Interest expense, net	—	(103)	(541)	(263)	—	(907)
Gain (loss) on extinguishment of debt	—	46	—	(101)	—	(55)
Other expense, net	—	—	—	(1)	—	(1)
Equity in income (loss) of subsidiaries	(63)	(35)	506	—	(408)	—

	(63)	(92)	(35)	(365)	(408)	(963)

Income (loss) before income taxes	(63)	(92)	(35)	551	(408)	(47)
INCOME TAX EXPENSE	(254)	—	—	(3)	—	(257)

Consolidated net income (loss)	(317)	(92)	(35)	548	(408)	(304)
Less: Net (income) loss—non-controlling interest	13	29	—	(42)	—	—

Net income (loss)	$(304)	$(63)	$(35)	$506	$(408)	$(304)

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

22. Consolidating Schedules (Continued)

Charter Communications, Inc.
Condensed Consolidating Statement of Operations
For the year ended December 31, 2011

	Charter	Intermediate Holding Companies	CCO Holdings	Charter Operating and Subsidiaries	Eliminations	Charter Consolidated
REVENUES	$33	$124	$—	$7,204	$(157)	$7,204

COSTS AND EXPENSES:
Operating costs and expenses (excluding depreciation and amortization)	33	124	—	4,564	(157)	4,564
Depreciation and amortization	—	—	—	1,592	—	1,592
Other operating expenses, net	—	—	—	7	—	7

	33	124	—	6,163	(157)	6,163

Income from operations	—	—	—	1,041	—	1,041

OTHER INCOME AND (EXPENSES):
Interest expense, net	—	(191)	(381)	(391)	—	(963)
Loss on extinguishment of debt	—	(6)	—	(137)	—	(143)
Other expense, net	—	—	—	(5)	—	(5)
Equity in income (loss) of subsidiaries	(87)	82	463	—	(458)	—

	(87)	(115)	82	(533)	(458)	(1,111)

Income (loss) before income taxes	(87)	(115)	82	508	(458)	(70)
INCOME TAX EXPENSE	(295)	(1)	—	(3)	—	(299)

Consolidated net income (loss)	(382)	(116)	82	505	(458)	(369)
Less: Net (income) loss—non-controlling interest	13	29	—	(42)	—	—

Net income (loss)	$(369)	$(87)	$82	$463	$(458)	$(369)

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

22. Consolidating Schedules (Continued)

Charter Communications, Inc.
Condensed Consolidating Statement of Comprehensive Income (Loss)
For the year ended December 31, 2013

	Charter	Intermediate Holding Companies	CCO Holdings	Charter Operating and Subsidiaries	Eliminations	Charter Consolidated
Consolidated net income (loss)	$(183)	$(107)	$(114)	$678	$(443)	$(169)
Net impact of interest rate derivative instruments, net of tax	—	—	—	34	—	34

Comprehensive income (loss)	$(183)	$(107)	$(114)	$712	$(443)	$(135)

Charter Communications, Inc.
Condensed Consolidating Statement of Comprehensive Income (Loss)
For the year ended December 31, 2012

	Charter	Intermediate Holding Companies	CCO Holdings	Charter Operating and Subsidiaries	Eliminations	Charter Consolidated
Consolidated net income (loss)	$(317)	$(92)	$(35)	$548	$(408)	$(304)
Net impact of interest rate derivative instruments, net of tax	—	—	—	(10)	—	(10)

Comprehensive income (loss)	$(317)	$(92)	$(35)	$538	$(408)	$(314)

Charter Communications, Inc.
Condensed Consolidating Statement of Comprehensive Income (Loss)
For the year ended December 31, 2011

	Charter	Intermediate Holding Companies	CCO Holdings	Charter Operating and Subsidiaries	Eliminations	Charter Consolidated
Consolidated net income (loss)	$(382)	$(116)	$82	$505	$(458)	$(369)
Net impact of interest rate derivative instruments, net of tax	—	—	—	(8)	—	(8)

Comprehensive income (loss)	$(382)	$(116)	$82	$497	$(458)	$(377)

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

22. Consolidating Schedules (Continued)

Charter Communications, Inc.
Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2013

	Charter	Intermediate Holding Companies	CCO Holdings	Charter Operating and Subsidiaries	Eliminations	Charter Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated net income (loss)	$(183)	$(107)	$(114)	$678	$(443)	$(169)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	—	—	—	1,854	—	1,854
Noncash interest expense	—	—	27	16	—	43
Loss on extinguishment of debt	—	—	65	58	—	123
Gain on derivative instruments, net	—	—	—	(11)	—	(11)
Deferred income taxes	105	—	—	7	—	112
Equity in (income) losses of subsidiaries	75	114	(632)	—	443	—
Other, net	—	—	—	82	—	82
Changes in operating assets and liabilities, net of effects from acquisitions and dispositions:
Accounts receivable	(3)	(1)	—	14	—	10
Prepaid expenses and other assets	—	1	—	(1)	—	—
Accounts payable, accrued liabilities and other	—	(3)	41	76	—	114
Receivables from and payables to related party	5	(1)	(10)	6	—	—

Net cash flows from operating activities	(1)	3	(623)	2,779	—	2,158

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	—	—	—	(1,825)	—	(1,825)
Change in accrued expenses related to capital expenditures	—	—	—	76	—	76
Purchases of cable systems, net	—	—	—	(676)	—	(676)
Contribution to subsidiary	(89)	(534)	(1,022)	—	1,645	—
Distributions from subsidiary	—	6	630	—	(636)	—
Other, net	—	1	—	(19)	—	(18)

Net cash flows from investing activities	(89)	(527)	(392)	(2,444)	1,009	(2,443)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of long-term debt	—	—	2,000	4,782	—	6,782
Repayments of long-term debt	—	—	(955)	(5,565)	—	(6,520)
Borrowings (payments) loans payable—related parties	—	—	(93)	93	—	—
Payment for debt issuance costs	—	—	(25)	(25)	—	(50)
Purchase of treasury stock	(15)	—	—	—	—	(15)
Proceeds from exercise of options and warrants	104	—	—	—	—	104
Contributions from parent	—	534	89	1,022	(1,645)	—
Distributions to parent	—	(5)	(1)	(630)	636	—
Other, net	—	—	—	(2)	—	(2)

Net cash flows from financing activities	89	529	1,015	(325)	(1,009)	299

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1)	5	—	10	—	14
CASH AND CASH EQUIVALENTS, beginning of period	1	—	—	6	—	7

CASH AND CASH EQUIVALENTS, end of period	$—	$5	$—	$16	$—	$21

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

22. Consolidating Schedules (Continued)

Charter Communications, Inc.
Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2012

	Charter	Intermediate Holding Companies	CCO Holdings	Charter Operating and Subsidiaries	Eliminations	Charter Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated net income (loss)	$(317)	$(92)	$(35)	$548	$(408)	$(304)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	—	—	—	1,713	—	1,713
Noncash interest expense	—	(23)	18	50	—	45
(Gain) loss on extinguishment of debt	—	(46)	—	101	—	55
Deferred income taxes	252	—	—	(2)	—	250
Equity in (income) losses of subsidiaries	63	35	(506)	—	408	—
Other, net	—	—	—	45	—	45
Changes in operating assets and liabilities, net of effects from acquisitions and dispositions:
Accounts receivable	(1)	1	—	34	—	34
Prepaid expenses and other assets	2	8	—	(18)	—	(8)
Accounts payable, accrued liabilities and other	—	(87)	47	86	—	46
Receivables from and payables to related party	(1)	(1)	(11)	13	—	—

Net cash flows from operating activities	(2)	(205)	(487)	2,570	—	1,876

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	—	—	—	(1,745)	—	(1,745)
Change in accrued expenses related to capital expenditures	—	—	—	13	—	13
Sales of cable systems, net	—	—	—	19	—	19
Contribution to subsidiary	(14)	(71)	(2,330)	—	2,415	—
Distributions from subsidiary	12	1,891	2,014	—	(3,917)	—
Other, net	—	—	—	(24)	—	(24)

Net cash flows from investing activities	(2)	1,820	(316)	(1,737)	(1,502)	(1,737)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of long-term debt	—	—	2,984	2,846	—	5,830
Repayments of long-term debt	—	(1,621)	—	(4,280)	—	(5,901)
Borrowings (payments) loans payable—related parties	—	—	(314)	314	—	—
Payment for debt issuance costs	—	—	(39)	(14)	—	(53)
Purchase of treasury stock	(11)	—	—	—	—	(11)
Proceeds from exercise of options and warrants	15	—	—	—	—	15
Contributions from parent	—	84	1	2,330	(2,415)	—
Distributions to parent	—	(72)	(1,831)	(2,014)	3,917	—
Other, net	1	(6)	—	(9)	—	(14)

Net cash flows from financing activities	5	(1,615)	801	(827)	1,502	(134)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1	—	(2)	6	—	5
CASH AND CASH EQUIVALENTS, beginning of period	—	—	2	—	—	2

CASH AND CASH EQUIVALENTS, end of period	$1	$—	$—	$6	$—	$7

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

22. Consolidating Schedules (Continued)

Charter Communications, Inc.
Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2011

	Charter	Intermediate Holding Companies	CCO Holdings	Charter Operating and Subsidiaries	Eliminations	Charter Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated net income (loss)	$(382)	$(116)	$82	$505	$(458)	$(369)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	—	—	—	1,592	—	1,592
Noncash interest expense	—	(38)	20	52	—	34
Loss on extinguishment of debt	—	6	—	137	—	143
Deferred income taxes	294	—	—	(4)	—	290
Equity in (income) losses of subsidiaries	87	(82)	(463)	—	458	—
Other, net	—	—	—	33	—	33
Changes in operating assets and liabilities, net of effects from acquisitions and dispositions:
Accounts receivable	—	(5)	—	(19)	—	(24)
Prepaid expenses and other assets	1	(1)	—	1	—	1
Accounts payable, accrued liabilities and other	1	(16)	58	(6)	—	37
Receivables from and payables to related party	(1)	—	(7)	8	—	—

Net cash flows from operating activities	—	(252)	(310)	2,299	—	1,737

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	—	—	—	(1,311)	—	(1,311)
Change in accrued expenses related to capital expenditures	—	—	—	57	—	57
Purchases of cable systems, net	—	—	—	(88)	—	(88)
Contribution to subsidiary	—	—	(2,837)	—	2,837	—
Distributions from subsidiary	528	4,956	650	—	(6,134)	—
Other, net	—	—	—	(24)	—	(24)

Net cash flows from investing activities	528	4,956	(2,187)	(1,366)	(3,297)	(1,366)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of long-term debt	—	—	3,640	1,849	—	5,489
Repayments of long-term debt	—	(332)	—	(4,740)	—	(5,072)
Borrowings (payments) loans payable—related parties	—	—	223	(223)	—	—
Payment for debt issuance costs	—	—	(54)	(8)	—	(62)
Purchase of treasury stock	(533)	(200)	—	—	—	(733)
Proceeds from exercise of options and warrants	5	—	—	—	—	5
Contributions from parent	—	—	—	2,837	(2,837)	—
Distributions to parent	—	(4,173)	(1,311)	(650)	6,134	—
Other, net	—	(2)	—	2	—	—

Net cash flows from financing activities	(528)	(4,707)	2,498	(933)	3,297	(373)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	(3)	1	—	—	(2)
CASH AND CASH EQUIVALENTS, beginning of period	—	3	1	—	—	4

CASH AND CASH EQUIVALENTS, end of period	$—	$—	$2	$—	$—	$2

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        Liberty has incurred approximately $5.1 million in transaction-related fees and costs in connection with the Spin-Off. Additional unanticipated costs may be incurred with the operation of Broadband as a stand-alone company. The following table sets forth the costs and expenses payable by Liberty on our behalf in connection with the transaction being registered. All amounts are estimates except the registration fee.

Registration fee	$619,370
Printing and engraving expenses	$1 million
Legal fees and expenses	$1 million
Accounting fees and expenses	$1.5 million
Miscellaneous	$1 million
TOTAL	$5.1 million

Item 14.    Indemnification of Directors and Officers

        Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

        Section 102(b)(7) of the DGCL provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

        Article V, Section E of the Broadband charter will provide as follows:

          (1)    Limitation On Liability.    To the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, a director of Broadband will not be liable to Broadband or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this paragraph 1 will be prospective only and will not adversely affect any limitation, right or protection of a director of Broadband existing at the time of such repeal or modification.

          (2)    Indemnification.

            (a)    Right to Indemnification.    Broadband will indemnify, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a proceeding) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of Broadband or is or was serving at the request of Broadband as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) incurred by such person. Such right of indemnification will inure whether or not the claim asserted is based on matters which antedate the adoption of [Article V, Section E of the charter]. Broadband will be required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the board of directors of Broadband.

            (b)    Prepayment of Expenses.    Broadband will pay the expenses (including attorney's fees) incurred by a director or officer in defending any proceeding in advance of its final disposition; provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this paragraph or otherwise.

            (c)    Claims.    If a claim for indemnification or payment of expenses under this paragraph is not paid in full within 60 days after a written claim therefor has been received by Broadband, the claimant may file suit to recover the unpaid amount of such claim and, if successful, will be entitled to be paid the expense (including attorney's fees) of prosecuting such claim to the fullest extent permitted by Delaware law. In any such action Broadband will have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

            (d)    Non-Exclusivity of Rights.    The rights conferred on any person by this paragraph will not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the charter, the bylaws of Broadband, agreement, vote of stockholders or resolution of disinterested directors or otherwise.

            (e)    Other Indemnification.    Broadband's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity.

          3.    Amendment or Repeal.    Any amendment, modification or repeal of the foregoing provisions of Article V, Section E of the charter will not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Item 15.    Recent Sales of Unregistered Securities.

        None.

Item 16.    Exhibits and Financial Statement Schedules

        (a)    Exhibits.    The following documents are filed as exhibits hereto.

Exhibit Number	Exhibit Description
2.1	Form of Reorganization Agreement by and between Liberty Interactive Corporation and the Registrant.*
3.1	Form of Restated Certificate of Incorporation of the Registrant to be in effect at the time of the Spin-Off.*
3.2	Form of Bylaws of the Registrant to be in effect at the time of the Spin-Off.*
4.1	Specimen Certificate for shares of Series A Common Stock of the Registrant.**
4.2	Specimen Certificate for shares of Series B Common Stock of the Registrant.**
4.3	Specimen Certificate for shares of Series C Common Stock of the Registrant.**
4.4	Specimen Certificate for Series C Common Stock Subscription Rights of the Registrant.
4.5	Instructions for use of Series C Common Stock Subscription Right Certificates of the Registrant.*
5.1	Form of Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.*
8.1	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.*
10.1	Form of Liberty Broadband Corporation 2014 Omnibus Incentive Plan.
10.2	Form of Liberty Broadband Corporation Transitional Stock Adjustment Plan.
10.3
Charter Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation's Quarterly Report on Form 10-Q for the period ended March 31, 2013, filed with the Securities and Exchange Commission on May 5, 2013).
10.4
Voting Agreement dated as of April 25, 2014 between Comcast Corporation and Liberty Media Corporation (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Comcast Corporation on April 28, 2014).
10.5
Side Letter, dated as of April 25, 2014, from Charter Communications, Inc. to, and acknowledged by, Liberty Media Corporation (incorporated by reference to Exhibit 7(c) of the Form 13D/A filed by Charter Communications on April 29, 2014).
10.6	Amendment to the Charter Stockholders Agreement dated as of [•].*
10.7	Form of Tax Sharing Agreement by and between the Registrant and Liberty Media Corporation.
10.8	Form of Services Agreement by and between the Registrant and Liberty Media Corporation.*
10.9	Form of Facilities Sharing Agreement by and between the Registrant, Liberty Media Corporation and Liberty Property Holdings, Inc.*
10.10	Form of Indemnification Agreement by and between the Registrant and its executive officers/directors.*
10.11	Forms of Aircraft Time Sharing Agreements.*

Exhibit Number	Exhibit Description
10.12	Margin Loan Agreement, dated as of [•], among [•] as Borrower, various lenders, and [•], as Administrative Agent.*
21.1	List of Subsidiaries.*
23.1	Consent of KPMG LLP.
23.2	Consent of KPMG LLP.
24.1	Power of Attorney (included beginning on Page II-8).**
99.1	Executive and Director Compensation Information, extracted from the 2014 annual meeting proxy statements of Liberty Media Corporation and Liberty Interactive Corporation.**
99.2	Form of Notice of Guaranteed Delivery.
99.3	Form of Letter from the Registrant to Brokers, Dealers and Nominees.
99.4	Form of Letter from Brokers, Dealers and Nominees to Clients.
99.5	Form of Notice to Rightsholders who are Record Holders.
99.6	Form of Beneficial Owner Election Form.

*
To be filed by amendment

**
Previously filed

(b)(1)    Financial Statements.

        Included in this Registration Statement on Form S-1:

Page No.
Liberty Broadband Corporation:
Report Of Independent Registered Public Accounting Firm	F-1
Combined Balance Sheets, December 31, 2013 And 2012	F-2
Combined Statements Of Operations, Years Ended December 31, 2013, 2012 And 2011	F-3
Combined Statements Of Comprehensive Earnings (Loss), Years Ended December 31, 2013, 2012 And 2011	F-4
Combined Statements Of Cash Flows, Years Ended December 31, 2013, 2012 And 2011	F-5
Combined Statement Of Equity, Years Ended December 31, 2013, 2012 And 2011	F-6
Notes To Combined Financial Statements, December 31, 2013, 2012 And 2011	F-7
Condensed Combined Balance Sheets, June 30, 2014 and December 31, 2013	F-35
Condensed Combined Statements Of Operations, Three months ended June 30, 2014 and June 30, 2013	F-36
Condensed Combined Statements Of Comprehensive Earnings (Loss), Three months ended June 30, 2014 and June 30, 2013	F-37
Condensed Combined Statements Of Cash Flows, Three months ended June 30, 2014 and June 30, 2013	F-38
Condensed Combined Statement Of Equity, Three months ended June 30, 2014	F-39
Notes To Condensed Combined Financial Statements, June 30, 2014	F-40
Charter Communications, Inc.:
Report Of Independent Registered Public Accounting Firm	F-55
Charter Communications, Inc. And Subsidiaries Consolidated Balance Sheets, December 31, 2013 And 2012	F-56
Charter Communications, Inc. And Subsidiaries Consolidated Statements Of Operations, Years ended December 31, 2013, 2012 And 2011	F-57
Charter Communications, Inc. And Subsidiaries Consolidated Statements Of Comprehensive Loss, Years ended December 31, 2013, 2012 And 2011	F-58
Charter Communications, Inc. And Subsidiaries Consolidated Statements Of Changes In Shareholders' Equity, Years ended December 31, 2013, 2012, 2011 And 2010	F-59
Charter Communications, Inc. And Subsidiaries Consolidated Statements Of Cash Flows, Years ended December 31, 2013, 2012 And 2011	F-60
Notes To Consolidated Financial Statements, December 31, 2013, 2012 And 2011	F-61

(b)(2)    Financial Statement Schedules

        All schedules have been omitted because they are not applicable, not material or the required information is set forth in the financial statements or notes thereto.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i)
    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii)
    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which,

      individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (i)
    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    (ii)
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    (iii)
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    (iv)
    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

          (6)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Englewood, state of Colorado, on September 12, 2014.

LIBERTY BROADBAND CORPORATION
By:	/s/ RICHARD N. BAER
	Name:	Richard N. Baer
	Title:	Senior Vice President and General Counsel

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the date indicated.

Signature		Title	Date

* Gregory B. Maffei		Director, President and Chief Executive Officer (Principal Executive Officer)	*
* Christopher W. Shean		Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	*
* Richard N. Baer		Director, Senior Vice President and General Counsel	*
*By	/s/ RICHARD N. BAER Richard N. Baer Attorney-in-fact		September 12, 2014

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1	Form of Reorganization Agreement by and between Liberty Interactive Corporation and the Registrant.*

3.1	Form of Restated Certificate of Incorporation of the Registrant to be in effect at the time of the Spin-Off.*

3.2	Form of Bylaws of the Registrant to be in effect at the time of the Spin-Off.*

4.1	Specimen Certificate for shares of Series A Common Stock of the Registrant.**

4.2	Specimen Certificate for shares of Series B Common Stock of the Registrant.**

4.3	Specimen Certificate for shares of Series C Common Stock of the Registrant.**

4.4	Specimen Certificate for Series C Common Stock Subscription Rights of the Registrant.

4.5	Instructions for use of Series C Common Stock Subscription Right Certificates of the Registrant.*

5.1	Form of Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.*

8.1	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.*

10.1	Form of Liberty Broadband Corporation 2014 Omnibus Incentive Plan.

10.2	Form of Liberty Broadband Corporation Transitional Stock Adjustment Plan.

10.3	Charter Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation's Quarterly Report on Form 10-Q for the period ended March 31, 2013, filed with the Securities and Exchange Commission on May 5, 2013).

10.4	Voting Agreement dated as of April 25, 2014 between Comcast Corporation and Liberty Media Corporation (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Comcast Corporation on April 28, 2014).

10.5	Letter, dated as of April 25, 2014, from Charter Communications, Inc. to, and acknowledged by, Liberty Media Corporation (incorporated by reference to Exhibit 7(c) of the Form 13D/A filed by Charter Communications on April 29, 2014).

10.6	Amendment to the Charter Stockholders Agreement dated as of [•].*

10.7	Form of Tax Sharing Agreement by and between the Registrant and Liberty Media Corporation.

10.8	Form of Services Agreement by and between the Registrant and Liberty Media Corporation.*

10.9	Form of Facilities Sharing Agreement by and between the Registrant, Liberty Media Corporation and Liberty Property Holdings, Inc.*

10.10	Form of Indemnification Agreement by and between the Registrant and its executive officers/directors.*

10.11	Forms of Aircraft Time Sharing Agreements.*

10.12	Margin Loan Agreement, dated as of [•], among [•], as Borrower, various lenders, and [•] as Administrative Agent.*

Exhibit Number	Exhibit Description

21.1	List of Subsidiaries.*

23.1	Consent of KPMG LLP.

23.2	Consent of KPMG LLP.

24.1	Power of Attorney (included beginning on Page II-8).**

99.1	Executive and Director Compensation Information, extracted from the 2014 annual meeting proxy statements of Liberty Media Corporation and Liberty Interactive Corporation.**

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter from the Registrant to Brokers, Dealers and Nominees.

99.4	Form of Letter from Brokers, Dealers and Nominees to Clients.

99.5	Form of Notice to Rightsholders who are Record Holders.

99.6	Form of Beneficial Owner Election Form.

*
To be filed by amendment

**
Previously filed